Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

EXHIBIT 99.1

Subject to Completion, dated March 29, 2011

INFORMATION STATEMENT

Marathon Petroleum Corporation

Common Stock

(par value $0.01 per share)

Marathon Oil Corporation is furnishing this information statement to its stockholders in connection with the distribution by Marathon Oil of all the outstanding shares of common stock of Marathon Petroleum Corporation, or MPC, to holders of Marathon Oil’s common stock. As of the date of this information statement, Marathon Oil owns all of MPC’s outstanding common stock.

On [                    ], 2011, after consultation with financial and other advisors, Marathon Oil’s board of directors approved the distribution of 100% of Marathon Oil’s interest in MPC to holders of Marathon Oil common stock. Holders of Marathon Oil common stock will be entitled to receive one share of MPC common stock for every two shares of Marathon Oil common stock held as of 5:00 p.m. New York City Time on the record date, [                    ], 2011. The distribution date for the spin-off will be [                    ], 2011.

You will not be required to pay any cash or other consideration for the shares of MPC common stock that will be distributed to you or to surrender or exchange your shares of Marathon Oil common stock to receive shares of MPC common stock in the spin-off. The distribution will not affect the number of shares of Marathon Oil common stock that you hold. No approval by Marathon Oil stockholders of the spin-off is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

As discussed under “The Spin-Off—Trading of Marathon Oil Common Stock After the Record Date and Prior to the Distribution,” if you sell your shares of Marathon Oil common stock in the “regular way” market after the record date and prior to the spin-off, you also will be selling your right to receive MPC common stock in connection with the spin-off. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Marathon Oil common stock on or prior to the distribution date.

There is no current trading market for our common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for MPC common stock will begin on or about [                    ], 2011, and we expect that “regular way” trading of MPC common stock will begin the first day of trading following the spin-off. Subject to the consummation of the spin-off, we have applied to list our common stock on the New York Stock Exchange under the symbol “MPC.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Marathon Oil first mailed this information statement to its stockholders on or about [                    ], 2011.

The date of this information statement is [                    ], 2011.

Unless we otherwise state or the context otherwise indicates, all references in this information statement to “MPC,” “us,” “our” or “we” mean Marathon Petroleum Corporation and its subsidiaries, and all references to “Marathon Oil” mean Marathon Oil Corporation and its subsidiaries, other than, for all periods following the spin-off, MPC.

The transaction in which MPC will be separated from Marathon Oil and become an independent, publicly traded company is referred to in this information statement alternatively as the “distribution” or the “spin-off.”

This information statement is being furnished solely to provide information to Marathon Oil stockholders who will receive shares of MPC common stock in connection with the spin-off. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are required by applicable securities laws to do so.

i

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q:	What is the spin-off?

A:	The spin-off involves Marathon Oil’s distribution to its stockholders of all the shares of our common stock that it owns. Following the spin-off, we will be an independent, publicly traded company from Marathon Oil, and Marathon Oil will not retain any ownership interest in our company. You do not have to pay any consideration or give up any portion of your Marathon Oil common stock to receive shares of our common stock in the spin-off.

Q:	What is being distributed in the spin-off?

A:	Marathon Oil will distribute one share of MPC common stock for every two shares of Marathon Oil common stock outstanding as of the record date for the spin-off.

Q:	What is the record date for the spin-off, and when will the spin-off occur?

A:	The record date is [ ], 2011, and ownership is determined as of 5:00 p.m. New York City Time on that date. Shares of MPC common stock will be distributed on [ ], 2011, which we refer to as the distribution date.

Q:	As a holder of shares of Marathon Oil common stock as of the record date, what do I have to do to participate in the spin-off?

A:	Nothing. You will receive one share of MPC common stock for every two shares of Marathon Oil common stock held as of the record date and retained through the distribution date. You may also participate in the spin-off if you purchase Marathon Oil common stock in the “regular way” market after the record date and retain your Marathon Oil shares through the distribution date. See “The Spin-Off—Trading of Marathon Oil Common Stock After the Record Date and Prior to the Distribution.”
Q:	If I sell my shares of Marathon Oil common stock before or on the distribution date, will I still be entitled to receive MPC shares in the spin-off?

A:	If you sell your shares of Marathon Oil common stock prior to or on the distribution date, you may also be selling your right to receive shares of MPC common stock. See “The Spin-Off—Trading of Marathon Oil Common Stock After the Record Date and Prior to the Distribution.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your Marathon Oil common stock prior to or on the distribution date.

Q:	How will fractional shares be treated in the spin-off?

A.	Any fractional share of our common stock otherwise issuable to you will be sold on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Spin-Off—Treatment of Fractional Shares.”

Q:	Will the spin-off affect the number of shares of Marathon Oil I currently hold?

A:	The number of shares of Marathon Oil common stock held by a stockholder will be unchanged. The market value of each Marathon Oil share, however, will decline to reflect the impact of the spin-off.

Q:	What are the U.S. federal income tax consequences of the distribution of our shares of common stock to U.S. stockholders?

A:

Marathon Oil has requested a private letter ruling from the U.S. Internal Revenue Service (the “IRS”) and expects to obtain an opinion of counsel that the distribution of MPC common stock to Marathon Oil stockholders in the spin-off will qualify as a tax-free distribution for United States federal income tax purposes. You should, of course, consult your own tax advisor as to the particular consequences of the spin-off to you, including the applicability and effect of any U.S. federal, state and local and foreign tax laws, which may result in the spin-off distribution being taxable to you. Marathon Oil will provide its U.S. stockholders with information to enable them to compute their tax basis in both Marathon Oil and MPC shares. This information will be posted on Marathon Oil’s website www.Marathon.com promptly following the distribution date. Certain U.S. federal income tax consequences of the spin-off are described in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Is the spin-off distribution tax free to non-U.S. stockholders?

A:	Non-U.S. stockholders may be subject to U.S. federal income tax if the distribution of shares of MPC common stock in the spin-off were not to qualify as a tax-free distribution for U.S federal income tax purposes. In addition, any non-U.S. stockholder that beneficially owns more than five percent of Marathon Oil common stock may be subject to U.S. federal income tax on a portion of any gain realized with respect to its existing Marathon Oil common stock as a result of participating in the spin-off in certain circumstances if Marathon Oil was determined to be a “United States real property holding corporation” on certain dates during the shorter of the five-year period ending on the distribution date or the non-U.S. stockholder’s holding period. A non-U.S. stockholder generally will not be subject to regular U.S. federal income or withholding tax or gain realized on the receipt of cash in lieu of fractional shares in the spin-off, unless certain conditions exist. Non-U.S. stockholders may be subject to tax on the spin-off distribution in jurisdictions outside the U.S. The foregoing is for general information purposes and does not constitute tax advice. Stockholders should consult their own tax advisors regarding the particular consequences of the spin-off to them. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off to Non-U.S. Holders” and “—Other Tax Consequences of the Spin-Off.”
Q:	When will I receive my MPC shares? Will I receive a stock certificate for MPC shares distributed as a result of the spin-off?

A:	Registered holders of Marathon Oil common stock who are entitled to participate in the spin-off will receive a book-entry account statement reflecting their ownership of MPC common stock. For additional information, registered stockholders in the United States or Canada should contact Marathon Oil’s transfer agent, Computershare Trust Company, N.A., at (888) 843-5542 or through its website at www.computershare.com. Stockholders from outside the United States, Canada and Puerto Rico may call (781) 575-4735. See “The Spin-Off—When and How You Will Receive MPC Shares.”

Q:	What if I hold my shares through a broker, bank or other nominee?

A:	Marathon Oil stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with MPC common stock. For additional information, those stockholders should contact their broker or bank directly.

Q:	What if I have stock certificates reflecting my shares of Marathon Oil common stock? Should I send them to the transfer agent or to Marathon Oil?

A:	No, you should not send your stock certificates to the transfer agent or to Marathon Oil. You should retain your Marathon Oil stock certificates.

Q:	If I was enrolled in a Marathon Oil dividend reinvestment plan, will I automatically be enrolled in the MPC dividend reinvestment plan?

A:

Yes. If you elected to have your Marathon Oil cash dividends applied toward the purchase of additional Marathon Oil shares, the MPC shares you receive in the distribution will be automatically enrolled in the MPC Direct Stock Purchase and Dividend Reinvestment Plan sponsored by Computershare Trust Company,

N.A. (MPC’s transfer agent and registrar), unless you notify Computershare Trust Company N.A. that you do not want to reinvest any MPC cash dividends in additional MPC shares. For contact information for Computershare Trust Company N.A., see “Description of Capital Stock—Transfer Agent and Registrar.”

Q:	Why is Marathon Oil separating MPC from Marathon Oil’s business?

A:	Marathon Oil’s board and management believe that our separation from Marathon Oil will provide the following benefits: enhanced flexibility of the management team of each company to make business and operational decisions that are in the best interests of its business and to allocate capital and corporate resources in a manner that focuses on achieving its own strategic priorities; facilitation of growth of Marathon Oil’s and MPC’s businesses; improved investor understanding of the separate businesses of Marathon Oil and MPC and facilitation of valuation assessments for the securities of both companies, which should appeal to the different investor bases of the upstream and downstream petroleum businesses; and enhanced ability of each company to attract employees with appropriate skill sets, to incentivize its key employees with equity-based compensation that is aligned with the performance of its own operations and to retain key employees for the long term. For more information, see “The Spin-Off—Reasons for the Spin-Off.”

Q:	Why is the separation of the two companies structured as a spin-off?

A:	A U.S. tax-free distribution of shares in MPC is the most tax-efficient way to separate the companies.

Q:	What are the conditions to the spin-off?

A:	The spin-off is subject to a number of conditions, including, among others, the receipt of a private letter ruling from the IRS, the SEC declaring effective the registration statement of which this information statement forms a part and the completion of the financing related to the spin-off. See “The Spin-Off—Spin-Off Conditions and Termination.”

Q:	Will MPC incur any debt prior to or at the time of the spin-off?

A:	Yes. We have entered into new financing arrangements in anticipation of the distribution. See “Risk Factors—Risks Relating to the Spin-Off—Following the spin-off, we will have substantial debt obligations that could restrict our business, financial condition, results of operations or cash flows. In addition, the separation of our business from Marathon’s upstream business may lead to an increase in the overall cost of debt funding and a decrease in the overall debt capacity of the combined businesses. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally.”

Q:	Are there risks to owning MPC common stock?

A:	Yes. MPC’s business is subject both to general and specific business risks relating to its operations. In addition, the spin-off presents risks relating to MPC being a separately traded public company. See “Risk Factors.”

Q:	Does MPC intend to pay cash dividends?

A:	Yes. MPC intends to pay a cash dividend at the initial rate of $0.20 per share per quarter, or $0.80 per share per year. The declaration and amount of future dividends, however, will be determined by our board of directors and will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant. See “Dividend Policy.”

Q:	Will MPC common stock trade on a stock market?

A:	Currently, there is no public market for our common stock. Subject to the consummation of the spin-off, we have applied to list our common stock on the New York Stock Exchange under the symbol “MPC.” We cannot predict the trading prices for our common stock when such trading begins.

Q:	What will happen to Marathon Oil stock options, restricted shares and restricted stock units?

A:	Equity-based compensation awards generally will be treated as follows:

•

Outstanding options to purchase shares of Marathon Oil common stock that are vested, whether held by a current or former officer or employee of Marathon Oil or a current or former officer or employee of MPC, will be adjusted so that the holders of the options will hold options to purchase both Marathon Oil and MPC common stock. The Marathon Oil and MPC options received by each optionee, when combined, will generally preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Marathon Oil common stock on the distribution date.

•

Outstanding options to purchase shares of Marathon Oil common stock that are not vested and that are held by current officers or employees of Marathon Oil who are not and will not become officers or employees of MPC immediately after the spin-off will be replaced with adjusted options to purchase Marathon Oil common stock. Those adjusted options will generally preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Marathon Oil common stock on the distribution date. There are no unvested options to purchase shares of Marathon Oil common stock held by former officers or former employees.

•

Outstanding options to purchase shares of Marathon Oil common stock that are not vested and that are held by individuals who are or will become officers or employees of MPC immediately after the spin-off will be replaced with substitute options to purchase MPC common stock. Those substitute options will generally preserve the intrinsic value of each original option grant. They will also generally preserve the ratio of the exercise price to the fair market value of Marathon Oil common stock on the distribution date.

•

Outstanding vested Marathon Oil stock appreciation rights will be replaced with both adjusted Marathon Oil stock appreciation rights and MPC stock appreciation rights to receive a payment in cash or common stock. Both stock appreciation rights, when combined, will generally preserve the aggregate intrinsic value of each original stock appreciation right grant. They will also generally preserve the ratio of exercise price to the fair market value of Marathon Oil common stock on the distribution date. There are no outstanding stock appreciation rights issued by Marathon Oil that have not yet vested.

•

The Marathon Oil restricted stock awards and restricted stock unit awards of officers or employees of Marathon Oil who are not and will not become officers or employees of MPC immediately after the spin-off will be replaced with adjusted Marathon Oil restricted stock awards or restricted stock unit awards, as applicable, each of which will generally preserve the value of the original award determined as of the distribution date.

•

The Marathon Oil restricted stock awards and restricted stock unit awards of persons who are or will become officers or employees of MPC immediately after the spin-off will be converted into substitute MPC restricted stock awards or restricted stock unit awards, as applicable, each of which will generally preserve the value of the original award determined as of the distribution date.

•

The Marathon Oil director restricted stock unit awards of all nonemployee directors who are not and will not become directors of MPC immediately after the spin-off will be replaced with adjusted Marathon Oil director restricted stock unit awards, each of which will generally preserve the value of the original awards determined as of the distribution date.

•

The Marathon Oil director restricted stock unit awards of all nonemployee directors who are or will become directors of MPC immediately after the spin-off will be replaced with substitute MPC director restricted stock unit awards, each of which will generally preserve the value of the original awards determined as of the distribution date.

•

Performance units having a three-year performance period have been granted to Marathon Oil officers. At the effective time of the spin-off, three performance unit grants are expected to be outstanding: the 2009 grant for the 2009-2011 performance period, the 2010 grant for the 2010-2012 performance period, and the 2011 grant for the 2011-2013 performance period. The value of the performance units will be calculated as if the relevant performance period had ended on the distribution date, and each holder of performance units will receive a prorated payment based upon the portion of the performance period actually completed.

For additional information on the treatment of Marathon Oil equity-based compensation awards, see “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Employee Matters Agreement.”

Q:	What will the relationship between Marathon Oil and MPC be following the spin-off?

A:	After the spin-off, Marathon Oil will not own any shares of MPC common stock, and each of Marathon Oil and MPC will be independent, publicly traded companies with their own management teams and boards of directors. However, in connection with the spin-off, we are entering into a number of agreements with Marathon Oil that will govern the spin-off and allocate responsibilities for obligations arising before and after the spin-off, including, among others, obligations relating to our employees and taxes. See “Relationship with Marathon Oil After the Spin-Off.”

Q:	Will I have appraisal rights in connection with the spin-off?

A:	No. Holders of Marathon Oil common stock are not entitled to appraisal rights in connection with the spin-off.

Q:	Who is the transfer agent for your common stock?

A:	Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021-1011

Q:	Who is the distribution agent for the spin-off?

A:	Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021-1011

Q:	Whom can I contact for more information?

A:	If you have questions relating to the mechanics of the distribution of Marathon Oil shares, you should contact the distribution agent:

Computershare Trust Company, N.A. 250 Royall Street

Canton, Massachusetts 02021-1011

Telephone: (888) 843-5542 or (781) 575-4735

(outside the United States, Canada and Puerto Rico)

Before the spin-off, if you have questions relating to the spin-off, you should contact Marathon Oil at:

Marathon Oil Corporation

5555 San Felipe

Houston, Texas 77056

Attention: Vice President, Investor Relations

                  and Public Affairs

Telephone: (713) 296-4140

SUMMARY

The following is a summary of some of the information contained in this information statement. It does not contain all the details concerning us or the spin-off, including information that may be important to you. We urge you to read this entire document carefully, including the risk factors, our pro forma financial information and our historical combined financial statements and the notes to those financial statements.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the separation of MPC from Marathon Oil and the related distribution of our common stock.

Marathon Petroleum Corporation

We are currently a wholly owned subsidiary of Marathon Oil. Following the spin-off, we will be an independent, publicly traded company. Marathon Oil will not retain any ownership interest in our company. Our assets and business consist of those that Marathon Oil attributes to its existing petroleum refining, marketing and transportation operations and that are reported as its refining, marketing and transportation segment in its financial statements. We refer to petroleum refining, marketing and transportation operations as “downstream petroleum” operations or “downstream” operations.

We are one of the largest petroleum product refiners, transporters and marketers in the United States. We currently own and operate six refineries, all located in the United States, with an aggregate crude oil refining capacity in excess of 1.1 million barrels per day. Our refineries supply refined products to resellers and consumers within our market areas, including the Midwest, Gulf Coast and Southeast regions of the United States. We distribute refined products to our customers through one of the largest private domestic fleets of inland petroleum product barges, one of the largest terminal operations in the United States, and a combination of MPC-owned and third-party-owned trucking and rail assets. We currently own, operate, lease or have ownership interests in approximately 9,600 miles of crude and refined product pipelines to deliver crude oil to our refineries and other locations and refined products to wholesale and retail market areas, making us one of the largest petroleum pipeline companies in the United States on the basis of total volumes delivered. We sell refined products to wholesale marketing customers, large consumers such as utilities and on the spot market. We sell light products at 63 owned and operated and approximately 45 other exchange/throughput terminals throughout our 18-state wholesale market area. We supply refined products to approximately 5,100 Marathon®-branded retail outlets located within our market areas, which are operated by independent dealers and jobbers. In addition, we currently sell refined products directly to consumers through approximately 1,350 Speedway®-branded stores, which one of our subsidiaries owns and operates.

For the year ended December 31, 2010, we generated revenues of approximately $62.5 billion and income from operations of approximately $1.01 billion. For the year ended December 31, 2009, we generated revenues of approximately $45.5 billion and income from operations of approximately $654 million.

Our operations consist of three business segments:

•

Refining and Marketing—refines crude oil and other feedstocks at our six refineries in the Gulf Coast and Midwest regions of the United States and distributes refined products through various means, including barges, terminals and trucks that we own or operate. We sell refined products to wholesale marketing customers domestically and internationally, to buyers on the spot market, to our Speedway business segment and to dealers and jobbers who operate Marathon®-branded retail outlets;

•	Speedway—sells transportation fuels and convenience products in the retail market, primarily in the Midwest, through Speedway®-branded convenience stores; and

•

Pipeline Transportation—transports crude oil and other feedstocks to our refineries and other locations, delivers refined products to wholesale and retail market areas and owns, among other transportation-related assets, a majority interest in LOOP LLC, which is the owner and operator of the only U.S. deepwater oil port.

On December 1, 2010, we completed the sale of most of our Minnesota assets. These assets included the 74,000 barrel-per-day St. Paul Park refinery and associated terminals, 166 SuperAmerica®-branded convenience stores (including six stores in Wisconsin) along with the SuperMom’s® bakery (a baked goods supply operation) and certain associated trademarks, SuperAmerica Franchising LLC, interests in pipeline assets in Minnesota and associated inventories. We refer to these assets as the “Northern-Tier Assets.” This transaction was approximately $935 million, which included approximately $330 million for inventories. We received $740 million in cash, net of closing costs but prior to post-closing adjustments. The terms of the sale included (1) a preferred stock interest in the entity that holds the Northern-Tier Assets with a stated value of $80 million, (2) a maximum $125 million earnout provision payable to us over eight years, (3) a maximum $60 million of margin support payable to the buyer over two years, up to a maximum of $30 million per year, (4) a receivable from the buyer of $107 million payable in the first quarter of 2011 and (5) guarantees with a maximum exposure of $11 million made by us on behalf of and to the buyer related to a limited number of convenience store sites. As a result of this continuing involvement, the related gain on sale of $89 million was deferred. The timing and amount of deferred gain ultimately recognized in the income statement is subject to the resolution of our continuing involvement.

In connection with the spin-off, we and Marathon Oil are entering into certain agreements, including a separation and distribution agreement, a tax sharing agreement and an employee matters agreement, under which we and Marathon Oil will, among other things, indemnify each other against certain liabilities arising from our respective businesses. See “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us.”

We describe in this information statement the business to be transferred to us by Marathon Oil in connection with the spin-off as if it were our business for all historical periods described. However, we are a newly formed entity that will not independently conduct any operations before the spin-off. References in this document to our historical assets, liabilities, products, business or activities generally refer to the historical assets, liabilities, products, business or activities of the transferred business as it was conducted as part of Marathon Oil and its subsidiaries before the spin-off. Our historical financial results as part of Marathon Oil contained in this information statement may not be indicative of our financial results in the future as an independent company or reflect what our financial results would have been had we been an independent company during the periods presented.

Our company was incorporated in Delaware on November 9, 2009. The address of our principal executive offices is 539 South Main Street, Findlay, Ohio 45840-3229. Our main telephone number at that address is (419) 422-2121.

Our Competitive Strengths

High Quality Asset Base

We believe we are the largest crude oil refiner in the Midwest and the fifth largest in the United States, based on crude oil refining capacity. We currently own a six-plant refinery network with over 1.1 million barrels per day of crude oil throughput capacity. Our refineries process a wide range of crude oils, including heavy and sour crude oils, which can be purchased at a discount to sweet crude, and produce transportation fuels such as gasoline and distillate, as well as other refined products.

Strategic Location

The geographic locations of our refineries and our extensive midstream distribution system provide us with significant strategic advantages. Located in Petroleum Administration for Defense District (“PADD”) II and PADD III, which consist of states in the Midwest and the Gulf Coast regions of the United States, our refineries have the ability to procure crude oil from a variety of supply sources, including domestic, Canadian and other foreign sources, which provides us with flexibility to optimize supply costs. For example, geographic proximity to Canadian crude oil supply sources allows our refineries to incur lower transportation costs than competitors transporting Canadian crude oil to the Gulf Coast for refining. Our refinery locations and midstream distribution system also allow us to serve a broad range of key end-user markets across the United States quickly and cost-effectively.

Attractive Growth Opportunities Through Internal Projects

We believe that we have attractive growth opportunities through internal capital projects. We recently completed a major expansion project at our Garyville, Louisiana refinery, which initially expanded the crude oil refining capacity of this refinery by 180 thousand barrels per day (“mbpd”) to 436 mbpd. The Garyville expansion project has enhanced our scale efficiency and our feedstock flexibility. We are also continuing work on a currently projected $2.2 billion heavy oil upgrading and expansion project at our Detroit, Michigan refinery. When completed in the second half of 2012, the project will enable the refinery to process additional heavy, sour crude oils, including Canadian bitumen blends, and will increase the refinery’s crude oil refining capacity by approximately 15 mbpd. The estimated project costs referenced in this paragraph exclude amounts for capitalized interest.

Extensive Midstream Distribution Networks

We believe the relative scale of our transportation and distribution assets and operations distinguishes us from other refining and marketing companies. We own one of the largest petroleum pipeline companies in the United States based on total volume delivered. We also own one of the largest private domestic fleets of inland petroleum product barges and one of the largest terminal operations in the United States, as well as trucking and rail assets. We operate this system in coordination with our refining network, which enables us to achieve synergies by transferring intermediate stocks between refineries, optimizing feedstock and raw material supplies and optimizing refined product distribution. This in turn results in economy-of-scale advantages that contribute to profitability.

Competitively Positioned Marketing Operations

We are one of the largest wholesale suppliers of gasoline and distillate to resellers within each of our market areas. We have two strong retail brands: Speedway® and Marathon®. We believe our Speedway® stores, which we operate through a wholly owned subsidiary (“Speedway”), comprise one of the largest chains of company-owned and operated retail gasoline and convenience stores in the Midwest and the fourth largest in the United States. The Marathon® brand is an established motor fuel brand in the Midwest and Southeast regions of the United States, and is available through approximately 5,100 branded locations in 18 states. We believe our distribution system allows us to maximize the sale value of our products and minimize cost.

Established Track Record of Profitability

We have demonstrated an ability to achieve competitive financial results throughout all stages of the recent downstream business cycle. Our historical net income in 2010, 2009 and 2008 was $623 million, $449 million and $1,215 million, respectively. We believe our business mix and business strategies position us well to continue to achieve competitive financial results.

Our Business Strategies

Pursue Growth by Expanding and Upgrading Existing Asset Base

We continually evaluate opportunities to expand our existing asset base and consider capital projects that enhance our core competitiveness in the downstream business. Our recently completed Garyville expansion project initially increased that refinery’s crude oil refining capacity by approximately 180 mbpd. Our current initiatives include an upgrade project at our Detroit, Michigan refinery, which will enhance our ability to process lower-cost heavier and sourer crude oils, as well as increase the refinery’s crude oil refining capacity by approximately 15 mbpd. We will continue to pursue other growth opportunities that provide an attractive return on capital.

Increase Profitability Through Margin Improvement

We intend to increase the profitability of our existing assets by pursuing a number of margin improvement opportunities, including increasing our feedstock flexibility and increasing our production of more high-value end products. We intend to increase our feedstock flexibility by completing our expansion and upgrade project at Detroit. By refining heavier crude oil, we will be able to reduce our overall feedstock costs without sacrificing the value of our refined products.

Selectively Pursue Acquisitions

Our management team has demonstrated its ability to identify complementary assets, consummate acquisitions on favorable terms and integrate acquired assets. Our management’s acquisition experience includes substantial involvement in the combination of the refining, marketing and transportation assets of Ashland, Inc. (“Ashland”) with those of Marathon Oil into a jointly owned business in 1998 and Marathon Oil’s subsequent acquisition of Ashland’s interest in 2005. We will continue to evaluate potential acquisitions, with the aim of increasing earnings while maintaining financial discipline. We may also pursue the strategic divestiture of assets from time to time, when doing so is in our best long-term interest. An example is the recent sale of our Northern-Tier Assets, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We believe that our separation from Marathon Oil will enhance our ability to execute this strategy by allowing us to focus on assets that are best suited to our downstream business.

Risk Factors

Our business is subject to a number of risks, including risks related to the spin-off. The following list of risk factors is not exhaustive. Please read “Risk Factors” carefully for a more thorough description of these and other risks.

Risks Related to the Spin-Off

•	We may not realize the potential benefits from the spin-off.

•

Our historical combined and pro forma financial information are not necessarily indicative of our future financial condition, future results of operations or future cash flows, nor do they reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

•

We have no history operating as an independent public company. We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company, and we will experience increased ongoing costs in connection with being an independent public company.

•

If the spin-off does not qualify as a tax-free transaction, you and Marathon Oil could be subject to material amounts of taxes and, in certain circumstances, our company could be required to indemnify Marathon Oil for material taxes pursuant to indemnification obligations under the tax sharing agreement.

•

We may not be able to engage in desirable strategic or capital raising transactions following the spin-off. In addition, under some circumstances, we could be liable for any adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

•

Potential indemnification liabilities to Marathon Oil pursuant to the separation and distribution agreement could materially and adversely affect our business, financial condition, results of operations and cash flows.

•

Following the spin-off, we will have substantial debt obligations that could restrict our business, financial condition, results of operations or cash flows. In addition, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally.

Risks Related to Our Industry and Our Business

•

A substantial or extended decline in refining and marketing gross margins would reduce our operating results and cash flows and could materially adversely impact our future rate of growth and the carrying value of our assets.

•	Changes in environmental or other laws or regulations may reduce our refining and marketing gross margins.

•	Worldwide political and economic developments could materially and adversely impact our business, financial condition, results of operations and cash flows.

Risks Relating to Ownership of Our Common Stock

•

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spin-off.

•	Provisions in our corporate documents and Delaware law could delay or prevent a change in control of our company, even if that change may be considered beneficial by some of our stockholders.

Summary of the Spin-Off

The following is a brief summary of the terms of the spin-off. Please see “The Spin-Off” for a more detailed description of the matters described below.

Distributing company	Marathon Oil, which is the parent company of MPC. After the distribution, Marathon Oil will not retain any shares of our common stock.

Distributed company	MPC, which is currently a wholly owned subsidiary of Marathon Oil. After the distribution, MPC will be an independent, publicly traded company.

Shares to be distributed	Approximately 355 million shares of our common stock. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the spin-off.

Distribution ratio	Each holder of Marathon Oil common stock will receive one share of our common stock for every two shares of Marathon Oil common stock held on the record date.

Fractional shares	The transfer agent identified below will aggregate fractional shares into whole shares and sell them on behalf of stockholders in the open market at prevailing market prices and distribute the proceeds pro rata to each Marathon Oil stockholder who otherwise would have been entitled to receive a fractional share in the spin-off. You will not be entitled to any interest on the amount of payment made to you in lieu of a fractional share. See “The Spin-Off—Treatment of Fractional Shares.”

Distribution procedures	On or about the distribution date, the distribution agent identified below will distribute the shares of our common stock to be distributed by crediting those shares to book-entry accounts established by the transfer agent for persons who were stockholders of Marathon Oil as of 5:00 p.m., New York City time, on the record date. You will not be required to make any payment or surrender or exchange your Marathon Oil common stock or take any other action to receive your shares of our common stock. However, as discussed below, if you sell shares of Marathon Oil common stock in the “regular way” market between the record date and the distribution date, you will be selling your right to receive the associated shares of our common stock in the distribution. Registered stockholders will receive additional information from the transfer agent shortly after the distribution date. Beneficial stockholders will receive information from their brokerage firms.

Distribution agent, transfer agent and registrar for our shares of common stock	Expected to be Computershare Trust Company, N.A.

Record date	5:00 p.m. New York City Time on [ ], 2011.

Distribution date	[ ], 2011.

Trading prior to or on the distribution date	It is anticipated that, beginning shortly before the record date, Marathon Oil’s shares will trade in two markets on the New York Stock Exchange, a “regular way” market and an “ex-distribution” market. Investors will be able to purchase Marathon Oil shares without the right to receive shares of our common stock in the ex-distribution market for Marathon Oil common stock. Any holder of Marathon Oil common stock who sells Marathon Oil shares in the “regular way” market on or before the distribution date will also be selling the right to receive shares of our common stock in the spin-off. You are encouraged to consult with your financial advisor regarding the specific implications of selling Marathon Oil common stock prior to or on the distribution date.

Assets and liabilities transferred to the distributed company

Before the distribution date, we and Marathon Oil will enter into a separation and distribution agreement that will contain the key provisions relating to the separation of our business from Marathon Oil and the distribution of our shares of common stock. The separation and distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by Marathon Oil in the spin-off and describe when and how these transfers, assumptions and assignments will occur. See “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Separation and Distribution Agreement.”

Cash payments to Marathon Oil prior to the spin-off	Prior to completion of the spin-off, we intend to repay our intercompany debt owing to Marathon Oil, which was $3.62 billion in aggregate principal amount as of December 31, 2010. We will also distribute all of our remaining cash and cash equivalents to Marathon Oil, except for a minimum cash and cash equivalents balance of $750 million as of the distribution date.

Relationship with Marathon Oil after the spin-off	Before the distribution date, we and Marathon Oil will also enter into agreements to define various continuing relationships between Marathon Oil and us in various contexts. We will enter into a transition services agreement under which we and Marathon Oil will provide each other certain transition services on an interim basis. We and Marathon Oil will also enter into an agreement providing for the sharing of taxes incurred before and after the distribution, various indemnification rights with respect to tax matters and restrictions to preserve the tax-free status of the distribution to Marathon Oil. See “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us.”

Indemnities	We will indemnify Marathon Oil under the tax sharing agreement we have entered into in connection with the spin-off for the taxes resulting from any acquisition or issuance of our stock that triggers the application of Section 355(e) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). For a discussion of Section 355(e), please see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.” Under the separation and distribution agreement entered into in connection with the spin-off, we will also indemnify Marathon Oil and its remaining subsidiaries against various claims and liabilities relating to the past operation of our business. Please see “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Separation and Distribution Agreement.”

U.S. federal income tax consequences

Marathon Oil has requested a private letter ruling from the IRS and expects to obtain an opinion of counsel that the distribution of shares of MPC common stock in the spin-off will qualify as a tax-free distribution for United States federal income tax purposes. Certain United States federal income tax consequences of the spin-off are described in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the spin-off	We expect that the spin-off will be effective on [ ], 2011, provided that the conditions set forth under the caption “The Spin-Off—Spin-Off Conditions and Termination” have been satisfied in Marathon Oil’s sole and absolute discretion.

Reasons for the spin-off	Marathon Oil’s board and management believe that our separation from Marathon Oil will provide the following benefits: enhanced flexibility of the management team of each company to make business and operational decisions that are in the best interests of its business and to allocate capital and corporate resources in a manner that focuses on achieving its own strategic priorities; facilitation of growth of Marathon Oil’s and MPC’s businesses; improved investor understanding of the separate businesses of Marathon Oil and MPC and facilitation of valuation assessments for the securities of both companies, which should appeal to the different investor bases of the upstream and downstream businesses; and enhanced ability of each company to attract employees with appropriate skill sets, to incentivize its key employees with equity-based compensation that is aligned with the performance of its own operations and to retain key employees for the long term. For more information, see “The Spin-Off—Reasons for the Spin-Off.”

Stock exchange listing	Currently there is no public market for our common stock. We have applied for listing of our common stock on the New York Stock Exchange, or the NYSE, under the symbol “MPC.” We anticipate that trading will commence on a when-issued basis shortly before the record date. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution of our shares of common stock in the spin-off, when-issued trading in respect of our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict the trading prices for our common stock following the spin-off. In addition, Marathon Oil common stock will remain outstanding and will continue to trade on the NYSE.

Dividend policy

We plan to pay a dividend at the initial rate of $0.20 per share per quarter. All decisions regarding the declaration and payment of dividends will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant. See “Dividend Policy.”

Incurrence of debt	In anticipation of the spin-off, we have entered into a credit facility with certain financial institutions. The credit facility will provide, effective as of the distribution date, a revolving credit arrangement to satisfy our anticipated working capital requirements and other financing needs. We anticipate that immediately following the distribution date, we will have combined cash and equivalents and available liquidity under the credit facility totaling at least $2.75 billion initially, with a right to increase the amount available to at least $3.25 billion under certain conditions. The terms of the credit facility include customary covenants that, among other things, require us to satisfy certain financial tests, maintain certain financial ratios and restrict our ability to incur additional indebtedness. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” See also “Risk Factors—Risks Relating to the Spin-Off—Following the spin-off, we will have substantial debt obligations that could restrict our business, financial condition, the separation of our business from Marathon’s upstream business may lead to an increase in the overall cost of debt funding and a decrease in the overall debt capacity of the combined businesses. Also, results of operations or cash flows. In addition, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally.”

SUMMARY HISTORICAL AND PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The following table presents our summary historical combined financial information. The historical combined financial information as of and for the years ended December 31, 2010, 2009 and 2008 is derived from our audited combined financial statements included in this information statement. The following table also presents a summary of our unaudited pro forma condensed combined financial data, which are included in this information statement and have been prepared to reflect the adjustments to our historical financial information to give effect to the following:

•	the planned distribution of approximately 355 million shares of our common stock to Marathon Oil stockholders;

•	the incurrence of $3.0 billion of indebtedness through MPC’s issuance of senior notes in February 2011 in anticipation of the spin-off;

•	the repayment to Marathon Oil of approximately $3.6 billion of outstanding debt;

•	the cash distribution of approximately $1.1 billion to Marathon Oil;

•	the redemption of our investments in the preferred stock of MOC Portfolio Delaware, Inc., a subsidiary of Marathon Oil (“PFD”), that we hold; and

•	adjustments for certain Marathon Oil liabilities which we will retain subsequent to the spin-off.

The unaudited pro forma condensed combined statement of income data have been prepared as though these transactions occurred as of January 1, 2010 and the unaudited pro forma condensed combined balance sheet data assume that these transactions occurred as of December 31, 2010. The unaudited pro forma condensed combined financial data are subject to the assumptions and adjustments set forth in the accompanying notes. The pro forma adjustments are based on available information and assumptions that our management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a stand-alone company are determined. In addition, such adjustments are estimates and may not prove to be accurate.

You should read the summary historical and unaudited pro forma condensed combined financial data in conjunction with our combined financial statements and the notes to the combined financial statements. You should also read the sections entitled “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary historical and unaudited pro forma condensed combined financial data are qualified by reference to these sections, the combined financial statements and the notes to the combined financial statements included in this information statement.

The unaudited pro forma condensed combined financial data are for illustrative purposes only and do not reflect what our financial position and results of operations would have been had the spin-off occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

The unaudited pro forma condensed combined financial data constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements” in this information statement.

	Year Ended December 31,
(In millions)	2010	2010	2009	2008
	Pro Forma	Historical
Combined Statements of Income Data
Revenues	$62,487	$62,487	45,530	$64,939
Income from operations	1,011	1,011	654	1,855
Net income	545	623	449	1,215
	December 31,
(In millions)	2010	2010	2009
	Pro Forma	Historical
Combined Balance Sheet Data
Total assets	$21,523	$23,232	$21,254
Long-term debt, including capitalized leases(1)	3,268	279	254
Long-term debt payable to parent company and subsidiaries(2)	—	3,618	2,358

(1)	Includes amounts due within one year.
(2)	Includes amounts due within one year and debt owed to Marathon Oil which is expected to be repaid prior to the spin-off.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of these risks relate principally to our spin-off from Marathon Oil, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock.

Our business, financial condition, results of operations or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

Risks Relating to the Spin-Off

We may not realize the potential benefits from the spin-off.

We may not realize the potential benefits that we expect from our spin-off from Marathon Oil. We have described those anticipated benefits elsewhere in this information statement. See “The Spin-Off–Reasons for the Spin-Off.” In addition, we will incur significant costs, including those described below, which may exceed our estimates, and we will incur some negative effects from our separation from Marathon Oil, including loss of access to the financial, managerial and professional resources from which we have benefited in the past.

Our historical combined and pro forma financial information are not necessarily indicative of our future financial condition, future results of operations or future cash flows nor do they reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

The historical combined financial information we have included in this information statement does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and is not necessarily indicative of our future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

•

our historical combined financial results reflect allocations of expenses for services historically provided by Marathon Oil, and those allocations may be significantly lower than the comparable expenses we would have incurred as an independent company;

•

our working capital requirements historically have been satisfied as part of Marathon Oil’s corporate-wide cash management programs, and our cost of debt and other capital may be significantly different from that reflected in our historical combined financial statements;

•

the historical combined financial information may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in our cost structure, management, financing arrangements and business operations as a result of our spin-off from Marathon Oil, including all the costs related to being an independent public company; and

•

the historical combined financial information may not fully reflect the effects of certain liabilities that will be incurred or assumed by our company and may not fully reflect the effects of certain assets that will be transferred to, and liabilities that will be assumed by, Marathon Oil.

The pro forma adjustments are based on available information and assumptions that we believe are reasonable; however, our assumptions may prove not to be accurate. In addition, our unaudited pro forma combined financial information does not give effect to the sale of the Northern-Tier Assets and may not give effect to various ongoing additional costs that we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial information does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations. Please refer to

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Data” and our historical combined financial statements and the notes to those statements included in this information statement.

We have no history operating as an independent public company. We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company, and we will experience increased ongoing costs in connection with being an independent public company.

We have historically used Marathon Oil’s corporate infrastructure to support our business functions, including information technology systems. The expenses related to establishing and maintaining this infrastructure were spread among all of the Marathon Oil businesses. Following the spin-off, we will no longer have access to Marathon Oil’s infrastructure, and we will need to establish our own. We expect to incur costs beginning in 2011 to establish the necessary infrastructure. See “Unaudited Pro Forma Condensed Combined Financial Data.”

Marathon Oil performs many important corporate functions for us, including some treasury, tax administration, accounting, financial reporting, human resources services, incentive compensation, legal and other services. We currently pay Marathon Oil for many of these services on a cost-allocation basis. Following the spin-off, Marathon Oil will continue to provide some of these services to us on a transitional basis for a period of up to one year, pursuant to a transition services agreement we will enter into with Marathon Oil. For more information regarding the transition services agreement, see “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Transition Services Agreement.” However, we cannot assure you that all these functions will be successfully executed by Marathon Oil during the transition period or that we will not have to expend significant efforts or costs materially in excess of those estimated in the transition services agreement. Any interruption in these services could have a material adverse effect on our financial condition, results of operation and cash flows. In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in our historical combined financial statements or that we have agreed to pay Marathon Oil during the transition period. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, financial condition, results of operations and cash flows.

We will be subject to continuing contingent liabilities of Marathon Oil following the spin-off.

After the spin-off, there will be several significant areas where the liabilities of Marathon Oil may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the Marathon Oil consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the spin-off is jointly and severally liable for the federal income tax liability of the entire Marathon Oil consolidated tax reporting group for that taxable period. In connection with the spin-off, we will enter into a tax sharing agreement with Marathon Oil that will allocate the responsibility for prior period taxes of the Marathon Oil consolidated tax reporting group between us and Marathon Oil. See “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Tax Sharing Agreement.” However, if Marathon Oil is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes. Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans as well as other contingent liabilities.

If the spin-off does not qualify as a tax-free transaction, you and Marathon Oil could be subject to material amounts of taxes and, in certain circumstances, our company could be required to indemnify Marathon Oil for material taxes pursuant to indemnification obligations under the tax sharing agreement.

Marathon Oil has requested a private letter ruling from the IRS to the effect that, among other things, the distribution of shares of MPC common stock in the spin-off qualifies as tax-free to Marathon Oil, us and

Marathon Oil stockholders for U.S. federal income tax purposes under Sections 355 and 368(a) and related provisions of the Code. Marathon Oil’s receipt of that private letter ruling is a condition to the completion of the spin-off. If the factual assumptions or representations made in the private letter ruling request are inaccurate or incomplete in any material respect, then Marathon Oil will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution such as the spin-off satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling will be based on representations by Marathon Oil that those requirements have been satisfied, and any inaccuracy in those representations could invalidate the ruling.

The spin-off is also conditioned on Marathon Oil’s receipt of an opinion of Bingham McCutchen LLP, special tax counsel to Marathon Oil (or other nationally recognized tax counsel), in form and substance satisfactory to Marathon Oil, that the distribution of shares of MPC common stock in the spin-off will qualify as tax-free to us, Marathon Oil and Marathon Oil stockholders for U.S. federal income tax purposes under Sections 355 and 368(a) and related provisions of the Code, and that certain internal restructuring transactions in connection with the spin-off similarly will be tax-free to us, Marathon Oil and other members of the Marathon Oil consolidated tax reporting group. The opinion will address those matters upon which the IRS will not rule and will rely on the private letter ruling as to matters covered by the private letter ruling. The opinion will rely on, among other things, the continuing validity of the private letter ruling and various assumptions and representations as to factual matters made by Marathon Oil and us which, if inaccurate or incomplete in any material respect, would jeopardize the conclusions reached by such counsel in its opinion. The opinion will not be binding on the IRS or the courts, and there can be no assurance that the IRS or the courts will not challenge the qualification of the spin-off as a transaction under Sections 355 and 368(a) of the Code or that any such challenge would not prevail.

Neither we nor Marathon Oil is aware of any facts or circumstances that would cause the assumptions or representations that will be relied on in the private letter ruling or in the opinion of counsel to be inaccurate or incomplete in any material respect. If, notwithstanding receipt of the private letter ruling and opinion of counsel, the spin-off were determined not to qualify under Section 355 of the Code, each U.S. holder of Marathon Oil common stock who receives shares of our common stock in the spin-off would generally be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the shares of our common stock received. That distribution would be taxable to each such stockholder as a dividend to the extent of Marathon Oil’s current and accumulated earnings and profits. For each such stockholder, any amount that exceeded Marathon Oil’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of Marathon Oil stock with any remaining amount being taxed as a capital gain. Marathon Oil would be subject to tax as if it had sold its shares of common stock of our company in a taxable sale for their fair market value and would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over its tax basis in such shares. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

With respect to taxes and other liabilities that could be imposed on Marathon Oil in connection with the spin-off (and certain related transactions) as a result of a final determination that is inconsistent with the anticipated tax consequences, as set forth in the private letter ruling, under the terms of the tax sharing agreement we will enter into with Marathon Oil prior to the spin-off, we will be liable to Marathon Oil for any such taxes or liabilities attributable to actions taken by or with respect to us, any of our affiliates, or any person that, after the spin-off, is an affiliate thereof. See “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Tax Sharing Agreement.” We may be similarly liable if we breach specified representations or covenants set forth in the tax sharing agreement. If we are required to indemnify Marathon Oil for taxes incurred as a result of the spin-off (or certain related transactions) being taxable to Marathon Oil, it would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Potential liabilities associated with certain assumed obligations under the tax sharing agreement cannot be precisely quantified at this time.

Under the tax sharing agreement with Marathon Oil, we will be responsible generally for all taxes attributable to us or any of our subsidiaries, whether accruing before, on or after the spin-off. We have also agreed to be responsible for, and indemnify Marathon Oil with respect to, all taxes arising as a result of the spin-off (or certain internal restructuring transactions) failing to qualify as transactions under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes (which could result, for example, from a merger or other transaction involving an acquisition of our stock) to the extent such tax liability arises as a result of any breach of any representation, warranty, covenant or other obligation by us or certain affiliates made in connection with the issuance of the tax opinion or the private letter ruling relating to the spin-off or in the tax sharing agreement. As described above, such tax liability would be calculated as though Marathon Oil (or its affiliate) had sold its shares of common stock of our company in a taxable sale for their fair market value, and Marathon Oil (or its affiliate) would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over its tax basis in such shares. That tax liability could have a material adverse effect on our company. For a more detailed discussion, see “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Tax Sharing Agreement.”

We may not be able to engage in desirable strategic or capital raising transactions following the spin-off. In addition, under some circumstances, we could be liable for any adverse tax consequences resulting from engaging in significant strategic or capital raising transactions.

Even if the spin-off otherwise qualifies as a tax-free distribution under Section 355 of the Code, the spin-off may result in significant U.S. federal income tax liabilities to Marathon Oil under applicable provisions of the Code if 50% or more of Marathon Oil’s stock or our stock (in each case, by vote or value) is treated as having been acquired, directly or indirectly, by one or more persons as part of a plan (or series of related transactions) that includes the spin-off. Under those provisions, any acquisitions of Marathon Oil stock or our stock (or similar acquisitions), or any understanding, arrangement or substantial negotiations regarding an acquisition of Marathon Oil stock or our stock (or similar acquisitions), within two years before or after the spin-off are subject to special scrutiny. The process for determining whether an acquisition triggering those provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If a direct or indirect acquisition of Marathon Oil stock or our stock resulted in a change in control as contemplated by those provisions, Marathon Oil (but not its stockholders) would recognize taxable gain. Under the tax sharing agreement, there are restrictions on our ability to take actions that could cause the separation to fail to qualify as a tax-free distribution, and we will be required to indemnify Marathon Oil against any such tax liabilities attributable to actions taken by or with respect to us or any of our affiliates, or any person that, after the spin-off, is an affiliate thereof. We may be similarly liable if we breach certain other representations or covenants set forth in the tax sharing agreement. See “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Tax Sharing Agreement.” As a result of the foregoing, we may be unable to engage in strategic or capital raising transactions that our stockholders might consider favorable, or to structure potential transactions in the manner most favorable to us, without adverse tax consequences, if at all.

Potential indemnification liabilities to Marathon Oil pursuant to the separation and distribution agreement could materially and adversely affect our business, financial condition, results of operations and cash flows.

In connection with the spin-off, we entered into a separation and distribution agreement with Marathon Oil that provides for, among other things, the principal corporate transactions required to effect the spin-off, certain conditions to the spin-off and provisions governing the relationship between our company and Marathon Oil with respect to and resulting from the spin-off. For a description of the separation and distribution agreement, see “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Separation and Distribution Agreement.” Among other things, the separation and distribution agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our downstream business activities, whether incurred prior to or after the spin-off, as well as those obligations of Marathon Oil assumed by us pursuant to the separation and distribution agreement. If we are required to indemnify Marathon Oil under the circumstances set forth in the separation and distribution agreement, we may be subject to substantial liabilities.

In connection with our separation from Marathon Oil, Marathon Oil will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Marathon Oil’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation and distribution agreement, Marathon Oil has agreed to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Marathon Oil has agreed to retain, and there can be no assurance that the indemnity from Marathon Oil will be sufficient to protect us against the full amount of such liabilities, or that Marathon Oil will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Marathon Oil any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. If Marathon Oil is unable to satisfy its indemnification obligations, the underlying liabilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

After the spin-off, Marathon oil’s insurers may deny coverage to us for liabilities associated with occurrences prior to the spin-off. Even if we ultimately succeed in recovering from such insurance providers, we may be required to temporarily bear such loss of coverage.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spin-off. If we are unable to achieve and maintain effective internal controls, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our financial results previously were included within the consolidated results of Marathon Oil, and we believe that our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. As a result of the spin-off, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, beginning with the filing of our Annual Report on Form 10-K for the year ending December 31, 2012, annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Following the spin-off, we will have substantial debt obligations that could restrict our business, financial condition, results of operations or cash flows. In addition, the separation of our business from Marathon’s upstream business may lead to an increase in the overall cost of debt funding and a decrease in the overall debt capacity of the combined businesses. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally.

Following the spin-off, we will need to finance our company’s capital needs. In anticipation of the spin-off, on February 1, 2011, we completed a private placement of $3.0 billion in aggregate principal amount of senior notes. Immediately following the spin-off, we expect that our total combined indebtedness for borrowed money and capital lease obligations will be in the range of approximately $3.0 billion to $3.5 billion. We may also incur substantial additional indebtedness in the future.

Our indebtedness may impose various restrictions and covenants on us that could have material adverse consequences, including:

•	increasing our vulnerability to changing economic, regulatory and industry conditions;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry;

•	limiting our ability to pay dividends to our stockholders;

•	limiting our ability to borrow additional funds; and

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions and other purposes.

Marathon Oil’s board of directors and management do not expect that the spin-off will improve access to debt markets, particularly for us. As integration has enhanced Marathon Oil’s scale and diversity of operations, given the countercyclical nature of upstream and downstream operations, the separation of the two businesses may lead to an increase in the overall cost of debt funding and a decrease in overall debt capacity. Nonetheless, Marathon Oil’s board of directors and management concluded that the spin-off should not reduce debt financing alternatives meaningfully in a manner that would outweigh the other benefits of the spin-off.

In addition, a deterioration in our credit profile could increase our costs of borrowing money and limit our access to the capital markets and commercial credit, which could materially adversely affect our business, financial condition, results of operations and cash flows.

During the past three years, the credit markets and the financial services industry experienced a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. These circumstances and events led to reduced credit availability, tighter lending standards and higher interest rates on loans. While we cannot predict the future conditions of the credit markets, future turmoil in the credit markets could have a material adverse effect on our business, liquidity, financial condition and cash flows, particularly if our ability to borrow money from lenders or access the capital markets to finance our operations were to be impaired.

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Marathon Oil.

The agreements we will enter into with Marathon Oil in connection with the spin-off, including the separation and distribution agreement, tax sharing agreement, employee matters agreement and transition services agreement, were negotiated in the context of the spin-off while we were still a wholly owned subsidiary of Marathon Oil. Accordingly, during the period in which the terms of those agreements were negotiated, we did not have an independent board of directors or a management team that was independent of Marathon Oil. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. The terms of the agreements we negotiated in the context of the spin-off related to, among other things, the allocation of assets, liabilities, rights and other obligations between Marathon Oil and us. Arm’s-length negotiations between Marathon Oil and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us.”

Several members of our board of directors and management may have actual or potential conflicts of interest because of their ownership of shares of common stock of Marathon Oil.

Several members of our board of directors and management own common stock of Marathon Oil and/or options to purchase common stock of Marathon Oil because of their current or prior relationships with Marathon Oil, which could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different implications for our company and Marathon Oil. See “Management.”

Risks Relating to Our Industry and Our Business

A substantial or extended decline in refining and marketing gross margins would reduce our operating results and cash flows and could materially adversely impact our future rate of growth and the carrying value of our assets.

Refining and marketing gross margins fluctuate widely. Our revenues, operating results, cash flows and future rate of growth are highly dependent on the margins we realize on our refined products. Our cost of producing refined products is influenced by a number of conditions, including the price of crude oil. We do not produce crude oil and must purchase all the crude oil we refine, and the price of that crude oil fluctuates due to a variety of worldwide market conditions. Generally, an increase or decrease in the price of crude oil affects our cost to produce gasoline and other refined products. However, the prices for crude oil and prices for our refined products can fluctuate in different directions based on global market conditions. In addition, the timing of the relative movement of the prices (both among different classes of refined products and among various global markets for similar refined products) as well as the overall change in refined product prices, can reduce profit margins. Historically, the markets for refined products have been volatile and may continue to be volatile in the future. Many of the factors influencing refining and marketing gross margins are beyond our control. These factors include:

•	worldwide and domestic supplies of and demand for crude oil and refined products;

•	the cost of crude oil to be manufactured into refined products;

•	utilization rates of refineries;

•	natural gas and electricity supply costs incurred by refineries;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain production controls;

•	political instability or armed conflict in oil and natural gas producing regions;

•	local weather conditions;

•	natural disasters such as hurricanes and tornados;

•	the price and availability of alternative and competing forms of energy;

•	domestic and foreign governmental regulations and taxes; and

•	local, regional, national and worldwide economic conditions.

Some of these factors can vary by region and may change quickly, adding to market volatility, while others may have long-term effects. The long-term effects of these and other factors on refining and marketing gross margins are uncertain.

We purchase our refinery feedstocks weeks before refining and selling the refined products. Price level changes during the period between purchasing feedstocks and selling the refined products from these feedstocks could have a significant effect on our financial results. We also purchase refined products manufactured by others for sale to our customers. Price level changes during the periods between purchasing and selling those refined products also could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Lower refining and marketing gross margins may reduce the amount of refined product that we produce, which may reduce our revenues, operating income and cash flows. Significant reductions in refining and marketing gross margins could require us to reduce our capital expenditures or impair the carrying value of our assets.

The availability of crude oil and increases in crude oil prices may reduce our refining, marketing and transportation profitability and refining and marketing gross margins.

The profitability of our operations depends largely on the difference between the cost of crude oil and other feedstocks that we refine and the selling prices we obtain for refined products. A significant portion of our crude oil is purchased from various foreign national oil companies, producing companies and trading companies, including suppliers from the Middle East. These purchases are subject to political, geographic and economic risks attendant to doing business with suppliers located in that area of the world. Our overall profitability could be materially adversely affected by the availability of supply and rising crude oil and other feedstock prices that we do not recover in the marketplace. Refining and marketing gross margins historically have been volatile and vary with the level of economic activity in the various marketing areas, the regulatory climate, logistical capabilities and the available supply of refined products. Our overall profitability could be materially adversely affected by factors that affect those margins, such as rising refined product prices that we are not able to recover in the retail marketplace.

Changes in environmental or other laws or regulations may reduce our refining and marketing gross margins.

Various environmental, safety, health, security, marketing and pricing laws and regulations have imposed, and are expected to continue to impose, increasingly stringent and costly requirements on our operations, which may reduce our refining and marketing gross margins. Environmental laws and regulations, in particular, are subject to frequent change, and many of them have become and will continue to become more stringent.

We believe it is likely that the scientific and political attention to issues concerning the extent of, causes of, and responsibility for climate change will continue, with the potential for further laws and regulations that could affect our operations. Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of review, discussion or implementation in the United States. These include proposed federal legislation and state actions to develop statewide or regional programs, each of which could impose reductions in greenhouse gas emissions. These actions could result in increased (1) costs to operate and maintain our facilities, (2) capital expenditures to install new emission controls on our facilities and (3) costs to administer and manage any potential greenhouse gas emissions regulations or carbon trading or tax programs. Although uncertain, these developments could increase our costs, reduce the demand for the products we sell and create delays in our obtaining air pollution permits for new or modified facilities.

Renewable fuels mandates have reduced and likely will further reduce demand for refined products. Tax incentives and other subsidies have made renewable fuels more competitive with refined products than they otherwise would have been, which may have reduced and may further reduce refined product margins and their ability to compete with renewable fuels. In 2007, the U.S. Congress passed the Energy Independence and Security Act (“EISA”), which, among other things, sets a target of 35 miles per gallon for the combined fleet of cars and light trucks in the United States by model year 2020, and contains a multiple-part Renewable Fuel Standard (“RFS2”). The RFS2 was 9.0 billion gallons of renewable fuel in 2008, and will increase to 36.0 billion gallons in 2022. In the near term, the RFS2 will be satisfied primarily with fuel ethanol blended into gasoline. The RFS2 presents production and logistics challenges for both the fuel ethanol and petroleum refining industries. The RFS2 has required, and may in the future continue to require, additional capital expenditures or expenses by us to accommodate increased fuel ethanol use. Within the overall 36.0 billion gallon RFS2, EISA establishes an advanced biofuel RFS2 that begins with 0.95 billion gallons in 2010 and increases to 21.0 billion gallons in 2022. Subsets within the advanced biofuel RFS2 include 1.15 billion gallons of biomass-based diesel in 2010 (due to combining the 2009 and 2010 volumes), which is capped at 1.0 billion gallons beginning in 2012, and 0.1 billion gallons of cellulosic biofuel in 2010, increasing to 16.0 gallons by 2022. The advanced biofuels programs will present specific challenges in that we may have to enter into arrangements with other parties to meet our obligations to use advanced biofuels, including biomass-based diesel and cellulosic biofuel, with potentially uncertain supplies of these new fuels. There will be compliance costs and uncertainties regarding how we will comply with the various requirements contained in this law and related regulations. We may experience a decrease in demand for refined petroleum products due to an increase in combined fleet mileage or due to refined petroleum products being replaced by renewable fuels.

Our operations and those of our predecessors could expose us to civil claims by third parties for alleged liability resulting from contamination of the environment or personal injuries caused by releases of crude oil, motor fuel and other substances. For example, we have been, and presently are, a defendant in lawsuits involving products liability and other claims related to alleged contamination of groundwater with the gasoline oxygenate methyl tertiary butyl ether (“MTBE”). We may become involved in further litigation or other proceedings, or we may be held responsible in existing or future litigation or proceedings, the costs of which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We have in the past operated retail marketing sites with underground storage tanks (“USTs”) in various jurisdictions, and are currently operating retail marketing sites that have USTs in numerous states in the United States. Federal and state regulations and legislation govern the USTs, and compliance with those requirements can be costly. The operation of USTs also poses certain other risks, including damages associated with soil and groundwater contamination. Leaks from USTs which may occur at one or more of our retail marketing sites, or which may have occurred at our previously operated retail marketing sites, may impact soil or groundwater and could result in substantial cleanup costs, fines or civil liability for us. The discovery of additional contamination or the imposition of additional cleanup obligations at these or other sites in the future could result in significant additional costs.

We have in the past and will continue to dispose of various wastes at lawful disposal sites. Environmental laws including the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and similar state laws can impose liability for the entire cost of cleanup on any responsible party, without regard to negligence or fault, and impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them. See “Business—Environmental Matters” and “—Legal Proceedings.”

If foreign ownership of our stock exceeds certain levels, we could be prohibited from operating inland river vessels and barges, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We are subject to a variety of U.S. federal statutes and regulations, including the Shipping Act of 1916, as amended, and the Merchant Marine Act of 1920, as amended, that govern the ownership and operation of vessels used to carry cargo between U.S. ports (collectively, the “Maritime Laws”). Generally, the Maritime Laws

require that vessels and barges engaged in U.S. coastwise trade, and corporations operating such vessels, must be owned by U.S. citizens. Although our certificate of incorporation contains provisions intended to assure compliance with these provisions of the Maritime Laws, if we fail to maintain compliance we would be prohibited from operating vessels and barges in the U.S. inland waters during any period in which we did not comply with these regulations. Such a prohibition could materially and adversely affect our business, financial condition, results of operations and cash flows.

If we are unable to complete capital projects at their expected costs and in a timely manner, or if the market conditions assumed in our project economics deteriorate, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Delays or cost increases related to capital spending programs involving engineering, procurement and construction of facilities (including the upgrading and expansion of our Detroit refinery and improvements and repairs to our other facilities) could materially adversely affect our ability to achieve forecasted internal rates of return and operating results. Delays in making required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to supply certain products we produce. Such delays or cost increases may arise as a result of unpredictable factors, many of which are beyond our control, including:

•	denial of or delay in receiving requisite regulatory approvals and/or permits;

•	unplanned increases in the cost of construction materials or labor;

•	disruptions in transportation of components or construction materials;

•	adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors or suppliers;

•	shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

•	market-related increases in a project’s debt or equity financing costs; and

•	nonperformance by, or disputes with, vendors, suppliers, contractors or subcontractors.

Any one or more of these factors could have a significant impact on our ongoing capital projects, including the upgrading and expansion of our Detroit refinery. If we were unable to make up the delays associated with such factors or to recover the related costs, or if market conditions change, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

We will continue to incur substantial capital expenditures and operating costs as a result of compliance with, and changes in, environmental, health, safety and security laws and regulations, and, as a result, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our businesses are subject to numerous laws, regulations and other requirements relating to the protection of the environment, including those relating to the discharge of materials into the environment, waste management, pollution prevention, greenhouse gas emissions, and characteristics and composition of gasoline and diesel fuels, as well as laws and regulations relating to public and employee safety and health and to facility security. We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of these laws and regulations. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected. The specific impact of these laws and regulations on us and our competitors may vary depending on a number of factors, including the age and location of operating facilities, marketing areas, crude oil and feedstock sources, and production processes. We may also be required to make expenditures to modify operations, install pollution control equipment, perform site cleanups or curtail operations that could materially and adversely affect our business, financial condition, results of operations and cash flows. We may become subject to liabilities that we currently do not anticipate in connection with new, amended or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination. In addition, any failure by us to comply with existing or future laws or regulations could result in civil penalties or criminal fines and other sanctions and enforcement actions against us.

Legislation or regulatory activity that impacts or could impact our operations includes, among others:

•

In 2009, the U.S. Environmental Protection Agency (the “EPA”) issued a finding that greenhouse gas emissions contribute to air pollution that endangers public health and welfare. Related to the endangerment finding, in April 2010, the EPA finalized a greenhouse gas emission standard for mobile sources (cars and other light duty vehicles). The endangerment finding, along with the mobile source standard and EPA’s determination that greenhouse gases are subject to regulation under the U.S. Clean Air Act, as amended (the “Clean Air Act”), will lead to widespread regulation of stationary sources of greenhouse gas emissions. The EPA has issued a so-called tailoring rule to limit the applicability of the EPA’s major permitting programs to larger sources of greenhouse gas emissions, such as our refineries. Although legal challenges have been filed or are expected to be filed against these EPA actions, no final court decisions are expected for at least another year. The EPA has also issued its plan for establishing greenhouse gas emission standards under the Clean Air Act in 2011. Under this plan, the EPA will propose standards for refineries in December 2011 and will issue final standards in November 2012. Congress may continue to consider legislation on greenhouse gas emissions, which may include a delay in the implementation of greenhouse gas emissions regulations by the EPA.

•	The Copenhagen Accord was reached in December 2009 with the United States pledging to reduce emissions 17 percent below 2005 levels by 2020.

•

The State of California enacted legislation effective in 2007 capping California’s greenhouse gas emissions at 1990 levels by 2020 and directed its responsible state agency to adopt mandatory reporting rules for significant sources of greenhouse gases. We do not conduct business in California, but other states where we have operations could adopt similar greenhouse gas legislation.

Although there may be adverse financial impacts (including compliance costs, potential permitting delays and potential reduced demand for crude oil or certain refined products) associated with any legislation, regulation, EPA action or other action, the extent and magnitude of that impact cannot be reliably or accurately estimated due to the fact that various requirements have only recently been adopted and the present uncertainty regarding additional measures and how they may be implemented. Private-party litigation has also been brought against various emitters of greenhouse gas emissions, but we have not been named in any of those lawsuits.

Worldwide political and economic developments could materially and adversely impact our business, financial condition, results of operations and cash flows.

Local political and economic factors in global markets could have a material adverse effect on us. Continued hostilities in the Middle East and the occurrence or threat of future terrorist attacks could adversely affect the economies of the United States and other developed countries. A lower level of economic activity could result in a decline in energy consumption, which could cause our revenues and margins to decline and limit our future growth prospects. These risks could lead to increased volatility in prices for refined products. Additionally, these risks could increase instability in the financial and insurance markets and make it more difficult or costly for us to access capital and to obtain the insurance coverage that we consider adequate.

In addition, a significant portion of our feedstock requirements is satisfied through supplies originating in Saudi Arabia, Kuwait, Canada, Mexico and various other foreign countries. We are, therefore, subject to the political, geographic and economic risks attendant to doing business with suppliers located in, and supplies originating from, those areas. If one or more of our supply sources were eliminated, or if political events disrupt our traditional crude oil supply, we believe that adequate alternative supplies of crude oil would be available, but it is possible that we would be unable to find alternative sources of supply. If we are unable to obtain adequate crude oil volumes or are able to obtain such volumes only at unfavorable prices, our operations could be adversely affected, including reduced sales volumes of refined products or reduced margins as a result of higher crude oil costs, materially and adversely impacting our business, financial condition, results of operations and cash flows.

Actions of governments through tax and other legislation, executive order and commercial restrictions could reduce our operating profitability. The U.S. government can prevent or restrict us from doing business with foreign countries.

Competitors that produce their own supply of feedstocks, have more extensive retail outlets, or have greater financial resources may have a competitive advantage.

The downstream petroleum business is highly competitive, particularly with regard to accessing crude oil and feedstock supply and marketing refined products. We compete with many companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. In addition, we compete with producers and marketers in other industries that supply alternative forms of energy and fuels to satisfy the requirements of our industrial, commercial and individual consumers. We do not produce any of our crude oil supply. Many of our competitors, however, obtain a significant portion of their crude oil from their own exploration and production activities and some have more extensive retail outlets than we have. Competitors that have their own exploration and production activities are at times able to offset losses from downstream operations with profits from upstream operations, and may be better positioned to withstand periods of depressed refined product margins or feedstock shortages.

Some of our competitors also have significantly greater financial and other resources than we have. Those competitors may have a greater ability to respond to volatile industry or market conditions, such as shortages of crude oil or other feedstocks or intense price fluctuations.

We also face strong competition in the market for the sale of retail gasoline, diesel and merchandise. Our competitors include service stations and convenience stores owned or operated by fully integrated major oil companies or their dealers or jobbers and other well-recognized national or regional retail outlets, often selling gasoline or merchandise at very competitive prices. In recent years, several non-traditional retailers, such as supermarkets, club stores and mass merchants, have entered the retail fuel business. These non-traditional gasoline retailers have obtained a significant share of the transportation fuels market, and we expect their market share to grow. Because of their diversity, integration of operations, experienced management and greater resources, these companies may be better able to withstand volatile market conditions or levels of low or no profitability in the retail segment of the market. In addition, these retailers may use promotional pricing or discounts, both at the pump and in the store, to encourage in-store merchandise sales. These activities by our competitors could pressure us to offer similar discounts, adversely affecting our profit margins. Additionally, the loss of market share by our retail fuel and convenience stores to these and other retailers relating to either gasoline or merchandise could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations are subject to business interruptions and casualty losses. We do not insure against all potential losses and, therefore, our business, financial condition, results of operations and cash flows could be seriously harmed by unexpected liabilities and increased costs.

Our operations are subject to business interruptions due to scheduled refinery turnarounds and unplanned events such as explosions, fires, pipeline ruptures or other interruptions, crude oil or refined product spills, severe weather and labor disputes. For example, some of our pipelines provide the almost exclusive form of transportation of crude oil to, or refined products from, some of our refineries, and a prolonged interruption in service of any of these pipelines as a result of a pipeline rupture or due to any other reason could materially and adversely affect the operations, profitability and cash flows of the connected refinery. Similar risks may apply to third parties who transport crude oil and refined products to, from and among our facilities. Any prolonged, unplanned interruption in our operations could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our operations are also subject to the additional hazards of pollution, releases of toxic gas and other environmental hazards and risks. These hazards could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations and substantial losses to us. Various hazards have adversely affected us in the past, and damages resulting from a catastrophic occurrence in the future involving us or any of our assets or operations may result in our being named as a defendant in one or more lawsuits asserting potentially substantial claims or in our being assessed potentially substantial fines by governmental authorities.

We maintain insurance against many, but not all, potential losses or liabilities arising from operating hazards in amounts that we believe to be prudent. Uninsured losses and liabilities arising from operating hazards could reduce the funds available to us for capital and investment spending and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Historically, we have maintained insurance coverage for physical damage and resulting business interruption to our major facilities, with significant self-insured retentions. In the future, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, due to hurricane activity in recent years, the availability of insurance coverage for our facilities for windstorms in the Gulf of Mexico region has been reduced.

We are subject to interruptions of supply and increased costs as a result of our reliance on third-party transportation of crude oil and refined products.

We utilize the services of third parties to transport crude oil and refined products to and from our refineries. In addition to our own operational risks discussed above, we could experience interruptions of supply or increases in costs to deliver refined products to market if the ability of the pipelines or vessels to transport crude oil or refined products is disrupted because of weather events, accidents, governmental regulations or third-party actions. A prolonged disruption of the ability of a pipeline or vessels to transport crude oil or refined product to or from one or more of our refineries could have a material adverse effect on our business, financial condition, results of operation and cash flows.

Our operating results are seasonal and generally are lower in the first and fourth quarters of the year.

Demand for gasoline and diesel is higher during the spring and summer months than during the winter months in most of our markets due to seasonal increases in highway traffic. As a result, our operating results for the first and fourth quarters are generally lower than for those in the second and third quarters of each year.

We may incur losses as a result of our forward-contract activities and derivative transactions.

We currently use commodity derivative instruments, and we expect to enter into these types of transactions in the future, as well as derivative financial instruments such as interest rate swaps and interest rate cap agreements. If the instruments we utilize to hedge our exposure to various types of risk are not effective, we may incur losses.

Compliance with and changes in tax laws could materially and adversely affect our performance.

We are subject to extensive tax liabilities, including federal and state income taxes and transactional taxes such as excise, sales/use, payroll, franchise, withholding and property taxes. New tax laws and regulations and changes in existing tax laws and regulations could result in increased expenditures by us for tax liabilities in the future. Many of these liabilities are subject to periodic audits by taxing authorities. Subsequent changes to our tax liabilities as a result of these audits could subject us to interest and penalties.

Litigation by private plaintiffs or government officials could materially and adversely affect our business, financial condition, results of operations and cash flows.

We currently are defending litigation and anticipate that we will be required to defend new litigation in the future. The subject matter of such litigation may include releases of hazardous substances from our facilities, products liability, consumer credit or privacy laws, product pricing or antitrust laws or any other laws or regulations that apply to our operations. While an adverse outcome in most litigation matters would not be expected to be material to us, in some litigation the plaintiff or plaintiffs seek alleged damages involving large classes of potential litigants, and may allege damages relating to extended periods of time or other alleged facts and circumstances that could increase the amount of potential damages. Attorneys general and other government officials may pursue litigation in which they seek to recover civil damages from companies on behalf of a state or its citizens for a variety of claims, including violation of consumer protection and product pricing laws or natural resources damages. We are defending litigation of that type and anticipate that we will be required to defend new litigation of that type in the future. If we are not able to successfully defend such litigation, it may result in liability to our company that could materially and adversely affect our business, financial condition, results of operations and cash flows. We do not have insurance covering all of these potential liabilities. In addition to substantial liability, plaintiffs in litigation may also seek injunctive relief which, if imposed, could have a material adverse effect on our future business, financial condition, results of operations and cash flows.

Distributions from our subsidiaries may be inadequate to fund our capital needs, payments on our indebtedness and dividends on our common stock.

As a holding company, we derive substantially all our income from, and hold substantially all of our assets through, our subsidiaries. As a result, we depend on distributions of funds from our subsidiaries to meet our capital needs and our payment obligations with respect to our indebtedness. Our operating subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due with respect to our indebtedness or to provide us with funds for our capital needs or our debt payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those restricting the legal sources of dividends, could limit our subsidiaries’ abilities to make payments or other distributions to us, or our subsidiaries could agree to contractual restrictions on their ability to make distributions.

Our rights with respect to the assets of any subsidiary and, therefore, the rights of our creditors with respect to those assets are effectively subordinated to the claims of that subsidiary’s creditors. In addition, if we were a creditor of any subsidiary, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

If we cannot obtain funds from our subsidiaries as a result of restrictions under debt instruments, applicable laws and regulations or otherwise, we may not be able to meet our capital needs, pay interest or principal with respect to our indebtedness when due or pay dividends on our common stock, and we cannot assure you that we would be able to obtain the necessary funds from other sources on terms that will be acceptable to us.

The loss of the services of one or more of our key personnel, or our failure to attract, assimilate and retain trained personnel in the future, could disrupt our operations and result in loss of revenues.

Our success depends on the continued active participation of our executive officers and key operating personnel. The unexpected loss of the services of any one of these persons could adversely affect our operations.

Our operations require the services of employees having the technical training and experience necessary to obtain the proper operational results. As such, our operations depend, to a considerable extent, on the continuing availability of such personnel. If we should suffer any material loss of personnel to competitors or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our business, our operations could be adversely affected. A significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both. If either of these events occurred for a significant period of time, our financial condition, results of operations and cash flows could be adversely impacted.

A portion of our workforce is unionized, and we may face labor disruptions that could materially and adversely affect our business, financial condition, results of operations and cash flows.

Approximately 30 percent of our refining employees are covered by collective bargaining agreements. The contracts for the hourly workers at our Catlettsburg and Canton refineries are scheduled to expire in January 2012, and the contracts for the hourly workers at our Texas City and Detroit refineries are scheduled to expire in March 2012 and January 2014, respectively. We cannot assure you that these contracts will not be renewed at an increased cost to us or that we will not experience work stoppages in the future as a result of labor disagreements.

Risks Relating to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spin-off.

Prior to the spin-off, there will have been no trading market for our common stock. We cannot assure you that an active trading market will develop or be sustained for our common stock after the spin-off, nor can we predict the prices at which our common stock will trade after the spin-off. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders or changes by securities analysts in their estimates of our future earnings;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic, industry and stock market conditions;

•	future sales of our common stock by our stockholders;

•	future issuances of our common stock by us; and

•	the other factors described in these “Risk Factors” and other parts of this information statement.

A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

Upon completion of the spin-off, we will have outstanding an aggregate of approximately 355 million shares of our common stock. Virtually all of those shares will be freely tradable without restriction or registration under the Securities Act of 1933. We are unable to predict whether large amounts of our common stock will be sold in the open market following the spin-off. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. As discussed in the immediately following risk factor, certain Marathon Oil stockholders may be required to sell shares of our common stock that they receive in the spin-off. In addition, it is possible that other Marathon Oil stockholders will sell the shares of our common stock they receive in the spin-off for various reasons. For example, such stockholders may not believe that our business profile or level of market capitalization as an independent company fits their investment objectives. The sale of significant amounts of our common stock or the perception in the market that this will occur may lower the market price of our common stock.

If our common stock is not included in the Standard & Poor’s 500 Index or other stock indices, significant amounts of our common stock could be sold in the open market where they may not meet with offsetting new demand.

A portion of Marathon Oil’s outstanding common stock is held by index funds tied to the Standard & Poor’s 500 Index or other stock indices. Based on a review of publicly available information as of December 31, 2010, we believe that at least 17% of Marathon Oil’s outstanding common stock is held by index funds. We expect that our common stock will be included in the Standard & Poor’s 500 Index. To the extent that our common stock is not included in other stock indices at the time of the spin-off, index funds currently holding shares of Marathon Oil common stock will be required to sell the shares of our common stock they receive in the spin-off. We can provide no assurance that there will be sufficient new buying interest to offset sales by those index funds. Accordingly, our common stock could experience a high level of volatility immediately following the spin-off and, as a result, the price of our common stock could be adversely affected.

Provisions in our corporate documents and Delaware law could delay or prevent a change in control of our company, even if that change may be considered beneficial by some of our stockholders.

The existence of some provisions of our certificate of incorporation and by-laws and Delaware law could discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These include provisions:

•	providing that our board of directors fixes the number of members of the board;

•	providing for the division of our board of directors into three classes with staggered terms;

•	limiting who may call special meetings of stockholders;

•	prohibiting stockholder action by written consent, thereby requiring stockholder action to be taken at a meeting of the stockholders;

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;

•	establishing supermajority vote requirements for certain amendments to our certificate of incorporation and stockholder proposals for amendments to our by-laws;

•	limiting the right of stockholders to remove directors;

•

authorizing a large number of shares of common stock that are not yet issued, which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us; and

•	authorizing the issuance of “blank check” preferred stock, which could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt.

In addition, following the spin-off, we will be subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of our Certificate of Incorporation and By-laws.”

Provisions in our certificate of incorporation that limit ownership of our capital stock by non-U.S. citizens may adversely affect the liquidity of our capital stock.

To facilitate compliance with the Maritime Laws, our certificate of incorporation limits the aggregate percentage ownership by non-U.S. citizens of our common stock or any other class of our capital stock to 23% of the outstanding shares. We may prohibit transfers that would cause ownership of our common stock or any other class of our capital stock by non-U.S. citizens to exceed 23%. Our certificate of incorporation also authorizes us to effect any and all measures necessary or desirable to monitor and limit foreign ownership of our common stock or any other class of our capital stock. These limitations could have an adverse impact on the liquidity of the market for our common stock following the spin-off if holders are unable to transfer shares to non-U.S. citizens due to the limitations on ownership by non-U.S. citizens. Any such limitation on the liquidity of the market for our common stock could adversely impact the market price of our common stock.

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock—Preferred Stock.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement includes forward-looking statements. You can identify our forward-looking statements by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “plan,” “predict,” “project,” “seek,” “target,” “could,” “may,” “should” or “would” or other similar expressions that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this information statement.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to:

•	the spin-off, as well as the anticipated effects of restructuring or reorganization of business components;

•	future levels of revenues, refining and marketing gross margins, retail gasoline and distillate gross margins, merchandise margins, income from operations, net income or earnings per share;

•	anticipated volumes of feedstock, throughput, sales or shipments of refined products;

•	anticipated levels of regional, national and worldwide prices of hydrocarbons and refined products;

•	anticipated levels of crude oil and refined product inventories;

•	future levels of capital, environmental or maintenance expenditures and general and administrative and other expenses;

•	the success or timing of completion of ongoing or anticipated capital or maintenance projects;

•	expectations regarding the acquisition or divestiture of assets;

•	the potential effects of judicial or other proceedings on our business, financial condition results of operations and cash flows; and

•	the anticipated effects of actions of third parties such as competitors, or federal, foreign, state or local regulatory authorities, or plaintiffs in litigation.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry and our company. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following:

•	changes in general economic, market or business conditions;

•	the domestic and foreign supplies of crude oil and other feedstocks;

•	the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to agree on and to influence crude oil price and production controls;

•	the domestic and foreign supplies of refined products such as gasoline, diesel fuel, jet fuel, home heating oil and petrochemicals;

•	the level of foreign imports of refined products;

•	refining industry overcapacity or undercapacity;

•	changes in the cost or availability of third-party vessels, pipelines and other means of transportation for crude oil feedstocks and refined products;

•	the price, availability and acceptance of alternative fuels and alternative-fuel vehicles and laws mandating such fuels or vehicles;

•	fluctuations in consumer demand for refined products, including seasonal fluctuations;

•	political and economic conditions in nations that consume refined products, including the United States, and in crude oil producing regions, including the Middle East, Africa and South America;

•	the actions taken by our competitors, including pricing adjustments, expansion of retail activities, and the expansion and retirement of refining capacity in response to market conditions;

•	changes in fuel and utility costs for our facilities;

•	delay of, cancellation of or failure to implement planned capital projects and realize the benefits projected for such projects, or cost overruns associated with such projects;

•	accidents or other unscheduled shutdowns affecting our refineries, machinery, pipelines or equipment, or those of our suppliers or customers;

•	earthquakes, hurricanes, tornadoes, other natural disasters and irregular weather, which can unforeseeably affect the price or availability of crude oil and other feedstocks and refined products;

•	acts of terrorism aimed at either our facilities or other facilities that could impair our ability to produce or transport refined products or receive feedstocks;

•

legislative or regulatory action, including the introduction, enactment or modification of federal, state, municipal or foreign legislation or rulemakings, which may adversely affect our business or operations;

•	rulings, judgments or settlements in litigation or other legal, tax or regulatory matters, including unexpected environmental remediation costs, in excess of any reserves or insurance coverage;

•	labor and material shortages;

•	the maintenance of satisfactory relationships with labor unions and joint venture partners;

•	the ability and willingness of parties with whom we have material relationships to perform their obligations to us;

•	changes in the credit ratings assigned to our debt securities and trade credit and changes affecting the credit markets generally; and

•	the other factors described under the heading “Risk Factors” and in other parts of this information statement.

Neither we nor Marathon Oil undertakes any obligation to update the forward-looking statements included in this information statement to reflect events or circumstances after the date of this information statement, unless we are required by applicable securities laws to do so.

THE SPIN-OFF

General

The board of directors of Marathon Oil regularly reviews the various operations conducted by Marathon Oil to ensure that resources are deployed and activities are pursued in the best interest of its stockholders. On January 13, 2011, Marathon Oil announced that its board of directors had authorized its management to take various actions in contemplation of the distribution of our common stock to Marathon Oil’s stockholders in a spin-off transaction. This authorization is subject to final approval by the Marathon Oil board of directors, which approval is subject to, among other things, the conditions described below under “—Spin-Off Conditions and Termination.”

We are currently a wholly owned subsidiary of Marathon Oil. Our company was incorporated in Delaware as of November 9, 2009, in conjunction with an internal restructuring. Marathon Oil will transfer to us the capital stock or other equity interests in subsidiaries that own generally all the assets, and are obligated on generally all the liabilities, comprising Marathon Oil’s refining, marketing and transportation business, which Marathon Oil intends to separate from its other operations.

We will be separated from Marathon Oil and will become an independent, publicly traded company through a pro rata distribution of 100% of our outstanding common stock to Marathon Oil’s stockholders, which we refer to as the distribution or the spin-off, on [                    ], 2011, the distribution date. As a result of the spin-off, each holder of Marathon Oil common stock as of 5:00 p.m. New York City Time on [                    ], 2011, the record date, will be entitled to:

•	receive one share of our common stock for every two shares of Marathon Oil common stock owned by such holder; and

•	retain such holder’s shares in Marathon Oil.

Marathon Oil stockholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange shares of Marathon Oil common stock in order to receive our common stock or to take any other action in connection with the spin-off. No vote of Marathon Oil stockholders is required or sought in connection with the spin-off, and Marathon Oil stockholders have no appraisal rights in connection with the spin-off.

Reasons for the Spin-Off

Marathon Oil’s board and management believe that our separation from Marathon Oil will provide the following benefits:

•

enhance the flexibility of the management team of each company to make business and operational decisions that are in the best interests of its business and to allocate capital and corporate resources in a manner that focuses on achieving its own strategic priorities;

•	facilitate growth of Marathon Oil’s and MPC’s businesses;

•

improve investor understanding of the separate businesses of Marathon Oil and MPC and facilitate valuation assessments for the securities of both companies, which should appeal to the different investor bases of the upstream and downstream businesses; and

•

enhance the ability of each company to attract employees with appropriate skill sets, to incentivize its key employees with equity based compensation that is aligned with the performance of its own operations and to retain key employees for the long term.

Enhancing business and operational decision making

Marathon Oil’s board of directors and management also took into account the fact that the differing market dynamics require fundamentally different business strategies and offer significantly different business opportunities for growth. They determined that the spin-off should allow the management team of each company to focus on its strategic priorities and make business and operational decisions that are in the best interest of its operations, taking into consideration the different challenges and opportunities and different financial profiles and capital needs pertinent to its business. As separate companies, each will be able independently to prioritize allocation of resources and capital in support of its business strategies. For example, we have substantial internal growth projects, including a refinery upgrade project at our Detroit, Michigan refinery that requires a significant deployment of capital. This project has effectively competed with other investment opportunities within Marathon Oil. As separate companies, each of Marathon Oil and our company will no longer have to compete for investment capital with the other, and each would be in a position to pursue a growth strategy to optimize its own operations. By eliminating the necessary time and resources required to resolve conflicting business priorities and strategic needs, the two businesses will be better able to compete through quicker decision making, more efficient deployment of capital and corporate resources and enhanced responsiveness to market demands.

Facilitating growth of Marathon Oil’s and MPC’s Businesses

The anticipated expansion and realignment of the existing stockholder base discussed above is expected to give each of Marathon Oil and us a reduced cost of equity, improving the ability of each of Marathon Oil and us to fund growth objectives.

Marathon Oil’s board of directors and management do not expect that the spin-off will improve access to debt markets, particularly for us. As integration has enhanced Marathon Oil’s scale and diversity of operations, given the countercyclical nature of upstream and downstream operations, the separation of the two businesses may lead to an increase in the overall cost of debt funding and a decrease in overall debt capacity. Nonetheless, Marathon Oil’s board of directors and management concluded that the spin-off should not reduce debt financing alternatives meaningfully in a manner that would outweigh the other benefits of the spin-off.

Improving investor understanding of the separate businesses

Our petroleum downstream operations are significantly different from Marathon Oil’s upstream operations, which include U.S. and international oil and gas exploration and production operations, integrated gas operations and oil sands mining operations. These operations are driven by differing market dynamics and economic factors. Key drivers of Marathon Oil’s upstream operations include supply, demand and prices of crude oil and natural gas, the ability to discover, acquire and develop reserves, the control of operating and finding and development costs and the availability of substitute energy sources such as coal or alternative fuels. Upstream companies are typically capital intensive throughout the entire business cycle and must continuously deploy significant amounts of capital to maintain production and revenue growth. In contrast, our downstream operations are driven primarily by the difference between prices of the crude oil and other feedstocks we purchase and the prices we obtain for the refined products we sell. Key drivers include throughput rates and capacity utilization feedstock flexibility, feedstock costs, yields of refined products and transportation and storage costs. These differing market dynamics and other economic factors require fundamentally different informational inputs to assess the performance of the upstream and downstream businesses.

Marathon Oil’s board of directors and management concluded that, as part of an integrated business, Marathon Oil’s upstream operations and our downstream operations have not been appropriately appreciated or understood by investors and, as a result, have not been fully valued in the market for Marathon Oil’s common stock. They believe that the spin-off will improve the investment community’s visibility into and understanding of each of Marathon Oil’s upstream operations and our downstream operations, particularly as each company is able to provide more focused and targeted communication to the market regarding its own business strategies, assets, operational performance, financial achievements and management teams. In addition, Marathon Oil’s board of directors and management concluded that, because the separation of the upstream and downstream operations will allow investors to invest in the stock of Marathon Oil and our company in accordance with differing investment preferences, each of Marathon Oil and our company will be more likely to attract an investor base that has a deeper understanding and interest in the businesses of the separate companies. Marathon Oil’s board of directors and management noted that there are many large investors in other separate upstream companies and downstream companies who are not currently stockholders of Marathon Oil, and that the spin-off should provide the opportunity for Marathon Oil and us collectively to expand and realign our stockholder bases.

Enhancing ability to attract, retain and appropriately reward key employees

The management skills required to run a successful upstream business are different from those required to run a successful downstream business. Marathon Oil’s board of directors and management concluded that separating the two businesses should improve both businesses’ ability to attract managers with the appropriate skill sets. In addition, they concluded that the proposed separation will allow each company to provide incentive compensation to its key employees in the form of equity-based incentive compensation that is better aligned with the performance of each business. By separating the two companies, management of each should be in an improved position to attract employees with the correct skill set, to motivate them appropriately, and to retain them for the long term.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly traded company. Immediately following the spin-off, we expect that approximately 355 million shares of our common stock will be issued and outstanding, based on the distribution of one share of our common stock for every two shares of Marathon Oil common stock outstanding and the anticipated number of shares of Marathon Oil common stock outstanding as of the record date. The actual number of shares of our common stock to be distributed will be determined based on the number of shares Marathon Oil common stock outstanding as of the record date.

We and Marathon Oil will be parties to a number of agreements that govern the spin-off and our future relationship. For a more detailed description of these agreements, please see “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us.”

You will not be required to make any payment for the shares of MPC common stock you receive, nor will you be required to surrender or exchange your shares of Marathon Oil common stock or take any other action in order to receive the shares of MPC common stock to which you are entitled. The spin-off will not affect the number of outstanding shares of Marathon Oil common stock or any rights of Marathon Oil stockholders, although it will affect the market value of the outstanding Marathon Oil common stock.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off are set forth in a separation and distribution agreement between Marathon Oil and us. For a description of the terms of that agreement, see “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Separation and Distribution Agreement.” Under the separation and distribution agreement, the spin-off will be effective on the distribution date. As a result of the spin-off, each Marathon Oil stockholder will be entitled to receive one share of our common stock for every two shares of Marathon Oil common stock owned on the record date. As discussed under “—Trading of Marathon Oil Common Stock After the Record Date and Prior to the Distribution,” if a holder of record of Marathon Oil common stock sells those shares in the “regular way” market after the record date and prior to the distribution, that stockholder also will be selling the right to receive shares of our common stock in the distribution. The distribution will be made in book-entry form. For registered Marathon Oil stockholders, our transfer agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own Marathon Oil common stock through a bank or brokerage firm, their shares of our common stock will be credited to their accounts by the bank or broker. See “—When and How You Will Receive MPC Shares” below. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable. Holders of shares of our common stock will not be entitled to preemptive rights. See “Description of Capital Stock.” Following the spin-off, stockholders whose shares are held in book-entry form may request the transfer of their shares of our common stock to a brokerage or other account at any time, without charge.

When and How You Will Receive MPC Shares

On the distribution date, Marathon Oil will release its shares of our common stock for distribution by Computershare Trust Company, N.A., the distribution agent. The distribution agent will cause the shares of our common stock to which you are entitled to be registered in your name or in the “street name” of your bank or brokerage firm.

“Street Name” Holders. Many Marathon Oil stockholders have Marathon Oil common stock held in an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For stockholders who hold their Marathon Oil common stock in an account with a bank or brokerage firm, our common stock being distributed will be registered in the “street name” of your bank or broker, who in turn will electronically credit your account with the shares that you are entitled to receive in the distribution. We anticipate that banks and brokers will generally credit their customers’ accounts with our common stock on or shortly after the distribution date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your shares credited to your account.

Registered Holders. If you are the registered holder of Marathon Oil common stock and hold your Marathon Oil common stock either in physical form or in book-entry form, the shares of our common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of our common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock.

Direct Registration System. As part of the spin-off, we will be adopting a direct registration system for book-entry share registration and transfer of our common stock. The shares of our common stock to be distributed in the spin-off will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you in connection with the spin-off. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the distribution date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.

Treatment of Fractional Shares

The transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds of those sales. If you physically hold Marathon Oil stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of Marathon Oil, our company or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor Marathon Oil will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Transferability of Shares You Receive

The shares of our common stock distributed to Marathon Oil stockholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended, or the Securities Act. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with us, and include our directors and certain of our officers. Our affiliates will be permitted to sell their shares of MPC common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144.

Under Rule 144, an affiliate may not sell within any three-month period shares of our common stock in excess of the greater of:

•	1% of the then outstanding number of shares of our common stock; and

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice with the SEC on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and availability of current public information about us.

Stock-Based Plans

In connection with the spin-off, Marathon Oil’s outstanding equity-based compensation awards generally will be treated as follows:

•

Outstanding options to purchase shares of Marathon Oil common stock that are vested, whether held by a current or former officer or employee of Marathon Oil or a current or former officer or employee of MPC, will be adjusted so that the holders of the options will hold options to purchase both Marathon Oil and MPC common stock. The Marathon Oil and MPC options received by each optionee, when combined, will generally preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Marathon Oil common stock on the distribution date.

•

Outstanding options to purchase shares of Marathon Oil common stock that are not vested and that are held by current officers or employees of Marathon Oil who are not and will not become officers or employees of MPC immediately after the spin-off will be replaced with adjusted options to purchase Marathon Oil common stock. Those adjusted options will generally preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Marathon Oil common stock on the distribution date. There are no unvested options to purchase shares of Marathon Oil common stock held by former officers or former employees.

•

Outstanding options to purchase shares of Marathon Oil common stock that are not vested and that are held by individuals who are or will become officers or employees of MPC immediately after the spin-off will be replaced with substitute options to purchase MPC common stock. Those substitute options will generally preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Marathon Oil common stock on the distribution date.

•

Outstanding vested Marathon Oil stock appreciation rights will be replaced with both adjusted Marathon Oil stock appreciation rights and MPC stock appreciation rights to receive a payment in cash or common stock. Both stock appreciation rights, when combined, will generally preserve the aggregate intrinsic value of each original stock appreciation right grant. They will also generally preserve the ratio of exercise price to the fair market value of Marathon Oil common stock on the distribution date. There are no outstanding stock appreciation rights issued by Marathon Oil that have not yet vested.

•	The Marathon Oil restricted stock awards and restricted stock unit awards of officers or employees of Marathon Oil who are not and will not become officers or employees of MPC immediately after the spin-off will be replaced with adjusted Marathon Oil restricted stock awards or restricted stock unit awards, as applicable, each of which will generally preserve the value of the original award determined as of the distribution date.

•

The Marathon Oil restricted stock awards and restricted stock unit awards of persons who are or will become officers or employees of MPC immediately after the spin-off will be converted into substitute MPC restricted stock awards or restricted stock unit awards, as applicable, each of which will generally preserve the value of the original award determined as of the distribution date.

•

The Marathon Oil director restricted stock unit awards of all nonemployee directors who are not and will not become directors of MPC immediately after the spin-off will be replaced with adjusted Marathon Oil director restricted stock unit awards, each of which will generally preserve the value of the original awards determined as of the distribution date.

•

The Marathon Oil director restricted stock unit awards of all nonemployee directors who are or will become directors of MPC immediately after the spin-off will be replaced with substitute MPC director restricted stock unit awards, each of which will generally preserve the value of the original awards determined as of the distribution date.

•

Performance units having a three-year performance period have been granted to Marathon Oil officers. At the effective time of the spin-off, three performance unit grants are expected to be outstanding: the 2009 grant for the 2009-2011 performance period, the 2010 grant for the 2010-2012 performance period, and the 2011 grant for the 2011-2013 performance period. The value of the performance units will be calculated as if the relevant performance period had ended on the distribution date, and each holder of performance units shall receive a prorated payment based upon the portion of the performance period actually completed.

There may be a small number of employees who transfer between Marathon Oil and MPC following the spin-off but before January 1, 2012. If these employees hold outstanding stock options, shares of restricted stock or restricted stock units which are unvested on their transfer date, their stock options, restricted stock or restricted stock units will be adjusted effective as of the date of their transfer based on the ratio of the trading price of Marathon Oil common stock and MPC common stock, as applicable, preceding and following the transfer. In addition, a small number of employees in Marathon Oil’s international operations will have their vested stock options adjusted in the same manner as unvested options.

In the case of adjusting Marathon Oil options and stock appreciation rights or granting substitute MPC options and stock appreciation rights, the conversion formula may result in fractional shares. Any fractional shares subject to adjusted Marathon Oil options and substitute MPC options will be disregarded, and the number of shares subject to such options will be rounded down to the next lower whole number of shares. Any fractional shares underlying stock appreciation rights will be similarly disregarded.

For additional information on the treatment of Marathon Oil equity-based compensation awards, see “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Employee Matters Agreement.”

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a discussion of the material U.S. federal income tax consequences to us, Marathon Oil and U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) of Marathon Oil common stock as a result of the distribution of our common stock to holders of Marathon Oil common stock in the spin-off. This discussion does not address U.S. federal income tax considerations that affect the treatment of a stockholder who may be subject to special treatment under the Code (for example, stockholders who acquired Marathon Oil common stock as compensation or stockholders that are insurance companies, financial institutions, dealers in securities or tax-exempt organizations). Your individual circumstances may affect the tax consequences of the distribution of our common stock to you in the spin-off. In addition, no information is provided in this discussion regarding tax consequences under applicable foreign, state, local or other laws, other than U.S. federal income tax laws. The distribution may be taxable to you under such foreign, state, local and other laws. Further, this discussion is based on provisions of the Code, applicable Treasury regulations thereunder, IRS rulings and judicial decisions, each as in effect as of the date of this information statement. Future legislative, administrative or judicial changes or interpretations could affect the accuracy of the statements set forth in this discussion, and could apply retroactively. You are advised to consult your own tax advisor as to the specific tax consequences of the distribution of the MPC common stock to you in the spin-off.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Marathon Oil common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

A Non-U.S. Holder is a beneficial owner (other than an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) of shares of Marathon Oil common stock who is not a U.S. Holder.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Marathon Oil common stock, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding Marathon Oil common stock should consult their own tax advisors regarding the tax consequences of the spin-off.

For a description of the agreements under which we and Marathon Oil have provided for tax sharing and other tax matters, see “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Tax Sharing Agreement.”

Material U.S. Federal Income Tax Consequences of the Spin-Off to U.S. Holders

Tax-Free Status of the Spin-Off. Marathon Oil has requested a private letter ruling from the IRS to the effect that, for United States federal income tax purposes:

•

No gain or loss will be recognized by (and no amount will be included in the income of) the stockholders of Marathon Oil upon the receipt of the stock of MPC in connection with the spin-off, other than with respect to fractional shares of our common stock for which cash is received.

•	No gain or loss will be recognized by Marathon Oil on the distribution of the stock of MPC in connection with the spin-off.

•

No gain or loss will be recognized by Marathon Oil or certain other members of its consolidated tax reporting group as a result of certain internal restructuring transactions undertaken in connection with the spin-off.

•

The basis of the Marathon Oil shares in the hands of the stockholders of Marathon Oil will be allocated between the Marathon Oil shares and the MPC shares received in the spin-off in proportion to their fair market values effective with the spin-off.

•

The holding period of the stock of MPC to be received by the Marathon Oil stockholders will include the holding period of the Marathon Oil stock held by each such stockholder prior to the distribution, provided that the shares of Marathon Oil were held as a capital asset on the date of the distribution.

•

A Marathon Oil stockholder that receives cash in lieu of a fractional share of our common stock pursuant to the spin-off should generally recognize capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash received for such fractional share and the stockholder’s tax basis in that fractional share, as determined above.

•	Proper allocation of earnings and profits between Marathon Oil and MPC will be made.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the private letter ruling request are inaccurate or incomplete in any material respect, then Marathon Oil will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution such as the spin-off satisfies certain legal requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling will be based on representations by Marathon Oil that those requirements have been satisfied, and any inaccuracy in those representations could invalidate the ruling.

The spin-off is conditioned on the receipt by Marathon Oil of an opinion of Bingham McCutchen LLP, special tax counsel for Marathon Oil (or other nationally recognized tax counsel), in form and substance satisfactory to Marathon Oil, to the effect that the distribution of shares of MPC common stock in the spin-off will qualify as tax-free to us, Marathon Oil and Marathon Oil stockholders for U.S. federal income tax purposes under Sections 355 and 368(a) and related provisions of the Code, and that certain internal restructuring transactions undertaken in connection with the spin-off similarly will be tax-free to us, Marathon Oil and other members of the Marathon Oil consolidated tax reporting group. The opinion will address those matters upon which the IRS will not rule and will rely on the private letter ruling as to matters covered by the private letter ruling. The opinion will rely on, among other things, the continuing validity of the private letter ruling and various assumptions and representations as to factual matters and certain undertakings made by Marathon Oil and us, which, if inaccurate or incomplete in any material respect, would jeopardize the conclusions reached by such counsel in its opinion. The opinion will not be binding on the IRS or the courts, and there can be no assurance that the IRS will not challenge the qualification of the spin-off as a transaction under Sections 355 and 368(a) of the Code or that any such challenge would not prevail.

If the distribution of shares of MPC common stock in the spin-off were not to qualify as a tax-free distribution for U.S. federal income tax purposes, then each stockholder of Marathon Oil receiving shares of MPC common stock in the spin-off would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the MPC common stock received to the extent of Marathon Oil’s current and accumulated earnings and profits. Any amount that exceeds Marathon Oil’s earnings and profits would be treated first as a nontaxable return of capital to the extent of such stockholder’s tax basis in its shares of Marathon Oil common stock, with any remaining amount being taxed as a capital gain. In addition, Marathon Oil would recognize a taxable gain equal to the excess of the fair market value of the MPC common stock distributed over Marathon Oil’s adjusted tax basis in such stock. Taxable distributions of MPC common stock may be subject to “backup withholding,” subject to various exceptions, as described below under “—Cash in Lieu of Fractional Shares.”

Even if the distribution of shares of MPC common stock in the spin-off otherwise qualifies as a tax-free distribution, such distribution (or certain related internal restructuring transactions) might be taxable to Marathon Oil or its affiliates under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of Marathon Oil or MPC is acquired as part of a plan or series of related transactions that includes the spin-off. If Section 355(e) applies as a result of such an acquisition, Marathon Oil or its affiliates would recognize a taxable gain as described above, but the spin-off would generally be tax free to Marathon Oil stockholders. Under some circumstances, the tax sharing agreement would require us to indemnify Marathon Oil for the tax liability associated with the taxable gain. See “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Tax Sharing Agreement.”

Indemnification. Under the tax sharing agreement between Marathon Oil and us, we have agreed to indemnify Marathon Oil and its affiliates if we take, or fail to take, any action where such action, or failure to act, precludes the spin-off or the related internal restructuring transactions from qualifying as tax-free transactions. See “Relationship with Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us.”

Cash in Lieu of Fractional Shares. A holder who receives cash in lieu of a fractional share of our common stock in connection with the spin-off will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s tax basis in the fractional share. An individual U.S. holder would generally be subject to U.S. federal income tax at a maximum rate of 15% on any such capital gain, assuming that the U.S. holder had held all of its Marathon Oil common stock for more than one year. A payment of cash in lieu of a fractional share of our common stock made in connection with the spin-off may, under certain circumstances, be subject to “backup withholding” unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is supplied to the IRS.

Information Reporting. Current Treasury regulations require certain “significant” Marathon Oil stockholders (who immediately before the spin-off own 5% or more of Marathon Oil common stock) who receive MPC common stock pursuant to the spin-off to attach to such stockholder’s U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability to the spin-off of Section 355 of the Code. Marathon Oil will provide appropriate information to allow this requirement to be met.

Material U.S. Federal Income Tax Consequences of the Spin-Off to Non-U.S. Holders

Distribution of MPC Stock. Provided that the distribution of shares of our common stock in the spin-off qualifies as a tax-free distribution for U.S. federal income tax purposes, Non-U.S. Holders receiving stock in the spin-off will not be subject to U.S. federal income tax on any gain realized on the receipt of our common stock so long as either (1) Marathon Oil is not a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes on certain dates during the shorter of the five-year period ending on the distribution date or the Non-U.S. Holder’s holding period, or (2) Marathon Oil is or has been a USRPHC during the relevant period described above and we qualify as a USRPHC on a stand-alone basis immediately before and after the spin-off.

In general, either Marathon Oil or we will be a USRPHC during the relevant periods described above if 50 percent or more of the fair market value of the respective company’s assets constitute United States real property interests within the meaning of the Code. Marathon Oil does not believe that it has been or will be a USRPHC on any of the relevant dates within the five-year period ending on the distribution date. Because the determination of whether Marathon Oil is a USRPHC turns on the relative fair market value of Marathon Oil’s United States real property interests and its other assets, and because the USRPHC rules are complex, Marathon Oil can give no assurance that it was not and is not a USRPHC for purposes of the Code. Even if Marathon Oil was treated as a USRPHC, however, we believe that we may be a USRPHC on a stand-alone basis immediately before and after the spin-off. In such case, the applicable Treasury regulations provide that Non-U.S. Holders would not be subject to U.S. federal income taxation as a result of their participation in the spin-off, so long as the Non-U.S. Holders meet certain other procedural and substantive requirements described in such Treasury regulations. If we are a USRPHC immediately after the spin-off, a future sale or other disposition of our stock by a greater than five percent beneficial owner may be subject to U.S. tax. Non-U.S. Holders should consult their tax advisers to determine if they are more than five percent beneficial owners of Marathon Oil’s common stock under applicable rules of the Code that require both actual and constructive ownership to be taken into account.

Finally, even if Marathon Oil were treated as a USRPHC but we were not a USRPHC on a stand-alone basis, a Non-U.S. Holder would not be subject to U.S. federal income taxation upon the receipt of our stock pursuant to the spin-off if Marathon Oil common stock is considered regularly traded on an established securities market and the Non-U.S. Holder beneficially owns five percent or less of Marathon Oil’s common stock at any time during the shorter of the five-year period ending on the distribution date or the Non-U.S. Holder’s holding period, taking into account both direct and constructive ownership under the applicable ownership attribution rules of the Code. Marathon Oil believes that its common stock has been and is regularly traded on an established securities market for U.S. federal income tax purposes. Any Non-U.S. Holder that beneficially owns more than five percent of Marathon Oil common stock under the rules described above that receives our common stock in a case where Marathon Oil is treated as USRPHC and we are not a USRPHC on a stand-alone basis may be subject to U.S. federal income tax on a portion of any gain realized with respect to its existing Marathon Oil common stock as a result of participating in the spin-off. Non-U.S. Holders should consult their tax advisers to determine if they are more than five percent beneficial owners of Marathon Oil’s common stock under the rules described above and whether any other exception to U.S. federal income tax might apply.

If the distribution of shares of MPC common stock in the spin-off were not to qualify as a tax-free distribution for U.S. federal income tax purposes, then each Non-U.S. Holder receiving shares of MPC common stock in the spin-off would be subject to U.S. federal income tax at a rate of 30 percent of the gross amount of any such taxable distribution that is treated as a dividend, unless: (1) such dividend was effectively connected with the conduct of a trade or business, or, if an income tax treaty applies, is attributable to a permanent establishment, in which case regular graduated federal income tax rates would apply, and, in the case of a corporate Non-U.S. Holder, a branch profits tax may apply, as described below; (2) the Non-U.S. Holder is entitled to reduced tax rates with respect to dividends pursuant to an applicable income tax treaty; or (3) the Non-U.S. Holder is an individual subject to tax pursuant to the provisions of U.S. tax law applicable to United States expatriates. Marathon Oil may be required to withhold 30 percent of any taxable distribution of MPC common stock treated as a dividend to satisfy the Non-U.S. Holder’s U.S. federal income tax liability unless the Non-U.S. Holder provides Marathon Oil with an appropriate IRS Form (or Forms) W-8 to claim an exemption from or reduction in the rate of withholding under one of the exceptions enumerated above.

As discussed above under “—Material U.S. Federal Income Tax Consequences of the Spin-Off to U.S. Holders—Tax-Free Status of Spin-Off,” a distribution of MPC common stock in the spin-off that is not tax-free under Section 355 of the Code could also be treated as a nontaxable return of capital or may trigger capital gain for U.S. federal income tax purposes. A distribution of MPC common stock that is treated as a nontaxable return of capital is generally not subject to U.S. income or withholding tax so long as the common stock of Marathon Oil is regularly traded on an established securities market, which Marathon Oil believes to be the case, and the Non-U.S. Holder does not beneficially own more than five percent of Marathon Oil’s common stock, taking into account the attribution rules under the Code described above. A distribution of MPC common stock triggering capital gain is generally not subject to U.S. federal income taxation subject to the same exceptions described below under “—Cash In Lieu of Fractional Shares,” and is generally not subject to U.S. withholding tax subject to the same exception for a nontaxable return of capital.

Cash In Lieu of Fractional Shares. A Non-U.S. Holder generally will not be subject to regular U.S. federal income or withholding tax on gain realized on the receipt of cash in lieu of fractional shares in the spin-off, unless:

(1)	the gain is effectively connected with a United States trade or business of the Non-U.S. Holder (or, if an income tax treaty applies, attributable to a permanent establishment in the United States maintained by that Non-U.S. Holder);

(2)	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the spin-off occurs and certain other conditions are met;

(3)	the Non-U.S. Holder is an individual subject to tax pursuant to the provisions of United States tax law applicable to United States expatriates; or

(4)	Marathon Oil is, or has been on certain dates during the shorter of the five-year period ending on the distribution date and such Non-U.S. Holder’s holding period in Marathon Oil common stock, a USRPHC as defined above. As discussed above, Marathon Oil does not believe that it has been or will be a USRPHC during the relevant period, but Marathon Oil can give no assurance with respect to its status as a USRPHC. Even if Marathon Oil were a USRPHC, however, Non-U.S. Holders would be subject to U.S. federal income taxation only if (a) Marathon Oil’s common stock were not regularly traded on an established securities market (which we do not believe to be the case), or (b) if Marathon Oil’s common stock were regularly traded on an established securities market, the Non-U.S. Holder beneficially owned more than five percent of Marathon Oil’s common stock at any time during the shorter of the five-year period ending on the distribution date or the Non-U.S. Holder’s holding period, taking into account both direct and constructive ownership under the applicable ownership attribution rules of the Code.

Gains realized by a Non-U.S. Holder described in clause (1) above that are effectively connected with the conduct of a trade or business, or, if an income tax treaty applies, are attributable to a permanent establishment, as defined therein, within the United States will generally be taxed on a net income basis, that is, after allowance for applicable deductions, at the graduated rates that are applicable to United States persons. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to the U.S. federal branch profits tax, which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits, at a 30 percent rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country.

Gains realized by a Non-U.S. Holder described in clause (2) above generally will be subject to a 30 percent tax on the gain realized from the receipt of cash in lieu of fractional shares, with such gains eligible to be offset by certain U.S.-source capital losses recognized in the same taxable year of the spin-off.

Gains realized described in clause (4) above by any Non-U.S. Holder that is a more than five percent beneficial owner of Marathon Oil common stock as described above in a case where Marathon Oil is treated as a USRPHC may be subject to U.S. federal income tax. Non-U.S. Holders in such case should consult their tax advisors regarding the determination of the amount of gain (if any) that would be subject to U.S. federal income tax. Non-U.S. Holders in such case should generally not be subject to withholding tax so long as the common stock of Marathon Oil is regularly traded on an established securities market (which we believe to be the case).

Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders in the spin-off may be subject to information reporting and backup withholding. Non-U.S. Holders generally may avoid backup withholding by furnishing a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Rather, Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely and duly filing a claim for refund with the IRS.

Other Tax Consequences of the Spin-Off

Certain Non-U.S. Holders may be subject to tax on the spin-off in jurisdictions other than the U.S. notwithstanding that the distribution of shares of MPC common stock in the spin-off is not taxable under U.S. federal income tax law. In some jurisdictions, this may be the case even if a sale of shares may be subject to little or no tax in that jurisdiction. It is important that you consult your own tax advisor regarding the particular consequences of the spin-off to you, including the applicability of any U.S. federal, state and local and foreign tax laws.

Market for Our Common Stock

There is currently no public market for our common stock. We have requested to have our common stock approved for listing on the NYSE under the symbol “MPC.” We anticipate that trading of our common stock will commence on a when-issued basis shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict what the trading prices for our common stock will be before or after the distribution date. See “Risk Factors—Risks Relating to Ownership of Our Common Stock.” In addition, we cannot predict any change that may occur in the trading price of Marathon Oil’s common stock as a result of the spin-off.

Trading of Marathon Oil Common Stock After the Record Date and Prior to the Distribution

Beginning on or shortly before the record date and through the distribution date, there will be two concurrent markets in which to trade Marathon Oil common stock: a regular way market and an ex-distribution market. Shares of Marathon Oil common stock that trade in the regular way market will trade with an entitlement to shares of our common stock distributed in connection with the spin-off. Shares that trade in the ex-distribution market will trade without an entitlement to shares of our common stock distributed in connection with the spin-off. Therefore, if you owned shares of Marathon Oil common stock at 5:00 p.m., New York City time, on the record date and sell those shares in the regular way market on or prior to the distribution date, you also will be selling your right to receive the shares of our common stock that would have been distributed to you in connection with the spin-off. If you sell those shares of Marathon Oil common stock in the ex-distribution market prior to or on the distribution date, you will still receive the shares of our common stock that were to be distributed to you in connection with the spin-off as a result of your ownership of the shares of Marathon Oil common stock.

Spin-Off Conditions and Termination

We expect that the spin-off will be effective on [                    ], 2011, provided that, among other things:

•

the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, with no stop order in effect with respect to the Form 10, and this information statement shall have been mailed to Marathon Oil’s stockholders;

•

the actions and filings necessary under securities and blue sky laws of the states of the United States and any comparable laws under any foreign jurisdictions shall have been taken and become effective;

•

no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the spin-off shall be in effect and no other event outside Marathon Oil’s control shall have occurred or failed to occur that prevents the consummation of the spin-off;

•	our common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•

the private letter ruling Marathon Oil has requested from the IRS with respect to the tax treatment of the spin-off shall have been received and shall not have been revoked or modified by the IRS in any material respect and Marathon Oil shall have received an opinion from its tax counsel regarding the tax-free status of the spin-off and certain internal restructuring transactions as of the distribution date (see “—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the requested private letter ruling and opinion of tax counsel);

•	all material government approvals and material consents necessary to consummate the spin-off shall have been received and continue to be in full force and effect;

•

an independent firm acceptable to Marathon Oil, in its sole and absolute discretion, shall have delivered one or more opinions to the board of directors of each of Marathon Oil and MPC confirming, among other things, the solvency of MPC and Marathon Oil, which opinions will be in form and substance satisfactory to Marathon Oil, in its sole and absolute discretion, and shall not have been withdrawn or rescinded;

•	Marathon Oil and MPC shall have each received credit ratings from credit rating agencies that are satisfactory to Marathon Oil in its sole and absolute discretion; and

•

no other events or developments shall have occurred that, in the judgment of the board of directors of Marathon Oil, in its sole and absolute discretion, would result in the spin-off having a material adverse effect on Marathon Oil or its stockholders.

Marathon Oil may waive one or more of these conditions in its sole and absolute discretion, and the determination by Marathon Oil regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on Marathon Oil’s part to effect the distribution, and Marathon Oil has reserved the right to amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Marathon Oil stockholders who will receive shares of MPC common stock in the spin-off. It is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Marathon Oil nor we undertake any obligation to update the information, except to the extent applicable securities laws require us to do so.

CAPITALIZATION

The following table sets forth (i) our historical capitalization as of December 31, 2010, and (ii) our adjusted capitalization assuming the spin-off, as discussed in “The Spin-Off,” was effective December 31, 2010. The table should be read in conjunction with our historical combined financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	December 31,
(In millions)	2010	2010
	Actual	As Adjusted
Debt Outstanding
Long-term debt, including capitalized leases(1)	$279	$3,268
Long-term debt payable to parent company and subsidiaries(2)	3,618	—

Total debt	3,897	3,268
Net Investment/Stockholders’ Equity
Common stock	—	4
Additional paid-in capital	—	7,763
Net investment	8,867	—
Accumulated other comprehensive loss	(623)	(623)

Total net investment/stockholders’ equity	8,244	7,144

Total Capitalization	$12,141	$10,412

(1)	Includes amounts due within one year.
(2)	Includes amounts due within one year and debt owed to Marathon Oil which is expected to be repaid prior to the spin-off.

DIVIDEND POLICY

We intend to declare and pay dividends on our common stock at the initial rate of $0.20 per share per quarter, or $0.80 per share on an annualized basis. Payment of future cash dividends will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant. Because we are a holding company, our principal sources of funds are from the payment of dividends and repayment of debt from our subsidiaries. Our principal subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or make other distributions with respect to their common stock. For a discussion of our credit agreement covenants, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents our selected historical combined financial information. The historical combined financial information as of and for the years ended December 31, 2010, 2009 and 2008 is derived from our audited combined financial statements included in this information statement. The historical combined financial information as of and for the years ended December 31, 2007 and 2006 is derived from our unaudited combined financial statements not included in this information statement.

	Year Ended December 31,
(In millions)	2010	2009	2008	2007	2006
Combined Statements of Income Data
Revenues	$62,487	$45,530	$64,939	$55,004	$55,722
Income from operations	1,011	654	1,855	3,261	4,413
Net income	623	449	1,215	2,262	2,918
Combined Statements of Cash Flows Data
Additions to property, plant and equipment	(1,217)	(2,891)	(2,787)	(1,403)	(916)
Contributions from (distributions to) parent company	(1,330)	207	(151)	(7,454)	3

	December 31,
(In millions)	2010	2009	2008	2007	2006
Combined Balance Sheet Data
Total assets	$23,232	$21,254	$18,177	$17,746	$20,739
Long-term debt, including capitalized leases(1)	279	254	182	104	58
Long-term debt payable to parent company and subsidiaries(2)	3,618	2,358	2,343	280	3

(1)	Includes amounts due within one year.
(2)	Includes amounts due within one year and debt owed to Marathon Oil which is expected to be repaid prior to the spin-off.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The unaudited pro forma condensed combined financial data of the Refining, Marketing & Transportation Business of Marathon Oil Corporation (the “RM&T Business”) presented below have been derived from our historical combined financial statements included in this information statement. The pro forma adjustments give effect to the separation of Marathon Oil’s refining, marketing and transportation businesses into an independent publicly traded company in the spin-off. The unaudited pro forma condensed combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and the notes to those statements included in this information statement.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2010 has been prepared as though the spin-off occurred as of January 1, 2010. The unaudited pro forma condensed combined balance sheet at December 31, 2010 has been prepared as though the spin-off occurred on December 31, 2010. The pro forma adjustments are based on available information and assumptions that our management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a stand-alone company are determined. In addition, such adjustments are estimates and may not prove to be accurate.

The pro forma adjustments include, among other things, the following items:

•	The planned distribution of approximately 355 million shares of our common stock to Marathon Oil stockholders.

•	The incurrence of $3.0 billion of indebtedness through MPC’s issuance of senior notes in February 2011 in anticipation of the spin-off.

•	The repayment to Marathon Oil of approximately $3.6 billion of outstanding debt.

•	The cash distribution of approximately $1.1 billion to Marathon Oil.

•	The redemption of our investments in the preferred stock of PFD, a subsidiary of Marathon Oil, that we hold.

•	Adjustments for certain Marathon Oil liabilities which we will retain subsequent to the spin-off.

Our unaudited pro forma condensed combined statement of income does not include adjustments for all of the costs of operating as a stand-alone company, including possible higher information technology, tax, accounting, treasury, investor relations, insurance and other expenses related to being a stand-alone company. Such possible increased costs are not included in the unaudited pro forma condensed combined financial data, as their impact is not factually supportable. The unaudited pro forma condensed combined statement of income includes the financial results of the Northern-Tier Assets until December 1, 2010.

The unaudited pro forma condensed combined financial data are for illustrative purposes only and do not reflect what our financial position and results of operations would have been had the spin-off occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

The unaudited pro forma condensed combined financial data constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements” in this information statement.

REFINING, MARKETING & TRANSPORTATION BUSINESS OF MARATHON OIL CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Income

Year Ended December 31, 2010

(In millions, except per share amounts)	RM&T Business Year Ended December 31, 2010 (As reported)	Pro Forma Adjustments		Pro Forma
Revenues and other income:
Sales and other operating revenues (including consumer excise taxes)	$62,387	$39	(a)	$62,426
Sales to related parties	100	(39)	(a)	61
Income from equity method investments	70	—		70
Net gain on disposal of assets	11	—		11
Other income	37	—		37

Total revenues and other income	62,605	—		62,605

Costs and expenses:
Cost of revenues (excludes items below)	51,685	2,287	(a)	53,972
Purchases from related parties	2,593	(2,287)	(a)	306
Consumer excise taxes	5,208	—		5,208
Depreciation and amortization	941	—		941
Selling, general and administrative expenses	920	—		920
Other taxes	247	—		247

Total costs and expenses	61,594	—		61,594

Income from operations	1,011	—		1,011
Related party net interest and other financial income	24	(24)	(b)	—
Net interest and other financial income (costs)	(12)	(91)	(c)	(103)

Income before income taxes	1,023	(115)		908
Provision for income taxes	400	(37)	(d)	363

Net income	$623	$(78)		$545

Pro forma earnings per share:(e)
Basic				$1.54
Diluted				$1.53
Pro forma shares outstanding:(e)
Basic				355
Diluted				356

See Notes to Unaudited Pro Forma Condensed Combined Financial Data

REFINING, MARKETING & TRANSPORTATION BUSINESS OF MARATHON OIL CORPORATION

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2010

(In millions)	RM&T Business As of December 31, 2010 (As reported)	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$118	$632	(f)	$750
Related party debt securities	2,404	(2,404	) (f)	—
Receivables, net	4,393	4	(a)	4,397
Receivables from related parties	5	(4	) (a)	1
Inventories	3,071	—		3,071
Other current assets	65	—		65

Total current assets	10,056	(1,772)		8,284
Equity method investments	312	—		312
Property, plant and equipment, net	11,724	—		11,724
Goodwill	837	—		837
Other noncurrent assets	303	63	(g)	366

Total assets	$23,232	$(1,709)		$21,523

Liabilities
Current liabilities:
Accounts payable	$6,453	$329	(a)	$6,782
Payables to related parties	341	(329	) (a)	12
Payroll and benefits payable	266	—		266
Consumer excise taxes payable	286	—		286
Deferred income taxes	440	—		440
Long-term debt payable within one year to parent company and subsidiaries	655	(655	) (f)	—
Long-term debt due within one year	11	—		11
Other current liabilities	168	—		168

Total current liabilities	8,620	(655)		7,965
Long-term debt payable to parent company and subsidiaries	2,963	(2,963	) (f)	—
Long-term debt	268	2,989	(f)	3,257
Deferred income taxes	1,367	—		1,367
Defined benefit postretirement plan obligations	1,493	—		1,493
Deferred credits and other liabilities	277	20	(h)	297

Total liabilities	14,988	(609)		14,379
Commitments and contingencies
Net Investment/Stockholders’ Equity
Common stock	—	4	(i)	4
Additional paid-in capital	—	7,763	(j)	7,763
Net investment	8,867	(8,867	) (j)	—
Accumulated other comprehensive loss	(623)	—		(623)

Total net investment/stockholders’ equity	8,244	(1,100)		7,144

Total liabilities and net investment/stockholders’ equity	$23,232	$(1,709)		$21,523

See Notes to Unaudited Pro Forma Condensed Combined Financial Data

REFINING, MARKETING & TRANSPORTATION BUSINESS

OF MARATHON OIL CORPORATION

Notes to Unaudited Pro Forma Condensed Combined Financial Data

(a)	Reflects the reclassification of activity and balances with Marathon Oil from related party to third-party.
(b)	Reflects the elimination of all related party net interest and other financial income, based on the redemption by the RM&T Business of all its shares of preferred stock of PFD, assuming a January 1, 2010 effective date.
(c)	Reflects adjustments to net interest and other financial income (costs) resulting from the incurrence of $3.0 billion of indebtedness in February, 2011, as follows (in millions):

Interest expense on $3.0 billion of newly incurred indebtedness	$(160)
Amortization of debt issuance costs (see note (g))	(11)
Commitment fee on revolving credit facility	(6)
Historical interest expense on related party debt, which has been capitalized	66
Additional interest expense capitalized	20

Total pro forma adjustment to interest income (costs), net	$(91)

Pro forma interest expense was calculated based on a blended interest rate of 5.32%, which includes amortization of an $11 million original issue discount on the indebtedness. Interest expense also includes amortization on approximately $63 million of debt issuance costs related to the $3.0 billion debt incurrence and our new $2.0 billion revolving credit facility. Such costs are amortized over the terms of the associated debt. Interest expense also includes a commitment fee on the new revolving credit facility. The calculation of interest expense assumes constant debt levels throughout the period presented.

(d)	Represents the tax effect of pro forma adjustments to income before income taxes using a statutory tax rate of 38% for the year ended December 31, 2010. Also represents the elimination of a tax deduction associated with dividend income received from PFD, (see note (b) above). The effective tax rate of the RM&T Business could be different (either higher or lower) depending on activities subsequent to the spin-off.
(e)	The calculation of pro forma basic earnings per share and shares outstanding is based on the number of shares of Marathon Oil common stock outstanding as of January 31, 2011, adjusted for the distribution ratio of one share of our common stock for every two shares of Marathon Oil common stock outstanding. The calculation of pro forma diluted earnings per share and shares outstanding for the periods presented is based on the number of shares of Marathon Oil common stock outstanding and diluted shares of common stock outstanding as of January 31, 2011, adjusted for the same distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from the replacement of Marathon Oil stock-based awards held by our employees and employees of Marathon Oil or the grant of new stock-based awards. The number of dilutive shares of our common stock that will result from Marathon Oil stock options and restricted stock awards held by our employees will not be determined until after the first trading day following the distribution date for the spin-off.
(f)	Represents adjustments to cash and cash equivalents, as follows (in millions):

Cash received from incurrence of new debt, net of discount and debt issuance costs (see notes (c) and (g))	$2,926
Cash received from redemption of investment in PFD preferred stock	2,404
Cash paid to Marathon Oil to settle debt payable to Marathon Oil and subsidiaries	(3,618)
Cash distribution to Marathon Oil	(1,080)

Cash pro forma adjustment	$632

(g)	Represents new debt issuance costs of $63 million related to the incurrence of $3.0 billion of indebtedness and our new $2.0 billion revolving credit facility.
(h)

Represents contingent liabilities related to taxes ($17 million) for which we have agreed to indemnify Marathon Oil subsequent to the spin-off and a liability ($3 million) for payment of performance units to

REFINING, MARKETING & TRANSPORTATION BUSINESS

OF MARATHON OIL CORPORATION

Notes to Unaudited Pro Forma Condensed Combined Financial Data—(Continued)

officers based on value at the assumed effective date for the spin-off. For additional information, see “Relationship with Marathon Oil after the Spin-off—Agreements between Marathon Oil and Us—Tax Sharing Agreement” and “—Treatment of Performance Units.”

(i)	Represents the distribution of approximately 355 million shares of our common stock at a par value of $.01 per share to holders of Marathon Oil common stock.
(j)	Represents the elimination of Marathon Oil’s net investment in us and adjustments to additional paid-in capital resulting from the following (in millions):

Reclassification of Marathon Oil’s net investment in us	$8,867
New liabilities recorded on our books (see note (h))	(20)
Distribution to Marathon Oil (see note (f))	(1,080)

Total stockholders’ equity	7,767
Less: common stock	(4)

Total additional paid-in capital	$7,763

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the information under the headings “Risk Factors,” “Selected Historical Combined Financial Data,” and “Business” and the combined financial statements and accompanying footnotes included in this information statement.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes various forward-looking statements concerning trends or events potentially affecting our business. You can identify our forward-looking statements by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “plan,” “predict,” “project,” “seek,” “target,” “could,” “may,” “should” or “would” or other similar expressions that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this information statement. See “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

The Separation and Spin-off

On January 13, 2011, Marathon Oil announced that its board of directors had approved moving forward with plans to separate its RM&T Business into an independent, publicly traded company, through a spin-off that is expected to be completed in accordance with a separation and distribution agreement between Marathon Oil and MPC. The spin-off is generally intended to be tax free to the stockholders and to Marathon Oil and MPC. Marathon Oil intends to distribute, on a pro rata basis, shares of MPC common stock to the Marathon Oil stockholders as of the record date for the spin-off. Upon completion of the spin-off, Marathon Oil and MPC will each be independent, publicly traded companies and will have separate public ownership, boards of directors and management. The spin-off is, among other things, subject to final approval by Marathon Oil’s board of directors, receipt of a private letter ruling from the IRS and an opinion of tax counsel, in each case with respect to the tax-free nature of the spin-off. MPC was incorporated in Delaware as a wholly owned subsidiary of Marathon Oil on November 9, 2009. See the discussion under the heading “The Spin-Off” included in this information statement for further details.

The combined financial statements included in this information statement were prepared in connection with the spin-off and reflect the combined historical results of operations, financial position and cash flows of the Marathon Oil subsidiaries that operate its RM&T Business, as if such businesses had been combined for all periods presented. All significant intercompany transactions and accounts within the RM&T Business have been eliminated. The assets and liabilities in the combined financial statements included in this information statement have been reflected on a historical basis, as immediately prior to the spin-off all of the assets and liabilities presented are wholly owned by Marathon Oil and are being transferred within the Marathon Oil consolidated group. The combined statements of income also include expense allocations for certain corporate functions historically performed by Marathon Oil, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. These allocations are based primarily on specific identification, headcount or computer utilization. Our management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from Marathon Oil, are reasonable. However, the combined financial statements may not include all of the actual expenses that would have been incurred had we been a stand-alone company during the periods presented and may not reflect our combined results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. Actual costs that would have been incurred if we had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Segments

Our operations consist of three reportable operating segments: Refining & Marketing; Speedway; and Pipeline Transportation. Each of these segments is organized and managed based upon the nature of the products and services they offer.

•

Refining & Marketing—refines crude oil and other feedstocks at our six refineries in the Gulf Coast and Midwest regions of the United States and distributes refined products through various means, including barges, terminals and trucks that we own or operate. We sell refined products to wholesale marketing customers domestically and internationally, to buyers on the spot market, to our Speedway business segment and to dealers and jobbers who operate Marathon®-branded retail outlets;

•	Speedway—sells transportation fuels and convenience products in the retail market, primarily in the Midwest, through Speedway®-branded convenience stores; and

•

Pipeline Transportation—transports crude oil and other feedstocks to our refineries and other locations, delivers refined products to wholesale and retail market areas and owns, among other transportation-related assets, a majority interest in LOOP LLC, which is the owner and operator of the only U.S. deepwater oil port.

On December 1, 2010, we completed the sale of most of our Minnesota assets. These assets included the 74,000 barrel-per-day St. Paul Park refinery and associated terminals, 166 SuperAmerica®-branded convenience stores (including six stores in Wisconsin) along with the SuperMom’s® bakery (a baked goods supply operation) and certain associated trademarks, SuperAmerica Franchising LLC, interests in pipeline assets in Minnesota and associated inventories. We refer to these assets as the “Northern-Tier Assets.” The transaction value was approximately $935 million, which included approximately $330 million for inventories. We received $740 million in cash, net of closing costs but prior to post-closing adjustments. The terms of the sale also included (1) a preferred stock interest in the buyer with a stated value of $80 million, (2) a maximum $125 million earnout provision payable to us over eight years, (3) a maximum $60 million of margin support payable to the buyer over two years, up to a maximum of $30 million per year, (4) a receivable from the buyer of $107 million payable in the first quarter of 2011, and (5) guarantees with a maximum exposure of $11 million made by us on behalf of and to the buyer related to a limited number of convenience store sites. As a result of this continuing involvement, a gain on sale of $89 million was deferred. The timing and amount of deferred gain ultimately recognized in the income statement is subject to the resolution of our continuing involvement.

Refining & Marketing

Refining & Marketing segment income from operations depends largely on our refining and marketing gross margin and refinery throughputs.

Our refining and marketing gross margin is the difference between the prices of refined products sold and the costs of crude oil and other charge and blendstocks refined, including the costs to transport these inputs to our refineries, the costs of purchased products and manufacturing expenses, including depreciation. The crack spread is a measure of the difference between market prices for refined products and crude oil, commonly used by the industry as a proxy for the refining margin. Crack spreads can fluctuate significantly, particularly when prices of refined products do not move in the same relationship as the cost of crude oil. As a performance benchmark and a comparison with other industry participants, we calculate Midwest (Chicago) and U.S. Gulf Coast crack spreads that we feel most closely track our operations and slate of products. Posted Light Louisiana Sweet (“LLS”) prices and a 6-3-2-1 ratio of products (6 barrels of crude oil producing 3 barrels of gasoline, 2 barrels of distillate and 1 barrel of residual fuel) are used for these crack-spread calculations.

Our refineries can process significant amounts of sour crude oil, which typically can be purchased at a discount to sweet crude oil. The amount of this discount, the sweet/sour differential, can vary significantly, causing our refining and marketing gross margin to differ from crack spreads based on sweet crude. In general, a larger sweet/sour differential will enhance our refining and marketing gross margin. In 2010, the sweet/sour differential widened 32 percent from 2009 due to a variety of worldwide economic and petroleum industry related factors, including higher hydrocarbon demand. The sweet/sour differential widening contributed to an increase in our 2010 refining and marketing gross margin compared to 2009. In 2009, the sweet/sour differential narrowed, due to a variety of worldwide economic and petroleum industry related factors, primarily related to lower hydrocarbon demand. Sour crude accounted for 54 percent, 50 percent and 52 percent of our crude oil processed in 2010, 2009 and 2008, respectively.

The following table lists calculated average crack spreads for the Midwest (Chicago) and Gulf Coast markets and the sweet/sour differential for 2010, 2009 and 2008.

(Dollars per barrel)	2010	2009	2008
Chicago LLS 6-3-2-1	$3.04	$3.52	$3.27
U.S. Gulf Coast LLS 6-3-2-1	$2.14	$2.54	$2.45
Sweet/Sour differential(1)	$7.71	$5.82	$11.99

(1)	Calculated using the following mix of crude types as compared to LLS: 15% Arab Light, 20% Kuwait, 10% Maya, 15% Western Canadian Select and 40% Mars.

In addition to the market changes indicated by the crack spreads and sweet/sour differential, our refining and marketing gross margin is impacted by factors such as:

•	the types of crude oil and other charge and blendstocks processed;

•	the selling prices realized for refined products;

•	the impact of commodity derivative instruments used to manage price risk;

•	the cost of products purchased for resale; and

•	changes in manufacturing costs, which include depreciation.

Manufacturing costs are primarily driven by the cost of energy used by our refineries and the level of maintenance costs. Planned maintenance activities, or turnarounds, requiring temporary shutdown of certain refinery operating units, are periodically performed at each refinery. Planned turnaround and major maintenance activities were completed at our Garyville, Catlettsburg, Detroit, Texas City and Robinson refineries in 2010. Turnarounds and major maintenance activities were completed at our Catlettsburg, Robinson and Garyville refineries in 2009 and at our Catlettsburg, Garyville, Robinson and Canton refineries in 2008.

As of December 31, 2010, we completed full integration of the refinery units added as part of the Garyville major expansion project, which was completed at the end of 2009, and realized an increase in our crude oil refining capacity at this refinery from 436 mbpd to 464 mbpd.

Also, as of December 31, 2010, we progressed construction of the Detroit refinery heavy oil upgrading and expansion project to approximately 50 percent, with an expected completion in the second half of 2012.

During 2010, we expanded Marathon® brand market sales volumes by approximately 10 percent through new fuel supply agreements, including a third quarter 2010 agreement with The Pantry.

Speedway

Our retail marketing gross margin for gasoline and distillates, which is the difference between the ultimate price paid by consumers and the cost of refined products, including secondary transportation and consumer excise taxes and the cost of bankcard processing fees, impacts the Speedway segment profitability. There are numerous factors that impact gasoline and distillate demand throughout the year, including local competition, seasonal demand fluctuations, the available wholesale supply, the level of economic activity in our marketing areas and weather conditions. After decreasing in 2008 and 2009, refined product demand in the United States increased in 2010, associated with the slow economic recovery. For our marketing areas, we estimate a distillate demand increase of eight percent in 2010, while gasoline demand remained constant with 2009 levels. For 2009, we estimate gasoline demand declined by about one percent and distillate demand declined by about 12 percent from 2008 levels. Market demand declines for gasoline and distillates generally reduce the product margin we can realize. The gross margin on merchandise sold at retail outlets has been historically less volatile.

Pipeline Transportation

The profitability of our pipeline transportation operations primarily depends on tariff rates and the volumes shipped through the pipelines, with a majority of the crude oil and refined product shipments on our common carrier pipelines serving our Refining & Marketing segment. The volume of crude oil that we transport is directly affected by the supply of, and refiner demand for, crude oil in the markets served directly by our crude oil pipelines. Key factors in this supply and demand balance are the production levels of crude oil by producers, the availability and cost of alternative modes of transportation, and refinery and transportation system maintenance levels. The volume of refined products that we transport is directly affected by the production levels of, and user demand for, refined products in the markets served by our refined product pipelines. In most of our markets, demand for gasoline and distillates peaks during the summer driving season, which extends from May through September of each year, and declines during the fall and winter months. As with crude oil, other transportation alternatives and system maintenance levels influence refined product movements.

Results of Operations

Years Ended December 31, 2010 and December 31, 2009

Combined Results

Combined net income was 39 percent higher in 2010 as compared to 2009, primarily due to a higher refining and marketing gross margin.

Revenues are summarized by segment in the following table:

(In millions)	2010	2009
Refining & Marketing	$57,333	$40,665
Speedway	12,494	10,838
Pipeline Transportation	401	381

Segment revenues	70,228	51,884
Elimination of intersegment revenues	(7,741)	(6,354)

Total revenues	$62,487	$45,530

Items included in both revenues and costs:
Consumer excise taxes	$5,208	$4,924

Refining & Marketing segment revenues increased $16.67 billion in 2010 from 2009, consistent with relative price level changes. Our average refined product selling prices were $2.24 per gallon in 2010 as compared to $1.86 per gallon in 2009, with the higher prices in 2010 contributing about 55 percent of the increase in segment revenues. In addition, refined product sales volumes increased 15 percent in 2010, in part due to the higher production from our Garyville refinery following the completion of the major expansion project, contributing about 35 percent of the segment revenue increase. The table below shows the average refined product benchmark prices for our marketing areas.

(Dollars per gallon)	2010	2009
Chicago spot unleaded regular gasoline	$2.09	$1.68
Chicago spot ultra-low sulfur diesel	$2.17	$1.66
U.S. Gulf Coast spot unleaded regular gasoline	$2.05	$1.64
U.S. Gulf Coast spot ultra-low sulfur diesel	$2.16	$1.66

Refining & Marketing intersegment sales to our Speedway segment were $7.39 billion in 2010 as compared to $6.02 billion in 2009. Intersegment refined product sales volumes were 3.11 billion gallons in 2010 as compared to 3.03 billion gallons in 2009.

Speedway segment revenues increased $1.66 billion from 2009 to 2010, mainly due to higher gasoline and distillate prices, which increased approximately 20 percent and accounted for approximately $1.40 billion of the increase in segment revenues.

Income from equity method investments increased $40 million in 2010 from 2009, primarily due to higher earnings from our investments in crude oil pipeline companies, which increased approximately $22 million, and ethanol production facilities, which increased approximately $10 million.

Cost of revenues increased $14.68 billion, or 40 percent, in 2010 from 2009. The increase was primarily the result of higher acquisition costs for crude oil, charge and blendstocks and purchased refined products in the Refining & Marketing segment, with crude oil acquisition prices up approximately 26 percent, charge and blendstock prices up approximately 30 percent and purchased refined product prices up approximately 19 percent. These price-related impacts accounted for approximately $8.68 billion of the total increase. Volumes of purchased crude oil were 20 percent higher, which also contributed to increased costs of approximately $4.22 billion, primarily reflecting impacts of the Garyville major expansion project.

Purchases from related parties increased $1.28 billion from 2009 to 2010, primarily reflecting higher acquisition costs of crude oil from Marathon Oil, with higher crude oil volumes accounting for approximately $630 million of the increase and higher crude prices accounting for about $600 million of the increase.

Depreciation and amortization increased $271 million in 2010 from 2009, primarily related to the Garyville major expansion project, which we completed near the end of 2009.

Related party net interest and other financial income decreased $21 million in 2010 from 2009, primarily reflecting lower average balances of short-term investments in preferred stock of MOC Portfolio Delaware, Inc. (“PFD”), a subsidiary of Marathon Oil. See note 4 to the audited combined financial statements included in this information statement for further discussion of the PFD preferred stock.

Provision for income taxes increased $164 million from 2009 to 2010, primarily due to the $338 million increase in income before incomes taxes and a $26 million expense for legislative changes, which are described in note 10 to the audited combined financial statements included in this information statement. The effective income tax rate increased from 34 percent in 2009 to 39 percent in 2010, primarily due to legislative changes and a decrease in the effect of deductions for dividends received from a related party. The provision for income taxes has been computed as if we were a stand-alone company.

Segment Results

Segment income from operations is summarized in the following table:

(In millions)	2010	2009
Segment income from operations
Refining & Marketing	$800	$452
Speedway	293	212
Pipeline Transportation	183	172

Segment income from operations	1,276	836
Items not allocated to segments:
Corporate and other unallocated items(1)	(236)	(172)
Impairments(2)	(29)	(10)
Net interest and other financial income(3)	12	31

Income before income taxes	$1,023	$685

(1)	Corporate and other unallocated items consists primarily of RM&T Business corporate administrative expenses, including allocations from Marathon Oil, and costs related to certain non-operating assets.
(2)	The impairment in 2010 is related to a write-down of our maleic anhydride plant. The impairment in 2009 reflects the write-down of our equity method investment in a pipeline company.
(3)	Includes related party net interest and other financial income.

Refining & Marketing segment income from operations increased $348 million in 2010 from 2009, primarily due to a higher refining and marketing gross margin per gallon, which averaged 6.77 cents per gallon in 2010 compared to 5.77 cents in 2009, and accounted for approximately $240 million of the increase in segment income. The gross margin increase was primarily a result of a 32 percent widening of the sweet/sour differential, thereby decreasing the relative cost of crude processed by our refineries. The widening of the sweet/sour differential resulted from a variety of worldwide economic and petroleum industry related factors.

Also contributing to the increase in segment income were increases in our refined product sales volumes due primarily to increased refinery production, which accounted for approximately $185 million of the increase in segment income. We averaged 1,173 mbpd of crude oil throughput in 2010 and 957 mbpd in 2009. Total refinery throughputs averaged 1,335 mbpd in 2010 and 1,153 mbpd in 2009. These throughputs were higher in 2010 than in 2009, primarily due to the Garyville major expansion, partially offset by the reduction caused by the sale of the St. Paul Park refinery effective December 1, 2010. These favorable impacts to segment income were partially offset by increased manufacturing costs incurred related to the additional units at the Garyville refinery.

Included in the refining and marketing gross margin were derivative losses of $29 million in 2010 and $83 million in 2009. For a more complete explanation of our strategies to manage market risk related to commodity prices, see “Quantitative and Qualitative Disclosures about Market Risk.”

The following table includes certain key operating statistics for the Refining & Marketing segment for 2010 and 2009.

	2010	2009
Refining and marketing gross margin (Dollars per gallon)(1)	$0.0677	$0.0577
Refined products sales volumes (Thousands of barrels per day)(2)	1,573	1,365

(1)	Sales revenue less cost of refinery inputs, purchased products and manufacturing expenses, including depreciation.
(2)	Includes intersegment sales.

Speedway segment income from operations increased $81 million from 2009 to 2010, primarily due to a higher gasoline and distillates gross margin, which averaged 12.07 cents per gallon in 2010 compared to 10.30 cents per gallon in 2009.

Same-store gasoline sales volume increased 3.0 percent compared to 2009, while same-store merchandise sales increased by 4.4 percent for the same period. Speedway® was ranked the nation’s top retail gasoline brand for the third consecutive year, according to the 2011 Harris Poll EquiTrend® study conducted by Harris Interactive®.

Pipeline Transportation segment income from operations increased $11 million in 2010 from 2009, primarily due to higher earnings from our investments in crude oil pipeline companies. This was partially offset by increased depreciation expense, primarily reflecting an impairment charge for the 2010 cancellation of a pipeline project associated with the Detroit refinery heavy oil upgrading and expansion project and the impact of pipeline assets associated with the Garyville major expansion project, which were placed in service near the end of 2009.

Corporate and other unallocated items reflected an increase in expenses of $64 million from 2009 to 2010, primarily due to higher benefits-related costs.

Years Ended December 31, 2009 and December 31, 2008

Combined Results

Combined net income was 63 percent lower in 2009 as compared to 2008, primarily due to a lower refining and marketing gross margin.

Revenues are summarized in the following table:

(In millions)	2009	2008
Refining & Marketing	$40,665	$60,000
Speedway	10,838	13,365
Pipeline Transportation	381	373

Segment revenues	51,884	73,738
Elimination of intersegment revenues	(6,354)	(8,799)

Total revenues	$45,530	$64,939

Items included in both revenues and costs:
Consumer excise taxes	$4,924	$5,065

Refining & Marketing segment revenues decreased $19.34 billion from 2008 to 2009, consistent with relative price level changes. While our overall refined product sales volumes in 2009 were relatively unchanged compared to 2008, our average refined product selling price declined from $2.78 per gallon in 2008 to $1.86 per gallon in 2009. The level of crude oil prices has a direct influence on our refined product prices. The table below shows the average annual refined product benchmark prices for our marketing area.

(Dollars per gallon)	2009	2008
Chicago spot unleaded regular gasoline	$1.68	$2.50
Chicago spot ultra-low sulfur diesel	$1.66	$2.95
U.S. Gulf Coast spot unleaded regular gasoline	$1.64	$2.48
U.S. Gulf Coast spot ultra-low sulfur diesel	$1.66	$2.93

Refining & Marketing intersegment sales to our Speedway segment were $6.02 billion in 2009 and $8.47 billion in 2008. Intersegment refined product sales volumes were approximately 3.03 billion gallons in 2009 and 3.01 billion gallons in 2008.

Speedway segment revenues decreased $2.53 billion from 2008 to 2009. This decrease was mainly due to lower gasoline and distillate prices, which accounted for a decrease of $2.80 billion, partially offset by a $271 million increase in merchandise sales.

Sales to related parties decreased $1.98 billion in 2009 from 2008, primarily as a result of refined product sales to Pilot Travel Centers LLC (“PTC”) no longer being classified as related party sales following the sale of our interest in PTC during the fourth quarter of 2008.

Income from equity method investments decreased $91 million in 2009 from 2008, primarily as a result of the sale of our equity method investment in PTC during the fourth quarter of 2008 and a $10 million impairment in 2009 of our equity method investment in Southcap Pipe Line Company, an entity engaged in crude oil transportation, partially offset by the absence of the $40 million impairment in 2008 of equity method investments in two ethanol production facilities and improved earnings generated by one of those facilities.

Net gain on disposal of assets of $152 million in 2008 included the sale of our interest in PTC.

Cost of revenues decreased $17.65 billion, or 32 percent, from 2008 to 2009. The decrease primarily resulted from lower acquisition costs of crude oil and refinery charge and blendstocks, mainly due to lower market prices. Purchased refined products also decreased, primarily reflecting lower market prices.

Purchases from related parties decreased $562 million in 2009 from 2008, primarily reflecting lower acquisition costs of crude oil and natural gas from Marathon Oil. This decrease was mainly due to a reduction in market prices, with lower crude oil prices accounting for approximately $690 million of the decline, and natural gas prices contributing approximately $260 million of the decline, partially offset by a 40 percent increase in crude oil volumes, or approximately $440 million.

Depreciation and amortization increased $64 million in 2009 from 2008. The increase in 2009 primarily reflected increased depreciation expense related to various refinery improvements, including the Garyville major expansion project and an ultra low sulfur diesel project at our Canton refinery.

Selling, general and administrative expenses decreased $119 million in 2009 from 2008. The decrease in 2009 was primarily due to lower expenses for outside professional services, including engineering and legal services, which decreased around $75 million, decreased benefits-related costs, which declined around $20 million, and lower bankcard processing fees related to Marathon® brand sales, which declined close to $20 million, largely due to decreased refined product selling prices in 2009.

Related party net interest and other financial income increased $19 million in 2009 from 2008. The increase in 2009 primarily resulted from higher average balances of short-term investments in PFD preferred stock. See note 4 to the audited combined financial statements included in this information statement for further discussion of the PFD preferred stock.

Net interest and other financial income (costs), primarily comprised of bank fees and foreign currency exchange impacts, reflected an unfavorable change of $18 million from 2008, primarily due to foreign currency losses recorded in 2009 compared to foreign currency gains in 2008. See note 8 to the audited combined financial statements included in this information statement for further details.

Provision for income taxes decreased $434 million in 2009 from 2008, primarily due to the $1.20 billion decrease in income before income taxes. The effective income tax rate decreased from 36 percent in 2008 to 34 percent in 2009, primarily due to an increase in the effect of deductions for dividends received from a related party. The provision for income taxes has been computed as if we were a stand-alone company. See note 10 to the audited combined financial statements included in this information statement.

Segment Results

Segment income for 2009 and 2008 is summarized and reconciled to income before income taxes in the following table.

(In millions)	2009	2008
Segment income from operations
Refining & Marketing	$452	$1,377
Speedway	212	284
Pipeline Transportation	172	183

Segment income from operations	836	1,844
Items not allocated to segments:
Corporate and other unallocated items(1)	(172)	51
Impairments of equity method investments(2)	(10)	(40)
Net interest and other financial income(3)	31	30

Income before income taxes	$685	$1,885

(1)	Corporate and other unallocated items consists primarily of income from our 50 percent equity method investment in PTC during 2008, the gain on the sale of our interest in PTC in 2008, RM&T Business corporate administrative expenses, including allocations from Marathon Oil, and costs related to certain non-operating assets.
(2)	The impairment in 2009 reflects the write-down of our equity method investment in a pipeline company. The impairment in 2008 relates to our investments in two ethanol producing facilities.
(3)	Includes related party net interest and other financial income.

Refining & Marketing segment income from operations decreased $925 million, or 67 percent, from 2008 to 2009, primarily as a result of the decrease in our refining and marketing gross margin per gallon from 11.14 cents in 2008 to 5.77 cents in 2009. The gross margin decline was a result of a 52 percent narrowing of the sweet/sour differential, thereby increasing the relative cost of crude processed by our refineries. The narrowing of the sweet/sour differential resulted from a variety of worldwide economic and petroleum industry-related factors, including lower hydrocarbon demand.

Included in the refining and marketing gross margins were derivative losses of $83 million in 2009 and $87 million in 2008. For a more complete explanation of our strategies to manage market risk related to commodity prices, see “Quantitative and Qualitative Disclosures about Market Risk.”

We averaged 957 mbpd of crude oil throughput in 2009 and 944 mbpd in 2008. Total refinery throughputs averaged 1,153 mbpd in 2009 compared to 1,151 mbpd in 2008.

The following table includes certain key operating statistics for the Refining & Marketing segment for 2009 and 2008.

	2009	2008
Refining and marketing gross margin (Dollars per gallon)(1)	$0.0577	$0.1114
Refined products sales volumes (Thousands of barrels per day)(2)	1,365	1,339

(1)	Sales revenue less cost of refinery inputs, purchased products and manufacturing expenses, including depreciation.
(2)	Includes intersegment sales.

Speedway segment income from operations decreased $72 million from 2008 to 2009, primarily due to a lower gasoline and distillates gross margin, which decreased from 13.50 cents per gallon in 2008 to 10.30 cents per gallon in 2009 and accounted for about $100 million of the decline. This unfavorable change was partially offset by a higher merchandise margin, which increased from $716 million in 2008 to $775 million in 2009.

Pipeline Transportation segment income from operations decreased $11 million from 2008 to 2009, primarily resulting from a $14 million increase in operating expenses, partially offset by an $8 million increase in operating revenues. The increase in expenses was mainly due to increased maintenance activities.

Corporate and other unallocated items reflected an unfavorable change of $223 million from 2008 to 2009, primarily due to 2008 including equity earnings from PTC and the gain on the sale of our interest in PTC. Excluding the PTC impacts of approximately $265 million recorded in 2008, activity in 2009 was favorably impacted by a reduction in benefits-related costs.

Liquidity and Capital Resources

Cash Flows

Net cash provided from operating activities totaled $2.22 billion in 2010, compared to $2.46 billion in 2009 and $684 million in 2008. The $238 million decrease in 2010 was mainly due to a smaller cash source from working capital changes, primarily reflecting the impact of higher crude oil and refined product prices at year-end 2010 as compared to year-end 2009. The $1.77 billion increase in 2009 primarily reflected a source of cash from working capital changes, mainly due to an increase in refined product and crude oil prices at year-end 2009 as compared to year-end 2008 prices, partially offset by lower net income in 2009.

Net cash used in investing activities totaled $2.15 billion in 2010, compared to $2.64 billion in 2009 and $2.61 billion in 2008. The favorable $499 million change in 2010 from 2009 was primarily due to decreased capital spending and increased cash received from asset disposals, partially offset by net purchases of related party debt securities in 2010. With the completion of our Garyville major expansion project at the end of 2009, we have reduced capital spending in our Refining & Marketing segment while continuing to invest in the Detroit refinery heavy oil upgrading and expansion project.

The combined statements of cash flows exclude changes to the combined balance sheets that did not affect cash. A reconciliation of additions to property, plant and equipment to reported total capital expenditures follows for all years presented:

(In millions)	2010	2009	2008
Additions to property, plant and equipment	$1,217	$2,891	$2,787
Increase (decrease) in capital accruals	(51)	(312)	167

Capital expenditures	$1,166	$2,579	$2,954

The Detroit refinery heavy oil upgrading and expansion project was a significant part of our 2010 spending and impacted all three years, comprising approximately 41 percent, 12 percent and 13 percent (excluding capitalized interest associated with this project) of our capital spending in 2010, 2009 and 2008, respectively. The Garyville major expansion project was a major component of our 2009 and 2008 spending, accounting for approximately 57 percent and 52 percent (excluding capitalized interest associated with this project) of our capital spending in 2009 and 2008, respectively.

Disposal of assets totaled $763 million, $53 million and $669 million in 2010, 2009 and 2008. In 2010, disposal of assets primarily included proceeds from the sale of our Northern-Tier Assets. In 2008, disposal of assets included proceeds from the sale of our ownership interest in PTC. Disposals for all years included proceeds from the sale of various Speedway segment stores.

Net investments in related party debt securities totaled a use of cash of $1.69 billion in 2010, a source of cash of $160 million in 2009 and a use of cash of $481 million in 2008. All such activity reflected the net cash flow from redemptions and purchases of PFD preferred stock. See note 4 to the audited combined financial statements included in this information statement for further discussion of our investments in PFD preferred stock.

Net cash used in financing activities totaled $82 million in 2010, compared with cash provided by financing activities of $209 million in 2009 and $1.91 billion in 2008.

Net borrowings under long-term debt payable to Marathon Oil and its subsidiaries were sources of cash of $1.26 billion in 2010, $15 million in 2009 and $2.06 billion in 2008. In 2010, net borrowings included $1.26 billion under the revolving credit agreement with PFD. In 2008, net borrowings included $1.31 billion under our revolving credit facility with PFD and $751 million from Marathon Oil under a loan agreement, which was used to finance a portion of our Garyville major expansion project. See note 4 to the audited combined financial statements included in this information statement for further discussion of these financing agreements.

Contributions from (distributions to) parent company totaled a net distribution of $1.33 billion in 2010, net contribution of $207 million in 2009 and a net distribution of $151 million in 2008. The net distribution in 2010 was primarily $1.48 billion in cash distributions paid to Marathon Oil, partially offset by current income taxes it incurred on our behalf. The net contribution in 2009 was primarily capitalized interest and corporate overhead cost allocations incurred by Marathon Oil on our behalf. The net distribution in 2008 was primarily a $1.0 billion cash distribution paid to Marathon Oil, partially offset by $770 million current income taxes it incurred on our behalf.

Derivative Instruments

See “Quantitative and Qualitative Disclosures about Market Risk” for a discussion of derivative instruments and associated market risk.

Capital Resources

Historically, our main sources of liquidity and capital resources were internally generated cash flows from operations and liquidity provided by Marathon Oil, primarily through a revolving credit facility funded by a subsidiary of Marathon Oil, with $1.83 billion available at December 31, 2010, and a long-term loan provided by Marathon Oil. See note 4 to the audited combined financial statements included in this information statement for further discussion of these financing agreements.

On February 1, 2011, we completed a private placement of $3.0 billion in aggregate principal amount of senior notes (collectively, the “Notes”), consisting of $750 million aggregate principal amount of our 3½% Senior Notes due 2016 (the “2016 Notes”), $1.0 billion aggregate principal amount of our 5 1/8% Senior Notes due 2021 (the “2021 Notes”) and $1.25 billion aggregate principal amount of our 6½% Senior Notes due 2041 (the “2041 Notes”).

The 2016 Notes will mature on March 1, 2016, the 2021 Notes will mature on March 1, 2021, and the 2041 Notes will mature on March 1, 2041. Interest on each series of Notes is payable semi-annually on March 1 and September 1 of each year.

The indenture governing the Notes includes covenants that, among other things, limit our ability, and the ability of our subsidiaries, to create or permit to exist mortgages and other liens with respect to principal properties, enter into sale and leaseback transactions with respect to principal properties and merge or consolidate with any other entity or sell or convey all or substantially all of our assets. These covenants are subject to a number of important qualifications and limitations as set forth in the indenture. In addition, if we experience a “change of control repurchase event” (as defined in the indenture) with respect to a series of Notes, we will be required, unless we have exercised our right to redeem the Notes of such series, to offer to purchase the Notes of such series at a purchase price equal to 101 percent of their principal amount, plus accrued and unpaid interest. In connection with the private placement of Notes, we granted the initial purchasers certain registration rights under a registration rights agreement.

The indenture governing the Notes also contains customary events of default. Under the indenture, events of default with respect to each series of Notes include the following:

•	our failure to pay interest when due, continuing for 30 days;

•	our failure to pay the principal of or premium when due;

•	our failure to perform under any other applicable covenant or warranty for a period of 90 days after written notice to us of that failure as provided in the indenture; and

•	specified events of bankruptcy, insolvency or reorganization.

For further details of the Notes, see note 22 to the audited combined financial statements included in this information statement.

The issuance of the Notes was intended to help us establish a minimum $750 million initial cash and cash equivalents balance as of the distribution date for the spin-off. All of our cash and cash equivalents above that level will be used, on or before the distribution date, to repay existing debt payable to Marathon Oil and to make a cash distribution to Marathon Oil.

To provide us with additional liquidity following the spin-off, we have entered into a four-year revolving credit agreement dated as of March 11, 2011 (the “Credit Agreement”) with a syndicate of lenders, including JPMorgan Chase Bank, National Association, as administrative agent.

Under the Credit Agreement, upon the consummation of the spin-off and the satisfaction of certain other conditions, we will have an initial borrowing capacity of up to $2.0 billion. We have the right to seek an increase of the total amount available under the Credit Agreement to $2.5 billion, subject to certain conditions. We may obtain up to $1.5 billion of letters of credit and up to $100 million of swingline loans under the Credit Agreement. We may, subject to certain conditions, request that the term of the Credit Agreement be extended for up to two additional one-year periods. Each such extension would be subject to the approval of lenders holding greater than 50 percent of the commitments then outstanding, and the commitment of any lender that does not consent to an extension of the maturity date will be terminated on the then-effective maturity date.

The Credit Agreement contains covenants that we consider usual and customary for an agreement of this type, including a maximum ratio of consolidated indebtedness to Consolidated EBITDA (as defined in the Credit Agreement) of 3.0 to 1.0 and a minimum ratio of Consolidated EBITDA to consolidated interest expense of 3.5 to 1.0. In addition, the Credit Agreement includes limitations on indebtedness of our subsidiaries, other than subsidiaries that guarantee our obligations under the Credit Agreement. Borrowings under the Credit Agreement are subject to acceleration upon the occurrence of events of default that we consider usual and customary for an agreement of this type.

Borrowings of revolving loans under the Credit Agreement bear interest, at our option, at either (i) the sum of the Adjusted LIBO Rate (as defined in the Credit Agreement), plus a margin ranging between 1.75 percent to 3.00 percent, depending on our credit ratings, or (ii) the sum of the Alternate Base Rate (as defined in the Credit Agreement), plus a margin ranging between 0.75 percent to 2.00 percent, depending on our credit ratings. The Credit Agreement also provides for customary fees, including administrative agent fees, commitment fees, fees in respect of letters of credit and other fees.

The foregoing description of the Credit Agreement is not complete and is qualified by reference to the terms of the Credit Agreement, which is included as an exhibit to the registration statement on Form 10 of which this information statement is a part.

Because of the alternatives that we expect to be available to us following the spin-off, including internally generated cash flow and access to capital markets, we believe that our short-term and long-term liquidity will be adequate to fund not only our operations, but also our anticipated near-term and long-term funding requirements, including capital spending programs, dividend payments, defined benefit plan contributions, repayment of debt maturities and other amounts that may ultimately be paid in connection with contingencies.

As discussed in more detail below under “—Capital and Investment,” we have an approved capital and investment budget of $1.38 billion for 2011, which represents about an 18 percent increase from our 2010 spending.

Our opinions concerning liquidity and our ability to avail ourselves in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. If this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that affect the availability of financing include our performance (as measured by various factors, including cash provided from operating activities), the state of worldwide debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, and, in particular, with respect to borrowings, the levels of our outstanding debt and credit ratings by rating agencies. The discussion of liquidity above also contains forward-looking statements regarding expected capital and investment spending. The forward-looking statements about our capital and investment budget are based on current expectations, estimates and projections and are not guarantees of future performance. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Some factors that could cause actual results to differ materially include prices of and demand for crude oil and refinery feedstocks, natural gas and refined products, actions of competitors, disruptions or interruptions of our refining operations due to the shortage of skilled labor and unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other operating and economic considerations.

Contractual Cash Obligations

The table below provides aggregated information on our combined obligations to make future payments under existing contracts as of December 31, 2010.

(In millions)	Total	2011	2012–2013	2014–2015	Later Years
Debt payable to Marathon Oil and subsidiaries (excludes interest) (1)	$3,618	$3,618	$—	$—	$—
Capital lease obligations	586	24	79	87	396
Operating lease obligations	734	110	236	204	184
Purchase obligations:
Crude oil, feedstock, refined product and ethanol contracts (2)	8,460	7,338	820	255	47
Transportation and related contracts	542	132	139	71	200
Contracts to acquire property, plant and equipment	768	679	89	—	—
Service and materials contracts (3)	1,129	168	255	193	513

Total purchase obligations	10,899	8,317	1,303	519	760
Other long-term liabilities reported in the consolidated balance sheet (4)	1,671	133	561	466	511

Total contractual cash obligations	$17,508	$12,202	$2,179	$1,276	$1,851

(1)	All debt payable to Marathon Oil and subsidiaries is expected to be repaid prior to completion of the spin-off. We anticipate cash payments for interest on this debt of $7 million for 2011. Our revolving credit facility has variable interest rates. See note 4 to the audited combined financial statements included in this information statement for balance sheet classification of this debt.
(2)	The majority of these contractual obligations as of December 31, 2010 relate to contracts to be satisfied within the first 180 days of 2011. These contracts include variable price arrangements.
(3)	Primarily includes contracts for our refineries to purchase services such as utilities, supplies and various other maintenance and operating services. Certain utility, hydrogen and oxygen supply agreements include variable pricing arrangements. The terms of some of these agreements are directly related to the terms of associated capital leases.
(4)	Primarily includes obligations for pension and other postretirement benefits including medical and life insurance, which we have estimated through 2020. Also includes amounts for uncertain tax positions.

As noted above under “—Capital Resources,” on February 1, 2011, we issued three series of senior notes aggregating $3.0 billion with $750 million due in 2016, $1.0 billion due in 2021 and $1.25 billion due in 2041. We anticipate cash payments for interest on this debt of $93 million for 2011, $318 million for 2012-2013, $317 million for 2014-2015 and $2.37 billion for the remaining years for a total of $3.09 billion.

Transactions with Related Parties

Purchases of crude oil and natural gas from Marathon Oil accounted for 4.2 percent or less of our total cost of revenues and purchases from related parties for 2010, 2009 and 2008. Sales of refined petroleum products to our 50 percent equity method investee, PTC, which was sold in October 2008, accounted for 2.8 percent of our total sales revenue for 2008. We believe that transactions with related parties, other than certain transactions with Marathon Oil related to the provision of administrative services, have been conducted under terms comparable to those with unrelated parties. Related party purchases of crude oil and natural gas from Marathon Oil are at market-based contract prices. The crude oil prices are based on indices that represent market value for time and place of delivery and that are also used in third-party contracts. The natural gas prices equal the price at which Marathon Oil purchases the natural gas from third parties plus the cost of transportation. See note 4 to the audited combined financial statements included in this information statement for further discussion of activity with related parties.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements comprise those arrangements that may potentially impact our liquidity, capital resources and results of operations, even though such arrangements are not recorded as liabilities under accounting principles generally accepted in the United States. Although off-balance sheet arrangements serve a variety of our business purposes, we are not dependent on these arrangements to maintain our liquidity and capital resources, and we are not aware of any circumstances that are reasonably likely to cause the off-balance sheet arrangements to have a material adverse effect on liquidity and capital resources.

We have provided various guarantees related to equity method investees. These arrangements are described in note 21 to the audited combined financial statements included in this information statement.

Capital and Investment

We have a capital and investment budget of $1.38 billion for 2011. This represents about an 18 percent increase from our 2010 spending. The primary focus of the 2011 budget is continuation of the Detroit refinery heavy oil upgrading and expansion project. The budget also includes increased spending on transportation, logistics and marketing projects as well as amounts designated for corporate activities. We continuously evaluate our capital budget and make changes as conditions warrant.

Refining & Marketing

The 2011 budget includes $975 million for Refining & Marketing segment projects, with approximately $600 million representing continued spending on the Detroit refinery heavy oil upgrading and expansion project. When completed, this project will increase the refinery’s heavy oil upgrading capacity, including Canadian bitumen blends, by about 80 mbpd, and will increase its total crude oil refining capacity by approximately 15 mbpd. Through the Garyville major expansion project completed at the end of 2009 and the Detroit refinery investment, we expect to more than double our coking capacity by 2012, which should lead to lower feedstock costs and increased margins.

The remainder of the budget is allocated to maintaining facilities and meeting regulatory requirements, notably the Mobile Source Air Toxics (“MSAT II”) regulations that became effective at the beginning of 2011. MSAT II spending accounts for approximately $100 million of our total 2011 budget.

Speedway

The 2011 capital budget includes $145 million for our Speedway segment, relating to remodeling and rebuilding projects for existing retail stores to upgrade and enhance our existing facilities and new construction and site acquisitions to expand our markets. Also included in the capital budget are expenditures for dispenser, equipment and technology upgrades.

Pipeline Transportation

The 2011 capital budget includes $102 million for our Pipeline Transportation segment, relating primarily to projects for new infrastructure and upgrades to enhance our existing facilities.

Corporate and Other

The remaining $158 million of our 2011 budget relates to capitalized interest, primarily associated with the Detroit refinery heavy oil upgrading and expansion project, and corporate activities.

Environmental Matters, Litigation and Contingencies

We have incurred and may continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. If these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected. We believe that substantially all of our competitors must comply with similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, marketing areas, production processes and whether it is also engaged in the petrochemical business or the marine transportation of crude oil and refined products.

Legislation and regulations pertaining to climate change and greenhouse gas emissions have the potential to materially adversely impact our business, financial condition, results of operations and cash flow, including costs of compliance and permitting delays. The extent and magnitude of these adverse impacts cannot be reliably or accurately estimated at this time because specific regulatory and legislative requirements have not been finalized and uncertainty exists with respect to the measures being considered, the costs and the time frames for compliance, and our ability to pass compliance costs on to our customers. For additional information see “Risk Factors.”

Our environmental expenditures(1) for each of the last three years were:

(In millions)	2010	2009	2008
Capital	$223	$308	$304
Compliance
Operating and maintenance	403	350	361
Remediation(2)	20	27	24

Total	$646	$685	$689

(1)	Amounts are determined based on American Petroleum Institute survey guidelines regarding the definition of environmental expenditures.
(2)	These amounts include spending charged against remediation reserves, where permissable, but exclude non-cash provisions recorded for environmental remediation.

Our environmental capital expenditures accounted for 19 percent of capital expenditures in 2010, 12 percent in 2009 and 10 percent in 2008.

We accrue for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required.

New or expanded environmental requirements, which could increase our environmental costs, may arise in the future. We believe we comply with all legal requirements regarding the environment, but since not all of them are fixed or presently determinable (even under existing legislation) and may be affected by future legislation or regulations, it is not possible to predict all of the ultimate costs of compliance, including remediation costs that may be incurred and penalties that may be imposed.

Our environmental capital expenditures are anticipated to approximate $190 million or 14 percent of total capital expenditures in 2011. Predictions beyond 2011 can only be broad-based estimates, which have varied, and will continue to vary, due to the ongoing evolution of specific regulatory requirements, the possible imposition of more stringent requirements and the availability of new technologies, among other matters. Based on currently identified projects, we anticipate that environmental capital expenditures will be approximately $70 million in 2012; however, actual expenditures may vary as the number and scope of environmental projects are revised as a result of improved technology or changes in regulatory requirements and could increase if additional projects are identified or additional requirements are imposed.

Further, we estimate that we may spend approximately $650 million over a four-year period beginning in 2008 to comply with MSAT II regulations relating to benzene content in refined products. We have finalized our strategic approach to comply with MSAT II regulations and updated project cost estimates to comply with these requirements. Our actual MSAT II expenditures since inception have totaled $522 million through December 31, 2010, and we expect to spend approximately $100 million on MSAT II in 2011. The cost estimates are forward-looking statements and are subject to change as work is completed in 2011.

In October 2010, the EPA issued a partial waiver decision under the Clean Air Act to allow for an increase in the amount of ethanol permitted to be blended into gasoline from 10 percent (“E10”) to 15 percent (“E15”) for 2007 and newer light-duty motor vehicles. Then on January 21, 2011, the EPA issued a second waiver for the use of E15 in vehicles model year 2001-2006. There are numerous state and federal regulatory issues that would need to be addressed before E15 can be marketed for use in any traditional gasoline engines.

For more information on environmental regulations that impact us, or could impact us, see “Business—Environmental Matters” and for information on legal proceedings related to environmental matters, see note 21 to the audited combined financial statements included in this information statement.

For more information on the environmental matters discussed above, lawsuits and other contingencies, see “Business—Legal Proceedings” and note 21 to the audited combined financial statements included in this information statement.

Critical Accounting Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the combined financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Accounting estimates are considered to be critical if (1) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material. Actual results could differ from the estimates and assumptions used.

Fair Value Estimates

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to measure fair value by converting future amounts, such as cash flows or earnings, into a single present value amount using current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace the service capacity of an asset. This is often referred to as current replacement cost. The cost approach assumes that the fair value would not exceed what it would cost a market participant to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.

The fair value accounting standards do not prescribe which valuation technique should be used when measuring fair value and does not prioritize among the techniques. These standards establish a fair value hierarchy that prioritizes the inputs used in applying the various valuation techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. Level 1 inputs are given the highest priority in the fair value hierarchy while Level 3 inputs are given the lowest priority. The three levels of the fair value hierarchy are as follows:

•

Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the measurement date.

•	Level 3 – Unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value.

Valuation techniques that maximize the use of observable inputs are favored. Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. We use a market or income approach for recurring fair value measurements and endeavor to use the best information available. See note 15 to the audited combined financial statements included in this information statement for disclosures regarding our fair value measurements.

Significant uses of fair value measurements include:

•	assessment of impairment of long-lived assets;

•	assessment of impairment of goodwill;

•	assessment of impairment of equity method investments;

•	recorded value of derivative instruments; and

•	recorded value of investments in debt and equity securities.

Impairment Assessments of Long-Lived Assets, Goodwill and Equity Method Investments

Fair value calculated for the purpose of testing our long-lived assets, goodwill and equity method investments for impairment is estimated using the expected present value of future cash flows method and comparative market prices when appropriate. Significant judgment is involved in performing these fair value estimates since the results are based on forecasted assumptions. Significant assumptions include:

•

Future margins on products produced and sold. Our estimates of future product margins are based on our analysis of various supply and demand factors, which include, among other things, industry-wide capacity, our planned utilization rate, end-user demand, capital expenditures, and economic conditions. Such estimates are consistent with those used in our planning and capital investment reviews.

•	Future volumes. Our estimates of future pipeline throughput volumes are based on internal forecasts prepared by our Pipeline Transportation segment operations personnel.

•

Discount rate commensurate with the risks involved. We apply a discount rate to our cash flows based on a variety of factors, including market and economic conditions, operational risk, regulatory risk and political risk. This discount rate is also compared to recent observable market transactions, if possible. A higher discount rate decreases the net present value of cash flows.

•	Future capital requirements. These are based on authorized spending and internal forecasts.

We base our fair value estimates on projected financial information which we believe to be reasonable. However, actual results may differ from these projections.

The need to test for impairment can be based on several indicators, including a significant reduction in prices of or demand for products produced, a poor outlook for short-term profitability, a significant reduction in pipeline throughput volumes, significant reduction in refining margins, other changes to contracts or changes in the regulatory environment in which the asset or equity method investment is located.

Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. For purposes of impairment evaluation, long-lived assets must be grouped at the lowest level for which independent cash flows can be identified, which generally is the refinery and associated distribution system level for Refining & Marketing segment assets, site level for Speedway segment convenience stores or the pipeline system level for Pipeline Transportation segment assets. If the sum of the undiscounted estimated pretax cash flows is less than the carrying value of an asset group, the carrying value is written down to the estimated fair value.

Unlike long-lived assets, goodwill must be tested for impairment at least annually, or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill is tested for impairment at the reporting unit level.

Equity method investments are assessed for impairment whenever a loss in value is other than a temporary decline. Factors providing evidence of such a loss include the fair value of an investment that is less than its carrying value, absence of an ability to recover the carrying value or the investee’s inability to generate income sufficient to justify our carrying value.

An estimate of the sensitivity to net income resulting from impairment calculations is not practicable, given the numerous assumptions (e.g., pricing, volumes and discount rates) that can materially affect our estimates. That is, unfavorable adjustments to some of the above listed assumptions may be offset by favorable adjustments in other assumptions.

Derivatives

We record all derivative instruments at fair value. A large volume of our commodity derivatives are exchange-traded and require few assumptions in arriving at fair value. Fair value estimation for all our derivative instruments is discussed in note 15 to the audited combined financial statements included in this information statement.

Additional information about derivatives and their valuation may be found in “Quantitative and Qualitative Disclosures about Market Risk.”

Investments in Debt and Equity Securities

We record all of our investments in debt and equity securities at fair value. Our investments in related party debt securities are redeemable on any business day at a stated price which has been determined to approximate fair value. Our investments in other equity securities are exchange-traded, and fair value is determined from quoted market prices.

Tax Assets and Liabilities

Our operations are subject to various tax liabilities, including federal, state and foreign income taxes and transactional taxes such as excise, sales/use, property and payroll taxes. We record tax liabilities based on our assessment of existing tax laws and regulations. The recording of tax liabilities may require significant judgment and estimates. A contingent liability related to a transactional tax claim is recorded if the loss is both probable and estimable. Actual incurred tax liabilities can vary from our estimates for a variety of reasons, including different interpretations of tax laws and regulations and different assessments of the amount of tax due.

We recognize the financial statement effects of an income tax position when it is more likely than not that the position will be sustained upon examination by a taxing authority. In determining our income tax provision, we must assess the likelihood that our deferred tax assets will be recovered through future taxable income. Judgment is required in estimating the amount of valuation allowance, if any, that should be recorded against those deferred income tax assets. If our actual results of operations differ from such estimates or our estimates of future taxable income change, the valuation allowance may need to be revised.

New tax laws and regulations and changes to existing tax laws and regulations are continuously being proposed or promulgated and the implementation of future legislative and regulatory tax initiatives could result in increased tax liabilities that we cannot predict at this time.

An estimate of the sensitivity to net income that would result from changes in the assumptions and estimates used in determining our tax liabilities is not practical due to the number of assumptions and tax laws involved, the various potential interpretations of the tax laws and the wide range of possible outcomes.

Pension and Other Postretirement Benefit Obligations

Accounting for pension and other postretirement benefit obligations involves numerous assumptions, the most significant of which relate to the following:

•	the discount rate for measuring the present value of future plan obligations;

•	the expected long-term return on plan assets;

•	the rate of future increases in compensation levels; and

•	health care cost projections.

We develop our demographics and utilize the work of third-party actuaries to assist in the measurement of these obligations. We have selected different discount rates for our funded pension plans and our unfunded retiree health care plan due to the different projected liability durations of 8 years and 12 years. The selected rates are compared to various similar bond indexes for reasonableness. In determining the assumed discount rates, our methods include a review of market yields on high-quality corporate debt and use of our third-party actuary’s discount rate modeling tool. This tool applies a yield curve to the projected benefit plan cash flows using a hypothetical Aa yield curve. The yield curve represents a series of annualized individual discount rates from 1.5 to 30 years. The bonds used are rated Aa or higher by a recognized rating agency and only non-callable bonds are included. Each issue is required to have at least $150 million par value outstanding. The top quartile bonds are selected within each maturity group to construct the yield curve.

Of the assumptions used to measure the year-end obligations and estimated annual net periodic benefit cost, the discount rate has the most significant effect on the periodic benefit cost reported for the plans. Decreasing the discount rates of 5.05 percent for our pension plans and 5.55 percent for our other postretirement benefit plans by 0.25 would increase pension obligations and other postretirement benefit plan obligations by $108 million and $18 million, respectively, and would increase defined benefit pension expense and other postretirement benefit plan expense by $10 million and $1 million, respectively.

The asset rate of return assumption considers the asset mix of the plans (currently targeted at approximately 75 percent equity securities and 25 percent debt securities for the funded pension plans), past performance and other factors. Certain components of the asset mix are modeled with various assumptions regarding inflation, debt returns and stock yields. Our long term asset rate of return assumption is compared to those of other companies and to historical returns for reasonableness. Decreasing the 8.50 percent asset rate of return assumption by 0.25 would not have a significant impact on our defined benefit pension expense.

Compensation change assumptions are based on historical experience, anticipated future management actions and demographics of the benefit plans.

Health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends.

Note 18 to the audited combined financial statements included in this information statement includes detailed information about the assumptions used to calculate the components of our annual defined benefit pension and other postretirement plan expense, as well as the obligations and accumulated other comprehensive loss reported on the year-end balance sheets.

Contingent Liabilities

We accrue contingent liabilities for environmental remediation, tax deficiencies related to operating taxes, product liability claims and litigation claims when such contingencies are probable and estimable. Actual costs can differ from estimates for many reasons. For instance, settlement costs for claims and litigation can vary from estimates based on differing interpretations of laws, opinions on responsibility and assessments of the amount of damages. Similarly, liabilities for environmental remediation may vary from estimates because of changes in laws, regulations and their interpretation; additional information on the extent and nature of site contamination; and improvements in technology. Our in-house legal counsel regularly assess these contingent liabilities. In certain circumstances, outside legal counsel are also utilized.

We generally record losses related to these types of contingencies as cost of revenues or selling, general and administrative expenses in the combined statements of income, except for tax deficiencies unrelated to income taxes, which are recorded as other taxes. For additional information on contingent liabilities, see “—Environmental Matters, Litigation and Contingencies.”

An estimate of the sensitivity to net income if other assumptions had been used in recording these liabilities is not practical because of the number of contingencies that must be assessed, the number of underlying assumptions and the wide range of reasonably possible outcomes, in terms of both the probability of loss and the estimates of such loss.

Accounting Standards Not Yet Adopted

As of December 31, 2010, there were no significant accounting standards applicable to the RM&T Business that had not yet been adopted.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

We are exposed to market risks related to the volatility of crude oil and refined product prices. We employ various strategies, including the use of commodity derivative instruments, to manage the risks related to these price fluctuations. We are also exposed to market risks related to changes in interest rates and foreign currency exchange rates. We are at risk for changes in fair value of all of our derivative instruments; however, such risk should be mitigated by price changes related to the underlying commodity transaction.

We believe that our use of derivative instruments, along with our risk assessment procedures and internal controls, does not expose us to material adverse consequences. While the use of derivative instruments could materially affect our results of operations in particular quarterly or annual periods, we believe that the use of these instruments will not have a material adverse effect on our financial position or liquidity.

See notes 15 and 16 to the audited combined financial statements included in this information statement for more information about the fair value measurement of our derivatives, as well as the amounts recorded in our combined balance sheets and statements of income. We do not designate any of our derivative instruments as hedges for accounting purposes.

Commodity Price Risk

Our strategy is to obtain competitive prices for our products and allow operating results to reflect market price movements dictated by supply and demand. We use a variety of commodity derivative instruments, including futures, forwards, swaps and combinations of options, as part of an overall program to manage commodity price risk. We also may utilize the market knowledge gained from these activities to do a limited amount of trading not directly related to our physical transactions.

We use commodity derivative instruments to manage price risk on crude oil and refined product inventories. We also use derivative instruments to manage price risk related to the acquisition of foreign-sourced crude oil and ethanol blended with refined petroleum products. In addition, we may use commodity derivative instruments to manage risk on fixed price contracts for the sale of refined products. The majority of these derivatives are exchange-traded contracts for crude oil, refined products and ethanol.

Open Derivative Positions and Sensitivity Analysis

The table below sets forth information relating to our significant open derivative contracts as of December 31, 2010. These contracts enable us to effectively correlate our commodity price exposure to the relevant market indicators, thereby mitigating price risk.

	Position		Barrels per Day	Weighted Average Price (Per Barrel)	Benchmark
Crude Oil
Exchange-traded	Long	(1)	36,608	$89.67	CME and IPE Crude(3)(4)
Exchange-traded	Short	(1)	(61,485)	$88.03	CME and IPE Crude(3)(4)

	Term		Barrels per Day	Weighted Average Price (per Gallon)	Benchmark
Refined Products
Exchange-traded	Long	(2)	13,308	$2.40	CME Heating Oil and RBOB(3)(5)
Exchange-traded	Short	(2)	(11,044)	$2.46	CME Heating Oil and RBOB(3)(5)

(1)	87 percent of these contracts expire in the first quarter of 2011.
(2)	98 percent of these contracts expire in the first quarter of 2011.
(3)	Chicago Mercantile Exchange (“CME”).
(4)	International Petroleum Exchange (“IPE”)
(5)	Reformulated Gasoline for Oxygenate Blending (“RBOB”).

Sensitivity analysis of the incremental effects on income from operations (“IFO”) of hypothetical 10 percent and 25 percent increases and decreases in commodity prices for open commodity derivative instruments as of December 31, 2010 is provided in the following table.

	Incremental Change in IFO from a Hypothetical Price Increase of		Incremental Change in IFO from a Hypothetical Price Decrease of
(In millions)	10%	25%	10%	25%
As of December 31, 2010
Crude oil	$(71)	$(177)	$82	$205
Refined products	9	22	(9)	(22)

We remain at risk for possible changes in the market value of commodity derivative instruments; however, such risk should be mitigated by price changes in the underlying physical commodity. Effects of these offsets are not reflected in the above sensitivity analysis.

We evaluate our portfolio of commodity derivative instruments on an ongoing basis and add or revise strategies in anticipation of changes in market conditions and in risk profiles. Changes to the portfolio after December 31, 2010 would cause future IFO effects to differ from those presented above.

Interest Rate Risk

We are impacted by interest rate fluctuations related to our debt obligations to Marathon Oil and its subsidiaries. At December 31, 2010, our debt payable to Marathon Oil and its subsidiaries was expected to be repaid prior to the spin-off, and was comprised of a fixed-rate loan with Marathon Oil with an outstanding balance of $1,047 million and a variable-rate revolving credit agreement with a Marathon Oil subsidiary with an outstanding balance of $2,571 million.

We did not utilize derivatives to manage our market risk exposure to interest rate fluctuations. The interest rate risk was not considered significant to our financial position or results of operations. Our exposure to market risk for changes in interest rates may change based on the terms of any future debt incurrence and the expected repayment of debt payable to Marathon Oil and subsidiaries in connection with the separation.

Foreign Currency Exchange Rate Risk

We are impacted by foreign exchange rate fluctuations related to some of our purchases of crude oil denominated in Canadian Dollars. We did not utilize derivatives to manage our market risk exposure to these foreign exchange rate fluctuations.

Counterparty Risk

We are also exposed to financial risk in the event of nonperformance by counterparties. We regularly review the creditworthiness of counterparties and enter into master netting agreements when appropriate.

Forward-Looking Statements

These quantitative and qualitative disclosures about market risk include forward-looking statements with respect to management’s opinion about risks associated with the use of derivative instruments. These statements are based on certain assumptions with respect to market prices and industry supply of and demand for crude oil, other refinery feedstocks, refined products and ethanol. If these assumptions prove to be inaccurate, future outcomes with respect to our use of derivative instruments may differ materially from those discussed in the forward-looking statements.

BUSINESS

Overview

We are currently a wholly owned subsidiary of Marathon Oil. Our company was incorporated in Delaware on November 9, 2009, in connection with an internal restructuring. Following the spin-off, we will be an independent, publicly traded company. Marathon Oil will not retain any ownership interest in our company. Our assets and business consist of those that Marathon Oil attributes to its existing petroleum refining, marketing and transportation operations and that are reported as its refining, marketing and transportation segment in its financial statements.

We are one of the largest petroleum product refiners, transporters and marketers in the United States. We currently own and operate six refineries, all located in the United States, with an aggregate crude oil refining capacity in excess of 1.1 million barrels per day. Our refineries supply refined products to resellers and consumers within our market areas, including the Midwest, Gulf Coast and Southeast regions of the United States. We distribute refined products to our customers through one of the largest private domestic fleets of inland petroleum product barges, one of the largest terminal operations in the United States, and a combination of MPC-owned and third-party-owned trucking and rail assets. We currently own, operate, lease or have ownership interests in approximately 9,600 miles of crude and refined product pipelines to deliver crude oil to our refineries and other locations and refined products to wholesale and retail market areas, making us one of the largest petroleum pipeline companies in the United States on the basis of total volumes delivered. We sell refined products to wholesale marketing customers, large consumers such as utilities and on the spot market. We sell light products at 63 owned and operated and approximately 45 other exchange/throughput terminals throughout our 18-state wholesale market area. We supply refined products to approximately 5,100 Marathon®-branded retail outlets located within our market areas, which are operated by independent dealers and jobbers. In addition, we currently sell refined products directly to consumers through approximately 1,350 Speedway®-branded stores, which one of our subsidiaries owns and operates.

For the year ended December 31, 2010, we generated revenues of approximately $62.5 billion and income from operations of approximately $1.01 billion. For the year ended December 31, 2009, we generated revenues of approximately $45.5 billion and income from operations of approximately $654 million. For financial information about our business segments, please see the tables in Note 7 of the notes to the audited combined financial statements included in this information statement, which presents revenue, income from operations, depreciation and amortization expense and capital expenditures for the years ended December 31, 2010, 2009 and 2008.

Our operations consist of three business segments:

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Refining and Marketing—refines crude oil and other feedstocks at our six refineries in the Gulf Coast and Midwest regions of the United States and distributes refined products through various means, including barges, terminals and trucks that we own or operate. We sell refined products to wholesale marketing customers domestically and internationally, to buyers on the spot market, to our Speedway business segment and to dealers and jobbers who operate Marathon®-branded retail outlets;

•	Speedway—sells transportation fuels and convenience products in the retail market, primarily in the Midwest, through Speedway®-branded convenience stores; and

•

Pipeline Transportation—transports crude oil and other feedstocks to our refineries and other locations, delivers refined products to wholesale and retail market areas and owns, among other transportation-related assets, a majority interest in LOOP LLC, which is the owner and operator of the only U.S. deepwater oil port.

On December 1, 2010, we completed the sale of the Northern-Tier Assets. These assets included the 74,000 barrel-per-day St. Paul Park refinery and associated terminals, 166 SuperAmerica®-branded convenience stores

(including six stores in Wisconsin) along with the SuperMom’s® bakery (a baked goods supply operation) and certain associated trademarks, SuperAmerica Franchising LLC, interests in pipeline assets in Minnesota and associated inventories. This transaction was approximately $935 million, which included approximately $330 million for inventories. We received $740 million in cash, net of closing costs but prior to post-closing adjustments. The terms of the sale included (1) a preferred stock interest in the entity that holds the Northern-Tier Assets with a stated value of $80 million, (2) a maximum $125 million earnout provision payable to us over eight years, (3) a maximum $60 million of margin support payable to the buyer over two years, up to a maximum of $30 million per year, (4) a receivable from the buyer of $107 million payable in the first quarter of 2011 and (5) guarantees with a maximum exposure of $11 million made by us on behalf of and to the buyer related to a limited number of convenience store sites. As a result of this continuing involvement, the related gain on sale of $89 million was deferred. The timing and amount of deferred gain ultimately recognized in the income statement is subject to the resolution of our continuing involvement. The operating statistics included in this “Business” description reflect the exclusion of these assets, except as otherwise indicated.

Our Competitive Strengths

High Quality Asset Base

We believe we are the largest crude oil refiner in the Midwest and the fifth largest in the United States, based on crude oil refining capacity. We currently own a six-plant refinery network with over 1.1 million barrels per day of crude oil throughput capacity. Our refineries process a wide range of crude oils, including heavy and sour crude oils, which can be purchased at a discount to sweet crude, and produce transportation fuels such as gasoline and distillate, as well as other refined products.

Strategic Location

The geographic locations of our refineries and our extensive midstream distribution system provide us with significant strategic advantages. Located in PADD II and PADD III, which consist of states in the Midwest and the Gulf Coast regions of the United States, our refineries have the ability to procure crude oil from a variety of supply sources, including domestic, Canadian and other foreign sources, which provides us with flexibility to optimize supply costs. For example, geographic proximity to Canadian crude oil supply sources allows our refineries to incur lower transportation costs than competitors transporting Canadian crude oil to the Gulf Coast for refining. Our refinery locations and midstream distribution system also allow us to serve a broad range of key end-user markets across the United States quickly and cost-effectively.

Attractive Growth Opportunities Through Internal Projects

We believe that we have attractive growth opportunities through internal capital projects. We recently completed a major expansion project at our Garyville, Louisiana refinery, which initially expanded the crude oil refining capacity of this refinery by 180 mbpd to 436 mbpd. The Garyville expansion project has enhanced our scale efficiency and our feedstock flexibility. We are also continuing work on a currently projected $2.2 billion heavy oil upgrading and expansion project at our Detroit, Michigan refinery. When completed in the second half of 2012, the project will enable the refinery to process additional heavy, sour crude oils, including Canadian bitumen blends, and will increase the refinery’s crude oil refining capacity by approximately 15 mbpd. The estimated project costs referenced in this paragraph exclude amounts for capitalized interest.

Extensive Midstream Distribution Networks

We believe the relative scale of our transportation and distribution assets and operations distinguishes us from other refining and marketing companies. We own one of the largest petroleum pipeline companies in the United States based on total volume delivered. We also own one of the largest private domestic fleets of inland petroleum product barges and one of the largest terminal operations in the United States, as well as trucking and rail assets. We operate this system in coordination with our refining network, which enables us to achieve synergies by transferring intermediate stocks between refineries, optimizing feedstock and raw material supplies and optimizing refined product distribution. This in turn results in economy-of-scale advantages that contribute to profitability.

Competitively Positioned Marketing Operations

We are one of the largest wholesale suppliers of gasoline and distillate to resellers within each of our market areas. We have two strong retail brands: Speedway® and Marathon®. We believe our Speedway® stores, which we operate through our Speedway subsidiary, comprise one of the largest chains of company-owned and operated retail gasoline and convenience stores in the Midwest and the fourth largest in the United States. The Marathon® brand is an established motor fuel brand in the Midwest and Southeast regions of the United States, and is available through approximately 5,100 branded locations in 18 states. We believe our distribution system allows us to maximize the sale value of our products and minimize cost.

Established Track Record of Profitability

We have demonstrated an ability to achieve competitive financial results throughout all stages of the recent downstream business cycle. Our historical net income in 2010, 2009 and 2008 was $623 million, $449 million and $1,215 million, respectively. We believe our business mix and business strategies position us well to continue to achieve competitive financial results.

Our Business Strategies

Pursue Growth by Expanding and Upgrading Existing Asset Base

We continually evaluate opportunities to expand our existing asset base and consider capital projects that enhance our core competitiveness in the downstream business. Our recently completed Garyville expansion project initially increased that refinery’s crude oil refining capacity by approximately 180 mbpd. Our current initiatives include an upgrade project at our Detroit, Michigan refinery, which will enhance our ability to process lower-cost heavier and sourer crude oils, as well as increase the refinery’s crude oil refining capacity by approximately 15 mbpd. We will continue to pursue other growth opportunities that provide an attractive return on capital.

Increase Profitability Through Margin Improvement

We intend to increase the profitability of our existing assets by pursuing a number of margin improvement opportunities, including increasing our feedstock flexibility and increasing our production of more high-value end products. We intend to increase our feedstock flexibility by completing our expansion and upgrade project at Detroit. By refining heavier crude oil, we will be able to reduce our overall feedstock costs without sacrificing the value of our refined products.

Selectively Pursue Acquisitions

Our management team has demonstrated its ability to identify complementary assets, consummate acquisitions on favorable terms and integrate acquired assets. Our management’s acquisition experience includes substantial involvement in the combination of the refining, marketing and transportation assets of Ashland with those of Marathon Oil into a jointly owned business in 1998 and Marathon Oil’s subsequent acquisition of Ashland’s interest in 2005. We will continue to evaluate potential acquisitions, with the aim of increasing earnings while maintaining financial discipline. We may also pursue the strategic divestiture of assets from time to time, when doing so is in our best long-term interest. An example is the recent sale of our Northern-Tier Assets, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We believe that our separation from Marathon Oil will enhance our ability to execute this strategy by allowing us to focus on assets that are best suited to our downstream business.

Risk Factors

Our business is subject to a number of risks, including risks related to the spin-off. The following list of risk factors is not exhaustive. Please read “Risk Factors” carefully for a more thorough description of these and other risks.

Risks Related to the Spin-Off

•	We may not realize the potential benefits from the spin-off.

•

Our historical combined and pro forma financial information are not necessarily indicative of our future financial condition, future results of operations or future cash flows nor do they reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

•

We have no history operating as an independent public company. We will incur significant expenses to create the corporate infrastructure necessary to operate as an independent public company, and we will experience increased ongoing costs in connection with being an independent public company.

•

If the spin-off does not qualify as a tax-free transaction, you and Marathon Oil could be subject to material amounts of taxes and, in certain circumstances, our company could be required to indemnify Marathon Oil for material taxes pursuant to indemnification obligations under the tax sharing agreement.

•

We may not be able to engage in desirable strategic or capital raising transactions following the spin-off. In addition, under some circumstances, we could be liable for any adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

•

Potential indemnification liabilities to Marathon Oil pursuant to the separation and distribution agreement could materially and adversely affect our business, financial condition, results of operations and cash flows.

•

Following the spin-off, we will have substantial debt obligations that could restrict our business, financial condition, results of operations or cash flows. In addition, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally.

Risks Related to Our Industry and Our Business

•

A substantial or extended decline in refining and marketing gross margins would reduce our operating results and cash flows and could materially adversely impact our future rate of growth and the carrying value of our assets.

•	Changes in environmental or other laws or regulations may reduce our refining and marketing gross margins.

•	Worldwide political and economic developments could materially and adversely impact our business, financial condition, results of operations and cash flows.

Risks Relating to Ownership of Our Common Stock

•

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spin-off.

•	Provisions in our corporate documents and Delaware law could delay or prevent a change in control of our company, even if that change may be considered beneficial by some of our stockholders.

Refining and Marketing

We currently own and operate six refineries in the Gulf Coast and Midwest regions of the United States with an aggregate crude oil refining capacity of over 1.1 million barrels per day as of December 31, 2010. During 2010 (including the St. Paul Park refinery until December 1), our refineries processed 1,173 mbpd of crude oil and 162 mbpd of other charge and blend stocks. During 2009, our refineries (including the St. Paul Park refinery) processed 957 mbpd of crude oil and 196 mbpd of other charge and blend stocks. The table below sets forth the location and daily crude oil refining capacity of each of our currently owned refineries.

Refinery	12/31/2010 Crude Oil Refining Capacity (mbpd)(1)
Garyville, Louisiana	464
Catlettsburg, Kentucky	212
Robinson, Illinois	206
Detroit, Michigan	106
Canton, Ohio	78
Texas City, Texas	76

Total	1,142

(1)	Refining throughput can exceed crude oil capacity due to the processing of other feedstocks in addition to crude oil.

Our refineries include crude oil atmospheric and vacuum distillation, fluid catalytic cracking, catalytic reforming, desulfurization and sulfur recovery units. The refineries process a wide variety of crude oils and produce numerous refined products, ranging from transportation fuels, such as reformulated gasolines, blend-grade gasolines intended for blending with fuel ethanol and ultra-low-sulfur diesel fuel, to heavy fuel oil and asphalt. Additionally, we manufacture aromatics, cumene, propane, propylene and sulfur. Our refineries are integrated with each other via pipelines, terminals and barges to maximize operating efficiency. The transportation links that connect our refineries allow the movement of intermediate products between refineries to optimize operations, produce higher margin products and utilize our processing capacity efficiently. For example, naphtha may be moved from Texas City to Robinson where excess reforming capacity is available. Also, by shipping intermediate products between facilities during partial refinery shutdowns, we are able to utilize processing capacity that is not directly affected by the shutdown work.

Garyville, Louisiana Refinery. Our Garyville, Louisiana refinery is located along the Mississippi River in southeastern Louisiana between New Orleans and Baton Rouge. The Garyville refinery is configured to process heavy sour crude oil into products such as gasoline, distillates, sulfur, asphalt, propane, polymer grade propylene, isobutane and coke. An expansion project was completed in the fourth quarter of 2009 that increased Garyville’s crude oil refining capacity, making it one of the largest refineries in the U.S. Our Garyville refinery has earned designation as a U.S. Occupational Safety and Health Administration (“OSHA”) Voluntary Protection Program (“VPP”) STAR site.

Catlettsburg, Kentucky Refinery. Our Catlettsburg, Kentucky refinery is located in northeastern Kentucky on the western bank of the Big Sandy River, near the confluence with the Ohio River. The Catlettsburg refinery processes sweet and sour crude oils into products such as gasoline, asphalt, diesel, jet fuel, petrochemicals, propane, propylene and sulfur.

Robinson, Illinois Refinery. Our Robinson, Illinois refinery is located in southeastern Illinois. The Robinson refinery processes sweet and sour crude oils into products such as multiple grades of gasoline, jet fuel, kerosene, diesel fuel, propane, propylene, sulfur and anode-grade coke. The Robinson refinery has earned designation as an OSHA VPP STAR site.

Detroit, Michigan Refinery. Our Detroit, Michigan refinery is located near Interstate 75 in southwest Detroit. It is the only petroleum refinery currently operating in Michigan. The Detroit refinery processes light sweet and heavy sour crude oils, including Canadian crude oils, into products such as gasoline, diesel, asphalt, slurry, propane, chemical grade propylene and sulfur. In 2007, we approved a heavy oil upgrading and expansion project at this refinery, with a current projected cost of $2.2 billion (excluding capitalized interest). This project will enable the refinery to process an additional 80 mbpd of heavy sour crude oils, including Canadian bitumen blends, and will increase its crude oil refining capacity by approximately 15 mbpd. Construction began in the first half of 2008 and reached 50 percent completion at December 31, 2010. The project is expected to be complete in the second half of 2012. Our Detroit refinery was certified as a Michigan VPP STAR site in the first quarter of 2010.

Canton, Ohio Refinery. Our Canton, Ohio refinery is located approximately 60 miles southeast of Cleveland, Ohio. The Canton refinery processes sweet and sour crude oils into products such as gasoline, diesel fuels, kerosene, propane, sulfur, asphalt, roofing flux, home heating oil and No. 6 industrial fuel oil.

Texas City, Texas Refinery. Our Texas City, Texas refinery is located on the Texas Gulf Coast approximately 30 miles south of Houston, Texas. The refinery processes sweet crude oil into products such as gasoline, propane, chemical grade propylene, slurry, sulfur and aromatics.

Planned maintenance activities, or turnarounds, requiring temporary shutdown of certain refinery operating units, are periodically performed at each refinery. In recent years, planned turnarounds have occurred at several refineries per year.

Refined Product Yields

The following table sets forth our refinery production (including the St. Paul Park refinery until December 1, 2010) by product group for each of the last three years (in mbpd).

	2010	2009	2008
Gasoline	726	669	609
Distillates	409	326	342
Propane	24	23	22
Feedstocks and special products	97	62	96
Heavy fuel oil	24	24	24
Asphalt	76	66	75

Total	1,356	1,170	1,168

Crude Oil Supply

We obtain most of the crude oil we refine through negotiated contracts and purchases or exchanges on the spot market. Our crude oil supply contracts are generally term contracts with market-related pricing provisions. The following table provides information on our sources of crude oil for each of the last three years (including the St. Paul Park refinery until December 1, 2010) (in mbpd). The crude oil sourced outside of North America was acquired from various foreign national oil companies, producing companies and trading companies.

Sources of Crude Oil Refined	2010	2009	2008
United States	720	613	466
Canada	115	136	135
Middle East and Africa	250	154	244
Other international	88	54	99

Total(1)	1,173	957	944

Average cost of crude oil throughput (dollars per barrel)	$78.57	$62.10	$98.34

(1)	Our net purchases of crude oil from Marathon Oil were approximately 66, 36 and 27 mbpd for the years 2010, 2009 and 2008, respectively.

Our refineries receive crude oil and other feedstocks and distribute our refined products through a variety of channels, including pipelines, trucks, railcars, ships and barges.

Refined Product Marketing and Distribution

We believe we are one of the largest wholesale suppliers of gasoline and distillates to resellers and consumers within our 18-state market area in the Midwest, Gulf Coast and Southeast regions of the United States. Independent retailers, unbranded jobbers, Marathon®-brand dealers and jobbers, our Speedway® stores, airlines, transportation companies, railroads, marine companies and utilities comprise the core of our customer base.

The following table sets forth, as a percentage of total refined product sales, sales of refined products to our different customer types for the year ended December 31, 2010 (including the Northern-Tier Assets until December 1, 2010).

Customer type	Year Ended December 31, 2010
Private-brand marketers, commercial and industrial consumers	70%
Marathon®-branded dealers and jobbers	17%
Speedway segment’s retail outlets	13%

The following table sets forth the locations (by state) where Marathon®-brand dealers and jobbers maintain Marathon®-branded retail outlets, as of December 31, 2010:

State	Number of Marathon®-Branded Stations
Alabama	137
Florida	270
Georgia	289
Illinois	457
Indiana	650
Kentucky	601
Maryland	1
Michigan	775
Minnesota	87
North Carolina	301
Ohio	887
Pennsylvania	27
South Carolina	100
Tennessee	178
Texas	1
Virginia	136
West Virginia	109
Wisconsin	89

Total	5,095

The following table sets forth our refined products sales volumes by product group and our average sales price for each of the last three years (including the Northern-Tier Assets until December 1, 2010) (in mbpd).

	Refined Product Sales
	2010	2009	2008
Gasoline	912	819	744
Distillates	434	355	374
Propane	24	23	22
Feedstocks and special products	103	75	100
Heavy fuel oil	23	24	23
Asphalt	77	69	76

Total	1,573	1,365	1,339

Average sales price (dollars per gallon)	$2.24	$1.86	$2.78

As of December 31, 2010, we owned and operated 63 light product and 21 asphalt terminals. In addition, we distribute through approximately 45 third-party light product and 12 third-party asphalt terminals in our market area. As of that date, our marine transportation operations included 14 towboats, as well as 168 owned and 8 leased barges that transport refined products on the Ohio, Mississippi and Illinois rivers and their tributaries, as well as the Intercoastal Waterway. We lease or own approximately 1,760 railcars of various sizes and capacities for movement and storage of refined products. In addition, we own 122 transport trucks for the movement of refined products.

Gasoline and Distillates. We sell gasoline, gasoline blendstocks and No. 1 and No. 2 fuel oils (including kerosene, jet fuel and diesel fuel) to wholesale marketing customers in the Midwest, Gulf Coast and southeastern regions of the United States. Including the Northern-Tier Assets until December 1, 2010, we sold 54 percent of our gasoline volumes and 88 percent of our distillates volumes on a wholesale or spot market basis for 2010, and 52 percent of our gasoline volumes and 87 percent of our distillates volumes on a wholesale or spot market basis in 2009. The demand for gasoline and distillates is seasonal in many of our markets, with demand typically being at its highest levels during the summer months.

Renewable Fuels. We have blended ethanol into gasoline for over 20 years and began expanding our blending program in 2007, in part due to federal regulations that require us to use specified volumes of renewable fuels. Including the Northern-Tier Assets until December 1, 2010, ethanol volumes sold in blended gasoline were 68 mbpd in 2010, 60 mbpd in 2009 and 54 mbpd in 2008. The future expansion or contraction of our ethanol blending program will be driven by the economics of the ethanol supply and by government regulations. We sell reformulated gasoline, which is also blended with ethanol, in parts of our marketing territory, including: Chicago, Illinois; Louisville, Kentucky; northern Kentucky; and Milwaukee, Wisconsin. We also sell biodiesel-blended diesel in Illinois, Kentucky and Pennsylvania.

We hold a 35 percent interest in an entity which owns and operates a 110-million-gallon-per-year ethanol production facility in Clymers, Indiana. We also own a 50 percent interest in an entity which owns a 110-million-gallon-per-year ethanol production facility in Greenville, Ohio. Both of these facilities are managed by a co-owner.

Propane. We produce propane at all six of our refineries. Propane is primarily used for home heating and cooking, as a feedstock within the petrochemical industry, for grain drying, and as a fuel for trucks and other vehicles. Our propane sales are typically split evenly between the home heating market and industrial consumers.

Petrochemicals and Special Products. We are a producer and marketer of petrochemicals and specialty products. Product availability varies by refinery and includes benzene, cumene, dilute naphthalene oil, molten sulfur, propylene, toluene and xylene. We market propylene, cumene and sulfur domestically to customers in the chemical industry. In early 2009, we discontinued production and sales of petroleum pitch and aliphatic solvents at our Catlettsburg refinery.

Heavy Fuel Oil. We produce and market heavy residual fuel oil or related components at all six of our refineries. Heavy residual fuel oil is primarily used in the utility and ship bunkering (fuel) industries, though there are other more specialized uses of the product.

Asphalt. We have refinery-based asphalt production capacity of up to 92 mbpd. We market asphalt through 33 owned or leased terminals throughout the Midwest and Southeast. We have a broad customer base, including asphalt-paving contractors, government entities (states, counties, cities and townships) and asphalt roofing shingle manufacturers. We sell asphalt in the wholesale and cargo markets via rail and barge. We also produce asphalt cements, polymer modified asphalt, emulsified asphalt and industrial asphalts.

Petroleum Coke. We have the capacity to produce 1,400 tons per day of anode grade coke at our Robinson refinery, which is used to make carbon anodes for the aluminum smelting industry, and 5,500 tons per day of fuel grade coke at the Garyville refinery, which is used for power generation and in miscellaneous industrial applications.

Speedway

Our Speedway subsidiary sells gasoline and merchandise through retail outlets that it owns and operates, primarily under the Speedway® brand. Diesel fuel is also sold at a number of these outlets. Speedway®-branded retail outlets offer a wide variety of merchandise, such as prepared foods, beverages and non-food items, including a significant number of private-label items. For 11 consecutive quarters through September 30, 2010, Speedway’s stores have been rated as the best convenience store chain in terms of overall customer satisfaction in a national consumer perception survey conducted by Corporate Research International®. In 2010 and 2009, Harris Interactive’s EquiTrend® annual brand equity study named Speedway® the number one gasoline brand with consumers. Speedy Rewards™, an industry-leading customer loyalty program, has built active membership to 3.5 million customers (including those who patronize stores included in the Northern-Tier Assets).

As of December 31, 2010, Speedway had 1,358 retail outlets in seven states. Revenues from sales of non-petroleum merchandise through our retail outlets (including those we sold as part of the sale of the Northern-Tier assets until December 1, 2010) totaled $3,195 million in 2010, $3,109 million in 2009 and $2,838 million in 2008. The demand for gasoline is seasonal in a majority of Speedway’s markets, with the highest demand usually occurring during the summer driving season. Margins from the sale of merchandise and services tend to be less volatile than margins from the retail sale of gasoline and diesel fuel.

As of December 31, 2010, the Speedway segment’s retail outlets were located in the following states:

State	Stores(1)
Illinois	94
Indiana	235
Kentucky	130
Michigan	306
Ohio	470
West Virginia	60
Wisconsin	63

Total	1,358

(1)	Includes stores operating primarily under the Speedway® and RichOil® brand names.

Pipeline Transportation

We own a system of pipelines through Marathon Pipe Line LLC (“MPL”) and Ohio River Pipe Line LLC (“ORPL”), both of which are wholly owned subsidiaries of ours. Our pipeline systems transport crude oil and refined products, primarily in the Midwest and Gulf Coast regions, to our refineries, our terminals and other pipeline systems. Our MPL and ORPL wholly owned and undivided interest common carrier systems consist of 1,707 miles of crude oil lines and 1,825 miles of refined product lines comprising 31 systems located in 11 states, as of December 31, 2010. The MPL common carrier pipeline network is one of the largest petroleum pipeline systems in the United States, based on total volume delivered. Our common carrier pipeline systems are subject to state and Federal Energy Regulatory Commission regulations and guidelines, including published tariffs for the transportation of crude oil and refined products. Third parties generated 11 percent of the crude oil and refined product shipments on our MPL and ORPL common carrier pipelines in 2010. Our MPL and ORPL common carrier pipelines transported the volumes shown in the following table for each of the last three years.

	Pipeline Barrels Handled (mbpd)
	2010	2009	2008
Crude oil trunk lines(1)	1,204	1,113	1,216
Refined products trunk lines	968	953	960

Total	2,172	2,066	2,176

(1)	For all periods presented, excludes volumes transported on a crude oil system that was transferred from common carrier to private service in the fourth quarter of 2009.

As of December 31, 2010, we also own 175 miles of private crude oil pipelines and 846 miles of private refined products pipelines, and we lease 217 miles of common carrier refined product pipelines. We have partial ownership interests in several pipeline companies that have approximately 110 miles of crude oil pipelines and 3,600 miles of refined products pipelines, including about 970 miles operated by MPL. In addition, MPL operates our private pipelines and 985 miles of crude oil and 160 miles of natural gas pipelines owned by Marathon Oil. For a discussion of the agreements relating to these pipelines operated for Marathon Oil, see “Relationship with Marathon Oil after the Spin-Off—Historical Relationship with Marathon Oil.”

Our major refined product pipelines include the owned and operated Cardinal Products Pipeline and the Wabash Pipeline. The Cardinal Products Pipeline delivers refined products from Kenova, West Virginia, to Columbus, Ohio. The Wabash Pipeline system delivers product from Robinson, Illinois, to various terminals in the area of Chicago, Illinois. Other significant refined product pipelines owned and operated by MPL extend from: Robinson, Illinois to Louisville, Kentucky; Garyville, Louisiana to Zachary, Louisiana; and Texas City, Texas to Pasadena, Texas.

In addition, as of December 31, 2010, we had ownership interests in the following refined product pipelines:

•	65 percent undivided ownership interest in the Louisville-Lexington system, a petroleum products pipeline system extending from Louisville to Lexington, Kentucky;

•	60 percent interest in Muskegon Pipeline LLC, which owns a refined products pipeline extending from Griffith, Indiana to North Muskegon, Michigan;

•	50 percent interest in Centennial Pipeline LLC, which owns a refined products system connecting the Gulf Coast region with the Midwest market;

•	17 percent interest in Explorer Pipeline Company, a refined products pipeline system extending from the Gulf Coast to the Midwest; and

•	6 percent interest in Wolverine Pipe Line Company, a refined products pipeline system extending from Chicago, Illinois to Toledo, Ohio.

Our major owned and operated crude oil lines run from: Patoka, Illinois to Catlettsburg Kentucky; Patoka, Illinois to Robinson, Illinois; Patoka, Illinois to Lima Ohio; Lima, Ohio to Canton, Ohio; Samaria, Michigan to Detroit, Michigan; and St. James, Louisiana to Garyville, Louisiana.

In addition, we currently have interests in the following crude oil pipelines:

•

51 percent interest in LOOP LLC, the owner and operator of the Louisiana Offshore Oil Port (“LOOP”), which is the only U.S. deepwater oil port capable of receiving crude oil from very large crude carriers, located 18 miles off the coast of Louisiana, and a crude oil pipeline connecting the port facility to storage caverns and tanks at Clovelly, Louisiana;

•	59 percent interest in LOCAP LLC, which owns a crude oil pipeline connecting LOOP and the Capline system;

•	33 percent undivided joint interest in the Capline system, a large-diameter crude oil pipeline extending from St. James, Louisiana to Patoka, Illinois; and

•	26 percent undivided joint interest in the Maumee Pipeline System, a large diameter crude oil pipeline extending from Lima, Ohio to Samaria, Michigan.

We plan to construct, by the end of 2012, a new section of pipeline connecting an existing pipeline to our Detroit refinery. This new connection will allow us to deliver additional supplies of Canadian crude to that refinery.

The above discussion contains forward looking statements with respect to the plans to construct a new section of pipeline. Factors which could affect these plans include transportation logistics, availability of materials and labor, unforeseen hazards such as weather conditions, delays in obtaining or conditions imposed by necessary government and third-party approvals, and other risks customarily associated with construction projects.

Competition and Market Conditions

The downstream petroleum business is highly competitive, particularly with regard to accessing crude oil and other feedstock supply and marketing refined products. We compete with a large number of other companies to acquire crude oil for refinery processing and in the distribution and marketing of a full array of petroleum products. Based upon the “The Oil & Gas Journal 2010 Worldwide Refinery Survey,” we ranked fifth among U.S. petroleum companies on the basis of U.S. crude oil refining capacity as of January 1, 2011. We compete in four distinct markets for the sale of refined products—wholesale, spot, branded and retail distribution. We believe we compete with about 56 companies in the sale of refined products to wholesale marketing customers, including private-brand marketers and large commercial and industrial consumers; about 91 companies in the sale of refined products in the spot market; ten refiners or marketers in the supply of refined products to refiner-branded dealers and jobbers; and approximately 250 retailers in the retail sale of refined products. In addition, we compete with producers and marketers in other industries that supply alternative forms of energy and fuels to satisfy the requirements of our industrial, commercial and individual consumers. We do not produce any of our crude oil.

We also face strong competition for sales of retail gasoline and merchandise. Our competitors include service stations and convenience stores operated by fully integrated major oil companies and their dealers and jobbers and other well-recognized national or regional retail outlets, often selling gasoline or merchandise at aggressively competitive prices. In recent years, several non-traditional retailers, such as supermarkets, club stores and mass merchants, have affected the convenience store industry with their entrance into the retail transportation fuel business. The National Petroleum News estimates such retailers had 12 percent of the U.S. gasoline market in 2010.

Our pipeline transportation operations are highly regulated, which affects the rates that our common carrier equity pipelines can charge for transportation services and the return we obtain from such pipelines.

Market conditions in the oil and gas industry are cyclical and subject to global economic and political events and new and changing governmental regulations. Our operating results are affected by price changes in crude oil, natural gas and refined products, as well as changes in competitive conditions in the markets we serve. Price differentials between sweet and sour crude oil also affect our operating results.

Demand for gasoline, diesel fuel and asphalt is higher during the spring and summer months than during the winter months in most of our markets, primarily due to seasonal increases in highway traffic. As a result, the operating results for each of our segments for the first and fourth quarters are generally lower than for those in the second and third quarters of each calendar year.

Environmental Matters

Our management is responsible for ensuring that our operating organizations maintain environmental compliance systems that support and foster our compliance with applicable laws and regulations, and for reviewing our overall performance associated with various environmental compliance programs. We also have a Crisis Management Team, composed primarily of senior management, which oversees our response to any major environmental or other emergency incident involving us or any of our properties.

We believe it is likely that the scientific and political attention to issues concerning the extent, causes of and responsibility for climate change will continue, with the potential for further regulations that could affect our operations. Currently, various legislative and regulatory measures to address greenhouse gas are in various phases of review, discussion or implementation. The cost to comply with these laws and regulations cannot be estimated at this time, but could be significant. For additional information, see “Risk Factors—Risks Relating to Our Industry and Our Business—Changes in environmental or other laws or regulations may reduce our refining and marketing gross margins” and “—We will continue to incur substantial capital expenditures and operating costs as a result of compliance with, and changes in, environmental, health, safety and security laws and regulations, and, as a result, our business, financial condition, results of operations and cash flows could be materially and adversely affected.” Additionally, we continuously strive to improve operational and energy efficiencies through resource and energy conservation where practicable and cost effective.

Our operations are also subject to numerous other laws and regulations relating to the protection of the environment. These environmental laws and regulations include, among others, the Clean Air Act with respect to air emissions, the Clean Water Act (“CWA”) with respect to water discharges, the Resource Conservation and Recovery Act (“RCRA”) with respect to solid and hazardous waste treatment, storage and disposal, CERCLA with respect to releases and remediation of hazardous substances and the Oil Pollution Act of 1990 (“OPA-90”) with respect to oil pollution and response. In addition, many states where we operate have their own similar laws dealing with similar matters. New laws are being enacted and regulations are being adopted by various regulatory agencies on a continuing basis, and the costs of compliance with these new rules can only be broadly appraised until their implementation becomes more accurately defined. In some cases, existing environmental laws can impose liability for the entire cost of cleanup of a contaminated site on any responsible party without regard to negligence or fault and impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them. The ultimate cost of cleanup under such laws can be difficult to accurately predict. In other cases, the ultimate impact of complying with existing laws and regulations may not be clearly known or determinable because certain implementing regulations for some environmental laws have not yet been finalized or, in some instances, are undergoing revision. These environmental laws and regulations, particularly the 1990 Amendments to the Clean Air Act and its implementing regulations, new water quality requirements and stricter fuel regulations, could result in increased capital, operating and compliance costs.

For a discussion of environmental capital expenditures and costs of compliance for air, water, solid waste and remediation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters, Litigation and Contingencies.”

Air

We are subject to substantial requirements in connection with air emissions from our operations. The U.S. EPA issued an “endangerment finding” in 2009 to the effect that greenhouse gases contribute to air pollution and endanger public health and welfare. Related to this endangerment finding, in April of 2010, the EPA finalized a greenhouse gas emissions standard for mobile sources (cars and light duty vehicles). The endangerment finding along with the mobile source standard and EPA’s determination that greenhouse gases are subject to regulation under the Clean Air Act, is expected to lead to widespread regulation of stationary sources of greenhouse gas emissions. As a result, the EPA has issued a so-called “tailoring rule” to limit the applicability of the EPA’s major permitting programs to larger sources of greenhouse gas emissions, such as our refineries and a few large production facilities. Although legal challenges have been filed or are expected to be filed against these EPA actions, no final court decisions are expected for at least a year. The EPA has also issued its plan for establishing greenhouse gas pollution standards under the Clean Air Act in 2011. Under this plan, the EPA is expected to propose standards for refineries in December 2011, and is expected to issue final standards in November 2012. Congress may continue to consider legislation on greenhouse gas emissions, which may include a delay in the implementation of greenhouse gas regulations by the EPA.

Although there may be adverse financial impact (including compliance costs, potential permitting delays and potential reduced demand for crude oil or certain refined products) associated with any legislation, regulation or other action, the extent and magnitude of that impact cannot be reliably or accurately estimated due to the fact that requirements have only recently been adopted and the present uncertainty regarding the additional measures and how they will be implemented.

Of particular significance to our refining operations are EPA Mobile Source Air Toxics II (“MSAT II”) regulations that require reduced benzene levels in refined products. We have finalized our strategic approach to comply with MSAT II regulations and updated the project cost estimates to comply with these requirements. We now estimate that we may spend approximately $650 million over a four-year period that began in 2008, reduced from our previous projection of approximately $1 billion over a six-year period. The overall cost reduction for MSAT II compliance is a result of lower costs for several projects along with our finalization of the most appropriate MSAT II compliance approach for our refineries. Our actual MSAT II expenditures since inception have totaled $522 million through December 31, 2010. We expect total year 2011 spending will be approximately $100 million.

The EPA is in the process of implementing regulations to address the National Ambient Air Quality Standards (the “NAAQS”) for fine particulate emissions and ozone. In connection with these standards, the EPA will designate certain areas as “nonattainment,” meaning that the air quality in such areas does not meet the NAAQS. To address these nonattainment areas, the EPA proposed a rule in 2004 called the Interstate Air Quality Rule (the “IAQR”) that would require significant emissions reductions in numerous states. The final rule, promulgated in 2005, was renamed the Clean Air Interstate Rule (the “CAIR”). While the EPA expects that states will meet their CAIR obligations by requiring emissions reductions from electric generating units, states were to have the final say on what sources they regulate to meet attainment criteria. Significant uncertainty in the final requirements of this rule resulted from litigation (State of North Carolina, et al. v. EPA). In July 2008, the U.S. Court of Appeals for the District of Columbia Circuit vacated the CAIR in its entirety and remanded it to EPA to promulgate a rule consistent with the Court’s opinion. In December 2008, the Court modified its July ruling to leave the CAIR in effect until EPA develops a new rule and control program. The EPA proposed the new Clean Air Transport Rule (“CATR”) on August 2, 2010. The proposed rule is directed at electric generating units, not refineries, and is expected to be finalized in 2011. However, we cannot reasonably estimate any final financial impact of the state actions to implement the CATR until the EPA has issued a final rule and states have taken further action to implement that rule.

The EPA is reviewing and is proposing to revise, all NAAQS for criteria air pollutants. The EPA promulgated a revised ozone standard in March 2008, and commenced a multi-year process to develop the implementing rules required by the Clean Air Act. On September 16, 2009, the EPA announced that they would reconsider the level of the ozone standard. On December 8, 2009, the EPA announced that the final ozone NAAQS rule will be completed by July 29, 2011, which is later than originally anticipated by the EPA. Also, on July 15, 2009, the EPA proposed a new short-term nitrogen dioxide standard. The final standard was issued January 22, 2010. In addition, on December 8, 2009, the EPA proposed a new short term standard for sulfur dioxide. This final standard was published on June 22, 2010. We cannot reasonably estimate the final financial impact of these revised NAAQS standard until the implementing rules are established and judicial challenges over the revised NAAQS standards are resolved.

In 2007, the Court vacated the EPA’s Boiler and Process Heater Maximum Achievable Control Technology rule (“Boiler MACT”). As a result, the EPA finalized the Boiler MACT rule in February 2011. The EPA concurrently announced that it would reconsider most provisions of the rule. We cannot reasonably estimate the financial impact of the Boiler MACT rule until the reconsideration is finalized.

Water

We maintain numerous discharge permits as required under the National Pollutant Discharge Elimination System program of the CWA and have implemented systems to oversee our compliance efforts. In addition, we are regulated under OPA-90, which amended the CWA. Among other requirements, OPA-90 requires the owner or operator of a tank vessel or a facility to maintain an emergency plan to respond to releases of oil or hazardous substances. Also, in case of any such release, OPA-90 requires the responsible company to pay resulting removal costs and damages. OPA-90 also provides for civil penalties and imposes criminal sanctions for violations of its provisions.

Additionally, OPA-90 requires that new tank vessels entering or operating in U.S. waters be double-hulled and that existing tank vessels that are not double-hulled be retrofitted or removed from U.S. service, according to a phase-out schedule. All of the barges used for river transport of our raw materials and refined products meet the double-hulled requirements of OPA-90. We operate facilities at which spills of oil and hazardous substances could occur. Some coastal states in which we operate have passed state laws similar to OPA-90, but with expanded liability provisions, including provisions for cargo owner responsibility as well as ship owner and operator responsibility. We have implemented emergency oil response plans for all of our components and facilities covered by OPA-90 and we have established Spill Prevention, Control and Countermeasures (“SPCC”) plans for facilities subject to CWA SPCC requirements.

Solid Waste

We continue to seek methods to minimize the generation of hazardous wastes in our operations. RCRA establishes standards for the management of solid and hazardous wastes. Besides affecting waste disposal practices, RCRA also addresses the environmental effects of certain past waste disposal operations, the recycling of wastes and the regulation of underground storage tanks (“USTs”) containing regulated substances. We have ongoing RCRA treatment and disposal operations at one of our facilities and primarily utilize offsite third-party treatment and disposal facilities. Ongoing RCRA-related costs, however, are not expected to be material to our results of operations or cash flows.

Remediation

We own or operate certain retail outlets where, during the normal course of operations, releases of refined products from USTs have occurred. Federal and state laws require that contamination caused by such releases at these sites be assessed and remediated to meet applicable standards. The enforcement of the UST regulations under RCRA has been delegated to the states, which administer their own UST programs. Our obligation to remediate such contamination varies, depending on the extent of the releases and the stringency of the laws and regulations of the states in which we operate. A portion of these remediation costs may be recoverable from the appropriate state UST reimbursement funds once the applicable deductibles have been satisfied. We also have ongoing remediation projects at a number of our refinery, terminal and pipeline locations. Penalties or other sanctions may be imposed for noncompliance. See “—Legal Proceedings—Environmental Proceedings” for a discussion of these sites.

Mileages Standards and Renewable Fuels Requirements

In 2007, the U.S. Congress passed the Energy Independence and Security Act (“EISA”), which, among other things, sets a target of 35 miles per gallon for the combined fleet of cars and light trucks in the United States by model year 2020, and contains a second Renewable Fuel Standard (the “RFS2”). The EPA announced the final RFS2 regulations on February 4, 2010. The RFS2 required 12.95 billion gallons of renewable fuel usage in 2010, increasing to 36.0 billion gallons by 2022. In the near term, the RFS2 will be satisfied primarily with fuel ethanol blended into gasoline. The RFS2 presents production and logistic challenges for both the fuel ethanol and petroleum refining and marketing industries. The RFS2 has required, and will likely in the future continue to require, additional capital expenditures or expenses by us to accommodate increased fuel ethanol use. Within the overall 36.0 billion gallon RFS2, EISA establishes an advanced biofuel RFS2 that begins with 0.95 billion gallons in 2010 and increases to 21.0 billion gallons by 2022. Subsets within the advanced biofuel RFS2 include 1.15 billion gallons of biomass-based diesel in 2010 (due to combining the 2009 and 2010 volumes), which is capped at 1.0 billion gallons starting in 2012, and 0.1 billion gallons of cellulosic biofuel in 2010, increasing to 16.0 billion gallons by 2022. The EPA has determined that 0.1 billion gallons of cellulosic biofuel will not be produced in 2010 and has lowered the requirement to 5.0 million gallons. The advanced biofuels programs will present specific challenges in that we may have to enter into arrangements with other parties to meet our obligations to use advanced biofuels, including biomass-based diesel and cellulosic biofuel, with potentially uncertain supplies of these new fuels.

On October 13, 2010, the EPA issued a partial waiver decision under the Clean Air Act to allow for an increase in the amount of ethanol permitted to be blended into gasoline from 10 percent (“E10”) to 15 percent (“E15”) for 2007 and newer light-duty motor vehicles. Then on January 21, 2011, the EPA issued a second waiver for the use of E15 in vehicles model year 2001-2006. There are numerous issues, including state and federal regulatory issues, that would need to be addressed before E15 can be marketed for use in any traditional gasoline engines.

There will be compliance costs and uncertainties regarding how we will comply with the various requirements contained in EISA and related regulations. We may experience a decrease in demand for refined petroleum products due to an increase in combined fleet mileage or due to refined petroleum products being replaced by renewable fuels.

Legal Proceedings

We are the subject of, or a party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. Some of these matters are discussed below. The ultimate resolution of these contingencies could, individually or in the aggregate, be material. However, we believe that our company will remain a viable and competitive enterprise even though it is possible that some or all of these contingencies could be resolved unfavorably.

Kentucky Emergency Pricing Litigation

In May 2007, the Kentucky Attorney General filed a lawsuit against us and Marathon Oil for alleged violations of Kentucky’s emergency pricing and consumer protection laws following Hurricanes Katrina and Rita in 2005. The lawsuit alleges that we overcharged customers by $89 million during September and October 2005. The complaint seeks disgorgement of these sums, as well as penalties, under Kentucky’s emergency pricing and consumer protection laws. We are vigorously defending this litigation. If it is resolved unfavorably, it could materially impact our combined results of operations, financial position or cash flows. We believe that this is the first lawsuit for damages and injunctive relief under the Kentucky emergency pricing laws to progress this far, and it contains many novel issues. The ultimate outcome of this lawsuit, including any financial effect on us, remains uncertain. Management does not believe an estimate of a reasonably possible loss (or range of loss) can be made for this lawsuit at this time.

MTBE Litigation

We, along with other refining and marketing companies, settled a number of lawsuits pertaining to gasoline containing MTBE in 2008. We settled additional MTBE-related lawsuits in 2009 and 2010. As of December 31, 2010, we are a defendant, along with other refining and marketing companies, in seven lawsuits pending in five states, in which the plaintiffs seek to recover damages alleged to result from MTBE contamination. Like the lawsuits we previously settled, these lawsuits are consolidated in a multi-district litigation (“MDL”) in the Southern District of New York for pretrial proceedings. Plaintiffs allege damages to water supply wells from contamination of groundwater by MTBE, similar to the damages claimed in the lawsuits previously settled. In addition, in one of the lawsuits the New Jersey Department of Environmental Protection also seeks to recover the cost of remediating MTBE contamination of ground and surface water not being used for public water supply purposes, as well as natural resources damages allegedly resulting from such contamination. We are vigorously defending these lawsuits. We do not expect our share of liability for these lawsuits to materially impact our combined results of operations, financial position or cash flows. We expect additional lawsuits alleging similar damages against us in the future, but likewise do not expect them to materially impact our combined results of operations, financial position or cash flows, based on our experience and amounts paid in connection with other MTBE lawsuits. However, the ultimate outcome of the pending or future MTBE lawsuits, including any financial effect on us, remains uncertain. The pending cases are in various phases of discovery, and our management does not believe an estimate of a reasonably possible loss (or range of loss) can be made for these lawsuits and future lawsuits at this time. We voluntarily discontinued distributing MTBE-containing gasoline in, at the latest, 2002.

Environmental Proceedings

The following is a summary of certain proceedings involving us that were pending or contemplated as of December 31, 2010 under federal and state environmental laws. Except as described herein, it is difficult to predict accurately the ultimate outcome of these matters; however, our management’s belief set forth in the first paragraph in this “Legal Proceedings” discussion takes such matters into account.

Claims under CERCLA and similar state acts have been raised with respect to the clean-up of various waste disposal and other sites. CERCLA is intended to facilitate the clean-up of hazardous substances without regard to fault. Potentially responsible parties (“PRPs”) for each site include present and former owners and operators of, transporters to and generators of the substances at the site. Liability is strict and can be joint and several. Because of various factors including the difficulty of identifying the responsible parties for any particular site, the complexity of determining the relative liability among them, the uncertainty as to the most desirable remediation techniques and the amount of damages and clean-up costs and the time period during which such costs may be incurred, we are unable to reasonably estimate our ultimate cost of compliance with CERCLA; however, we do not believe such costs will be material to our business, financial condition, results of operations or cash flows.

The projections of spending for and/or timing of completion of specific projects provided in the following paragraphs are forward-looking statements. These forward-looking statements are based on certain assumptions, including, but not limited to, the factors provided in the immediately preceding paragraph. To the extent that these assumptions prove to be inaccurate, future spending for and/or timing of completion of environmental projects may differ materially from those stated in the forward-looking statements.

As of December 31, 2010, we were identified as a PRP at a total of six CERCLA waste sites. Based on currently available information, we believe that our liability for clean-up and remediation costs in connection with these sites will not be material to our financial condition or results of operations. In addition, there are two sites for which we have received information requests or other indications that we may be a PRP under CERCLA, but for which sufficient information is not presently available to confirm the existence of liability.

There are various other sites where remediation is being sought under other environmental statutes, both federal and state, or where private parties are seeking remediation through discussions or litigation. Based on currently available information, we believe our liability for clean-up and remediation costs in connection with these sites will not be material to our financial condition or results of operations. With respect to 14 of these sites, Ashland retains responsibility to us for remediation, subject to caps and other requirements contained in the agreements with Ashland related to the acquisition of Ashland’s minority interest in Marathon Petroleum Company LLC in 2005. We estimate that we will be responsible for $11.4 million in remediation costs at these sites which will not be reimbursed by Ashland, and we have included this amount in our accrued environmental remediation liabilities. We are not subject to any pending proceeding brought by any governmental authority relating to any of the sites referred to in this paragraph or any of the CERCLA sites referred to above and involving any monetary fine, penalty or sanction.

We are subject to a pending enforcement matter with the Illinois Environmental Protection Agency and the Illinois Attorney General’s Office since 2002 concerning self-reporting of possible emission exceedences and permitting issues related to storage tanks at the Robinson, Illinois refinery. There were no developments in this matter in 2010.

During 2001, we entered into a New Source Review consent decree and settlement of alleged Clean Air Act and other violations with the U.S. EPA covering all of our refineries. The settlement committed us to specific control technologies and implementation schedules for environmental expenditures and improvements to our refineries over approximately an eight-year period, which are now substantially complete. In addition, we have been working on certain agreed-upon supplemental environmental projects as part of this settlement of an enforcement action for alleged Clean Air Act violations and these have been completed. As part of this consent decree, we were required to conduct evaluations of refinery benzene waste air pollution programs (benzene waste “NESHAPS”). Pursuant to a modification to our New Source Review consent decree, we have agreed with the U.S. Department of Justice and the EPA to pay a civil penalty of $408,000 and conduct supplemental environmental projects of approximately $1 million, as part of a settlement of an enforcement action for alleged Clean Air Act violations relating to benzene waste NESHAPS. A modification to our New Source Review consent decree was finalized as of June 30, 2010, and the civil penalty amount has been paid.

The U.S. Occupational Safety and Health Administration (“OSHA”) previously announced a National Emphasis Program to inspect most domestic oil refineries. The inspections began in 2007 and focused on compliance with the OSHA Process Safety Management requirements. OSHA or state-equivalent agencies have conducted inspections at the Canton, Robinson, Catlettsburg, Detroit and Texas City refineries with agreed–to penalties of $321,500 and $135,000 imposed in Canton and Texas City, respectively. No penalties were imposed as a result of the other inspections. An inspection occurred at Garyville in 2010, however no enforcement action by OSHA or equivalent state agency has resulted.

The U.S. Department of Transportation Pipeline and Hazardous Materials Safety Administration (“PHMSA”) issued a Notice of Probable Violation, Proposed Civil Penalty, and Proposed Compliance Order to Marathon Pipe Line LLC (“MPL”) related to the March 10, 2009 incident at St. James, Louisiana. PHMSA has proposed a civil penalty in the amount of approximately $1 million. PHMSA granted MPL extensions in which to respond to the Notice of Probable Violation. MPL’s response is due January 28, 2011.

In January 2011, the EPA notified us of 18 alleged violations of various statutory and regulatory provisions related to motor fuels, some of which we had previously self-reported to the EPA. No formal enforcement action has been commenced and no demand for penalties has been asserted by the EPA in connection with these alleged violations. However, it is possible that the EPA could seek penalties in excess of $100,000 in connection with one or more of the alleged violations. In March 2011, we met with representatives of the EPA to respond to their request for additional information concerning one of the alleged violations.

Employees

We had approximately 25,946 active employees as of December 31, 2010. Of that number, approximately 19,147 were employees of Speedway, most of whom were employed at our Speedway® retail outlets, and approximately 2,841 were employees working in the operations conducted through the Northern-Tier Assets, which we sold in December, 2010. Under the arrangements relating to the sale of the Northern-Tier Assets, we generally have agreed to continue to employ these persons for transition periods that are expected to extend until various dates in 2011, when their employment will be transitioned to the buyer or its subsidiaries, as applicable.

Certain hourly employees at our Catlettsburg and Canton refineries are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers Union under labor agreements that are scheduled to expire in January 2012. The same union represents certain hourly employees at our Texas City refinery under a labor agreement that is scheduled to expire in March 2012. The International Brotherhood of Teamsters represents certain hourly employees at our Detroit refinery under a labor agreement that is scheduled to expire in January 2014.

Trademarks, Patents and Licenses

Our Marathon® trademark is material to the conduct of our refining and marketing operations, and our Speedway® trademark is material to the conduct of our retail marketing operations. We currently hold a number of U.S. and foreign patents and have various pending patent applications. Although in the aggregate our patents and licenses are important to us, we do not regard any single patent or license or group of related patents or licenses as critical or essential to our business as a whole. In general, we depend on our technological capabilities and the application of know-how rather than patents and licenses in the conduct of our operations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the spin-off, we intend to enter into several agreements with Marathon Oil to define our ongoing relationship with Marathon Oil after the spin-off. These agreements will, among other things, allocate responsibility for obligations arising before and after the distribution date, including, among others, obligations relating to our employees, various transition services and taxes. For more information about those agreements and our historical relationship with Marathon Oil, see “Relationship with Marathon Oil After the Spin-Off.”

Grant Heminger is Vice President of marketing for our Speedway subsidiary, and he has been employed by us for 21 years. Grant Heminger is the brother of Gary Heminger, President of MPC. In 2009, Grant Heminger was paid cash compensation in the amount of $214,114 and received a stock option grant of 4,950 shares at an exercise price of $29.24. He also received education reimbursements and tuition aid in the amount of $1,040.

Darla I. Burns is a senior accounting analyst for one of our wholly owned subsidiaries, Marathon Petroleum Company LP, and she has been employed by us for 24 years. Darla Burns is the sister of Gary Heminger. In 2009, Ms. Burns was paid cash compensation in the amount of $119,522 and also received education reimbursements and tuition aid in the amount of $10,300.

Related Person Transactions Policies and Procedures

We expect that our board of directors will adopt a policy, which will be made available on our Web site, that will require our executive officers, directors and nominees for director to promptly notify our Corporate Secretary in writing of any transaction in which:

•	the amount exceeds $120,000;

•	MPC is, was or is proposed to be a participant; and

•	such person or such person’s immediate family members or related persons, has, had or may have a direct or indirect material interest.

We refer to any such transaction as a related person transaction.

Subject to certain exceptions to be delineated in the policy, related person transactions will be required to be brought to the attention of the Corporate Governance and Nominating Committee of our board of directors, or any other committee designated by our board of directors that consists solely of independent directors, for an assessment of whether the transaction or proposed transaction should be permitted to proceed. In deciding whether to approve or ratify the related person transaction, the committee would be required to consider all relevant facts and circumstances, including the materiality of the related person’s direct or indirect interest in the transaction, the materiality of the related person transaction to us, the impact of the related person transaction on the related person, the impact of the related person transaction on the related person’s independence and the actual or apparent conflict of interest of the related person participating in the related person transaction. If the committee determines that the related person has a direct or indirect material interest in any such transaction, the committee will be required to review and approve, ratify or disapprove the related person transaction.

In addition to this policy, our Code of Business Conduct and our Code of Ethics for Senior Financial Officers—both of which will be available on our Web site – will have specific provisions addressing actual and potential conflicts of interest. Our Code of Business Conduct will provide that all directors, officers and employees must ensure that business decisions they make and actions they take on behalf of our company are not influenced by personal considerations or personal relationships and will require appropriate disclosures of potential conflicts of interest. Similarly, the Code of Ethics for Senior Financial Officers will require our chief executive officer, chief financial officer and chief accounting officer to act with honesty and integrity in the handling of apparent conflicts of interest between personal and professional relationships.

RELATIONSHIP WITH MARATHON OIL AFTER THE SPIN-OFF

Historical Relationship with Marathon Oil

We are currently a wholly owned subsidiary of Marathon Oil. Our company was incorporated in Delaware as of November 9, 2009, in connection with an internal restructuring. Marathon Oil will transfer to us the capital stock or other equity interests in subsidiaries that own generally all the assets, and are obligated on generally all the liabilities, comprising Marathon Oil’s refining, marketing and transportation business, which Marathon Oil intends to separate from its other operations. As a result of these historical parent-subsidiary relationships, in the ordinary course of our business, we and our subsidiaries have received various services provided by Marathon Oil and some of its other subsidiaries, including accounting, treasury, tax, legal, risk management, public affairs, human resources, procurement, information technology and other services. We have also purchased 5% or less of our net crude oil needs from Marathon Oil at prices we believe to be equivalent to arm’s-length market prices. Our historical combined financial statements include allocations by Marathon Oil of a portion of its overhead costs related to those services. These cost allocations have been determined on a basis that we and Marathon Oil consider to be reasonable reflections of the use of those services.

We also have historical agreements with Marathon Oil relating to the operation of certain pipelines in which it owns an interest. We provide Department of Transportation (“DOT”) compliance oversight for several of these pipelines that are DOT-regulated pipelines, and operational and maintenance functions for other pipelines, under agreements that are either terminable by us with six or 12 months notice or are scheduled to terminate no later than June 30, 2014. Under these agreements, we are reimbursed certain costs and receive management fees from Marathon Oil of less than $5 million annually.

Marathon Oil’s Distribution of Our Stock

Marathon Oil will be our sole stockholder until completion of the spin-off. In the spin-off, Marathon Oil is distributing its entire equity interest in us to its stockholders in a transaction that is intended to be tax free to Marathon Oil and its U.S. stockholders. The spin-off will be subject to a number of conditions, some of which are more fully described above under “The Spin-Off—Spin-Off Conditions and Termination.”

Agreements Between Marathon Oil and Us

In the discussion that follows, we have described the material provisions of agreements we intend to enter into with Marathon Oil. The description of those agreements is not complete and is qualified by reference to the terms of the agreements, the forms of which are included as exhibits to the registration statement on Form 10 of which this information statement is a part. We encourage you to read the full text of those agreements. The terms of those agreements have not yet been finalized; changes, some of which may be material, may be made prior to the spin-off. We will enter into those agreements prior to the completion of the spin-off in the context of our relationship as a wholly owned subsidiary of Marathon Oil. Some of the terms of those agreements may not be the same as those we could obtain in arm’s-length negotiations with unaffiliated third parties.

Separation and Distribution Agreement

The separation and distribution agreement will contain the key provisions relating to the spin-off, including provisions relating to the principal intercompany transactions required to effect the spin-off, the conditions to the spin-off and provisions governing the relationships between Marathon Oil and us after the spin-off.

Reorganization, Distribution and Conditions to the Distribution. The separation and distribution agreement is expected to provide that, on or prior to the record date for the spin-off:

•

Marathon Oil will complete a multi-step reorganization of its subsidiaries, with the result that we will own, directly or indirectly, all the outstanding equity interests in Marathon Petroleum Company LP and substantially all other subsidiaries of Marathon Oil that are or have been engaged in Marathon Oil’s refining, marketing and transportation business;

•

we will effectuate a recapitalization pursuant to which all of the existing shares of our common stock are exchanged for or converted into a number of shares of our common stock sufficient to effect the distribution;

•	all intercompany loans between Marathon Oil and us will be repaid;

•

Marathon Oil will use commercially reasonable efforts to have us released from all financial instruments that are primarily for its benefit and on which we are primarily or secondarily liable, and we will use commercially reasonable efforts to have Marathon Oil released from all financial instruments that are primarily for our benefit and on which Marathon Oil is primarily or secondarily liable.

The separation and distribution agreement will also govern the ownership of intellectual property between us and Marathon Oil as of the distribution date.

Marathon Oil’s transfer to us of the subsidiaries that operate our business and related assets will occur prior to the distribution of our common stock to Marathon Oil’s stockholders. The transfer by Marathon Oil will be made on an “as is, where is” basis without any representations or warranties, and we will bear the economic and legal risks of the ownership and operation of the downstream business both before and after the distribution date. Marathon Oil generally will not retain any of the liabilities of the subsidiaries contributed to us or liabilities associated with the related assets contributed to us and we and the contributed subsidiaries will agree to perform and fulfill all the liabilities arising out of the operation of the downstream business.

The conditions to the spin-off, which will be set forth in the separation and distribution agreement, are summarized under “The Spin-Off—Spin-Off Conditions and Termination.” Marathon Oil has reserved the right to determine whether to proceed with the distribution of our common stock to Marathon Oil’s stockholders, the timing of the distribution and whether to amend or modify the terms of the distribution and the related transactions at any time prior to the distribution date.

Release of Liabilities, Indemnification and Insurance. The separation and distribution agreement will contain provisions regarding the release of intercompany claims and liabilities, except liabilities specifically provided for in the separation and distribution agreement or the other agreements entered into in connection with the spin-off which are described below, intercompany account liabilities, and liabilities that, if released, would release third parties. In addition, the separation and distribution agreement will provide for cross-indemnities between Marathon Oil and us. In general, Marathon Oil will be required to indemnify us for any liabilities relating to Marathon Oil’s historical oil and gas exploration and production operations, oil sands mining operations and integrated gas operations, and we will be required to indemnify Marathon Oil for any liabilities relating to Marathon Oil’s historical downstream operations. The separation and distribution agreement will also provide for the allocation of, or otherwise address, benefits between Marathon Oil and us under existing insurance policies following the spin-off for occurrences prior to the spin-off and will set forth procedures for the administration of insured claims.

Nonsolicitation of Employees and Maintenance of Confidentiality. We and Marathon Oil will each agree, subject to certain exceptions, not to solicit for employment any employee of the other party for a period of one year following the spin-off. In addition, the separation and distribution agreement will provide for each of Marathon Oil and us to preserve the confidentiality of all confidential or proprietary information of the other party for five years following the spin-off, subject to customary exceptions, including disclosures required by law, court order or government regulation.

Payment of Expenses. Except as provided in the separation and distribution agreement or in any related agreement, each of Marathon Oil and MPC will pay all third-party fees, costs and expenses paid or incurred by it in connection with the preparation, execution, delivery and implementation of the separation and distribution agreement, any related agreement, our registration statement on Form 10, the distribution and the completion of the transactions contemplated thereby, provided that Marathon Oil generally will pay any non-recurring third-party fees, costs and expenses in connection with the foregoing incurred prior to the spin-off that Marathon Oil deems necessary to effect the spin-off, such as investment banker fees, outside legal and accounting fees relating to the spin-off, office move costs, costs to separate information systems and temporary consulting costs, and we generally will pay any non-recurring third-party fees, costs and expenses in connection with the foregoing incurred prior to the spin-off that are expected to benefit us following the spin-off in the ordinary course of business, such as recruiting and relocation expenses associated with hiring key senior management positions new to us, other employee compensation expenses and temporary labor used to develop ongoing processes. Except as provided in the separation and distribution agreement or any related agreement, all fees, costs and expenses incurred by a party after the spin-off will be borne by that party.

Dispute Resolution. In the event of a dispute between Marathon Oil and us under the separation and distribution agreement or any of the other agreements entered into in connection with the spin-off, we have agreed to submit the dispute: first, to negotiation between our senior executives; second, to mediation; and third, to binding arbitration.

Tax Sharing Agreement

On or before the distribution date, we and Marathon Oil will enter into a tax sharing agreement that will govern the respective rights, responsibilities and obligations of Marathon Oil and us with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. References in this summary description of the tax sharing agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

The results of our operations and those of our eligible subsidiaries are currently reflected in Marathon Oil’s consolidated return for U.S. federal income tax purposes and certain consolidated, combined and unitary returns for state tax purposes. However, for periods (or portions thereof) beginning after the spin-off, we will not join with Marathon Oil in the filing of any income tax returns.

Under the tax sharing agreement, except as described below, Marathon Oil will be responsible for: (1) all U.S. federal, state, local and foreign income taxes attributable to Marathon Oil or any of its subsidiaries for any tax period that begins after the date of the spin-off (and for any tax period that begins on or before and ends after the date of the spin-off, for the portion of that period after the date of the spin-off), other than such taxes arising as a result of the spin-off and related internal restructuring of Marathon Oil; and (2) all taxes arising as a result of the spin-off (or certain related transactions) to the extent such taxes arise as a result of any breach on or after the date of the spin-off of any representation, warranty, covenant or other obligation of Marathon Oil or of a subsidiary of Marathon Oil made in connection with the issuance of the private letter ruling or the tax opinion relating to, among other things, the qualification of the spin-off as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes or in the tax sharing agreement. We will be responsible for all taxes attributable to us or one of our subsidiaries, whether accruing before, on or after the spin-off, including: (1) all taxes attributable to us or any of our subsidiaries for any tax period that ends on or before the date of the spin-off (and for any tax period that begins on or before and ends after the date of the spin-off, for the portion of that period on or before the date of the spin-off), other than such taxes arising as a result of the spin-off; (2) all taxes arising as a result of the spin-off (or certain related transactions) to the extent such taxes are attributable to actions taken by us or our affiliates or any breach by us or our affiliates any representation, warranty, covenant or other obligation set forth in the private letter ruling, the tax opinion or tax sharing agreement; and (3) certain tax liabilities associated with the 2005 transactions in which we acquired the minority interest in our refining joint venture from Ashland.

We will be responsible for preparing and filing all income tax returns that include us or one of our subsidiaries other than any consolidated, combined or unitary income tax return that includes us or one of our subsidiaries, on the one hand, and Marathon Oil or one of its subsidiaries (other than us or any of our subsidiaries), on the other hand, and we will have the authority to respond to and conduct all tax proceedings, including tax audits, involving any taxes or any deemed adjustment to taxes reported on such tax returns. Marathon Oil will be responsible for preparing and filing all consolidated, combined or unitary income tax returns that include us or one of our subsidiaries, on the one hand, and Marathon Oil or one of its subsidiaries (other than us or any of our subsidiaries), on the other hand, and Marathon Oil will have the authority to respond to and conduct all tax proceedings, including tax audits, relating to taxes or any deemed adjustment to taxes reported on such tax returns. We will be entitled to participate in any tax proceeding involving any taxes or deemed adjustment to taxes for which we may be liable under the tax sharing agreement. The tax sharing agreement further provides for cooperation between Marathon Oil and our company with respect to tax matters, the exchange of information and the retention of records that may affect the tax liabilities of the parties to the agreement.

The tax sharing agreement will contain covenants intended to protect the tax-free status of the spin-off and certain internal restructuring transactions. These covenants may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business and may discourage or delay a change of control that you may consider favorable. In general, we will covenant that, during the two-year period immediately after the spin-off:

•

We will agree not to sell or otherwise issue, or redeem or otherwise purchase any of our stock or rights to acquire such stock except for certain acquisitions of stock by employees or other persons in connection with the performance of services and certain acquisitions of stock by retirement plans.

•

We will not solicit any person to make a tender offer for, or otherwise acquire or sell, our stock or rights to acquire our stock, or participate in or support any unsolicited tender offer for, or other acquisition, issuance or disposition of, our stock or rights to acquire such stock if, in either case, individually or in the aggregate, such transaction together with any transaction occurring within the period beginning two years before the spin-off and any other transaction which is part of a plan or series of related transactions that includes the spin-off, could result in one or more persons acquiring, directly or indirectly, 40% or more, by vote or value, of our stock or stock of any successor of ours.

•	We will not sell, transfer, or otherwise dispose of more than 50 percent of the assets used in our refining, marketing and transportation businesses, except in the ordinary course of business.

•

We will not, and will cause our subsidiaries to not, agree to liquidate or engage in any transaction involving a merger, consolidation or other reorganization; provided, however, that certain mergers or liquidations of our direct or indirect wholly owned subsidiaries with and into us or with our other direct or indirect wholly owned subsidiaries generally will be permitted.

Notwithstanding the foregoing, we will be permitted to take any of the actions restricted by such covenants if Marathon Oil provides us with prior written consent for such action, or we provide Marathon Oil with a private letter ruling or rulings from the IRS, or an unqualified opinion of counsel, in either case acceptable to Marathon Oil, to the effect that such action will not affect the tax-free nature of the spin-off (and certain internal restructuring transactions), but we will remain liable for any liabilities, taxes and other charges imposed on Marathon Oil as a result of the spin-off (and certain related transactions) failing to qualify as tax-free transactions as a result of any such action.

Though valid as between the parties, the tax sharing agreement is not binding on the IRS and does not affect the several liability of Marathon Oil and us for all U.S. federal taxes of the Marathon Oil consolidated group relating to periods before the distribution date.

Employee Matters Agreement

On or before the distribution date, we and Marathon Oil will enter into an employee matters agreement, which will provide that each of Marathon Oil and MPC will have responsibility for its own employees and compensation plans. The agreement will contain provisions concerning benefit protection for Marathon Oil employees who become our employees prior to December 31, 2011, treatment of holders of Marathon Oil stock options, stock appreciation rights, restricted stock and restricted stock units, and performance units and cooperation between us and Marathon Oil in the sharing of employee information and maintenance of confidentiality. The terms described below are based on our current expectations but are subject to approval by the compensation committee of Marathon Oil’s board of directors or by Marathon Oil’s board of directors.

Treatment of Retirement, Health and Welfare Plans. In general, our employees currently participate in various retirement, health and welfare, and other employee benefit plans. Following the spin-off, we anticipate that our employees will generally continue to participate in the same plans or will participate in similar plans and arrangements that we will establish and maintain. Pursuant to the employee matters agreement, effective as of the distribution date, we and Marathon Oil will each retain responsibility for our respective employees and compensation plans.

In several locations outside the United States, it likely will not be feasible to establish retirement or welfare plans due to the small number of employees at those locations. In those situations, we will establish alternative compensation or benefit programs to comply with our obligations to affected employees.

Treatment of Stock Options. The employee matters agreement will provide that each outstanding option to purchase shares of Marathon Oil common stock that is vested, whether held by a current or former officer or employee of Marathon Oil or a current or former officer or employee of MPC, generally will be adjusted so that the holders of the options will hold options to purchase both Marathon Oil and MPC common stock. This replacement will be implemented in a manner such that, following the spin-off, the exercise price of the adjusted Marathon Oil option will equal the trading price of a share of Marathon Oil stock after the spin-off multiplied by a fraction, the numerator of which is the original Marathon Oil option exercise price, and the denominator of which is the trading price of a share of Marathon Oil stock before the spin-off (which includes MPC). The exercise price of the substitute MPC option will equal the trading price of our common stock after the spin-off multiplied by a fraction, the numerator of which is the original Marathon Oil option exercise price, and the denominator of which is the trading price of a share of Marathon Oil common stock before the spin-off (which includes MPC). The number of shares of Marathon Oil common stock subject to the adjusted Marathon Oil option will equal the number of shares subject to the original Marathon Oil option multiplied by a fraction, the numerator of which is the aggregate spread of the original Marathon Oil option, calculated as of the distribution date, and the denominator of which is the sum of (a) the post-distribution trading price of Marathon Oil common stock minus the adjusted Marathon Oil exercise price and (b) the product of (1) the distribution ratio of 0.5 (based on one share of MPC common stock for every two shares of Marathon Oil common stock outstanding as of the record date) and (2) the trading price of our common stock after the spin-off minus the exercise price of the substitute MPC option. Both options, when combined, will generally preserve the intrinsic value (the difference between the exercise price of the option and the fair market value of the underlying stock) of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option. The substitute MPC option will take into account all employment with Marathon Oil for purposes of determining when the option becomes exercisable and when it terminates. All other terms of the adjusted Marathon Oil option and the substitute MPC option will be substantially the same as the original option. Fractional shares will be disregarded, and the number of shares subject to such options will be rounded down to the next lower whole number of shares. As of December 31, 2010, there were outstanding options to purchase approximately 11.54 million shares of Marathon Oil common stock that would be replaced in this manner. A small number of employees in Marathon Oil’s international operations will have their vested stock options adjusted in the same manner as unvested options, which is described below.

The employee matters agreement will provide that each outstanding option to purchase shares of Marathon Oil common stock that has not vested and that is held by a current or former officer or employee of Marathon Oil who does not become an officer or employee of MPC immediately after the spin-off will be replaced with an adjusted Marathon Oil option. Each of those adjusted options will generally preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of Marathon Oil common stock by adjusting the exercise price as described in the immediately preceding paragraph. The number of shares of Marathon Oil common stock subject to the adjusted Marathon Oil option will equal the number of shares subject to the original Marathon Oil option multiplied by a fraction, the numerator of which is the aggregate spread of the original Marathon Oil option, calculated as of the distribution date, and the denominator of which is the post-distribution trading price of Marathon Oil common stock minus the adjusted Marathon Oil exercise price. Fractional shares will be disregarded, and the number of shares subject to such options will be rounded down to the next lower whole number of shares. All other terms of the adjusted option will be substantially the same as the original option. As of December 31, 2010, there were outstanding options to purchase approximately 5.3 million shares of Marathon Oil common stock that would be adjusted in this manner. There are no unvested options to purchase shares of Marathon Oil common stock held by former officers or former employees.

The employee matters agreement will provide that each outstanding option to purchase shares of Marathon Oil common stock that has not vested and that is held by a person who is or will be an officer or employee of ours immediately after the spin-off will be replaced with a substitute option to purchase shares of our common stock. The substitute option will generally preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock by adjusting the exercise price as described above. The number of shares of MPC common stock subject to the substitute MPC option will equal the number of shares subject to the original Marathon Oil option multiplied by a fraction, the numerator of which is the aggregate spread of the original Marathon Oil option calculated as of the distribution date, and the denominator of which is the trading price of our common stock after the spin-off minus the exercise price of the substitute MPC option. Fractional shares will be disregarded, and the number of shares subject to such options will be rounded down to the next lower whole number of shares. The substitute option will take into account all employment with both Marathon Oil and us for purposes of determining when the option becomes exercisable and when it terminates. All other terms of the substitute option will be substantially the same as the original option. As of December 31, 2010, there were outstanding options to purchase approximately 2.75 million shares of Marathon Oil common stock that would be replaced in this manner.

Treatment of Stock Appreciation Rights. The employee matters agreement will provide that, following the distribution date, each outstanding vested Marathon Oil stock appreciation right will be replaced with both and adjusted Marathon Oil stock appreciation right and an MPC stock appreciation right. This replacement will be implemented in a manner such that immediately following the spin-off, the exercise price of the adjusted Marathon Oil stock appreciation right will equal the trading price of a share of Marathon Oil stock after the spin-off multiplied by a fraction, the numerator of which is the original Marathon Oil stock appreciation right exercise price, and the denominator of which is the trading price of a share of Marathon Oil stock before the spin-off (which includes MPC). The exercise price of the substitute MPC stock appreciation right will equal the trading price of our stock after the spin-off multiplied by a fraction, the numerator of which is the original Marathon Oil stock appreciation right exercise price, and the denominator of which is the trading price of a share of Marathon Oil stock before the spin-off (which includes MPC). The number of shares of Marathon Oil common stock subject to the adjusted Marathon Oil stock appreciation right will equal the number of shares subject to the original Marathon Oil stock appreciation right multiplied by a fraction, the numerator of which is the aggregate spread of the original Marathon Oil stock appreciation right, calculated as of the distribution date, and the denominator of which is the sum of (a) the post-distribution trading price of Marathon Oil common stock minus the adjusted Marathon Oil exercise price and (b) the product of (1) the distribution ratio of 0.5 and (2) the trading price of our common stock after the spin-off minus the exercise price of the substitute MPC stock appreciation right. Both stock appreciation rights, when combined, will generally preserve the aggregate intrinsic value (the difference between the grant price of the stock appreciation right and the fair market value of the underlying stock) of the original stock appreciation right. However, fractional shares subject to such stock appreciation rights will be disregarded. A small number of employees in Marathon Oil’s international operations will have their vested stock appreciation rights adjusted by adjustments to the number of shares of Marathon Oil common stock subject to those stock appreciation rights and the exercise price of those stock appreciation rights. There are no outstanding stock appreciation rights issued by Marathon Oil that have not yet vested.

Treatment of Restricted Stock. The employee matters agreement will provide that (1) each Marathon Oil restricted stock award that is outstanding at the time of the spin-off and held by a person who is not and will not become an officer or employee of MPC immediately after the spin-off will be replaced with an adjusted Marathon Oil restricted stock award, which will generally preserve the value of the original award and (2) each Marathon Oil restricted stock award that is outstanding at the time of the spin-off and held by a person who is or will become an officer or employee of ours immediately after the spin-off will be replaced with a substitute MPC restricted stock awards, which will generally preserve the value of the original award, determined as of the distribution date. These restricted stock awards will be subject to the same vesting conditions as the original restricted stock awards. If any shares of MPC restricted stock are forfeited by the holder, the shares will revert to MPC. Similarly, if any shares of Marathon Oil restricted stock are forfeited by the holder, the shares will revert to Marathon Oil.

Treatment of Restricted Stock Units. The employee matters agreement will provide that each outstanding Marathon Oil restricted stock unit held by a person who is or will be an officer or employee or nonemployee director of ours immediately after the spin-off will be converted into substitute MPC restricted stock units, which will generally preserve the value of the original award. The employee matters agreement will provide that each outstanding Marathon Oil restricted stock unit held by a person who was or is an officer or employee or nonemployee director of Marathon Oil prior to the spin-off (and does not become an officer, employee or director of MPC immediately following the spin-off) will be adjusted at the time of the spin-off to generally preserve the value of the original restricted stock unit award, determined as of the distribution date. The substitute restricted stock units will take into account all employment or service as a director with both Marathon Oil and us for purposes of determining when the restricted stock units vest.

Treatment of Performance Units

Performance units having a three-year performance period have been granted to Marathon Oil officers. At the effective time of the spin-off, three groups of performance unit grants will be outstanding: the 2009 grant for the 2009-2011 performance period; the 2010 grant for the 2010-2012 performance period; and the 2011 grant for the 2011-2013 performance period. The value of these performance units will be calculated using the relative total stockholder return (“TSR”) of Marathon Oil as compared to its peer companies in the Amex Oil Index. However, pursuant to the employee matters agreement, the distribution date (rather than the end of the three-year performance period) will be treated as the end of the relevant performance period for purposes of this calculation. For the performance units granted in 2009, each holder of performance units will receive a payment based on the performance of Marathon Oil using the relative TSR measure, and this payment will not be prorated. For the performance units granted in 2010 and 2011, each holder of performance units will receive a prorated payment based on the performance of Marathon Oil using the relative TSR measure, and the portion of the performance period actually completed. For example, if the distribution date occurs on June 30, 2011, the 2010 grant of performance units will be valued based on Marathon Oil’s relative TSR through June 30, 2011, and then the value of the units will be multiplied by one-half to reflect the fact that one-half of the original performance period was completed as of the distribution date.

No Change in Control. The spin-off will not constitute a change in control for purposes of the Marathon Oil equity plans, and therefore no vesting of awards will occur as a result of the spin-off.

Entitlement to Tax Deductions. We generally will be entitled to claim all tax deductions for compensation arising after the spin-off from the exercise of substitute MPC options and adjusted Marathon Oil options held by current or former officers, employees or directors of MPC, the vesting of MPC restricted stock or the vesting of restricted stock units held by current or former employees of ours, and Marathon Oil will not claim any such deduction. Marathon Oil generally will be entitled to claim all tax deductions for compensation arising after the spin-off from the exercise of substitute MPC stock options and adjusted Marathon Oil options held by current or former officers, employees or directors of Marathon Oil, the vesting of Marathon Oil restricted stock or the vesting of Marathon Oil restricted stock units held by current Marathon Oil officers, employees or directors, and we will not claim any such deduction.

Transition Services Agreement

On or before the distribution date, we and Marathon Oil will enter into a transition services agreement under which we and Marathon Oil will provide and/or make available various administrative services and assets to each other, for the one-year period beginning on the distribution date. We anticipate the services Marathon Oil will provide us will include:

•	administrative services;

•	accounting services;

•	procurement services;

•	health, environmental and safety services;

•	information technology services;

•	legal services;

•	natural gas administration services;

•	tax services; and

•	treasury services.

We anticipate the services we will provide to Marathon Oil will include:

•	accounting services;

•	health, environmental and safety services;

•	human resources services;

•	information technology services;

•	legal services;

•	marketing and transportation engineering services;

•	tax services; and

•	treasury services.

In consideration for such services, we and Marathon Oil will each pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services.

The personnel performing services under the transition services agreement will be employees and/or independent contractors of the party providing the service and will not be under the direction or control of the party to whom the service is being provided.

The transition services agreement will also contain customary mutual indemnification provisions.

Any extension or renewal of the transition services agreement beyond the first year following the spin-off will be subject to the mutual agreement of Marathon Oil and us.

Office Lease and Subleases

We and Marathon Oil expect to enter into agreements with respect to the lease or sublease of certain office space to each other following the spin-off. We expect that Marathon Oil will lease or sublease office space to us in Houston, Texas, Washington, D.C., Calgary, Alberta, and London, England. The rental amounts under those lease and sublease arrangements will be priced at levels reflecting either market rates or a pro rata share of square footage utilized.

MANAGEMENT

Board of Directors

General

Under Delaware law, the business and affairs of MPC will be managed under the direction of its board of directors. The MPC certificate of incorporation and by-laws provide that the number of directors may be fixed by the board from time to time, provided that there are always at least three directors. As of the distribution date, the board of directors of MPC is expected to consist of the individuals listed below (ages as of June 30, 2011). The present principal occupation or employment and five-year employment history of each individual is set forth below under “—Biographical Information Relating to Directors.” Each of the individuals listed below is a citizen of the United States.

Name	Age
David A. Daberko	65
William L. Davis	67
Gary R. Heminger	57
Charles R. Lee	71
Seth E. Schofield	71
John W. Snow	71
Thomas J. Usher	68

The specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director are as follows.

David A. Daberko. Mr. Daberko has 39 years of work experience, including 12 years as Chairman and Chief Executive Officer of National City Corporation. In that position, Mr. Daberko dealt with many of the major issues that we deal with today, such as financial, strategic, technology, compensation, management development, acquisitions, capital allocation, government and stockholder relations. His service on other boards of companies listed on the NYSE has given him exposure to different industries and approaches to governance and other key issues. In addition, he has a valuable financial background from his education and work experiences. Mr. Daberko is expected to be named as one of our financial experts serving on the Audit Committee.

William L. Davis. As a former chairman and chief executive officer, Mr. Davis has experience running a publicly traded company. He has dealt with many of the major issues that we deal with today, such as financial, strategic, technology, compensation, management development, acquisitions, capital allocation, government and stockholder relations. Also, his previous and current board positions on three other publicly traded company boards have given him exposure to different industries and approaches to governance and other key issues.

Gary R. Heminger. As our President and Chief Executive Officer, Mr. Heminger establishes the strategic direction of our company under the guidance of our Board. He has over 35 years of experience working for us in a variety of executive and management positions and has extensive knowledge of every aspect of our business. His knowledge and experience of handling the day-to-day issues affecting our business provide the Board with invaluable information necessary to direct the business and affairs of our company.

Charles R. Lee. As a result of his positions as chairman and chief executive officer of Verizon Communications and various other executive, financial and management positions, Mr. Lee has valuable experience in managing many of the major issues that we deal with today, such as financial, strategic, technology, compensation, management development, acquisitions, capital allocation, government and stockholder relations. His service on the board of four other publicly traded companies has provided him exposure to different industries and approaches to governance and other key issues. Mr. Lee also has extensive financial and accounting expertise and is expected to be named as one of the Audit Committee financial experts.

Seth E. Schofield. As a former chairman and chief executive officer, Mr. Schofield has experience running a publicly traded company. He has dealt with many of the major issues that we deal with today, such as financial, strategic, technology, compensation, management development, acquisitions, capital allocation, government and stockholder relations. Also, his previous and current board positions on three other publicly traded company boards have given him exposure to different industries and approaches to governance and other key issues.

John W. Snow. Through his position as Chairman of one of the world’s leading private investment firms, former position as Secretary of the Treasury, former chairman and CEO of a publicly traded company, and other appointments and positions, Mr. Snow has managed many of the major issues that we deal with today, such as financial, strategic, technology, regulatory, compensation, personnel development, capital allocation and public relations. Also, his experience on other publicly traded company boards has given him exposure to different industries and approaches to governance and other key issues.

Thomas J. Usher. It is expected that Mr. Usher will serve as our Chairman of the Board. He was the former chairman of Marathon Oil and former chairman and CEO of USX Corporation. Through these and other executive and management positions, he has gained extensive knowledge of the refining, marketing and transportation business and has managed many of the major issues that we deal with today, such as financial, strategic, technology, regulatory, compensation, personnel development, capital allocation and public relations. His experience on other publicly traded company boards has also given him exposure to different industries and approaches to governance and other key issues.

Biographical Information Relating to Directors

The present principal occupation or employment and five-year employment history of each individual is set forth below.

Mr. Daberko graduated from Denison University with a bachelor’s degree and from Case Western Reserve University with a master’s degree in business administration. He joined National City Bank in 1968 as a management trainee and held a number of management positions within the company. In 1985, he led the assimilation of the former BancOhio National Bank into National City Bank, Columbus. In 1987, Mr. Daberko was elected Deputy Chairman of the corporation and President of National City Bank in Cleveland. He served as President and Chief Operating Officer from 1993 until 1995 when he was named Chairman and Chief Executive Officer. He retired as Chief Executive Officer in June 2007 and as Chairman in December 2007. Mr. Daberko serves on the Board of Directors of Chesapeake Midstream Partners, L.P. and RPM International, Inc. He is a trustee of Case Western Reserve University, University Hospitals Health System and Hawken School. Mr. Daberko also previously served, within the last five years, as a director of National City Corporation and OMNOVA Solutions, Inc. Mr. Daberko is one of the named financial experts serving on Marathon Oil’s Audit and Finance Committee. Mr. Daberko has been a director of Marathon Oil since 2002.

Mr. Davis graduated from Princeton University in 1965 with a bachelor’s degree. From 1977 through 1997 he held a variety of positions with Emerson Electric Company, including the position of President of two of its subsidiaries, Appleton Electric Company and Skil Corporation, and Senior Executive Vice President for the Emerson Tool Group, the Industrial Motors and Drives Group and the Process Control Group. Mr. Davis joined R.R. Donnelley & Sons Company in 1997 as the Chairman and Chief Executive Officer. In 2001, he accepted the responsibility as President of the company. Mr. Davis retired as Chairman, President and Chief Executive Officer of R.R. Donnelley & Sons Company in February 2004. Mr. Davis serves on the Board of Directors of Air Products and Chemicals, Inc. He also serves on the Board of Directors of Northshore University Health System, previously serving as Chairman of the Board. Mr. Davis is a former Director of Mallinckrodt. Mr. Davis has been a director of Marathon Oil since 2002.

Mr. Heminger graduated from Tiffin University in 1976 with a bachelor’s degree in accounting while already employed by Marathon Oil Company in Findlay, Ohio. He earned a master’s degree in business administration from the University of Dayton, Ohio, in 1982, and attended the Wharton School Advanced

Management Program in 1999. Mr. Heminger is President of Marathon Petroleum Company LP (which, together with its predecessor entities, including Marathon Ashland Petroleum LLC, we refer to as “Marathon Petroleum Company LP”), a wholly owned subsidiary of Marathon Oil, and President of MPC. He assumed responsibility as President of Marathon Petroleum Company LP in September 2001 and as President of MPC in April 2010. He also serves as Executive Vice President—Downstream of Marathon Oil and as a member of Marathon Oil’s Executive Committee. He joined Marathon Oil in 1975 and was appointed to his current position with Marathon Oil in July 2005. Mr. Heminger’s more than 35 years with Marathon Oil include experience in a variety of groups and functions, including service in various financial, marketing, commercial and administrative roles. Mr. Heminger is chairman of the Board of Trustees of Tiffin University. He is past chairman of both the American Petroleum Institute Downstream Committee and Louisiana Offshore Oil Port, and a member of the Oxford Institute for Energy Studies. He also serves on the Board of Directors of Fifth Third Bancorp, the Board of Directors and Executive Committee for the National Petrochemical & Refiners Association as well as the Board of the U.S.-Saudi Arabian Business Council.

Mr. Lee received his bachelor’s degree in metallurgical engineering from Cornell University and a master’s degree in business administration with distinction from the Harvard Graduate School of Business Administration. He served in various financial and management positions before becoming Senior Vice President of Finance for Penn Central Corp. and then Columbia Pictures Industries Inc. In 1983, Mr. Lee joined GTE Corporation (which merged with Bell Atlantic Corporation to form Verizon Communications in 2000) as Senior Vice President of Finance and in 1986 was named Senior Vice President of Finance and Planning. He was elected President, Chief Operating Officer and a Director in December 1988 and was elected Chairman of the Board and Chief Executive Officer of GTE in 1992. Mr. Lee served as Chairman of the Board and Co-CEO of Verizon Communications from June 30, 2000, through March 31, 2002, and served as non-executive Chairman of the Board from April 2002 to December 2003. Mr. Lee serves on the Boards of Directors of United States Steel Corporation, United Technologies Corporation and DIRECTV. Mr. Lee is a member of the Board of Overseers of Weill Cornell Medical College and is a member of The Business Council. Mr. Lee is also a Trustee Emeritus and Presidential Councilor of Cornell University. Mr. Lee also has extensive financial and accounting expertise and is one of Marathon Oil’s Audit and Finance Committee financial experts. Mr. Lee has been a director of Marathon Oil since 1991.

Mr. Schofield graduated from the Harvard Business School Program for Management Development in 1975. He served in various corporate staff positions after joining USAir in 1957 and became Executive Vice President of Operations in 1981. Mr. Schofield served as President and Chief Operating Officer from 1990 until 1991. He was elected President and Chief Executive Officer in 1991 and became Chairman of the boards of USAir Group and USAir, Inc. in 1992. He retired in January 1996. Mr. Schofield is the presiding director of United States Steel Corporation and lead director of Calgon Carbon Corp. Mr. Schofield has been a director of Marathon Oil since 1994.

Mr. Snow graduated from the University of Toledo in 1962 with a bachelor’s degree. He also holds a master’s degree from Johns Hopkins University and a doctorate in economics from the University of Virginia. Mr. Snow graduated with a law degree from George Washington University in 1967. He joined Cerberus Capital Management, L.P. as Chairman in October 2006. Mr. Snow was sworn into office as U.S. Secretary of the Treasury in February 2003, where he served until leaving office in June 2006. Prior to becoming Secretary of the Treasury, he was Chairman and Chief Executive Officer of CSX Corporation. He also held several high-ranking positions in the Department of Transportation during the Ford Administration. Mr. Snow is a Director of Verizon Communications Inc. He is a former co-chairman of the Conference Board’s Blue-Ribbon Commission on Public Trust and Private Enterprise. He also served as co-chairman of the National Commission on Financial Institution Reform, Recovery and Enforcement. Prior to serving as Secretary of the Treasury, Mr. Snow served on various corporate and nonprofit boards, including the American Enterprise Institute and Johns Hopkins University. He previously served as a member of USX Corporation’s Board of Directors from March 1995 through December 2001. Mr. Snow has been a director of Marathon Oil since 2006.

Mr. Usher graduated from the University of Pittsburgh with a bachelor’s of science degree in industrial engineering, a master’s of science degree in operations research and a doctorate in systems engineering. He joined United States Steel Corporation (later renamed USX Corporation) in 1965 and held various positions in industrial engineering. From 1975 through 1979, he held a number of management positions at U.S. Steel’s South and Gary Works. Mr. Usher was elected Executive Vice President of Heavy Products in 1986, President of U.S. Steel Group and Director of USX in 1991, President and Chief Operating Officer of USX in 1994 and Chairman of the Board and Chief Executive Officer effective July 1, 1995. He retired from United States Steel Corporation as Chief Executive Officer in September 2004 and as non-executive Chairman of the Board on February 1, 2006. Mr. Usher serves on the Boards of Directors of H. J. Heinz Co., The PNC Financial Services Group, Inc. and PPG Industries, Inc. He previously served, within the past five years, as Chairman of the Board for United States Steel Corporation. Mr. Usher is a member of the Board of Trustees of the University of Pittsburgh, a Board of Directors member of the Extra Mile Education Foundation, and a member of The Business Council. Mr. Usher is Chairman of the Board of Marathon Oil and former chairman and CEO of USX Corporation. Mr. Usher has been a director of Marathon Oil since 1991.

We expect that each of Messrs. Daberko, Davis, Lee, Schofield, Snow and Usher will resign from the Marathon Oil board of directors, and Mr. Heminger will resign from his positions with Marathon Oil, upon completion of the spin-off.

Executive Officers

The individuals listed below (with their ages as of June 30, 2011) are expected to be executive officers of MPC as of the distribution date. The business address of each of the individuals listed below is 539 South Main Street, Findlay, Ohio 45840-3229. The present principal occupation or employment and five-year employment history of each individual follows the list below (except that the five-year employment history for Mr. Heminger is presented above, following the listing of expected members of the board of directors of MPC). We expect that these individuals will resign from their respective positions with Marathon Oil upon completion of the spin-off. Each of the individuals listed below is a citizen of the United States.

Name	Age	Position with MPC
Gary R. Heminger	57	President and Chief Executive Officer
Pamela K.M. Beall	54	Vice President, Investor Relations and Government & Public Affairs
Richard D. Bedell	56	Senior Vice President, Refining
Thomas M. Kelley	52	Senior Vice President, Marketing
Anthony R. Kenney	57	President, Speedway SuperAmerica LLC
Rodney P. Nichols	58	Vice President, Human Resources and Administrative Services
C. Michael Palmer	57	Senior Vice President, Supply, Distribution and Planning
Garry L. Peiffer	59	Senior Vice President and Chief Financial Officer
George P. Shaffner	52	Senior Vice President, Transportation and Logistics
J. Michael Wilder	58	Vice President, General Counsel and Secretary

Ms. Beall graduated from The University of Findlay with a bachelor’s degree in accounting in 1978. In 1984, she received her master’s degree in business administration from Bowling Green State University. Ms. Beall was licensed as a Certified Public Accountant in Ohio in 1984. She began her career with Marathon Oil in 1978, and was appointed to her current position of Vice President—Products Supply and Optimization of Marathon Petroleum Company LP in June 2010. Previously, she served as Organizational Vice President, Business Development—Downstream, and Vice President of Global Procurement between 2006 and 2009 and, prior to that, in various other roles of increasing responsibility in the business development and corporate affairs areas. Ms. Beall served as the 2005/06 chair for the American Petroleum Institute Envisioned Future Initiative steering committee and the 2007 vice-chair for the Greater Findlay Inc., a partnership for growth. She is a member of The Ohio Society of CPAs and The University of Findlay board of trustees. She also served on the board of directors of Boyle Engineering Corporation from August 2006 to March 2008.

Mr. Bedell earned a bachelor’s of science degree in chemical engineering from Lehigh University in 1977 and a master’s of science degree in petroleum engineering from the University of Houston in 1984. He also completed the Executive Program at Stanford University in 2004. Mr. Bedell joined Marathon Oil in 1979, and was appointed to his current position as Senior Vice President, Refining of Marathon Petroleum Company LP in June 2010. Since joining Marathon Oil, he has held numerous refining-related management positions at several of our refineries, and at several of our refining divisions. Mr. Bedell currently serves on the board of directors of the National Petrochemical & Refiners Association and is a member of the American Petroleum Institute’s Refining Subcommittee and the American Chemistry Council’s Board Committee on Responsible Care®.

Mr. Kelley graduated from Indiana State University in 1981 with a bachelor’s of science degree in marketing. He attended the Wharton School Advanced Management Program in 2002 and the Institute for Energy Studies at Oxford University in 2008. Mr. Kelley joined Marathon Oil in June 1981, and was appointed to his current position as Senior Vice President, Marketing of Marathon Petroleum Company LP in January 2010. Previously, he served as a Director, Crude Supply and Logistics from January 2008, and as a Brand Marketing Manager for eight years prior to that. Since joining Marathon Oil, Mr. Kelley has held various positions of increasing responsibility in the areas of marketing, supply and distribution. He is a member of the American Petroleum Institute, currently serving on its General Committee on Marketing.

Mr. Kenney graduated from Miami University in 1976 with a bachelor’s of science degree in accounting. In 2000, he attended the Executive Program at the University of Michigan Business School. Mr. Kenney has more than 34 years of experience with Marathon Oil, including service as President of Speedway SuperAmerica LLC since August 2005. His previous job responsibilities included service as Vice President, Business Development for Marathon Petroleum Company LP from 2001 to August 2005. He serves on the Board of Directors of the Ohio Chamber of Commerce, the Greater Springfield Chamber of Commerce and The Association for Convenience & Petroleum Retailing.

Mr. Nichols graduated with a bachelor’s degree in advertising and a master’s degree in labor and industrial relations from Michigan State University. He attended the Advanced Human Resource Executive Program at the University of Michigan Business School in 2002. Mr. Nichols began his employment with Marathon Oil in 1977, and was appointed to his current position as Vice President, Human Resources and Administrative Services of Marathon Petroleum Company LP in 1998. Previously, Mr. Nichols held various positions of increasing responsibility in the areas of employee relations and human resources. Mr. Nichols serves on the Blanchard Valley Health Association Board of Trustees, Audit and Human Resources Boards, and he is the Chairman of the Board of Trustees for the Blanchard Valley Medical Practice LLC, and a member of Michigan State University’s Advisory Board.

Mr. Palmer graduated from Indiana University’s Kelley School of Business in 1976 with a bachelor’s of science degree in finance. He attended the Institute for Energy Studies at Oxford University in 2010. Mr. Palmer began his career with Marathon Oil in 1976, and was appointed to his current position as Vice President, Crude Supply and Logistics of Marathon Petroleum Company LP in June 2010. Since joining Marathon Oil, he has been named to a variety of management positions of increasing responsibility. He served as Crude Supply and Logistics director beginning in February 2010, as Senior Vice President, Oil Sands Operations and Commercial Activities for Marathon Oil Canada Corporation beginning in 2007, and as manager of Business Development for Marathon Petroleum Company LLC beginning in 1999.

Mr. Peiffer graduated from Bowling Green State University with a bachelor’s degree in accounting in 1974. Mr. Peiffer began his career with Marathon Oil Company in 1974, and was appointed to his current position as Senior Vice President of Finance and Commercial Services of Marathon Petroleum Company LP in 1998. Previously, he served in numerous other accounting, finance and logistics positions. In 1987, Mr. Peiffer was appointed to the President’s Commission on Executive Exchange program and served for a year in the Pentagon as special assistant to the Assistant Secretary of Defense for Production and Logistics. Mr. Peiffer is a member of the Blanchard Valley Health System Board of Trustees and Audit Committee; the Blanchard Valley Port Authority Board; the Fifth Third Bank (Northwestern Ohio) Board of Directors; and the Findlay-Hancock County Community Foundation Board of Trustees and Finance & Investment Committee.

Mr. Shaffner graduated from Rose-Hulman Institute of Technology with a bachelor’s of science degree in mechanical engineering in 1981. He also completed the Wharton School Advanced Management Program at the University of Pennsylvania in 2007. Mr. Shaffner joined Marathon Oil in 1981, and was appointed to his current position as Senior Vice President, Transportation and Logistics of Marathon Petroleum Company LP in June 2010. Previously, Mr. Shaffner held a number of key engineering and managerial positions in Marathon Petroleum Company LP’s pipeline, marketing and refining operations, including serving as division manager of the St. Paul Park, Minnesota refinery beginning in 2003 and as Detroit Refining Division Manager beginning in October 2006. Mr. Shaffner has served on National Petroleum & Refiners Association and American Petroleum Institute committees for refining maintenance and risk-based inspection practices. He currently serves as Chairman of the Board of the Louisiana Offshore Oil Port (LOOP).

Mr. Wilder graduated with a bachelor’s degree from the University of Kentucky in 1975 and Juris Doctorate from the University of Kentucky College of Law in 1978. He also attended the Executive Development Program at Indiana University in 1990 and the Program for Management Development at Harvard University in 1995. Mr. Wilder was appointed as General Counsel and Secretary for Marathon Petroleum Company LP in 1998. He assumed his current position as Associate General Counsel of Marathon Oil in September 2009. Prior to joining Marathon Petroleum Company LP, Mr. Wilder worked for Ashland and served in various roles of increasing responsibility in its law department and for its SuperAmerica convenience store group. Mr. Wilder has also served as secretary-treasurer and president of The Findlay/Hancock County Bar Association, and as chairman of the Owens Community College Foundation Board of Directors and Kentucky Council on Child Abuse Board of Directors.

Board of Directors

As of the distribution date, we expect that our board of directors will consist of at least seven directors. The New York Stock Exchange requires that a majority of our board of directors qualify as “independent” according to the rules and regulations of the SEC and the New York Stock Exchange. We intend to comply with those requirements.

Committees of Our Board of Directors

Upon completion of the spin-off, the committees of our board of directors are expected to consist of an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee. Each of these committees will be required to comply with the requirements of the SEC and the New York Stock Exchange. Our board of directors will adopt a written charter for each of these committees, which will be posted to our website prior to the distribution date.

Audit Committee

Our Audit Committee will be responsible for, among other things, appointing, replacing, compensating and overseeing the work of our independent auditor, approving in advance all audit, audit-related, tax and permissible non-audit services to be performed by our independent auditor, separately meeting with our independent auditor, the internal auditors and management with respect to the status and results of their activities, reviewing approving and discussing with management and our independent auditor the annual and quarterly financial statements, reports of internal control over financial reporting, our annual reports to stockholders and our annual reports on Form 10-K, reviewing earnings press releases, and discussing with management the guidelines and policies necessary to govern the process by which risk assessment and management is undertaken by us. As of the distribution date, the Audit Committee will consist of David A. Daberko, William L. Davis and Charles R. Lee, with Mr. Daberko serving as chair. We expect that each of Messrs. Daberko and Lee will qualify as an audit committee financial expert.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee will be responsible for, among other things, reviewing and making recommendations to our board of directors concerning the appropriate size and composition of the board, including candidates for election or re-election as directors, the criteria to be used for the selection of candidates for election as directors, the composition and functions of the board committees, and all matters relating to the effective functioning of the board, considering and recruiting candidates to fill positions on the board, considering nominees recommended by stockholders for election as directors, assessing and recommending overall corporate governance practices, and reviewing and approving codes of conduct applicable to directors, officers and employees. As of the distribution date, the Corporate Governance and Nominating Committee will consist of William L. Davis, Seth E. Schofield, Charles R. Lee and John W. Snow, with Mr. Davis serving as chair.

Compensation Committee

Our Compensation Committee will be responsible for, among other things, making recommendations to the board and to our board of directors and to the boards of subsidiaries on all matters of policy and procedure relating to executive compensation, reviewing approving corporate goals and objectives relevant to our chief executive officer’s compensation, and determining and approving our chief executive officer’s compensation level based on the board’s performance evaluation of our chief executive officer, determining and approving the compensation of our other executive officers, reviewing the succession plan relating to positions held by our other executive officers, and recommending to the board and administering our incentive compensation plans and equity-based plans. As of the distribution date, the Compensation Committee will consist of Seth E. Schofield, David A. Daberko and John W. Snow, with Mr. Schofield serving as chair.

Director Compensation

Our nonemployee directors will receive compensation for their service on the board. Following the spin-off, we expect our director compensation programs will be structured similarly to those currently in place at Marathon Oil. However, the compensation amounts have not been established.

In 2010, Marathon Oil paid its nonemployee directors as follows:

Annual Cash Retainer	$150,000

Annual Common Stock Unit Award	$150,000

Committee Chair Retainer	$15,000 Audit and Finance Committee
$12,000 Compensation Committee
$10,000 All other committees

Chairman of the Board Annual Cash Retainer	$350,000

Chairman of the Board Annual Common Stock Unit Award	$100,000

Directors do not receive meeting fees for attendance at board of directors or committee meetings.

For their service on the Marathon Oil Board of Directors in 2010, nonemployee directors, other than the chairman, received an annual common stock unit award valued at $150,000. The chairman received an annual common stock unit award valued at $100,000. These awards are credited to an unfunded account based on the closing stock price on the grant date. When dividends are paid on Marathon Oil’s common stock, Marathon Oil’s nonemployee directors receive dividend equivalents on those awards in the form of common stock units. The awards are payable in shares of common stock upon the director’s departure from the board of directors.

Our nonemployee directors will also be reimbursed for any expenses associated with attending board or committee meetings.

Executive Compensation

Our executive compensation program is described in “Executive Compensation—Compensation Discussion and Analysis.”

Code of Business Conduct

Prior to the distribution date, we will adopt a code of business conduct that is designed to reinforce our commitment to high ethical standards and to promote:

•	accountability and responsibility for making good decisions and for the outcomes those decisions produce;

•	responsibility to one another by treating all employees with dignity and respect;

•	responsibility to the public and our stockholders by taking responsibility for our actions;

•	responsibility to our business partners by treating our business partners as equals in the quest for high business conduct standards; and

•	responsibility to governments and the law by complying with applicable legal and regulatory standards.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

The five persons who we expect will be our named executive officers as of the distribution date are identified in the Summary Compensation Table below. For purposes of this Compensation Discussion and Analysis, we refer to them collectively as our named executive officers. The information provided for the years 2010, 2009 and 2008 reflects compensation earned at Marathon Oil or its subsidiaries and the design and objectives of the executive compensation programs in place prior to the spin-off.

This Compensation Discussion and Analysis has three main parts:

•	First, it outlines the executive compensation programs at Marathon Oil for 2010 as disclosed in the following tables.

•	Second, it describes treatment of outstanding equity awards and other compensation programs as a result of the spin-off.

•	Third, it describes our anticipated executive compensation programs following the spin-off.

All executive compensation decisions for our named executive officers prior to the spin-off will be made by the Compensation Committee of Marathon Oil Corporation (the “Marathon Oil Compensation Committee”), which is composed of seven independent directors. Executive compensation decisions following the spin-off will be made by the Compensation Committee of MPC (our “Compensation Committee”).

We anticipate that compensation for our named executive officers immediately following the distribution date will be substantially similar to the compensation they currently receive as Marathon Oil officers.

Executive Compensation Programs for 2010 at Marathon Oil

At Marathon Oil, executive compensation programs are based on a pay-for-performance philosophy and are designed to align the interests of executives with those of Marathon Oil’s stockholders and reinforce the business objectives and corporate values that drive Marathon Oil’s success. The discussion below provides more information about the compensation philosophy for our named executive officers applicable to their service as officers of Marathon Oil during 2010, including a detailed description of each component of pay. It also describes the decisions the Marathon Oil Compensation Committee made for 2010.

Executive compensation at Marathon Oil consists primarily of the following components, each of which is generally targeted at the peer group 50th percentile:

•	Base salary.

•	Annual cash bonus—Intended to reward officers for calendar year performance. Actual bonus payouts may vary from the targeted amount based upon company, organizational, and individual performance.

•	Long-term incentives—Intended to reward officers based on Marathon Oil’s long-term stock price performance. Long-term incentives consist of performance units, stock options and restricted stock.

In addition, Marathon Oil officers receive pension benefits, and in the event of a change-in-control, they could receive severance benefits.

Our named executive officers for 2010 are listed below.

Name	2010 Marathon Oil Job Title	2011 MPC Job Title
Gary R. Heminger	Executive Vice President, Downstream	President and Chief Executive Officer
Garry L. Peiffer	Senior Vice President, Finance and Commercial Services	Senior Vice President and Chief Financial Officer
Richard D. Bedell	Senior Vice President, Refining	Senior Vice President, Refining
Anthony R. Kenney	President, Speedway LLC	President, Speedway LLC
J. Michael Wilder	Vice President, Deputy General Counsel	Vice President, General Counsel and Secretary

Compensation Objectives

The Marathon Oil executive compensation program for 2010 was designed to achieve the following objectives:

•	Attract talented and experienced executive leaders by providing competitive incentives for them to accept the responsibilities and risks of their positions;

•	Motivate executive officers by rewarding them for individual and collective contributions to Marathon Oil’s success, including increasing stockholder value; and

•	Retain knowledgeable and experienced executive officers who directly impact Marathon Oil’s current and future success.

Compensation Program Design

To assist in accomplishing the objectives of our compensation program, the Marathon Oil Compensation Committee engaged an executive compensation consultant. During 2010, the Committee used the services of two consulting firms, Towers Watson & Co. and Meridian Compensation Partners LLC. Towers Watson had served as the Committee’s compensation consultant since 2005. Beginning in October 2010, the Marathon Oil Compensation Committee engaged Meridian.

The terms of the relationship with each firm are set forth in an agreement between the Marathon Oil Compensation Committee and the compensation consulting firm. Neither Towers Watson nor Meridian provided any non-compensation related services to Marathon Oil or MPC, nor did they provide any services to our named executive officers individually in 2010.

In August 2010, the Marathon Oil Compensation Committee asked Towers Watson to prepare a comprehensive study of executive officer compensation and directed Towers Watson regarding the items to be included. Towers Watson collected comparative market data on executive officer compensation. Meridian then assessed the competitiveness of Marathon Oil’s executive officer compensation programs and presented its analysis to the committee in October 2010.

The Marathon Oil Compensation Committee used this analysis as one tool in evaluating compensation practices and competitive pay levels for executive officers of MPC and making appropriate compensation and program design decisions. Topics covered in the 2010 analysis included:

•	Target and actual total direct compensation (base salary plus annual incentive plus long-term incentives);

•	Annual incentive performance measures commonly used;

•	Appropriate mix and level of long-term incentives;

•	Shares available and share usage under our long-term incentive plan compared to peers;

•	Severance benefits; and

•	Emerging pay practices, including common stockholder proposals and corporate governance initiatives.

For purposes of this study, peer companies were those with whom Marathon Oil most often competes for talent and were selected by the Marathon Oil Compensation Committee based on a comparison of pertinent financial measures. These financial measures included revenue, market capitalization and total shareholder return. MPC officer positions were compared to comparable positions at select peer companies. The peer companies used in the competitive analysis were:

Upstream* Peers	Integrated Peers	Downstream* Peers
Anadarko Petroleum Corporation	Chevron Corporation	Sunoco Inc.

Apache Corporation	ConocoPhillips	Tesoro Corporation

Devon Energy Corporation	Hess Corporation	Valero Energy Corporation

Occidental Petroleum Corporation

*	Marathon Oil’s Exploration and Production, Integrated Gas, and Oil Sands Mining segments are collectively referred to as “upstream.” Marathon Oil’s Refining, Marketing and Transportation segment is referred to as “downstream.”

Depending on the business segment for which a named executive officer was responsible, the list of companies used for comparison varied. In comparing compensation for Mr. Heminger, additional data was included from BP p.l.c. and Shell Oil Company. Data was available for all five individuals who we expect to be MPC named executive officers. The peer companies listed above remained the same as in prior years. In this Compensation Discussion and Analysis, references to “market” are references to compensation paid or provided by these peer companies.

All MPC officers are covered by the same compensation plans, policies, and practices.

Stock Ownership Requirements and Anti-Hedging Policy

All of Marathon Oil’s officers who are “executive officers” for purposes of Section 16 of the Exchange Act are subject to stock ownership requirements, which reinforce the alignment of interests between officers and stockholders. The stock ownership requirements are as follows:

•	Chief Executive Officer—five times base salary;

•	Executive Vice Presidents—four times base salary;

•	Senior Vice Presidents—three times base salary; and

•	Vice Presidents—two times base salary.

Executive officers have five years from their appointment date to achieve the designated stock ownership level. The Marathon Oil Compensation Committee reviews each executive officer’s progress towards the requirements on at least an annual basis. Executive officers who have not reached the required level of stock ownership are expected to hold the shares they receive upon exercise of stock options (after taxes) so that they meet their requirements in a timely manner.

In order to ensure that officers bear the full risks of stock ownership, Marathon Oil corporate policies prohibit officers from engaging in hedging transactions related to Marathon Oil stock. Marathon Oil officers are also prohibited from pledging or creating a security interest in any Marathon Oil shares they hold, including shares in excess of the applicable ownership requirement.

2010 Base Salary

Three of our five named executive officers received base salary increases in 2010. In making these decisions at the February 2010 meeting, the Marathon Oil Compensation Committee considered each named executive officer’s current salary as compared to the available market 50th percentile as provided by the Committee’s external consultant in October 2009, along with individual performance. While the Marathon Oil Compensation Committee did not utilize internal pay ratios, it did evaluate the relative value of each position to Marathon Oil and ensure that compensation levels were internally equitable and consistent with the value assigned to each position.

2010 Base Salary Increases

Effective April 1, 2010, the Marathon Oil Compensation Committee increased base salaries for our named executive officers as follows: Mr. Heminger, $900,000 to $925,000 and Mr. Kenney, $375,000 to $400,000. Mr. Bedell received a modest base salary increase in April, and then another increase from $295,000 to $400,000 upon his promotion in June to his current officer position. Neither Mr. Peiffer nor Mr. Wilder received base salary increases in 2010. The Marathon Oil Compensation Committee did not use a formula to calculate base salary increases for named executive officers. Additionally, the Marathon Oil Compensation Committee’s philosophy is to increase salaries of recently promoted officers over a multi-year period.

2010 Annual Cash Bonus

The Marathon Oil officers’ annual cash bonus program for 2010 closely linked annual bonus payments made to our named executive officers to both company performance and each individual officer’s performance for 2010. The Marathon Oil Compensation Committee determined the annual cash bonus for each named executive officer based primarily on the following criteria:

•	Company performance, including achievement of the specific performance metrics established by the Committee during the first quarter of 2010;

•	Individual performance, including demonstrated leadership and ethics; and

•	External competitiveness, with bonus targets set at or near the 50th percentile for similar positions at peer companies.

Within the structure of the bonus program, the Marathon Oil Compensation Committee ultimately used its discretion to determine bonus payments for our named executive officers. Bonus payments reflected Marathon Oil’s solid performance in 2010.

The discussion below provides more information about the officers’ annual cash bonus program for 2010, as well as factors that influenced the bonus payments approved by the Marathon Oil Compensation Committee.

2010 Bonus Target Opportunities

The Marathon Oil Compensation Committee used competitive market data to establish a bonus target for each level of officer that was expressed as a percentage of year-end base salary. Bonus targets were generally set at the market 50th percentile for comparable positions. For 2010, the bonus targets for our named executive officers were as follows:

Name	2010 Marathon Oil Officer Level	2010 Bonus Target (as % of Base Salary)
Gary R. Heminger	Executive Vice President	95%
Garry L. Peiffer	Senior Vice President	70%
Richard D. Bedell	Senior Vice President	70%
Anthony R. Kenney	Senior Vice President	70%
J. Michael Wilder	Vice President	60%

Although targets were set at competitive levels, actual bonus payments varied from the target amount depending upon company, organizational and individual performance for the year.

Performance Metrics for 2010 Annual Cash Bonus Program

During the first quarter of 2010, the Marathon Oil Compensation Committee established the performance metrics outlined in the table below:

Performance Metric	Description	Type of Measure	Business Segment
E&P Net Production	A significant indicator of the success of Marathon Oil’s Exploration and Production (“E&P”) segment	Operational (absolute)	Upstream

Year-on-Year Competitive Comparison—E&P and Integrated Gas Combined Segment Income Adjusted for Special Items	Measures the percent increase or decrease in adjusted segment income in 2010 vs. 2009, as compared to a group of nine other integrated and pure upstream companies	Financial (relative)	Upstream

Operating Income per Barrel of Crude Oil Throughput—U.S. Downstream Segment Income Adjusted for Special Items	Measures operating income per barrel of crude oil throughput, as compared to a group of seven other integrated and pure downstream companies	Financial (relative)	Downstream

Downstream Mechanical Availability	A significant indicator of the success of Marathon Oil’s downstream business	Operational (absolute)	Downstream

Corporate Safety—OSHA Recordable Incident Rate	A core value of Marathon Oil and an important measure of its success	Operational (absolute)	Upstream and Downstream

The Marathon Oil Compensation Committee determined the target level of performance for each metric by evaluating factors such as performance achieved in the immediately preceding year, anticipated challenges for the year, business plan and company strategy.

The table below shows both the targets set by the Marathon Oil Compensation Committee and Marathon Oil’s performance during 2010. The metrics are described more fully in the footnotes to the table.

Performance Metric	Target Performance	Performance Achieved
E&P Net Production(a)	425,000 barrels of oil equivalent per day	416,000 barrels of oil equivalent per day

Year-on-Year Competitive Comparison—E&P and Integrated Gas Combined Segment Income Adjusted for Special Items(b)	3rd - 5th position out of 10 companies	5th position

Operating Income per Barrel of Crude Oil Throughput—U.S. Downstream Segment Income Adjusted for Special Items(c)	3rd position out of 8 companies	3rd position

Downstream Mechanical Availability(d)	93.80%	94.58%

Corporate Safety—OSHA Recordable Incident Rate(e)	.48	.60

(a)

E&P Net Production is calculated as production available for sale and then adjusted for pricing effects as a result of production sharing contracts, catastrophic events, and acquisitions and divestitures. This number differs from the reported level of average E&P production available for sale of 391,000 barrels of oil equivalent per day, which is from continuing operations and does not include these adjustments. Production available for sale during the year can differ from production sold primarily as a result of the timing of international crude oil liftings and natural gas sales.

(b)	Total of 10 comparator companies, including Marathon Oil. E&P segment income was adjusted to include Integrated Gas segment income. Comparator company income was also adjusted for special items or other like items. The comparator companies for the E&P and Integrated Gas combined segment income metric were Anadarko, BP, Chevron, ConocoPhillips, ExxonMobil, Hess, Murphy, Occidental, and Royal Dutch Shell. This metric is not determined using accounting principles generally accepted in the United States. (BP, ExxonMobil, Murphy and Royal Dutch Shell are not included in the peer companies used in the Towers Watson competitive study, but are comparator companies for the purposes of this bonus metric.) This metric is calculated as the sum of our E&P segment income and Integrated Gas segment income, as presented in our audited consolidated financial statements. To ensure consistency of this metric when comparing to our comparator companies, adjustments to comparator company segment income are sometimes necessary to reflect certain unusual items included in their results.
These comparator companies differ slightly from the peer companies used in the Towers Watson competitive study, primarily due to the use of different accounting methods which makes comparing results impractical.
(c)	Total of 8 comparator companies, including Marathon Oil. Comparator company U.S. downstream income was adjusted for special items or other like items. The comparator companies for the downstream segment income metric were BP, Chevron, ConocoPhillips, ExxonMobil, Sunoco, Tesoro, and Valero. This metric is not determined using accounting principles generally accepted in the United States. (BP and ExxonMobil are not included in the peer companies used in the Towers Watson competitive study, but are comparator companies for the purposes of this bonus metric.) This metric is calculated as our Refining, Marketing and Transportation segment income before taxes, as presented in our audited consolidated financial statements, divided by the total number of barrels of crude oil throughput at our refineries. To ensure consistency of this metric when comparing to our comparator companies, adjustments to comparator company segment income before taxes are sometimes necessary to reflect certain unusual items included in their results.
(d)	Downstream Mechanical Availability represents the percentage of capacity available from critical downstream equipment to perform its primary function, for the entire year. This metric primarily measures the mechanical availability of the processing equipment in our refineries, but also includes critical equipment in our pipeline, marine, and terminal operations.
(e)	Excludes Speedway LLC. In the event of a fatality, payout is determined by the Committee. The Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate is calculated by taking the total number of OSHA recordable incidents, multiplying by 200,000 and dividing by the total number of hours worked.

Organizational and Individual Goals for 2010 Annual Cash Bonus Program

At the beginning of each year, each Marathon Oil executive officer develops performance goals relative to his or her organizational responsibilities, which are required to be directly related to Marathon Oil’s business objectives. Each of our named executive officers developed individual performance commitments for 2010 relative to his or her organizational responsibilities.

The performance commitments for each of our named executive officers were directly related to downstream business objectives. Examples of individual performance commitments for our named executive officers in 2010 included refinery throughput, income per barrel of crude oil throughput, safety, environmental performance, project completions and financial discipline.

In evaluating the individual performance of each of our named executive officers, the most significant factor was achievement of business objectives within his or her organization. Another significant consideration is the named executive officer’s adherence to Marathon Oil’s core values, which emphasize health and safety, environmental stewardship, honesty and integrity, corporate citizenship, high performance, and diversity. These values are essential to both Marathon Oil’s culture and our culture, and drive how we accomplish our business objectives. For example, our health, safety and environmental stewardship commitment is reflected in officer performance goals regarding personal and process safety.

2010 Performance Achievements for Annual Cash Bonus Program

In evaluating the contributions made by our named executive officers, the Marathon Oil Compensation Committee considered the following achievements during 2010:

•	Completed full integration of refinery units added as part of the Garyville Major Expansion project and realized increased refining capacity, establishing Garyville as the third-largest U.S. refinery;

•	Speedway named best gasoline brand in the nation in its category, for the second consecutive year in the 2010 EquiTrend Brand Study; and

•	Progressed construction of the Detroit Heavy Oil Upgrading Project to approximately 50 percent completion at year-end.

We operated our assets with a high degree of reliability and cost control to maximize profitability. These achievements have us well-positioned to benefit from the ongoing global economic recovery and higher overall demand for our products.

In addition to both our company, organizational and individual performance, the Marathon Oil Compensation Committee considered the level of competition for executive talent within our industry, which increased in 2010 in light of the improving economy. The Marathon Oil Compensation Committee also evaluated the competitiveness of our annual cash bonus program relative to the programs of our peer companies.

Finally, the Marathon Oil Compensation Committee took into account the significant amount of work performed by each of our named executive officers in 2010 in evaluating and preparing for the spin-off.

2010 Annual Bonus Payments

Consistent with Marathon Oil’s pay-for-performance philosophy, the Marathon Oil Compensation Committee rewarded our named executive officers for their contributions to Marathon Oil’s overall strong performance with annual cash bonus payments above target.

2010 Grants of Long-Term Incentive Awards

In 2010, the Marathon Oil Compensation Committee awarded long-term incentives in the form of performance units, stock options and restricted stock. While each long-term incentive award type rewards performance over a multi-year period, the primary purpose and structure of award types differ as illustrated below:

Long-term Incentive Award Type	Primary Purpose	Form of Settlement	Compensation Realized
Performance Units	Reward total stockholder return (“TSR”) relative to companies in the Amex Oil Index (“XOI”)	Cash	Equals from $0 to $2 per unit based on ranking among XOI companies
Stock Options	Align interests of executives and stockholders	Stock	Equals stock price appreciation from grant date to time of exercise
Restricted Stock	Retain executive talent	Stock	Equals value of stock upon vesting

After considering the competitive compensation information provided by Towers Watson, the Marathon Oil Compensation Committee granted long-term incentive awards to each of our named executive officers. Due to the nature of long-term incentive awards, the actual long-term incentive value realized by each named executive officer will depend on the price of the underlying stock at the time of vesting or exercise.

Grants of long-term incentive awards were based on intended dollar value, rather than a specific number of performance units, stock options or restricted shares. Intended value reflects standard valuation methodologies (which differ from the grant date fair values determined for accounting purposes under accounting principles generally accepted in the United States and shown in the “2010 Summary Compensation Table” and “Grants of Plan-based Awards in 2010” table). For example, to determine the number of performance units awarded, the targeted dollar value was divided by an expected value ratio, which incorporates factors such as stock price volatility and risk of forfeiture.

For 2010, four of our five named executive officers received the following mix of long-term incentive awards, based on intended value: 40 percent performance units, 40 percent stock options, and 20 percent restricted stock. The Marathon Oil Compensation Committee believes this mix of long-term incentive awards generally provides an appropriate balance between the dual objectives of tying compensation to stock performance and providing retention incentives. The exception was Mr. Bedell, who was promoted to an officer position effective June 1, 2010. During 2010, Mr. Bedell received stock options and restricted stock prior to his promotion; he then received additional restricted stock upon his promotion.

The Marathon Oil Compensation Committee grants annual long-term incentive awards for officers at its regularly scheduled February meeting, the date of which is generally set at least one year in advance. The effective date for grants of awards to officers is the date the Marathon Oil Compensation Committee meets; however, if this committee meets after the market has closed, the grant date is the next trading day. The grant price for stock options is equal to the closing price of a share of Marathon Oil common stock on the grant date. Each long-term incentive award type is discussed in more detail below.

2010 Performance Unit Awards

In 2010, the Marathon Oil Compensation Committee believed that a performance unit program based on Marathon Oil’s total stockholder return (“TSR”) performance relative to peer companies served as a complement to stock options and restricted stock, because the performance unit program provided an incentive to both increase Marathon Oil’s stockholder return and outperform its peers included in the Amex Oil Index (the “XOI”). The XOI is a published stock index which represents a cross-section of publicly traded corporations involved in various phases of the oil and gas industry and provides a meaningful benchmark for comparing Marathon Oil stock performance.

TSR is determined by taking the sum of stock price appreciation or reduction, plus cumulative dividends for the three-year period, and dividing that total by the beginning stock price. For purposes of this calculation, the beginning and ending stock prices are the average of closing stock prices for the month immediately preceding the beginning or ending date of the measurement period.

The target value of each performance unit is $1, with the actual payout varying from $0 to $2 (0% to 200% of target) based on Marathon Oil’s relative TSR ranking for the measurement period. For example, a 100% payout percentage pays out at $1 per unit.

For the three-year performance period ending in 2010, Marathon Oil’s ranking was 11 out of the 13 XOI companies. Because this ranking was in the bottom quartile, there was no payout. The payout percentages for the three-year performance periods ending in 2008 and 2009 were 83.33 percent and 0 percent, respectively. Thus, our named executive officers realized no compensation for performance units for the last two completed cycles.

2010 Stock Option Awards

In 2010, the Marathon Oil Compensation Committee granted a portion of MPC officers’ annual long-term incentive value in the form of stock options. The Committee believes that stock options are inherently performance-based, as option holders only realize benefits if the value of the underlying stock increases following the date of grant.

The grant price of Marathon Oil stock options is equal to the closing sales price per share of Marathon Oil common stock on the grant date, which was February 24, 2010 for the options granted to our named executive officers during 2010. Stock options have a three-year pro-rata vesting period and a maximum term of ten years.

2010 Restricted Stock Awards

In 2010, the Marathon Oil Compensation Committee also granted a portion of the annual long-term incentive value for MPC officers in the form of time-based restricted stock for diversification of the mix of long-term incentive awards and for retention purposes. The restricted stock grants were also intended to help Marathon Oil officers increase their holdings in Marathon Oil stock.

Restricted stock awards for officers vest in full on the third anniversary of the date of grant, which is February 24, 2013. The restricted stock award granted to Mr. Bedell prior to his promotion to an officer position will vest in one-third increments on the first three anniversaries of the grant date. Prior to vesting, restricted stock recipients have the right to vote and receive dividends on the restricted shares.

Post-Employment Benefits for 2010

Retirement

We sponsor and contribute to a tax-qualified defined benefit retirement plan for a broad-based group of employees. Additionally, Marathon Oil sponsors and contributes to a defined contribution retirement plan for a broad-based group of employees. Individuals can contribute to Marathon Oil’s defined contribution retirement plan. Marathon Oil also sponsors retiree medical plans for a broad-based group of employees. Our named executive officers are eligible to participate in these defined benefit and defined contribution retirement plans, as well as the retiree medical plans.

In addition, our named executive officers participate in unfunded, nonqualified defined benefit and defined contribution retirement plans of Marathon Oil and MPC. These plans provide benefits that participants would have otherwise received under our tax-qualified retirement plans but which they did not receive because of Internal Revenue Code limitations.

Under both the tax-qualified and nonqualified retirement and deferred compensation plans, participating employees are eligible for retirement once they have reached age 50 and have ten or more years of vesting service. All of our named executive officers are currently retirement-eligible.

Prior to 2010, the formula under the defined benefit retirement plans was a traditional final-average-pay formula. Effective January 1, 2010, the plans were amended to provide that new benefits accrue under a cash-balance formula. Following this change, plan participants will generally receive their legacy final-average-pay benefit, which will continue to be updated for increases in compensation, plus the accrued cash-balance benefit.

The legacy final-average-pay formula for the nonqualified defined benefit plans provides an enhancement for named executive officers by taking into account the three highest bonuses earned during their last ten years of employment. The benefit formula used for non-officers is based on the highest consecutive three-year compensation, including bonuses, earned during the last ten years of employment, which may or may not include the participant’s three highest bonuses.

Under the cash-balance formula, plan participants receive pay credits based on age and vesting service. For 2010, all of our named executive officers received pay credits equal to 11 percent of compensation as determined under the plans, which is the highest level of pay credit available under the plans.

Each named executive officer is also eligible to participate in the MPC elective nonqualified deferred compensation plan. Under this plan, our named executive officers are eligible to defer up to 20 percent of their salary and bonus each year. The investment options available under these plans generally mirror those available to all employees under the tax-qualified Marathon Oil Company Thrift Plan.

Distributions from the nonqualified plans are made following termination of employment in the form of a lump sum and are compliant with Section 409A of the Internal Revenue Code to the extent required.

In addition, named executive officers’ stock options immediately vest and become exercisable upon retirement. Unvested restricted stock awards are forfeited upon retirement, except in the case of mandatory retirement, in which case unvested restricted stock vests in full. Under Marathon Oil’s mandatory retirement policy, an officer must retire on the first day of the month following the officer’s 65th birthday. For performance units, in the case of retirement where an officer has worked more than half of the performance period, awards may be vested on a prorated basis at the discretion of the Marathon Oil Compensation Committee.

Death or Disability

In the event of death or disability, our named executive officers are entitled to the vested benefits they have accrued under standard benefits programs of Marathon Oil and MPC. Long-term incentive awards would immediately vest in full upon the death of a named executive officer, with performance units vesting at the target level. In the event of disability, long-term incentive awards would continue to vest as if the named executive officer remained employed during the period of disability.

Other Termination

Our named executive officers do not have employment agreements and are not entitled to any special executive severance payments, other than the change-in-control termination benefits described below.

Change-in-Control Termination

Marathon Oil has programs in place that provide severance benefits in the event that an employee is terminated following a change-in-control. This section describes what would occur in the event of a change-in-control of Marathon Oil prior to the effective time of the spin-off.

The Marathon Oil Executive Change in Control Severance Benefits Plan provides certain benefits upon a change-in-control of Marathon Oil and is designed to ensure continuity of management through a change-in-control transaction. Immediately upon a change-in-control of Marathon Oil, all of our named executive officers’ long-term incentive awards would become fully vested and exercisable. Outstanding performance units would vest at the target value upon a change-in-control. The benefits payable to named executive officers in the event they are terminated following a change-in-control or in connection with a “potential change-in-control” are outlined under the heading “—Potential Payments upon Termination or Change-in-Control,” where Marathon Oil’s executive change-in-control policy is described in more detail.

Other Benefits for 2010

Marathon Oil offered very limited perquisites to our named executive officers. Our named executive officers may seek reimbursement for certain tax, estate, and financial planning services up to a specified annual maximum each year, including the year following death or retirement. Our named executive officers were also offered an enhanced annual physical examination.

Marathon Oil’s longstanding corporate policy, which applied in 2010, is that our named executive officers could use corporate aircraft for business purposes only, unless otherwise authorized by the Marathon Oil CEO. Occasionally spouses or other guests will accompany our named executive officers on the aircraft when space is available on business-related flights. When the spouse or guest’s travel does not meet the Internal Revenue Service standard for business use, the cost of that travel is imputed as income to the named executive officer.

2010 Tax Considerations

The Marathon Oil Compensation Committee considered the tax effects to Marathon Oil when making executive compensation decisions for 2010. In addition, the Marathon Oil Compensation Committee had, and continues to have, a practice of delivering compensation in a tax-efficient manner whenever reasonable. However, the priority of the Marathon Oil Compensation Committee is to provide compensation that reflects performance and is competitive. Therefore, some of the compensation awarded by the Marathon Oil Compensation Committee is not deductible by Marathon Oil due to the limitations of Section 162(m) of the Internal Revenue Code.

Section 162(m) states that the amount of compensation that Marathon Oil may deduct each year for its Chief Executive Officer and each of the three most highly paid officers (other than its Chief Financial Officer, who was excluded from this provision for 2010) is $1,000,000. Elements of compensation which qualify as “performance-based compensation” are deductible even if in excess of this $1,000,000 limit.

Other than time-based restricted stock, short-term and long-term incentives awarded to MPC officers in 2010 were designed to be performance-based compensation and therefore should be fully deductible. Time-based restricted stock awards would only be deductible if compensation for the year does not exceed the Section 162(m) limitation when the awards vest. For 2010, the only MPC officer who was among the three most highly paid Marathon Oil officers was Mr. Heminger, and a portion of his compensation was not deductible.

We believe the nonqualified deferred compensation plans and other benefits at Marathon Oil comply with Section 409A of the Internal Revenue Code. In general, Section 409A imposes additional income taxes, as well as premium interest, unless the form and timing of deferred compensation payments have been fixed in order to eliminate both officer and company discretion.

Benefits and Equity Compensation Decisions in Connection with the Spin-Off

MPC officers will be treated like all other MPC employees with respect to the impact of the spin-off on their benefits and equity compensation. For a discussion of provisions concerning retirement, health and welfare benefits to our employees and the treatment of outstanding Marathon Oil equity-based compensation awards upon completion of the spin-off, see “Relationship With Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Employee Matters Agreement.” The spin-off is not a change-in-control and therefore will not entitle MPC officers to any change-in-control benefits.

Equity-Based Compensation

Following the spin-off, all holders of outstanding awards of vested stock options and stock appreciation rights will receive adjusted Marathon Oil awards and substitute MPC awards. Similarly, employees who hold stock awards which have vested will be treated like all other Marathon Oil stockholders. All employee holders of unvested stock options will hold options in the employee’s post-spin-off company. There are no unvested stock appreciation rights outstanding. All employee holders of unvested restricted stock and unvested restricted stock units will hold shares or units in the employee’s post-spin-off company. The effects of the spin-off on equity-based awards are described in more detail under “Relationship With Marathon Oil After the Spin-Off—Agreements Between Marathon Oil and Us—Employee Matters Agreement.”

Officer Performance Units

Under Marathon Oil’s executive compensation program, each of our named executive officers received an annual grant of performance units. Performance units are based on Marathon Oil’s three-year TSR relative to the other companies in the XOI and are paid out in cash at the conclusion of each three-year performance period. Assuming that the distribution occurs on June 30, 2011, three performance periods will be affected as a result of the spin-off: the 2009 grant performance period (2009-2011), which will be five-sixths complete as of June 30, 2011; the 2010 grant performance period (2010-2012), which will be one-half complete as of June 30, 2011; and the 2011 grant performance period (2011-2013), which will be one-sixth complete as of June 30, 2011.

We anticipate that the Marathon Oil Compensation Committee will approve a cash payout of outstanding performance units granted to MPC officers following the distribution date. This cash payout is expected to be based on TSR from the start of each performance period through June 30, 2011. Because the 2009 grant will be five-sixths complete, we anticipate that the Marathon Oil Compensation Committee will approve a full payout of this grant based on performance. The cash payout for the other two outstanding grants will be prorated based on the portion of the performance period that is complete as of June 30, 2011. Thus, the 2010 grant will be prorated at a rate of one-half; and the 2011 grant will be prorated at a rate of one-sixth.

To replace the portion of the 2010 and 2011 grants that will be cancelled as a result of the proration described above, we anticipate that the Marathon Oil Compensation Committee will grant prorated replacement performance unit awards to our officers. These grants will be made prior to and conditioned upon the spin-off. Each of our officers will receive two replacement grants, one for the remaining 18 months of the 2010 grant and one for the remaining 30 months of the 2011 grant. These prorated replacement grants will be earned based on TSR performance measured from the spin-off date against a group of peer companies that the Marathon Oil Compensation Committee determines to be appropriate for MPC.

Our Anticipated Compensation Programs

We believe the Marathon Oil executive compensation programs were both effective at retaining and motivating MPC officers and competitive as compared to compensation programs at other downstream peer companies. As described below, the executive compensation programs that will initially be adopted by MPC will be very similar to those in place at Marathon Oil immediately prior to the spin-off. However, after the spin-off, our Compensation Committee will continue to evaluate our compensation and benefit programs and may make adjustments as necessary to meet prevailing business needs.

Compensation Objectives

The MPC executive compensation program after the spin-off will be designed to achieve the following objectives:

•	Attract talented officers with proven experience and success in the industry to accept the risks and responsibilities of officer positions in a new publicly traded company;

•	Motivate officers by rewarding them for individual and collective contributions to MPC’s long-term success, including increasing stockholder value; and

•	Retain the highly experienced and knowledgeable MPC executive management team who will directly impact MPC’s current and future success.

Immediately following the spin-off, MPC intends to adopt the same components of compensation used by Marathon Oil, consisting of base salary, annual cash bonus and long-term incentives.

Compensation Program Design

We anticipate that our Compensation Committee will engage a consultant to provide consulting services on MPC executive compensation matters. We anticipate that the consultant will advise on matters such as an appropriate mix of compensation, program design and peer companies. Our Compensation Committee will use the information provided by the consultant to ensure each element of compensation is competitive and is designed to align with the level of performance achieved.

We do not expect any differentiation by individual among our named executive officers in the types of compensation paid, because all of our officers will initially be covered by the same compensation plans, policies and practices.

In setting compensation levels, our Compensation Committee will consider company performance, individual performance and external market data. Other factors our Compensation Committee may consider include each MPC officer’s area of responsibility, internal equity and experience.

Stock Ownership Requirements and Anti-Hedging Policy

We anticipate that our Compensation Committee will adopt stock ownership requirements for MPC officers. These requirements reinforce the alignment of interests between our officers and stockholders. The expected stock ownership requirements are as follows:

•	Chief Executive Officer—five times base salary

•	Executive Vice Presidents—four times base salary

•	Senior Vice Presidents—three times base salary

•	Vice Presidents—two times base salary

Officers will have five years from their appointment date or the distribution date, whichever is later, to achieve the designated stock ownership level.

In order to ensure that MPC officers bear the full risks of stock ownership, we expect that our Compensation Committee will adopt policies that prohibit MPC officers from engaging in hedging transactions related to our stock or from pledging or creating a security interest in any MPC shares they hold, including shares in excess of the ownership requirement.

Base Salary

Our Compensation Committee will review the base salary of each MPC officer annually. In making base salary decisions, we anticipate that our Compensation Committee will consider factors including external market data for similar positions, the relative value of each position to MPC, and each officer’s individual performance.

2011 Annual Cash Bonus

Following the spin-off, we anticipate that our Compensation Committee will adopt a bonus program for the MPC officers similar to the Marathon Oil bonus program described above. The MPC officers’ annual cash bonus program will link annual bonus payments to company performance and each individual officer’s performance for the year.

Bonus Target Opportunities. Each year, the Marathon Oil Compensation Committee evaluated bonus targets for the MPC officers to ensure competitiveness. We anticipate that our Compensation Committee will undertake a similar evaluation and establish bonus targets for MPC officers that remain competitive with downstream peer companies.

Performance Metrics for Annual Cash Bonus Program. Metrics commonly used in the refining, marketing and pipeline transportation business to measure company performance include:

•	Operating Income per Barrel of Crude Oil Throughput as compared to peer companies

•	Mechanical Availability*

*	Mechanical Availability represents the percentage capacity available from critical downstream equipment to perform its primary function, for the entire year. This metric primarily measures the mechanical availability of the processing equipment in our refineries, but also includes critical equipment in our pipeline, marine and terminal operations.

•	Successful Completion of Capital Projects and Strategic Initiatives (e.g., progress on Detroit Heavy Oil Upgrading Project)

•	Safety and Environmental Measures (e.g., OSHA Recordable Incident Rate)

In addition to company performance metrics, we anticipate that our Compensation Committee will also consider individual performance commitments in determining annual cash bonus payments. Examples of individual performance commitments for 2011 include refinery throughput, income per barrel of crude oil throughput, safety, environmental performance, project completions and financial discipline.

Our Compensation Committee may also consider additional relevant factors, including the marketplace for executive talent within our industry and the competitiveness of our annual cash bonus program relative to our peers.

Grants of Long-Term Incentive Awards

We believe that our Compensation Committee will view long-term incentive awards as a critical element in the mix of compensation. Long-term incentive awards will link compensation of MPC officers to long-term increases in the market price of our common stock, and therefore align the interests of MPC officers to those of our stockholders.

Before the distribution date, we will adopt the 2011 MPC Incentive Compensation Plan, under which MPC will grant long-term incentive awards. For more information about this plan, see “—MPC 2011 Incentive Compensation Plan.” We anticipate that our Compensation Committee will evaluate competitive practices within our industry, including long-term incentive award types and levels. We expect that our grant process will be similar to the Marathon Oil grant process described above.

Post-Employment Benefits

Retirement. Following the separation, we will sponsor tax-qualified defined benefit and defined contribution retirement plans for a broad-based group of employees. We will contribute to both the defined benefit and defined contribution retirement plans, and individual employees will be eligible to contribute to the defined contribution retirement plan. We will also sponsor retiree medical plans for a broad-based group of employees. MPC officers will be eligible to participate in these defined benefit and defined contribution retirement plans, as well as the retiree medical plans.

In addition, MPC officers will continue to participate in unfunded, nonqualified defined benefit and defined contribution retirement plans. Each of the MPC officers will also remain eligible to participate in an elective nonqualified deferred compensation plan. Under this plan, MPC officers are eligible to defer up to 20 percent of their salary and bonus amounts each year. Distributions from the nonqualified plans will be made following termination or retirement in the form of a lump sum and will comply with Section 409A of the Internal Revenue Code to the extent required. For a more detailed description of our nonqualified plans, see “—Nonqualified Deferred Compensation.”

Under both our tax-qualified and nonqualified retirement plans, our employees will be eligible for retirement once they have reached age 50 and have ten or more years of vesting service. All five MPC named executive officers are currently retirement-eligible.

Substitute MPC stock options issued to MPC officers in connection with the spin-off will be subject to the same terms and conditions as the original Marathon Oil options. Therefore, substitute MPC stock options issued in connection with the spin-off will immediately vest and become exercisable upon retirement. Substitute MPC restricted stock awards issued in replacement of unvested restricted stock awards granted before the distribution date will be forfeited upon retirement, except in the case of mandatory retirement, where restricted stock awards will vest in full.

Death or Disability. In the event of death or disability, MPC officers would be entitled to the vested benefits they have accrued under our standard benefits programs. Long-term incentive awards granted prior to the distribution date would immediately vest in full upon the death of an MPC officer. In the event of disability, long-term incentive awards granted prior to the distribution date would continue to vest as if the MPC officer remained employed during the period of disability.

Other Termination. Except as described below, no special employment or severance agreements will be in place for the MPC officers on the distribution date.

Change-in-Control Termination. We anticipate that we will adopt a change-in-control severance benefits policy for the MPC officers that provides benefits in the event that an MPC officer is terminated following a change-in-control of MPC. The change-in-control severance benefits policy for the MPC officers will be substantially similar to the policy for Marathon Oil officers described above. We anticipate that, upon a change-in-control of MPC, all MPC officers’ long-term incentive awards will become fully vested and exercisable. We believe that having a change-in-control policy encourages officers to act in the best interest of our stockholders if a change-in-control transaction is under consideration.

Other Benefits. We anticipate that MPC officers will be offered limited perquisites, similar to the Marathon Oil perquisites described above.

Tax Considerations

We anticipate that our Compensation Committee will consider the tax consequences of our compensation programs for MPC officers. While providing competitive compensation and benefits for MPC officers will remain our primary goal, our compensation programs will be structured in a tax-efficient manner whenever reasonable.

Compensation Committee of Our Board of Directors

The Compensation Committee of our Board of Directors will be charged with overseeing and approving all compensation for our officers. Our Compensation Committee will be comprised only of independent, non-employee directors.

We expect that our Compensation Committee will meet at least four times a year and will have the opportunity to meet in executive session at each of its meetings. When practicable, our Compensation Committee will preview and discuss significant compensation decisions at one meeting before giving formal approval at a subsequent meeting. With the help of its compensation consultant and our staff, we expect that our Compensation Committee will keep abreast of and discuss legal and regulatory developments pertaining to executive compensation throughout each year.

We anticipate that our Compensation Committee will seek significant input from our CEO on compensation decisions and performance appraisals for all other officers. However, all final compensation decisions for our officers will be approved by our Compensation Committee.

Executive Compensation Tables and Other Information

The following table summarizes the total compensation awarded to, earned by, or paid to Mr. Heminger, President and Chief Executive Officer, Mr. Peiffer, Senior Vice President and Chief Financial Officer, and the other three most highly compensated executive officers of MPC who were serving as officers at Marathon Oil at the end of 2010 (collectively, “named executive officers”) for services rendered as named executive officers during 2010, 2009 and 2008. No information is provided for Mr. Bedell for 2008 and 2009, because he did not become one of our executive officers until 2010.

2010 Summary Compensation Table

Name and Principal Position	Year	Salary (1) ($)	Bonus (2) ($)	Stock Awards (3) ($)	Option Awards (4) ($)	Non-Equity Incentive Plan Compensation (5) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (6) ($)	All Other Compensation (7) ($)	Total ($)
G. R. Heminger	2010	$918,750	$1,200,000	$554,230	$1,113,088	$0	$2,159,968	$144,492	$6,090,528
President & Chief Executive Officer	2009	$900,000	$950,000	$619,320	$797,088	$0	$3,609,445	$156,399	$7,032,252
	2008	$856,250	$1,100,000	$549,036	$754,580	$841,633	$1,056,329	$135,278	$5,293,106

G. L. Peiffer	2010	$400,000	$500,000	$96,261	$193,061	$0	$807,705	$77,922	$2,074,949
Senior Vice President & Chief Financial Officer	2009	$400,000	$365,000	$100,044	$128,309	$0	$1,366,061	$71,657	$2,431,071
	2008	$396,250	$410,000	$97,848	$137,906	$189,409	$336,586	$68,035	$1,636,034

R. D. Bedell	2010	$352,455	$350,000	$211,949	$192,859	$0	$582,899	$53,919	$1,744,081
Senior Vice President, Refining

A. R. Kenney	2010	$393,750	$500,000	$107,929	$214,417	$0	$704,599	$79,891	$2,000,586
President, Speedway LLC	2009	$375,000	$450,000	$100,044	$128,309	$0	$1,028,812	$39,281	$2,121,446
	2008	$371,262	$400,000	$97,848	$130,100	$178,826	$458,432	$36,350	$1,672,818

J. M. Wilder	2010	$360,000	$295,000	$90,427	$181,955	$0	$536,595	$58,408	$1,522,385
Vice President, General Counsel & Secretary	2009	$353,333	$295,000	$133,372	$106,520	$0	$889,782	$65,054	$1,843,061
	2008	$345,000	$315,000	$70,668	$94,972	$136,745	$140,961	$54,420	$1,157,766

(1)	For most named executive officers, the salaries shown in this column reflect three months at one annual salary rate and nine months at the new annual salary rate, which was effective April 1, 2010. Because Mr. Bedell received two salary increases effective April 1, 2010 and June 1, 2010 (upon his promotion to his current officer position), the salary shown in this column reflects three months at one annual salary rate, two months at another annual salary rate, and seven months at a third annual salary rate. Neither Mr. Peiffer nor Mr. Wilder received a base salary increase in 2010.
(2)	The amounts shown in this column reflect the value of annual cash bonus awards.
(3)	This column reflects the aggregate grant date fair value in accordance with generally accepted accounting principles in the United States regarding stock compensation. Assumptions used in the calculation of this amount are included in footnote 21 to Marathon Oil’s financial statements for the year ended December 31, 2010, footnote 23 to Marathon Oil’s financial statements for the year ended December 31, 2009, and in footnote 24 to Marathon Oil’s financial statements for the year ended December 31, 2008.
(4)	This column reflects the aggregate grant date fair value in accordance with generally accepted accounting principles in the United States regarding stock compensation. Assumptions used in the calculation of this amount are included in footnote 21 to Marathon Oil’s financial statements for the year ended December 31, 2010, footnote 23 to Marathon Oil’s financial statement for the year ended December 31, 2009, and in footnote 24 to Marathon Oil’s financial statements for the year ended December 31, 2008.
(5)	The amounts shown in this column reflect the vested value of performance units earned by our named executive officers during the three-year performance periods that ended on December 31, 2010, December 31, 2009 and December 31, 2008, respectively. While there was a payout for the cycle that ended in 2008, there was no payout for the cycles that ended in 2009 and 2010. Mr. Bedell did not receive a performance unit grant for any of these periods.
(6)	This column reflects the annual change in accumulated benefits under Marathon Oil’s retirement plans. See “—Nonqualified Deferred Compensation” for more information about Marathon Oil’s defined benefit plans and the assumptions used in the calculation of these amounts. There are no deferred compensation earnings reported in this column because Marathon Oil’s nonqualified deferred compensation plans do not provide above-market or preferential earnings.

(7)	Marathon Oil offers very limited perquisites to named executive officers, which together with company contributions to defined contribution plans, comprise the All Other Compensation column. All Other Compensation for 2010 is summarized below:

Name	Personal Use of Company Aircraft(a) ($)	Company Physicals(b) ($)	Tax & Financial Planning(c) ($)	Miscellaneous Perks & Tax Allowance Gross Ups(d) ($)	Company Contributions to Defined Contribution Plans(e) ($)	Total All Other Compensation ($)
G. R. Heminger	$579	$4,058	$8,500	$563	$130,792	$144,492
G. L. Peiffer	$0	$4,058	$19,751	$563	$53,550	$77,922
R. D. Bedell	$2,917	$4,058	$8,000	$1,060	$37,884	$53,919
A. R. Kenney	$0	$4,058	$8,660	$0	$67,173	$79,891
J. M. Wilder	$0	$4,058	$8,500	$0	$45,850	$58,408

(a)	The amounts shown in this column reflect the aggregate incremental cost of personal use of Marathon Oil aircraft by our named executive officers for the period from January 1, 2010 through December 31, 2010.

Officers are occasionally permitted to invite their spouses or other guests to accompany them on business trips when space is available. These amounts reflect our variable cost to transport a named executive officer’s spouse or other guest accompanying the officer or to transport a named executive officer who accompanies other business travelers for a non-business purpose.

We have estimated our aggregate incremental cost using a methodology that reflects the average costs of operating the aircraft, such as fuel costs, trip-related maintenance, crew travel expenses, trip-related fees and storage costs, communications charges, and other miscellaneous variable costs. Fixed costs that do not change with usage such as pilot compensation, the purchase and lease of the aircraft, and maintenance not related to travel are excluded from the calculation of our incremental cost. We believe that this method provides a reasonable estimate of our incremental cost and ensures that some “cost” is allocated to each passenger on each trip. However, use of this method may overstate our actual incremental cost where our aircraft would have flown on a trip for business purposes anyway and space would have been available at little or no incremental cost to transport a named executive officer or his or her guest who was not traveling for business purposes.

(b)	All employees, including our named executive officers, are eligible to receive an annual physical. However, officers may receive an enhanced physical under the executive physical program. This column reflects the average incremental cost of the executive physical program over the employee physical program. Due to Health Insurance Portability and Accountability Act ("HIPAA") confidentiality requirements, we cannot disclose actual usage of this program by individual officers.

(c)	This column reflects reimbursement for professional advice related to tax, estate, and financial planning up to a specified maximum, not to exceed $15,000 for a calendar year. The amount shown for Mr. Peiffer reflects a reimbursement of $15,000 that was applied to the 2010 calendar year and a reimbursement of $4,751 that was applied to the 2009 calendar year.

(d)	The amounts shown in this column for Mr. Heminger and Mr. Peiffer include the value of gifts received at two company events in the total amount of $489 and associated tax allowances attributed to these gifts in the amount of $74. The amount shown for Mr. Bedell is for gifts received at two company events in the total amount of $312, as well as a tax allowance related to use of a company vehicle in the amount of $748.

(e)	This column reflects amounts contributed by Marathon Oil under the tax-qualified Marathon Oil Company Thrift Plan and related nonqualified deferred compensation plans. See “–Nonqualified Deferred Compensation” for more information about the non-qualified plans.

Grants of Plan-Based Awards in 2010

The following table provides information about all non-equity incentive plan awards (specifically, grants of performance units to be paid out in cash in 2013) and equity awards (specifically, stock options and restricted stock) granted to each named executive officer during 2010. The awards listed in the table were granted under the 2007 Incentive Compensation Plan (the “2007 Plan”) and are described in more detail in “Compensation Discussion and Analysis.”

Name	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards (2) ($)
			Unit Price (1)	Threshold ($)	Target ($)	Maximum ($)
G. R. Heminger	Performance Units	2/24/2010	$1	$671,250	$1,342,500	$2,685,000
	Stock Options	2/24/2010						130,300	$29.17	$1,113,088
	Restricted Stock	2/24/2010					19,000			$554,230

G. L. Peiffer	Performance Units	2/24/2010	$1	$116,150	$232,300	$464,600
	Stock Options	2/24/2010						22,600	$29.17	$193,061
	Restricted Stock	2/24/2010					3,300			$96,261

R. D. Bedell	Stock Options	5/26/2010						22,000	$30.37	$192,859
	Restricted Stock	4/1/2010					3,488			$111,930
	Restricted Stock	6/1/2010					3,313			$100,019

A. R. Kenney	Performance Units	2/24/2010	$1	$129,100	$258,200	$516,400
	Stock Options	2/24/2010						25,100	$29.17	$214,417
	Restricted Stock	2/24/2010					3,700			$107,929

J. M. Wilder	Performance Units	2/24/2010	$1	$109,700	$219,400	$438,800
	Stock Options	2/24/2010						21,300	$29.17	$181,955
	Restricted Stock	2/24/2010					3,100			$90,427

(1)	This column reflects the target dollar value of each performance unit.
(2)	The amounts shown in this column reflect the total grant date fair value of stock options and restricted stock granted in 2010 in accordance with generally accepted accounting principles in the United States regarding stock compensation. The Black-Scholes value used for the stock options granted on February 24, 2010 was $8.5425 and the value used for the stock options granted on June 1, 2010 was $8.7663. The fair market value used for restricted stock awards granted on February 24, 2010 was $29.17, on April 1, 2010 was $32.09 and on June 1, 2010 was $30.19. Assumptions used in the calculation of these amounts are included in footnote 21 to Marathon Oil’s financial statement for the year ended December 31, 2010.

Performance Units (Non-Equity Incentive Plan Awards)

On February 24, 2010, the Marathon Oil Compensation Committee granted performance units to our named executive officers other than Mr. Bedell under the 2007 Plan. Vesting of these units is tied to Marathon Oil’s Total Shareholder Return (“TSR”) as compared to the TSR of each of the member companies within the XOI for the 2010 through 2012 performance period. Each performance unit has a target value of $1 and is payable in cash, with payout varying from $0 to $2 per unit based on actual performance. No dividends are paid and no interest accrues on outstanding performance units. If an officer retires after completing half of the performance period, at the Marathon Oil Compensation Committee’s discretion the officer will be eligible to receive a payout on a prorated basis. In the event of the death of an officer or a change-in-control of Marathon Oil before the end of the performance period, all performance units would immediately vest at target levels. If an officer terminates employment under any other circumstance, the award would be forfeited.

Stock Options (Option Awards)

As noted in the table, stock options were granted to most of our named executive officers on February 24, 2010. These options are scheduled to vest in one-third increments on the first, second, and third anniversaries of the date of grant. In the event of the death or retirement of the officer, the options would immediately vest in full. Upon voluntary or involuntary termination, unvested options would be forfeited. Following the retirement (whether mandatory or not) or death of an officer, the options would remain exercisable until the earlier of February 24, 2020 or five years from the date of retirement or death. In the event of a change-in-control, the options would immediately vest in full and remain exercisable for the original term of the option.

Stock options were granted to Mr. Bedell on May 26, 2010. These options will vest on the first, second and third anniversaries of the date of grant. In the event of death, the options would immediately vest in full. In the event of retirement, unvested options would be forfeited. Upon voluntary or involuntary termination, unvested options would be forfeited. Following retirement (whether mandatory or not) or death, the options would remain exercisable until the earlier of May 26, 2020 or three years from the date of retirement or death. In the event of a change-in-control, the options would immediately vest in full and remain exercisable for the original term of the option.

Restricted Stock (Stock Awards)

As noted in the table, the Marathon Oil Compensation Committee granted restricted stock to most of our named executive officers on February 24, 2010. The restricted stock awards are scheduled to vest in full on the third anniversary of the grant date. Dividends are paid on all restricted stock at the same time and in the same manner that dividends are paid to other stockholders. If an officer retires under our mandatory retirement policy, unvested restricted stock would vest in full upon the mandatory retirement date (the first day of the month following the officer’s 65th birthday). In the event of the death of the officer or a change-in-control, the restricted stock award would immediately vest in full. If the officer retires or otherwise leaves Marathon Oil prior to the vesting date, the award would be forfeited.

Mr. Bedell was granted restricted stock on April 1, 2010 and June 1, 2010. The shares granted on June 1 have the same terms and conditions described above. The shares granted on April 1 will vest in one-third increments on the first, second, and third anniversaries of the grant date. In the event of death or a change-in-control, this restricted stock award would immediately vest in full. If Mr. Bedell retires (whether mandatory or not) or otherwise leaves Marathon Oil prior to the vesting date, this award would be forfeited.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table provides information about the unexercised options (vested and unvested), vested SARs, and unvested restricted stock held by each named executive officer as of December 31, 2010.

		Stock Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options/ SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/ SARs Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(7) (#)	Market Value of Shares or Units of Stock That Have Not Vested(8) ($)
G. R. Heminger	5/29/01	40,000	0		$16.260	5/29/2011
	5/26/04	78,200	0		$16.805	5/26/2014
	5/25/05	77,000	0		$23.825	5/25/2015
	6/1/06	75,600	0		$37.818	6/1/2016
	5/30/07	74,600	0		$61.050	5/30/2017
	2/27/08	38,666	19,334	(1)	$54.360	2/27/2018
	2/25/09	43,900	87,800	(2)	$23.820	2/25/2019
	2/24/10	0	130,300	(3)	$29.170	2/24/2020

		427,966	237,434
							55,100	$2,040,353

G. L. Peiffer	5/29/01	30,000	0		$16.260	5/29/2011
	5/26/04	93,600	0		$16.805	5/26/2014
	5/25/05	40,800	0		$23.825	5/25/2015
	6/1/06	17,000	0		$37.818	6/1/2016
	5/30/07	13,400	0		$61.050	5/30/2017
	2/27/08	7,066	3,534	(1)	$54.360	2/27/2018
	2/25/09	7,066	14,134	(2)	$23.820	2/25/2019
	2/24/10	0	22,600	(3)	$29.170	2/24/2020

		208,932	40,268
							9,300	$344,379
R. D. Bedell	5/28/02	8,000	0		$14.060	5/28/2012
	5/28/03	7,600	0		$12.758	5/28/2013
	5/26/04	14,000	0		$16.805	5/26/2014
	6/10/05	26,000	0		$25.835	6/10/15
	6/1/06	26,000	0		$37.818	6/1/16
	5/30/07	18,000	0		$61.050	5/30/2017
	5/28/08	8,000	4,000	(4)	$51.170	5/28/18
	5/27/09	7,333	14,667	(5)	$29.240	5/27/19
	5/26/10	0	22,000	(6)	$30.370	5/26/20

		114,933	40,667
							7,250	$268,468
A. R. Kenney	5/28/02	40,000	0		$14.060	5/28/2012
	5/26/04	45,200	0		$16.805	5/26/2014
	5/25/05	27,200	0		$23.825	5/25/2015
	6/1/06	16,000	0		$37.818	6/1/2016
	5/30/07	12,600	0		$61.050	5/30/2017
	2/27/08	6,666	3,334	(1)	$54.360	2/27/2018
	2/25/09	7,066	14,134	(2)	$23.820	2/25/2019
	2/24/10	0	25,100	(3)	$29.170	2/24/2020

		154,732	42,568
							9,700	$359,191
J. M. Wilder	5/26/04	67,400	0		$16.805	5/26/2014
	5/25/05	29,400	0		$23.825	5/25/2015
	6/1/06	12,200	0		$37.818	6/1/2016
	5/30/07	9,000	0		$61.050	5/30/2017
	2/27/08	4,866	2,434	(1)	$54.360	2/27/2018
	2/25/09	5,866	11,734	(2)	$23.820	2/25/2019
	2/24/10	0	21,300	(3)	$29.170	2/24/2020

		128,732	35,468
							8,976	$332,381

(1)	This stock option grant is scheduled to become exercisable in one-third increments over a three-year period. The remaining unvested portion of the grant will become exercisable on February 27, 2011.

(2)	This stock option grant is scheduled to become exercisable in one-third increments over a three-year period. The remaining unvested portion of the grant will become exercisable in one-half increments on February 25, 2011 and February 25, 2012.
(3)	This stock option grant is scheduled to become exercisable in one-third increments over a three-year period. The unvested portion of the grant will become exercisable in one-third increments on February 24, 2011, February 24, 2012, and February 24, 2013.
(4)	This stock option grant is scheduled to become exercisable in one-third increments over a three-year period. The remaining unvested portion of the grant will become exercisable on May 28, 2011.
(5)	This stock option grant is scheduled to become exercisable in one-third increments over a three-year period. The remaining unvested portion of the grant will become exercisable in one-half increments on May 27, 2011 and May 27, 2012.
(6)	This stock option grant is scheduled to become exercisable in one-third increments over a three-year period. The unvested portion of the grant will become exercisable in one-third increments on May 26, 2011, May 26, 2012, and May 26, 2013.
(7)	This column reflects the number of shares of unvested restricted stock held by each officer on December 31, 2010. Restricted stock grants are generally scheduled to vest on the third anniversary of the date of grant. The exceptions are the grants made to Mr. Bedell on May 1, 2008 and April 1, 2010 and the grant made to Mr. Wilder on October 1, 2009, which are scheduled to vest in one-third increments over a three-year period.

Name	Grant Date	# of Unvested Shares	Vesting Date
G. R. Heminger	2/27/08	10,100	2/27/11
	2/25/09	26,000	2/25/12
	2/24/10	19,000	2/24/13

		55,100

G. L. Peiffer	2/27/08	1,800	2/27/11
	2/25/09	4,200	2/25/12
	2/24/10	3,300	2/24/13

		9,300

R. D. Bedell	5/1/08	449	5/1/11
	4/1/10	3,488	4/1/11, 4/1/12, 4/1/13
	6/1/10	3,313	6/1/13

		7,250

A. R. Kenney	2/27/08	1,800	2/27/11
	2/25/09	4,200	2/25/12
	2/24/10	3,700	2/24/13

		9,700

J. M. Wilder	2/27/08	1,300	2/27/11
	2/25/09	3,500	2/25/12
	10/1/09	1,076	10/1/11, 10/1/12
	2/24/10	3,100	2/24/13

		8,976

(8)	This column reflects the aggregate value of all shares of unvested restricted stock held by the officers on December 31, 2010, using the year-end closing stock price of $37.03.

Option Exercises and Stock Vested in 2010

The following table provides certain information concerning stock options exercised during 2010 by each named executive officer, as well as restricted stock vesting during 2010.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2) ($)
G. R. Heminger	0	$0	12,000	$369,600
G. L. Peiffer	0	$0	2,200	$67,760
R. D. Bedell	0	$0	448	$14,502
A. R. Kenney	0	$0	2,000	$61,600
J. M. Wilder	0	$0	1,938	$61,208

(1)	This column reflects the actual pre-tax gain realized by our named executive officers upon exercise of an option, which is the fair market value of the shares on the date of exercise less the grant price.
(2)	This column reflects the actual pre-tax gain realized by the named executive officers upon vesting of restricted stock, which is the fair market value of the shares on the date of vesting.

Pension Benefits

Marathon Oil provides tax-qualified retirement benefits to its employees, including our named executive officers, under the Retirement Plan of Marathon Oil Company and the Marathon Petroleum Retirement Plan (the “Marathon Retirement Plans”). While employees of our Speedway LLC subsidiary generally do not participate in the Marathon Retirement Plans, some receive tax-qualified retirement benefits under the Speedway Retirement Plan. In addition, Marathon Oil sponsors the Marathon Oil Company Excess Benefit Plan, the Marathon Petroleum Excess Benefit Plan, and our Speedway LLC subsidiary sponsors the Speedway Excess Benefit Plan (the “Excess Plans”) for the benefit of a select group of management and highly compensated employees.

The pension table below shows the actuarial present value of accumulated benefits payable to each of our named executive officers under the Marathon Retirement Plans, the Speedway Retirement Plan and the defined benefit portion of the Excess Plans as of December 31, 2010. These values have been determined using actuarial assumptions consistent with those used in our financial statements.

2010 Pension Benefits

Name	Plan Name	Number of Years of Credited Service(1) (#)	Present Value of Accumulated Benefit(2) ($)	Payments During Last Fiscal Year ($)
G. R. Heminger	Marathon Petroleum Retirement Plan	30.08	$1,269,144	$0
	Marathon Petroleum Excess Benefit Plan	30.08	$10,083,929	$0
	Speedway Retirement Plan	6.48	$215,413	$0
	Speedway Excess Benefit Plan	6.48	$2,010,763	$0

G. L. Peiffer	Marathon Petroleum Retirement Plan	32.42	$1,489,821	$0
	Marathon Petroleum Excess Benefit Plan	32.42	$4,367,578	$0
	Speedway Retirement Plan	3.71	$133,461	$0
	Speedway Excess Benefit Plan	3.71	$473,839	$0

R. D. Bedell	Marathon Petroleum Retirement Plan	31.75	$1,261,358	$0
	Marathon Petroleum Excess Benefit Plan	31.75	$1,808,377	$0

A. R. Kenney	Retirement Plan of Marathon Oil Company	14.25	$503,937	$0
	Marathon Oil Company Excess Benefit Plan	14.25	$101,263	$0
	Marathon Petroleum Retirement Plan	4.58	$322,793	$0
	Marathon Petroleum Excess Benefit Plan	4.58	$2,077,070	$0
	Speedway Retirement Plan	15.99	$437,157	$0
	Speedway Excess Benefit Plan	15.99	$1,563,929	$0

J. M. Wilder	Marathon Petroleum Retirement Plan	31.42	$893,671	$0
	Marathon Petroleum Excess Benefit Plan	31.42	$2,910,736	$0

(1)	The number of years of credited service shown in the table represents the number of years the named executive officer has participated in the plan. However, Plan Participation Service, used for the purpose of calculating each participant’s benefit under the legacy final-average-pay formula of the Marathon Retirement Plans, was frozen as of December 31, 2009.

(2)	The present value of accumulated benefit was calculated assuming a discount rate of 5.05 percent, a lump-sum interest rate of 2.55 percent, the RP2000 mortality table, a 96 percent lump-sum election rate, and retirement at age 62 (age 65 for the Speedway LLC Retirement Plan benefits).

Marathon Retirement Plans

In general, our employees, other than employees of Speedway LLC, who are age 21 or older and have completed one year of service are eligible to participate in the Marathon Retirement Plans. The monthly benefit under the Marathon Retirement Plans for employees, other than employees of Speedway LLC, was equal to the following formula until December 31, 2009:

[1.6% x final average pay x years of participation] – [1.33% x estimated primary social security benefit x years of participation]

This formula will be referred to as the “Marathon legacy benefit formula.” Effective January 1, 2010, the Marathon Retirement Plans were amended so that participants do not accrue additional years of participation under the Marathon legacy benefit formula. No more than 37.5 years of participation may be recognized under the Marathon legacy benefit formula. Final average pay is equal to the highest average eligible earnings for three consecutive years in the last ten years before retirement. Eligible earnings under the Marathon Retirement Plans include pay for hours worked, pay for allowed hours, military leave allowance, commissions, 401(k) contributions to the Marathon Oil Company Thrift Plan, and incentive compensation bonuses. Final average pay, vesting service and age will continue to be updated under the Marathon legacy benefit formula.

Benefit accruals for years beginning in 2010 are determined under a cash-balance formula. Under the cash-balance formula, each year plan participants receive pay credits equal to a percentage of compensation based on their plan points. Plan points equal the sum of a participant’s age and cash-balance service. Participants with less than 50 points receive a 7 percent pay credit percentage; participants with 50 to 69 points receive a 9 percent pay credit percentage; and participants with 70 or more points receive an 11 percent pay credit percentage.

Effective January 1, 2010, participants in the Marathon Retirement Plans become fully vested upon the completion of three years of vesting service. Normal retirement age for both the cash-balance and Marathon legacy benefit formulas is age 65. However, retirement-eligible participants are able to retire and receive an unreduced benefit under the Marathon legacy benefit formula after reaching age 62. The forms of benefit available under the Marathon Retirement Plans include various annuity options and lump-sum distributions.

Participants are eligible for early retirement upon reaching age 50 and completing ten years of vesting service. If an employee retires between the ages of 50 and 62, the amount of benefit under the Marathon legacy benefit formula is reduced such that if the employee retires at age 50, he or she will be entitled to 55 percent of the accrued benefits based on the single-life annuity form of benefit. There are no early retirement subsidies under the cash-balance formula. All of our named executive officers are currently eligible for early retirement benefits under the Marathon Retirement Plans.

Marathon Excess Plans

Marathon Oil also sponsors the unfunded, nonqualified Marathon Oil Company Excess Benefit Plan, and we sponsor the Marathon Petroleum Excess Benefit Plan for the benefit of a select group of management and highly compensated employees, which together are the “Marathon Excess Plans.” These plans provide benefits that participants, including our named executive officers, would have otherwise received under the tax-qualified Marathon Retirement Plans but which they did not receive because of Internal Revenue Code limitations. Eligible earnings under the Marathon Excess Plans include the items listed above for the Marathon Retirement Plans, as well as deferred compensation contributions. The Marathon Excess Plans also provide an enhancement for officers based on the three highest bonuses earned during their last ten years of employment, instead of the consecutive bonus formula in place for non-officers. Marathon Oil believes this enhancement is appropriate in light of the greater volatility of officer bonuses. Distributions under the Marathon Excess Plans are made following retirement or other separation from service in the form of a lump sum and are consistent with Section 409A of the Internal Revenue Code to the extent required.

Speedway Retirement Plan

Our Speedway LLC subsidiary sponsors the Speedway Retirement Plan.

During their prior service with Speedway LLC, Mr. Heminger and Mr. Peiffer participated in the Speedway Retirement Plan. At the time of their participation, the monthly benefit under the Speedway Retirement Plan was calculated under the following formula:

[2.0% x final average pay x years of participation] – [2.0% x estimated primary social security benefit x years of participation]

This formula will be referred to as the “Speedway legacy benefit formula.” This benefit formula was grandfathered for all employees participating in this plan as of December 31, 1998, and no additional years of participation credit are recognized under the Speedway legacy benefit formula beyond that date. No more than 25 years of participation may be recognized under the formula.

Final average pay is equal to average eligible earnings for the three years preceding retirement. Eligible earnings under the Speedway Retirement Plan include pay for hours worked, pay for allowed hours, military leave allowance, commissions, 401(k) contributions to the Speedway Retirement Savings Plan, and incentive compensation bonuses.

Effective January 1, 1999, the Speedway Retirement Plan was amended so that benefits accrued on or after that date would be determined under a pension equity formula.

As an employee of Speedway LLC, Mr. Kenney has accrued a benefit under both the Speedway legacy benefit formula and the pension equity formula. Under the pension equity benefit formula, each year a participant would be credited with a percentage of his final average pay. The percentages were based on the sum of a participant’s age plus participation service, as follows:

Age + Participation	Percentage of Final Average Pay
0 – 29	2.5%
30 – 39	4.00%
40 – 49	5.25%
50 – 59	7.75%
60 – 69	10.50%
70 – 79	13.00%
80 +	15.50%

The pension equity formula generally provides that a participant’s pension equity accrued balance will equal the sum of the percentages the participant has accrued for each year of participation multiplied by his final average pay. This pension equity accrued balance is then converted into an actuarially equivalent annuity payable at normal retirement age, which was the participant’s accrued benefit under the pension equity formula. Effective January 1, 2010, the Speedway Retirement Plan was amended to provide that no additional pension equity percentage accruals would be made under the Speedway Retirement Plan.

For participants who separate from service after 2007, benefits under the Speedway Retirement Plan are fully vested upon the completion of three years of vesting service. Normal retirement age for both the pension equity and Speedway legacy benefit formulas is age 65. The forms of benefit available under the Speedway Retirement Plan include various annuity options and lump-sum distributions.

Participants are eligible for early retirement upon reaching age 50 and completing ten years of vesting service. If an employee retires between the ages of 50 and 65, the amount of benefit under the Speedway legacy benefit formula is reduced such that if the employee retires at age 50, he or she will be entitled to 55 percent of the accrued benefits based on the single-life annuity form of benefit. There are no early retirement subsidies under the pension equity formula. Mr. Heminger, Mr. Peiffer and Mr. Kenney are all currently eligible for early retirement benefits under the Speedway Retirement Plan.

Speedway Excess Plan

Our Speedway LLC subsidiary also sponsors the unfunded, nonqualified Speedway LLC Excess Benefit Plan (the “Speedway Excess Plan”) for the benefit of a select group of management and highly compensated employees. This plan provides participants, including Mr. Heminger, Mr. Peiffer and Mr. Kenney, with benefits that would have otherwise been received from the tax-qualified Speedway Retirement Plan but are prohibited by Internal Revenue Code limitations. Eligible earnings under the Speedway Excess Plan include the items listed above for the Speedway Retirement Plan, as well as deferred compensation contributions. The Speedway Excess Plan also provides an enhancement for officers based on the three highest bonuses earned during their last ten years of employment. Additionally, this plan provides an enhancement for certain highly compensated employees who are eligible for the Speedway legacy benefit formula described above. These additional benefits are based on the difference between (i) the applicable covered earnings prior to December 31, 1998 and (ii) the applicable covered earnings during the final three years of employment. Distributions under the Speedway Excess Plan are made in the form of a lump sum and are consistent with Section 409A of the Internal Revenue Code to the extent required.

Neither we nor Marathon Oil have granted extra years of service to any named executive officer for purposes of retirement benefit accruals.

Nonqualified Deferred Compensation

The Nonqualified Deferred Compensation table below shows information about the nonqualified savings and deferred compensation plans sponsored by Marathon Oil and by us and our subsidiary, Speedway LLC.

2010 Nonqualified Deferred Compensation
Name	Plan Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End (3) ($)
G. R. Heminger	Marathon Oil Company Deferred Compensation Plan	$0	$0	$11,982	$0	$179,572
	Marathon Petroleum Excess Benefit Plan	$0	$0	$1,250	$0	$55,300
	Marathon Petroleum Deferred Compensation Plan	$0	$113,642	$194,726	$0	$1,553,108
	EMRO Marketing Company Deferred Compensation Plan	$0	$0	$6,964	$0	$218,062

G. L. Peiffer	Marathon Oil Company Deferred Compensation Plan	$0	$0	$1,947	$0	$86,148
	Marathon Petroleum Excess Benefit Plan	$0	$0	$1,577	$0	$69,785
	Marathon Petroleum Deferred Compensation Plan	$0	$49,242	$76,193	$0	$1,130,400
	EMRO Marketing Company Deferred Compensation Plan	$0	$0	$9,012	$0	$282,190

R. D. Bedell	Marathon Oil Company Excess Benefit Plan	$0	$0	$451	$0	$19,963
	Marathon Petroleum Excess Benefit Plan	$0	$20,734	$3,163	$0	$153,506

A. R. Kenney	Marathon Petroleum Deferred Compensation Plan	$0	$0	$63,676	$0	$406,066
	Speedway Deferred Compensation Plan	$134,923	$67,173	$151,138	$0	$1,051,699
	EMRO Marketing Company Deferred Compensation Plan	$0	$0	$10,648	$0	$333,415

J. M. Wilder	Marathon Oil Company Deferred Compensation Plan	$0	$31,150	$1,627	$0	$86,957
	Marathon Petroleum Excess Benefit Plan	$0	$0	$1,823	$0	$80,635
	Marathon Petroleum Deferred Compensation Plan	$0	$0	$15,384	$0	$93,485

(1)	The amounts shown in this column are also included in the salary and bonus columns for 2010 of the Summary Compensation Table.
(2)	The amounts shown are also included in the all other compensation column of the Summary Compensation Table.
(3)	Of the totals in this column, the following amounts, which represent contributions attributable to 2010, are also reported in the Summary Compensation Table: Mr. Heminger, $113,642; Mr. Peiffer, $49,242; Mr. Bedell, $20,734; Mr. Kenney, $67,173; and Mr. Wilder, $31,150. Certain portions of the total for Mr. Heminger were also reported in the Summary Compensation Tables of Marathon Oil’s proxy statements in prior years.

Marathon Deferred Compensation Plans

Marathon Oil sponsors the Marathon Oil Company Deferred Compensation Plan and we sponsor the Marathon Petroleum Deferred Compensation Plan (together, the “Marathon Deferred Compensation Plans”). The Marathon Deferred Compensation Plans are unfunded, nonqualified plans in which our named executive officers, except for Mr. Kenney who is currently an employee of our Speedway LLC subsidiary, may participate. The plans were designed to provide participants the opportunity to supplement their retirement savings by deferring income in a tax-effective manner. Participants may defer up to 20 percent of their salary and bonus amounts each year. Deferral elections are made in December of each year for amounts to be earned in the following year and are irrevocable. Participants are fully vested in their deferrals under the plans.

In addition, the Marathon Deferred Compensation Plans provide benefits for participants equal to the company matching contributions they would have otherwise received under the tax-qualified Marathon Oil

Company Thrift Plan but which they did not receive because of Internal Revenue Code limitations. The Marathon Oil Company Thrift Plan currently provides for company matching contributions of up to 7 percent of eligible earnings. Participants in both the Marathon Oil Company Thrift Plan and the Deferred Compensation Plans are vested in their company matching contributions upon the completion of three years of vesting service.

The investment options available under the Marathon Deferred Compensation Plans generally mirror the investment options offered to participants under the Marathon Oil Company Thrift Plan, with the exception of Marathon Oil common stock, which is not an investment option for named executive officers under the Deferred Compensation Plans. During 2010, the Deferred Compensation Plans provided that all participants would receive their benefits as a lump sum following separation from service.

Marathon Excess Plans

Certain highly compensated non-officer employees and, prior to January 1, 2006, executive officers who elected not to participate in the Marathon Deferred Compensation Plans were eligible to receive defined contribution accruals under the Marathon Excess Plans. The defined contribution formula in the Marathon Excess Plans is designed to allow eligible employees to receive company matching contributions equal to the amount they would have otherwise received under the tax-qualified Marathon Oil Company Thrift Plan but which they did not receive because of Internal Revenue Code limitations. Participants are vested in their company matching contributions upon the completion of three years of vesting service.

Defined contribution accruals in the Excess Plans are credited with interest equal to that paid in the “Marathon Stable Value Fund” option of the Marathon Oil Company Thrift Plan. The annual rate of return on this option for the year ended December 31, 2010 was 2.31 percent. During 2010, the Excess Plans provided that all distributions from the Excess Plans would be paid in the form of a lump sum following the participant’s separation from service.

As noted, our named executive officers no longer participate in the defined contribution formula of the Marathon Excess Plans, and all nonqualified company matching contributions for our named executive officers accrue under the Deferred Compensation Plans.

Speedway Deferred Compensation Plan

Mr. Kenney is eligible to participate in the Speedway Deferred Compensation Plan.

The Speedway Deferred Compensation Plan is an unfunded, nonqualified plan in which a select group of management and highly compensated employees of our Speedway LLC subsidiary, including Mr. Kenney, may participate. The plan was designed to provide participants the opportunity to save for retirement by deferring income in a tax-effective manner. Participants may defer up to 25 percent of their salary and bonus each year. Deferral elections are made in December of each year for amounts to be earned in the following year and are irrevocable. Participants are fully vested in their deferrals under the plan.

In addition, the Speedway Deferred Compensation Plan provides benefits for participants, which are intended to be approximately equal to the company matching contributions they would have otherwise received under the tax-qualified Speedway Retirement Savings Plan but which they did not receive because highly compensated employees are not permitted to defer compensation under that plan. Speedway therefore matches each participant’s deferrals under the Speedway Deferred Compensation Plan at the rate of $0.67 per dollar contributed on the first 6 percent of compensation deferred, up to a maximum of 4 percent of a participant’s eligible compensation. Participants are fully vested in these matching amounts under the plan.

The investment options available under the Speedway Deferred Compensation Plan generally mirror the investment options offered to participants under the Speedway Retirement Savings Plan. All participants in the Speedway Deferred Compensation Plan will receive their benefits as a lump sum following separation from service.

EMRO Marketing Company Deferred Compensation Plan

Mr. Heminger, Mr. Peiffer and Mr. Kenney also participated in the EMRO Marketing Company Deferred Compensation Plan (the “EMRO Plan”) while working at EMRO Marketing Company (a former subsidiary of Marathon Petroleum Company). The EMRO Plan is now frozen. The employees eligible to participate in the EMRO Plan were a select group of management and highly compensated employees.

The EMRO Plan is an unfunded, nonqualified plan and was designed to provide participants the opportunity to supplement their retirement savings by deferring income in a tax-effective manner and to meet other long-term financial goals. Amounts deferred by participants under the EMRO Plan are credited with interest at the prime interest rate, adjusted quarterly, which was 3.25 percent for the quarter ended December 31, 2010. During 2010, the EMRO Plan provided that participants would receive their benefits from the EMRO Plan in a lump sum following separation from service.

Distributions from all nonqualified deferred compensation plans in which our named executive officers participate are consistent with Section 409A of the Internal Revenue Code to the extent required. As a result, distribution of amounts subject to Section 409A of the Internal Revenue Code may be delayed for six months following retirement or other separation from service where the participant is considered a “specified employee” for purposes of Section 409A.

Potential Payments upon Termination or Change-in-Control

Retirement

Marathon Oil employees are eligible for retirement once they reach age 50 and have ten or more years of vesting service with Marathon Oil. All of our named executive officers are currently retirement eligible.

Upon retirement, our named executive officers are entitled to receive their vested benefits that have accrued under Marathon Oil’s broad-based and executive benefit programs. For more information about the retirement and deferred compensation programs, see “–Pension Benefits” and “–Nonqualified Deferred Compensation.”

In addition, upon retirement, unvested stock options for our named executive officers would become immediately exercisable according to the grant terms. All outstanding stock appreciation rights were fully vested on December 31, 2010. Unvested restricted stock awards are forfeited upon retirement (except in the case of mandatory retirement at age 65). For performance units, in the case of retirement where a named executive officer has worked more than half of the performance period, awards may be vested on a prorated basis at the discretion of the Marathon Oil Compensation Committee.

Death or Disability

In the event of death or disability, our named executive officers would be entitled to the vested benefits they have accrued under Marathon Oil’s standard benefits programs. Long-term incentive awards would immediately vest in full upon the death of a named executive officer, with performance units vesting at the target level. In the event of disability, long-term incentive awards would continue to vest as if the named executive officer remained employed for up to 24 months during the period of disability.

Other Termination

No special employment or severance agreements are in place for our named executive officers, except for our Executive Change in Control Severance Benefits Plan, which is described in more detail below. Effective February 1, 2005, Marathon Oil adopted a policy stating that its board of directors should seek stockholder approval or ratification of severance agreements for senior executive officers (other than agreements consistent with Marathon Oil’s change-in-control policy adopted in 2001, which is reflected in the Executive Change in Control Severance Benefits Plan) that would require payment of cash severance benefits exceeding 2.99 times a senior executive officer’s salary plus bonus for the prior calendar year.

Change-in-Control

If a change-in-control of Marathon Oil is under consideration, the Marathon Oil Compensation Committee believes named executive officers should be encouraged to continue their dedication to their assigned duties. For this reason, Marathon Oil has a plan that provides the following severance benefits if a named executive officer’s employment is terminated under certain circumstances following a change-in-control. The Marathon Oil Executive Change in Control Severance Benefits Plan provides:

•	a cash payment of up to three times the sum of the named executive officer’s current salary plus the highest bonus paid in the three years before the termination or change-in-control;

•	life and health insurance benefits for up to 36 months after termination, at the lesser of the current cost or the active employee cost;

•	an additional three years of service credit and three years of age credit for purposes of retiree health and life insurance benefits;

•

a cash payment equal to the actuarial equivalent of the difference between amounts receivable by the named executive officer under the final average pay formula in our pension plans and those which would be payable if (a) the named executive officer had an additional three years of participation service credit, (b) the named executive officer’s final average pay would be the higher of salary at the time of the change-in-control event or termination plus his or her highest annual bonus from the preceding three years, (c) for purposes of determining early retirement commencement factors, the named executive officer had three additional years of vesting service credit and three additional years of age, and (d) the named executive officer’s pension had been fully vested;

•

a cash payment equal to the difference between amounts receivable under Marathon Oil’s defined contribution plans and amounts which would have been received if the named executive officer’s savings had been fully vested; and

•	a cash payment of the amount necessary to ensure that the payments listed above are not subject to net reduction due to the imposition of federal excise taxes.

The severance benefits are payable if a named executive officer is terminated or resigns for good reason. However, benefits are not payable if the termination is for cause or due to mandatory retirement, death, disability, or resignation (other than for good reason) by the named executive officer.

If our named executive officers had actually been terminated following a change-in-control of Marathon Oil on December 31, 2010, they would receive benefits (in addition to vesting of equity-based awards and performance units, as discussed below) valued as follows:

Name	Value due to Termination Following Change in Control(1)
Mr. Heminger	$10,293,220
Mr. Peiffer	$ 3,423,365
Mr. Bedell	$ 5,485,368
Mr. Kenney	$ 2,998,170
Mr. Wilder	$ 3,113,787

(1)

Retirement benefits included in these amounts were calculated using the following assumptions: individual life expectancies using the RP2000 Combined Healthy Table weighted 75 percent male and 25 percent female; a discount rate of 2.25 percent for named executive officers who are retirement eligible (taking into account the additional three years of age and service credit) and 2.25 percent for named executive officers who are not retirement eligible; the current lump-sum interest rate for the relevant plans; and a lump-sum form of benefit. Health and welfare plans reflect the incremental cost of coverage under the policy using the assumptions used for financial reporting purposes under ASC 715. These amounts include an excise tax gross-up for Mr. Bedell for tax imposed under Sections 280G and 4999 of the Internal Revenue Code. This gross-up was calculated using the highest marginal federal individual income tax rate and assuming applicable state and/or local income tax rates.

The Marathon Oil Executive Change in Control Severance Benefits Plan continues during a potential change-in-control period and for two years after a change-in-control.

In addition, immediately upon a change-in-control or upon a named executive officer’s termination of employment during a potential change-in-control, outstanding stock options, stock appreciation rights, and restricted stock would become fully vested. If a change-in-control occurs prior to the end of a performance period, then outstanding performance units would be fully vested at the target level.

If a change-in-control of Marathon Oil had occurred on the last business day of 2010, our named executive officers, whether terminated or not, would have been entitled to receive benefits valued as follows due to the accelerated vesting of their outstanding performance unit awards and restricted stock awards:

Name	Value due to Accelerated Vesting of Long-Term Incentives
Mr. Heminger	$7,144,749
Mr. Peiffer	$1,194,625
Mr. Bedell	$529,244
Mr. Kenney	$1,254,987
Mr. Wilder	$1,085,505

These values were calculated using the 2010 year-end closing market price for Marathon Oil common stock of $37.03.

These values also assume that performance units awarded in 2009 and 2010 would vest and would be paid out at the target level of $1 per unit. However, these values do not include any amount for accelerated vesting of performance units awarded in 2008 for the performance period from January 1, 2008 through December 31, 2010. We have assumed that there would be no payment for performance units granted in 2008, in accordance with the terms of the performance unit award agreement, notwithstanding a change-in-control on the last business day of 2010.

The definition of a change-in-control for purposes of the Marathon Oil Executive Change in Control Severance Benefits Plan is complex but is summarized as follows. It includes any change-in-control required to be reported in response to Item 6(e) of Schedule 14A under the Exchange Act and provides that a change-in-control will have occurred if:

•	any person not affiliated with Marathon Oil acquires 20 percent or more of the voting power of our outstanding securities;

•

the Marathon Oil board of directors no longer has a majority made up of (1) individuals who were directors on the date of the agreements and (2) new directors (other than directors who join the Marathon Oil board of directors in connection with an election contest) approved by two-thirds of the directors then in office who (a) were directors on the date of the agreements or (b) were themselves previously approved by the Marathon Oil board of directors in this manner;

•	Marathon Oil merges with another company and, as a result, its stockholders hold less than 50 percent of the voting power of the surviving entity immediately after the transaction;

•	Marathon Oil stockholders approve a plan of complete liquidation of Marathon Oil; or

•	Marathon Oil sells all or substantially all of its assets.

In addition, if any person takes certain actions that could result in a change-in-control, a potential change-in-control will have occurred. The definition of a potential change-in-control for purposes of the Marathon Oil Executive Change in Control Severance Benefits Plan is complex but, in general, a potential change-in-control would occur upon: Marathon Oil entering into an agreement which could result in a change-in-control; any person becoming the owner of 15 percent or more of its common stock; a public announcement by any person or entity stating an intention to take over Marathon Oil; or a determination by the Marathon Oil Board of Directors that a potential change-in-control has occurred.

MPC 2011 Incentive Compensation Plan

General

We expect to adopt, with the approval of our sole stockholder, the Marathon Petroleum Corporation 2011 Incentive Compensation Plan (the “2011 Plan”), which is substantially similar to the Marathon Oil 2007 Incentive Compensation Plan. The 2011 Plan is intended to reward participants by providing cash benefits and opportunities to acquire our common stock. The 2011 Plan is designed to attract and retain officers, employees and directors, to strengthen the alignment of their interests with stockholder interests, and to reward outstanding contributions to our development and financial success.

No awards will be granted under the 2011 Plan prior to the distribution date. A summary of our 2011 Plan is included below. This summary is qualified in its entirety by reference to the full text of the 2011 Plan, which is included as an exhibit to the registration statement on Form 10 of which this information statement forms a part. See “Where You Can Find More Information.” The 2011 Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The 2011 Plan authorizes the granting of awards, including shares of our common stock, in any combination of the following:

•	stock options, including incentive stock options and nonqualified stock options;

•	stock appreciation rights (“SARs”);

•	stock awards, restricted stock awards and other awards denominated or paid in common stock;

•	restricted stock units (which may include dividend equivalents);

•	cash awards; and

•	performance awards.

Eligibility

Employees eligible for awards under the 2011 Plan are employees of MPC and its subsidiaries who are selected by the committee appointed by our board of directors to administer the 2011 Plan. Certain Marathon Oil employees will also receive substitute MPC stock option awards under the 2011 Plan. All of our non-employee directors are also eligible for awards under the 2011 Plan.

Authorized Shares and Limits

We have reserved a total of [            ] shares of our common stock for issuance in connection with the 2011 Plan. No more than [            ] shares may be used for awards other than stock options or SARs. The number of shares authorized to be issued under the 2011 Plan, as well as individual limits and exercise prices, are subject to adjustment for stock dividends, stock splits, recapitalizations, mergers or similar corporate events.

The following limitations apply to any awards made under the Plan:

•	no employee may be granted, during any calendar year, stock options or SARs that are exercisable for or relate to more than [ ] shares of common stock;

•	no employee may be granted, during any calendar year, stock awards or restricted stock unit awards covering or relating to more than [ ] shares of common stock; and

•	no employee may be granted performance awards consisting of cash for any calendar year having a maximum value determined on the date of grant in excess of $20,000,000.

Potential Dilution

The maximum number of shares that may be issued under the 2011 Plan represents approximately [    ] percent of the total number of shares of our common stock expected to be outstanding as of the distribution date.

Administration of the 2011 Plan

Our board of directors will designate an independent committee to determine the types of employee awards made under the 2011 Plan and to designate the employees who are to be the recipients of the awards. The committee will administer the 2011 Plan with respect to employee awards. The committee has full and exclusive power to administer and interpret the 2011 Plan. The committee may adopt guidelines for administering the 2011 Plan as it deems necessary or proper.

Any decision of the committee in the interpretation and administration of the 2011 Plan is within its sole and absolute discretion and is final, conclusive, and binding on all parties concerned.

The committee may, in its discretion, extend or accelerate the exercisability of, accelerate the vesting of, or eliminate or make less restrictive any restrictions contained in any award, or otherwise amend or modify any award in a manner that either is not adverse to the participant or is consented to by the participant. However, no stock option or SAR will have a term greater than ten years from its grant date, and awards that are stock options or SARs may not be repriced, replaced or regranted through cancellation or modified without stockholder approval (except if in connection with a change in our capitalization or other specified corporate events) if the effect would be to reduce the underlying grant price.

With respect to director awards, our board of directors will determine the types of director awards made under the 2011 Plan, and will have the same powers, duties and authority as the committee has with respect to employee awards.

The committee and our board of directors may delegate to our chief executive officer and other senior officers their authority under the 2011 Plan. The committee, the board of directors or senior officers to whom authority has been delegated may engage third-party administrators to carry out administrative functions under the 2011 Plan.

Employee Award Terms

All awards granted to employees under the 2011 Plan are subject to the terms, conditions and limitations determined by the committee. Awards may be made in combination with, in replacement of, or as alternatives to, grants under other plans of MPC or its subsidiaries, including plans of an acquired entity.

A stock option granted to an employee under the 2011 Plan may consist of either an incentive stock option that complies with the requirements of Section 422 of the Code or a nonqualified stock option that does not comply with those requirements. Incentive stock options and nonqualified stock options must have an exercise price per share that is not less than the fair market value of the common stock on the date of grant. Subject to certain adjustment provisions of the 2011 Plan that apply only on specified corporate events, the exercise price of an option granted under the 2011 Plan may not be decreased. The term of a stock option may not extend more than ten years after the date of grant.

A stock appreciation right may be granted under the 2011 Plan with respect to all or a portion of the shares of common stock subject to a stock option or may be granted separately. The exercise price of an SAR may not be less than the fair market value of the common stock on the date of grant and its term may not extend more than ten years after the date of grant.

Stock awards consist of restricted grants of common stock. Rights to dividends may be extended to and made part of any stock award at the discretion of the committee. Subject to earlier vesting upon death, disability, retirement or change-in-control, stock awards settled in stock that are not performance-based will vest over a minimum period of three years (unless the committee determines that a shorter vesting period is in the best interests of MPC), and stock awards settled in stock that are performance-based will vest over a minimum period of one year (unless the committee determines that a shorter vesting period is in the best interests of MPC).

Restricted stock unit awards consist of awards of units denominated in common stock. Rights to dividend equivalents may be extended to and made part of any restricted stock unit award at the discretion of the committee. Subject to earlier vesting upon death, disability, retirement or change-in-control, restricted stock unit awards settled in stock that are not performance-based will vest over a minimum period of three years (unless the committee determines that a shorter vesting period is in the best interests of MPC), and restricted stock unit awards settled in stock that are performance-based will vest over a minimum period of one year (unless the committee determines that a shorter vesting period is in the best interests of MPC).

Cash awards, which consist of grants denominated in cash, may also be granted to employees under the 2011 Plan.

Performance awards consist of grants made subject to the attainment of one or more performance goals and may be intended to meet the requirements of qualified performance-based compensation under Section 162(m) of the Code. The goals intended to satisfy Section 162(m) of the Code must be established by the committee prior to the earlier of:

•	90 days after the commencement of the period of service to which the performance goals relate, and

•	the lapse of 25% of the period of service.

A performance goal intended to meet the requirements of Section 162(m) of the Code may be based upon one or more business criteria that apply to the employee, one or more business units of the company, or the company as a whole, and may include any of the following: stock price measures (including, but not limited to, growth measures and total stockholder return); earnings per share (actual or targeted growth); earnings before interest, taxes, depreciation, and amortization (“EBITDA”); economic value added (“EVA”); net income measures (including, but not limited to, income after capital costs and income before or after taxes); operating income; cash flow measures; return measures (including, but not limited to, return on capital employed); operating measures (including, but not limited to, refinery throughput and mechanical availability); expense targets; margins; refined product measures; and corporate values measures (including, but not limited to, diversity commitment, ethics compliance, sustainability, environmental and safety). Prior to the payment of any performance award based on the achievement of performance goals pursuant to Section 162(m) of the Code, the committee must certify in writing that the applicable performance goals and any material terms were, in fact, satisfied.

Non-Employee Director Award Terms

We anticipate that all awards to our non-employee directors under the 2011 Plan will be subject to the terms, conditions, and limitations determined by our board of directors. Awards may be made in combination with, in replacement of, or as alternatives to, grants under other plans of MPC or its subsidiaries, including plans of an acquired entity.

All stock options granted to a director under the Plan will consist of nonqualified stock options. Nonqualified stock options must have an exercise price per share that is not less than the fair market value of the common stock on the date of grant and, subject to certain adjustment provisions of the Plan that apply only on specified corporate events, the exercise price of an option granted under the 2011 Plan may not be decreased. The term of a stock option may not extend more than ten years after the date of grant.

An SAR may be granted under the 2011 Plan with respect to all or a portion of the shares of common stock subject to a stock option or may be granted separately. The exercise price of an SAR may not be less the fair market value of the common stock on the date of grant and its term may not extend more than ten years after the date of grant.

Stock awards consist of restricted grants of common stock. Rights to dividends may be extended to and made part of any stock award at the discretion of our board of directors.

Restricted stock unit awards consist of awards of units denominated in common stock. Rights to dividend equivalents may be extended to and made part of any restricted stock unit award at the discretion of our board of directors.

Performance awards consist of grants made subject to the attainment of one or more performance goals. Our board of directors will determine the terms, conditions, limitations and performance goals with respect to performance awards to our non-employee directors.

Amendment of the Plan

The committee may amend or terminate the 2011 Plan in response to any legal requirements or for any other purpose permitted by law; provided, however, that our board of directors must approve such committee action related to non-employee director awards, no amendment that would adversely affect the rights of a participant may be made without the consent of the participant, and no amendment may be effective prior to its approval by the stockholders of MPC if approval by stockholders is legally required.

Federal Income Tax Consequences of the 2011 Plan

The following is a discussion of material U.S. federal income tax consequences to participants in the 2011 Plan, based on the law as currently in effect. This discussion is limited, and does not cover state, local, or foreign tax treatment for participants in the 2011 Plan. Differences in participants’ financial situations may cause tax consequences to vary.

Participants will not realize taxable income upon the grant of a nonqualified stock option or SAR. Upon the exercise of a nonqualified stock option, the participant will generally recognize ordinary income in an amount equal to the excess of (a) the fair market value of the stock over (b) the exercise price paid by the participant for the stock. Upon the exercise of an SAR, the participant will generally recognize ordinary income in an amount equal to the excess of (x) the fair market value of the stock underlying the SAR over (y) the grant price of the SAR. In the case of MPC employees, the ordinary income is subject to tax withholding by MPC. The participant will generally have a tax basis in any shares of common stock received pursuant to the exercise of an SAR, or pursuant to the exercise of a nonqualified stock option, that equals the fair market value of the shares on the date of exercise. Generally, we will be entitled to a deduction for U.S. federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by the MPC employee or director.

Incentive stock options can only be granted to employees. An employee will not have taxable income upon the grant of an incentive stock option. Upon the exercise of an incentive stock option, the employee will not have taxable income, although the excess of the fair market value of the shares of common stock received upon exercise of the incentive stock option over the exercise price will increase the alternative minimum taxable income of the employee, which may cause the employee to incur alternative minimum tax. The payment of any alternative minimum tax due to the exercise of an incentive stock option may be allowed as a credit against the employee’s regular tax liability in a later year.

Upon the disposition of stock received upon exercise of an incentive stock option that has been held for the requisite holding period (generally one year from the date of exercise and two years from the date of grant), the employee will generally recognize capital gain or loss equal to the difference between the amount received in the disposition and the exercise price paid. However, if an employee disposes of stock that has not been held for the requisite holding period, the employee will recognize ordinary income in the year of the disqualifying disposition to the extent that the fair market value of the stock at the time of exercise of the incentive stock option, or, if less, the amount realized in the case of an arm’s-length disqualifying disposition to an unrelated party, exceeds the exercise price paid by the employee for the stock. The employee will also recognize capital gain, or, depending on the holding period, additional ordinary income, to the extent the amount realized in the disqualifying disposition exceeds the fair market value of the stock on the exercise date. If the exercise price paid for the stock exceeds the amount realized in the disqualifying disposition, in the case of an arm’s-length disposition to an unrelated party, the excess would ordinarily be a capital loss.

We are generally not entitled to any federal income tax deduction upon the grant or exercise of an incentive stock option, unless the employee makes a disqualifying disposition of the stock. If an employee makes a disqualifying disposition, we will generally be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by the employee.

An employee will recognize ordinary income upon receipt of cash pursuant to a cash award or performance award or, if earlier, at the time the cash is otherwise made available for the employee to draw upon it.

A participant will not have taxable income upon the grant of a stock award in the form of units denominated in common stock, but rather will generally recognize ordinary income at the time the participant receives common stock or cash in satisfaction of a stock unit award in an amount equal to the fair market value of the common stock or cash received. In general, a participant will recognize ordinary income as a result of the receipt of common stock pursuant to a stock award or performance award in an amount equal to the fair market value of the common stock when the stock is received; provided, however, that if the stock is not transferable and is subject to a substantial risk of forfeiture when received, the participant will recognize ordinary income in an amount equal to the fair market value of the common stock when it first becomes transferable or is no longer subject to a substantial risk of forfeiture, unless the participant makes an election to be taxed on the fair market value of the common stock when the stock is received.

An employee will be subject to tax withholding for federal, and generally for state and local, income taxes at the time the employee recognizes income with respect to common stock or cash received pursuant to a cash award, performance award, stock award or stock unit award. Dividends that are received by a participant prior to the time that the common stock is taxed to the participant are taxed as additional compensation, not as dividend income. A participant’s tax basis in the common stock received will equal the amount recognized by the participant as income, and the participant’s holding period in the shares will commence on the date income is recognized.

We intend to make awards under the 2011 Plan that are either not subject to Section 409A of the Code or that comply with the requirements of Section 409A of the Code.

Awards Under the Plan

All other awards under the 2011 Plan will be granted at the discretion of the board of directors or the committee (or their delegate), as appropriate. Therefore, the total benefits that will be received by any particular person or group under the 2011 Plan are not determinable at this time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the anticipated beneficial ownership of our common stock by:

•	each stockholder who is expected following the spin-off to beneficially own more than 5% of our common stock;

•	each executive officer named in the Summary Compensation Table;

•	each person expected to serve on our board of directors as of the distribution date; and

•	all of our executive officers and directors as a group.

We have based the percentage of class amounts set forth below on each indicated person’s beneficial ownership of Marathon Oil common stock as of March 10, 2010, unless we indicate some other basis for the share amounts, and based on the distribution of one share of our common stock for every two shares of Marathon Oil common stock outstanding. To the extent our directors and executive officers own shares of Marathon Oil common stock at the time of the spin-off, they will participate in the distribution of shares of common stock in the spin-off on the same terms as other holders of Marathon Oil common stock. Following the spin-off, we will have an aggregate of approximately [            ] million shares of common stock outstanding, based on approximately [            ] million shares of Marathon Oil common stock outstanding on [            ] , 2010. The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio 45840-3229.

	Shares of Common Stock to be Beneficially Owned
Name of Beneficial Owner	Number	Percent
Blackrock, Inc.	26,217,994	7.39	%(1)
FMR LLC	19,520,112	5.499	%(2)
Mr. David A. Daberko	21,710	*
Mr. William L. Davis	20,687	*
Mr. Charles Lee	29,743	*
Mr. Seth Schofield	29,741	*
Mr. John W. Snow	10,405	*
Mr. Thomas J. Usher	18,656	*
Mr. Gary R. Heminger	344,224	*
Mr. Garry L. Peiffer		*
Mr. Richard D. Bedell		*
Mr. Anthony R. Kenney		*
Mr. J. Michael Wilder		*
All executive officers and directors as a group ([ ] persons)		*

(1)

Based on the Schedule 13G/A dated January 21, 2011 (filed: February 7, 2011) which indicates that it was filed by Blackrock, Inc., According to such Schedule 13G, Blackrock, Inc., through itself and being the parent holding company or control person over each of the following subsidiaries: Blackrock Japan Co., Ltd., Blackrock Advisors (UK) Limited, Blackrock Institutional Trust Company, N.A., Blackrock Fund Advisors, Blackrock Asset Management Canada Limited, Blackrock Asset Management Australia Limited, Blackrock Advisors, LLC, Blackrock Capital Management, Inc., Blackrock Financial Management, Inc., Blackrock Investment Management, LLC, Blackrock Investment Management (Australia) Limited, Blackrock (Luxembourg) S.A., Blackrock (Netherlands) B.V., Blackrock Fund Managers Limited, Blackrock Pensions Limited, Blackrock Asset Management Ireland Limited, Blackrock International

Limited, Blackrock Investment Management (UK) Limited, and State Street Research & Management Company, each individually owning less than 5% is deemed to beneficially own 52,435,989 shares of Marathon Oil common stock, and has sole voting power over 52,435,989 shares, shared voting power over no shares, sole dispositive power over 52,435,989 shares, and shared dispositive power over no shares.

(2)	Based on the Schedule 13G/A dated February 11, 2011 (filed: February 14, 2011) which indicates that it was filed jointly by FMR LLC (“FMR”) and Edward C. Johnson 3d, Chairman of FMR. According to the Schedule 13G, (i) Fidelity Management & Research Company (“Fidelity”), a wholly owned subsidiary of FMR, is an investment adviser and the beneficial owner of 34,538,068 shares of Marathon Oil common stock or 4.865% and that Edward C. Johnson 3d and FMR, through its control of Fidelity, and the funds each has sole dispositive power over 34,538,068 shares of Marathon Oil common stock owned by the funds, shared dispositive power over no shares, and that neither FMR or Edward C. Johnson 3d has sole or shared voting power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ Board of Trustees; (ii) Strategic Advisers, Inc., is a wholly owned subsidiary of FMR and an investment adviser is deemed to beneficially own 17,834 shares of Marathon Oil common stock or .003%; (iii) Pyramis Global Advisors, LLC (“PGALLC”), an indirect wholly owned subsidiary of FMR and an investment adviser is deemed to beneficially own 470,280 shares of Marathon Oil common stock or .066%, and that Edward C. Johnson 3d and FMR, through its control of PGALLC, each has sole voting power or the power to direct the voting over 470,280 shares of Marathon Oil common stock, and each has sole dispositive power over 470,280 shares owned by the institutional accounts or funds advised by PGALLC; and (iv) Pyramis Global Advisors Trust Company (“PGATC”), an indirect wholly owned subsidiary of FMR and a bank is deemed to beneficially own 729,270 shares of Marathon Oil common stock or .103%, as a result of its serving as investment manager of institutional accounts owning such shares, and that Edward C. Johnson 3d and FMR, through its control of PGATC, each has sole voting power or the power to direct the voting over 686,060 shares of Marathon Oil common stock, and each has sole dispositive power over 729,270 shares owned by the institutional accounts managed by PGATC. FIL Limited (“FIL”) and various foreign-based subsidiaries provide investment advisory services to a number of non-U.S. investment companies and certain institutional investors. FIL is deemed to beneficially own 3,284,772 shares of Marathon Oil common stock or .463%, has sole voting power or the power to direct the voting of 3,034,412 shares and no voting power over 250,360 shares held by the international funds, and dispositive power over 3,284,772 shares owned by the international funds. Partnerships controlled predominately by members of the family of Edward C. Johnson 3d, Chairman of FMR and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 39% of the total votes which may be cast by all holders of FIL voting stock. FMR and FIL are separate and independent corporate entities, and their boards of directors are generally composed of different individuals. FMR and FIL are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act and that they are not otherwise required to attribute to each other the “beneficial ownership” of securities “beneficially owned” by the other corporation within the meaning of Rule 13d-3 of the Exchange Act.
*	The percentage of shares beneficially owned by each director or executive officer does not exceed one percent of the common shares outstanding.

DESCRIPTION OF CAPITAL STOCK

Introduction

In the discussion that follows, we have summarized the material provisions of our certificate of incorporation and by-laws relating to our capital stock. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to: (1) our restated certificate of incorporation, which we refer to in this Form 10 as our “certificate of incorporation”; and (2) our amended and restated by-laws, which we refer to in this Form 10 as our “by-laws.” You should read the provisions of our certificate of incorporation and by-laws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement on Form 10 of which this information statement forms a part. See “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of:

•	1 billion shares of common stock; and

•	30 million shares of preferred stock, issuable in series.

Each authorized share of common stock has a par value of $0.01. The authorized shares of preferred stock have par value of $0.01 per share. Immediately following the spin-off, we expect that approximately 355 million shares of our common stock will be outstanding, based on the distribution of one share of our common stock for every two shares of Marathon Oil common stock outstanding and the anticipated number of shares of Marathon Oil common stock outstanding as of the record date. The actual number of shares of our common stock to be distributed will be determined based on the number of shares of Marathon Oil common stock outstanding as of the record date. Immediately following the spin-off, no shares of our preferred stock will be issued and outstanding.

Common Stock

Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders. No share of our common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting our company.

Holders of our common stock will be entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. Dividends on our common stock will be paid at the discretion of our board of directors after taking into account various factors, including:

•	our financial condition and performance;

•	our cash needs and capital investment plans;

•	our obligations to holders of any preferred stock we may issue;

•	income tax consequences; and

•	the restrictions Delaware and other applicable laws then impose.

In addition, the terms of the loan agreements, indentures and other agreements we enter into from time to time may contain covenants or other provisions that could limit our ability to pay, or otherwise restrict the payment of, cash dividends. For discussions of the covenants contained in our Credit Agreement and our Indenture, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All shares of common stock to be distributed in connection with the spin-off will be fully paid and nonassessable.

We have applied to have our shares of the common stock listed on the New York Stock Exchange under the symbol “MPC.”

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

At the direction of our board of directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time. Our board of directors can determine the number of shares of each series of preferred stock and the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock our board may determine not to seek stockholder approval.

The existence of undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. As a result, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, may discourage an unsolicited acquisition proposal or may materially and adversely affect the market price of our common stock or any existing preferred stock.

Restrictions on Stock Ownership by Non-U.S. Citizens

We are subject to a variety of U.S. federal statutes and regulations, including the Shipping Act of 1916, as amended, and the Merchant Marine Act of 1920, as amended, that govern the ownership and operation of vessels used to carry cargo between U.S. ports (collectively the “Maritime Laws.”)

To ensure that ownership by non-U.S. citizens of our stock will not exceed the 25% maximum permitted by the Maritime Laws, our certificate of incorporation limits the aggregate percentage ownership by non-U.S. citizens of our stock to 23% of the outstanding shares. We may prohibit transfers that would cause ownership of our stock by non-U.S. citizens to exceed 23%. Our certificate of incorporation authorizes us to effect any and all measures necessary or desirable to monitor and limit foreign ownership of our stock.

If, despite such measures, the number of shares of our stock that are owned by non-U.S. citizens exceeds 23%, we may suspend the voting, dividend and other distribution rights of the shares owned by non-U.S. citizens in excess of 23%. The determination of which shares will be deemed in excess of the 23% limitation will be made by reference to the dates the shares were acquired by non-U.S. citizens. Our determination of which shares are deemed to be in excess will be conclusive. We will have the power but are under no obligation to redeem any such excess shares at a redemption price per share equal to the fair market value of the shares on the date we call for redemption plus any dividend or other distribution declared with respect to such shares prior to the date we call for redemption and remaining unpaid.

Restrictions on Citizenship of Directors, Chairman and CEO

Our certificate of incorporation also limits the number of our directors that are non-U.S. citizens to no more than the minority necessary to constitute a quorum of directors for a meeting and requires our chairman and CEO to be U.S. Citizens.

Limitation on Directors’ Liability

Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of the members of our board of directors by providing that no director will be personally liable to us or our stockholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our by-laws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities. See “Indemnification of Directors and Officers.”

Statutory Business Combination Provision

As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date that person became an interested stockholder unless:

•

before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•

on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and By-laws

Some of the provisions of our certificate of incorporation and by-laws discussed below may have the effect, either alone or in combination with the provisions of our certificate of incorporation discussed above and Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that our board of directors opposes but that a stockholder might consider to be in its best interest.

Our certificate of incorporation provides that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Our certificate of incorporation and by-laws provide that only a majority of our board of directors, the chairman of our board of directors or our chief executive officer may call a special meeting of our stockholders.

Our certificate of incorporation provides for a classified board of directors. Except for directors that our preferred stockholders may elect, our board of directors is divided into three classes, with the directors of each class as nearly equal in number as possible. At each annual meeting of our stockholders, the term of a different class of our directors will expire. As a result, we contemplate that our stockholders will elect approximately one-third of our board of directors each year. Our board of directors believes that a classified board structure facilitates continuity and stability of leadership and policy by helping ensure that, at any given time, a majority of our directors will have prior experience as directors of our company and will be familiar with its business and operations. This will, in the view of our board of directors, permit more effective long-term planning and help create long-term value for our stockholders. Board classification could, however, prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders’ meeting following the date that party obtains that control. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Our certificate of incorporation provides that the number of directors will be fixed exclusively by, and may be increased or decreased exclusively by, our board of directors from time to time, but will not be less than three. Our certificate of incorporation and by-laws provide that directors may be removed only with cause (as such term is defined in our certificate of incorporation) as determined by the Delaware Chancery Court, or by a vote of at least 80% of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office, and a director appointed to fill a vacancy serves for the remainder of the term of the class of directors in which the vacancy occurred. These provisions will prevent our stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Our by-laws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to our board of directors at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. In the case of any annual meeting, a stockholder proposing to nominate a person for election to our board of directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 90 days and not more than 120 days before the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the first anniversary of the immediately preceding year’s annual meeting. If our chief executive officer, the chairman of our board of directors or a majority of our board of directors calls a special meeting of stockholders for the election of directors, a stockholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than 120 days prior to that special meeting and not later than the last to occur of (1) 90 days prior to that special meeting or (2) the 10th day following the day we publicly disclose the date of the special meeting. Our by-laws prescribe specific information that any such stockholder notice must contain. These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Our certificate of incorporation and by-laws provide that our stockholders may adopt, amend and repeal our by-laws at any regular or special meeting of stockholders by a vote of at least 80% of the voting power of our outstanding voting stock, provided the notice of intention to adopt, amend or repeal the by-laws has been included in the notice of that meeting. Our certificate of incorporation and by-laws also confer on our board of directors the power to adopt, amend or repeal our by-laws with the affirmative vote of a majority of the directors then in office.

Our certificate of incorporation provides that a vote of at least 80% of the voting power of our outstanding voting stock at any regular or special meeting of the stockholders is required to adopt, amend or repeal certain provisions of our certificate of incorporation.

As discussed above under “—Preferred Stock,” our certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to provide for the issuance of all or any shares of our preferred stock in one or more series and to determine the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series. The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common stockholders.

In addition to the purposes described above, these provisions of our certificate of incorporation and by-laws are also intended to increase the bargaining leverage of our board of directors, on behalf of our stockholders, in any future negotiations concerning a potential change of control of our company. Our board of directors has observed that certain tactics that bidders employ in making unsolicited bids for control of a corporation, including hostile tender offers and proxy contests, have become relatively common in modern takeover practice. Our board of directors considers those tactics to be highly disruptive to a corporation and often contrary to the overall best interests of its stockholders. In particular, bidders may use these tactics in conjunction with an attempt to acquire a corporation at an unfairly low price. In some cases, a bidder will make an offer for less than all the outstanding capital stock of the target company, potentially leaving stockholders with the alternatives of partially liquidating their investment at a time that may be disadvantageous to them or retaining an investment in the target company under substantially different management with objectives that may not be the same as the new controlling stockholder. The concentration of control in our company that could result from such an offer could deprive our remaining stockholders of the benefits of listing on the New York Stock Exchange and public reporting under the Exchange Act.

While our board of directors does not intend to foreclose or discourage reasonable merger or acquisition proposals, it believes that value for our stockholders can be enhanced by encouraging would-be acquirers to forego hostile or coercive tender offers and negotiate with the board of directors terms that are fair to all stockholders. Our board of directors believes that the provisions described above will (1) discourage disruptive tactics and takeover attempts at unfair prices or on terms that do not provide all stockholders with the opportunity to sell their stock at a fair price and (2) encourage third parties who may seek to acquire control of our company to initiate such an acquisition through negotiations directly with our board of directors. Our board of directors also believes these provisions will help give it the time necessary to evaluate unsolicited offers, as well as appropriate alternatives, in a manner that assures fair treatment of our stockholders. Our board of directors recognizes that a takeover might in some circumstances be beneficial to some or all of our stockholders, but, nevertheless, believes that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure our company outweigh the disadvantages of discouraging those proposals.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock. Our stockholders can contact the transfer agent and registrar at:

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021-1011

Telephone: (888) 843-5542 or

(781) 575-4735 (outside the United States, Canada and Puerto Rico)

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, such as a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of any actions by or in the right of the corporation, except that indemnification only extends to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, by-laws, agreement, a vote of stockholders or disinterested directors or otherwise.

Our by-laws provide that we will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or a person for whom such person is the legal representative, is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, manager, partner, member, member representative or other designated legal representative of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to employee benefit plans, against all liability and losses suffered and expenses (including attorneys’ fees) incurred by such person in connection with such action, suit or proceeding. Our by-laws also provide that we will pay the expenses incurred by a director or officer in defending any such proceeding in advance of its final disposition, subject to such person providing us with specified undertakings. Notwithstanding the foregoing, our by-laws provide that we shall be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by our board of directors. These rights are not exclusive of any other right that any person may have or may acquire under any statute, provision of our certificate of incorporation, by-laws, agreement, vote of stockholders or disinterested directors or otherwise. No amendment, modification or repeal of those provisions will in any way adversely affect any right or protection under those provisions of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Our by-laws also permit us to secure and maintain insurance on behalf of any of our directors, officers, employees or agents and each person who is, or was, serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise for any liability asserted against and incurred by such person in any such capacity. We intend to obtain directors’ and officers’ liability insurance providing coverage to our directors and officers.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The combined financial statements of the Refining, Marketing and Transportation Business of Marathon Oil Corporation as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this information statement have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 under the Exchange Act relating to the common stock being distributed in the spin-off. This information statement forms a part of that registration statement but does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information relating to us and the shares of our common stock, reference is made to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549 or on the SEC’s Web site at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC’s Public Reference Room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

As a result of the spin-off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Those periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the SEC’s Web site at http://www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

We plan to make available free of charge on our Web site, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. All of these documents will be made available free of charge on our Web site, www.MarathonPetroleum.com, and will be provided free of charge to any stockholders requesting a copy by writing to: Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio 45840-3229, Attention: Corporate Secretary.

The information on our Web site is not, and shall not be deemed to be, a part of this information statement or incorporated into any other filings we make with the SEC.

No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Marathon Oil. Neither the delivery of this information statement nor consummation of the spin-off shall, under any circumstances, create any implication that there has been no change in our affairs or those of Marathon Oil since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

GLOSSARY OF SELECTED TERMS

The following are definitions of some of the terms we use to describe our business in this information statement.

Aliphatic Hydrocarbons—A group of hydrocarbons primarily consumed in the oil-based paint, coating, ink and adhesive industries. Aliphatics are also used for industrial cleaning, dry cleaning, aerosol formulations, lighter fluids and household products.

Anode Grade Coke—Grade of petroleum coke (as defined below) low in metals such as vanadium, nickel and iron.

Aromatics—A group of hydrocarbons derived chiefly from petroleum and coal tar that are used in producing a wide range of consumer products.

Bitumen—A name for various solid and semisolid crude oils.

Blendstocks or blend stocks—Various hydrocarbon streams produced from crude oil, natural gas processing, partially refined products and additives, which when blended together produce finished gasoline and diesel fuel. These blends may include natural gasoline, fuel ethanol, reformed gasoline or butane, among others.

Charge stocks—Various hydrocarbon streams produced from crude oil, natural gas processing, partially refined products and additives, which when processed in refinery units produce finished refined products. Charge stocks include gas oil. See the definition of Feedstocks below.

Coke—A solid material and a by-product of the cracking process. Cokes produced from sour crude oil are high in sulfur and trace metals and are used in fuel applications such as utility boilers. Cokes produced from sweet crude are low in sulfur and are used in applications such as aluminum smelting.

Coking—A refining process for thermally converting and upgrading heavy residual into lighter products and petroleum coke.

Cumene—A colorless, flammable, aromatic hydrocarbon liquid that is processed into other important chemicals, such as phenol and acetone.

Dealer—A business person or entity that operates one or more retail gasoline outlets affiliated with a brand identity.

Diluent—A lighter medium such as synthetic crude oil or natural gas condensates that is use to dilute bitumen to create a heavy crude oil blend that can be transported in pipelines.

Distillates—Liquid hydrocarbons recovered from wet gas by a separator that condenses the liquid out of the gas.

Ethanol—Flammable liquid obtained by fermentation of corn or other starchy or sugary plant materials, used primarily as fuel for vehicles. When denatured with gasoline for fuel blending, ethanol may be referred to as fuel ethanol.

Feedstocks—Hydrocarbon compounds such as gas oil and natural gas that are processed and/or blended to produce an end product.

Fluid Catalytic Cracking—The refining process under which heavy molecular weight hydrocarbons are broken up into light hydrocarbon molecules through the use of a catalytic agent to increase the yield of gasoline from crude oil. Fluid catalytic cracking uses a catalyst in the form of very fine particles, which behave as a fluid when aerated with a vapor.

Gathering Line—A pipeline that transports oil or gas from a central point of production to a transmission line or mainline.

Heavy Crude Oil—Crude oil with an American Petroleum Institute gravity of 24 degrees or less. Heavy crude oil is generally sold at a discount to lighter crude oils.

Heavy Fuel Oil—A product of crude oil with a complex mixture of high molecular weight hydrocarbons produced from high temperature treatment of heavy petroleum fractions primarily used in the utility and ship bunkering industries.

Independent Retailer—A business person who operates multiple retail motor fuel outlets.

Jobber—A business person or entity that does not carry out refining operations but purchases refined products and resells them to other jobbers, dealers or other gas station or convenience store customers. Jobbers often supply retail outlets which they own or operate.

Mbpd—Thousand barrels per day.

Mmbpd—Million barrels per day.

Naphtha—A by-product of crude oil refining which is used as a gasoline blending and/or feedstock component.

Petroleum Pitch—A residue from heat treatment and distillation of petroleum fractions. Petroleum pitch is used in the manufacture of carbon products like graphite electrodes, carbon anodes, sealers and coatings, driveway sealers, carbon/carbon composite products and carbon fibers. It is also used as a binder for other industries such as refractory applications, building materials and clay pigeons used for target shooting.

Propylene—A chemical substance derived mainly as a co-product with ethylene through the cracking process of gas oil or naphtha and used primarily in the manufacture of plastics.

Slack Wax—An unrefined mixture of high-melting hydrocarbons obtained from a solvent dewaxing process from high boiling distillates or residual oils.

Slurry—A heavy oil produced in the catalytic cracking process. Slurry oil is normally sold as a heavy industrial fuel or recycled back into the oil refining process to make other refined products such as diesel.

Sour Crude Oil—A crude oil that is relatively high in sulfur content, which requires additional processing to remove the sulfur.

Sweet Crude Oil—A crude oil that is relatively low in sulfur content.

Throughput—The actual quantity of crude oil and other product processed at a unit or refinery, typically expressed in barrels per day.

Throughput Capacity—The potential or design capacity of crude oil that can be processed through a unit or a refinery, typically expressed in barrels per day.

Toluene—A colorless, flammable, hydrocarbon liquid that is primarily used in paints and coatings, printing inks, adhesives and flexible foams. Toluene is also widely used as a gasoline blendstock to increase octane.

Vacuum Distillation—Distillation under reduced pressure which lowers the boiling temperature of crude oils in order to distill crude oil components that have high boiling points.

Xylene—A colorless, flammable, hydrocarbon liquid that is primarily sold as an intermediate chemical feedstock that is processed into plastics. Xylene can also be found in paints and coatings, printing inks, adhesives and flexible foams.

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Marathon Petroleum Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of income, cash flows and net investment present fairly, in all material respects, the financial position of the Refining, Marketing & Transportation Business of Marathon Oil Corporation and its subsidiaries (the “Company”) at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

March 29, 2011

Refining, Marketing & Transportation Business of Marathon Oil Corporation

Combined Statements of Income

(In millions)	2010	2009	2008
Revenues and other income:
Sales and other operating revenues (including consumer excise taxes)	$62,387	$45,461	$62,895
Sales to related parties	100	69	2,044
Income from equity method investments	70	30	121
Net gain on disposal of assets	11	4	152
Other income	37	75	46

Total revenues and other income	62,605	45,639	65,258

Costs and expenses:
Cost of revenues (excludes items below)	51,685	37,003	54,648
Purchases from related parties	2,593	1,317	1,879
Consumer excise taxes	5,208	4,924	5,065
Depreciation and amortization	941	670	606
Selling, general and administrative expenses	920	842	961
Other taxes	247	229	244

Total costs and expenses	61,594	44,985	63,403

Income from operations	1,011	654	1,855
Related party net interest and other financial income	24	45	26
Net interest and other financial income (costs)	(12)	(14)	4

Income before income taxes	1,023	685	1,885
Provision for income taxes	400	236	670

Net income	$623	$449	$1,215

The accompanying notes are an integral part of these combined financial statements.

Refining, Marketing & Transportation Business of Marathon Oil Corporation

Combined Balance Sheets

	December 31,
(In millions)	2010	2009
Assets
Current assets:
Cash and cash equivalents	$118	$128
Related party debt securities	2,404	864
Receivables, less allowance for doubtful accounts of $4 and $14	4,393	3,526
Receivables from related parties	5	17
Inventories	3,071	3,324
Other current assets	65	41

Total current assets	10,056	7,900
Equity method investments	312	365
Property, plant and equipment, net	11,724	11,897
Goodwill	837	872
Other noncurrent assets	303	220

Total assets	$23,232	$21,254

Liabilities
Current liabilities:
Accounts payable	$6,453	$5,507
Payables to related parties	341	190
Payroll and benefits payable	266	243
Consumer excise taxes payable	286	292
Deferred income taxes	440	265
Long-term debt payable within one year to parent company and subsidiaries	655	—
Long-term debt due within one year	11	11
Other current liabilities	168	129

Total current liabilities	8,620	6,637
Long-term debt payable to parent company and subsidiaries	2,963	2,358
Long-term debt	268	243
Deferred income taxes	1,367	1,251
Defined benefit postretirement plan obligations	1,493	1,361
Deferred credits and other liabilities	277	232

Total liabilities	14,988	12,082
Commitments and contingencies
Net investment
Net investment	8,867	9,692
Accumulated other comprehensive loss	(623)	(520)

Total net investment	8,244	9,172

Total liabilities and net investment	$23,232	$21,254

The accompanying notes are an integral part of these combined financial statements.

Refining, Marketing & Transportation Business of Marathon Oil Corporation

Combined Statements of Cash Flows

(In millions)	2010	2009	2008
Increase (decrease) in cash and cash equivalents
Operating activities:
Net income	$623	$449	$1,215
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	941	670	606
Pension and other postretirement benefits, net	13	(100)	98
Deferred income taxes	308	225	(123)
Net gain on disposal of assets	(11)	(4)	(152)
Equity method investments, net	(34)	8	38
Changes in the fair value of derivative instruments	(16)	59	94
Changes in:
Current receivables	(762)	(1,448)	1,968
Inventories	(76)	(22)	(198)
Current accounts payable and accrued liabilities	1,001	2,485	(2,919)
Receivables from / payables to related parties	163	111	(62)
All other, net	67	22	119

Net cash provided by operating activities	2,217	2,455	684

Investing activities:
Additions to property, plant and equipment	(1,217)	(2,891)	(2,787)
Disposal of assets	763	53	669
Investments in related party debt securities – purchases	(9,709)	(16,755)	(8,545)
– redemptions	8,019	16,915	8,064
Investments – loans and advances	(45)	(23)	(91)
– repayments of loans and return of capital	44	35	84
All other, net	—	22	(1)

Net cash used in investing activities	(2,145)	(2,644)	(2,607)

Financing activities:
Long-term debt payable to parent company and subsidiaries – borrowings	18,804	15	17,577
– repayments	(17,544)	—	(15,515)
Long-term debt – repayments	(12)	(13)	(4)
Contributions from (distributions to) parent company	(1,330)	207	(151)

Net cash provided by (used in) financing activities	(82)	209	1,907

Net increase (decrease) in cash and cash equivalents	(10)	20	(16)
Cash and cash equivalents at beginning of year	128	108	124

Cash and cash equivalents at end of year	$118	$128	$108

The accompanying notes are an integral part of these combined financial statements.

Refining, Marketing & Transportation Business of Marathon Oil Corporation

Combined Statements of Net Investment

(In millions)	2010	2009	2008
Net investment
Balance at beginning of year	$9,692	$9,194	$8,011
Net income	623	449	1,215
Contributions from (distributions to) parent company	(1,448)	49	(32)

Balance at end of year	8,867	9,692	9,194

Accumulated other comprehensive loss
Defined benefit postretirement and post-employment plans:
Balance at beginning of year	(526)	(264)	(90)
Actuarial losses, net of tax	(108)	(267)	(176)
Prior service costs, net of tax	5	5	2

Balance at end of year	(629)	(526)	(264)
Other:
Balance at beginning of year	6	6	19
Changes during year, net of tax	—	—	(13)

Balance at end of year	6	6	6

Total at end of year	(623)	(520)	(258)

Total net investment	$8,244	$9,172	$8,936

Comprehensive income
Net income	$623	$449	$1,215
Defined benefit postretirement and post-employment plans:
Actuarial losses, net of tax of $20, $168 and $111	(108)	(267)	(176)
Prior service costs, net of tax of ($3), ($3) and ($2)	5	5	2
Other:
Changes during year, net of tax of $0, $0 and $8	—	—	(13)

Comprehensive income	$520	$187	$1,028

The accompanying notes are an integral part of these combined financial statements.

Notes to Combined Financial Statements

1. Spin-off, Description of the Business and Basis of Presentation

Spin-off – On January 13, 2011, Marathon Oil Corporation (“Marathon Oil”) announced that its board of directors had approved moving forward with plans to separate its Refining, Marketing & Transportation Businesses (“RM&T Business”) into an independent publicly traded company, Marathon Petroleum Corporation (“MPC”), through a spin-off that is expected to be completed in accordance with a separation and distribution agreement between Marathon Oil and MPC (the “Spin-Off”). The Spin-Off is generally intended to be a tax free event to the stockholders and to Marathon Oil and MPC. Marathon Oil intends to distribute, on a pro rata basis, shares of MPC common stock to the Marathon Oil stockholders as of the record date for the Spin-Off. Upon completion of the Spin-Off, Marathon Oil and MPC will each be independent and have separate public ownership, boards of directors and management. The Spin-Off is subject to final approval by Marathon Oil’s board of directors, which approval is subject to, among other things, receipt of a private letter ruling from the Internal Revenue Service and an opinion of tax counsel, in each case with respect to the tax-free nature of the Spin-Off. MPC was incorporated in Delaware as a wholly owned subsidiary of Marathon Oil on November 9, 2009.

Unless otherwise stated or the context otherwise indicates, all references in these combined financial statements to “us,” “our” or “we” mean the RM&T Business. All subsidiaries and equity method investments not contributed by Marathon Oil to MPC will remain with Marathon Oil and, together with Marathon Oil, are referred to as the “Marathon Oil Companies.”

Description of the Business – Our business consists of refining, wholesale marketing, retail marketing and pipeline transportation operations conducted primarily in the Midwest, Gulf Coast and southeastern regions of the United States, through subsidiaries, including Marathon Petroleum Company LP, Speedway LLC and Marathon Pipe Line LLC. Until October 8, 2008, we also had a 50 percent ownership interest in Pilot Travel Centers LLC (“PTC”), the operator of a nationwide network of travel centers. Until December 1, 2010, we also had operations in the Upper Great Plains region of the United States.

See Note 7 for additional information about our operations.

Basis of Presentation – The accompanying combined financial statements were prepared in connection with the Spin-Off and reflect the combined historical results of operations, financial position and cash flows of the Marathon Oil subsidiaries that operate its RM&T Business, as described above, as if such businesses had been combined for all periods presented. All significant intercompany transactions and accounts within the RM&T Business have been eliminated. The assets and liabilities in these combined financial statements have been reflected on a historical basis, as immediately prior to the Spin-Off all of the assets and liabilities presented are wholly owned by Marathon Oil and are being transferred within the Marathon Oil consolidated group. The combined statements of income also include expense allocations for certain corporate functions historically performed by the Marathon Oil Companies, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. These allocations are based primarily on specific identification, headcount or computer utilization. Our management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from the Marathon Oil Companies, are reasonable. However, these combined financial statements may not include all of the actual expenses that would have been incurred had we been a stand-alone company during the periods presented and may not reflect our combined results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. Actual costs that would have been incurred if we had been a stand-alone company would depend upon multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Events and transactions subsequent to the balance sheet date have been evaluated through March 29, 2011, the date these combined financial statements were issued, for potential recognition or disclosure in the combined financial statements.

2. Summary of Principal Accounting Policies

Equity method investments – Investments in entities over which we have significant influence, but not control, are accounted for using the equity method of accounting. This includes entities in which we hold majority ownership but the minority shareholders have substantive participating rights in the investee. Income from equity method investments represents our proportionate share of net income generated by the equity method investees.

Equity method investments are carried at our share of net assets plus loans and advances. Such investments are assessed for impairment whenever changes in the facts and circumstances indicate a loss in value has occurred, if the loss is deemed to be other than temporary. When the loss is deemed to be other than temporary, the carrying value of the equity method investment is written down to fair value, and the amount of the write-down is included in net income. Differences in the basis of the investments and the separate net asset values of the investees, if any, are amortized into net income over the remaining useful lives of the underlying assets, except for the excess related to goodwill.

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the combined financial statements and the reported amounts of revenues and expenses during the respective reporting periods.

Revenue recognition – Revenues are recognized when products are shipped or services are provided to customers, title is transferred, the sales price is fixed or determinable and collectability is reasonably assured. Costs associated with revenues are recorded in cost of revenues. Shipping and other transportation costs billed to customers are presented on a gross basis in revenues and cost of revenues.

Rebates from vendors are recognized as a reduction of cost of revenues when the initiating transaction occurs. Incentives that are derived from contractual provisions are accrued based on past experience and recognized in cost of revenues.

Crude oil and refined product exchanges and matching buy/sell transactions – We enter into exchange contracts and matching buy/sell arrangements whereby we agree to deliver a particular quantity and quality of crude oil or refined products at a specified location and date to a particular counterparty and to receive from the same counterparty the same commodity at a specified location on the same or another specified date. The exchange receipts and deliveries are nonmonetary transactions, with the exception of associated grade or location differentials that are settled in cash. The matching buy/sell purchase and sale transactions are settled in cash. Both exchange and matching buy/sell transactions are accounted for as exchanges of inventory and no revenues are recorded. The exchange transactions are recognized at the carrying amount of the inventory transferred.

Consumer excise taxes – We are required by various governmental authorities, including countries, states and municipalities, to collect and remit taxes on certain consumer products. Such taxes are presented on a gross basis in revenues and costs and expenses in the combined statements of income.

Cash and cash equivalents – Cash and cash equivalents include cash on hand and on deposit and investments in highly liquid debt instruments with maturities generally of three months or less.

Accounts receivable and allowance for doubtful accounts – Our receivables primarily consist of customer accounts receivable, including proprietary credit card receivables. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in our proprietary credit card receivables. We determine the allowance based on historical write-off experience and the volume of proprietary credit card sales. We review the allowance quarterly and past-due balances over 180 days are reviewed individually for collectability. All other customer receivables are recorded at the invoiced amounts and generally do not bear interest. Account balances for these customer receivables are charged directly to bad debt expense when it becomes probable the receivable will not be collected.

Approximately 48 percent and 52 percent of our accounts receivable balances at December 31, 2010 and 2009 are related to sales of crude oil or refinery feedstocks to customers with whom we have master netting agreements. We have master netting agreements with more than 70 companies engaged in the crude oil or refinery feedstock trading and supply business or the petroleum refining industry. A master netting agreement generally provides for a once per month net cash settlement of the accounts receivable from and the accounts payable to a particular counterparty.

Inventories – Inventories are carried at the lower of cost or market value. Cost of inventories is determined primarily under the last-in, first-out (“LIFO”) method.

Derivative instruments – We may use derivatives to manage a portion of our exposure to commodity price risk. We also have limited authority to use selective derivative instruments that assume market risk. All derivative instruments are recorded at fair value. Commodity derivatives are reflected on the combined balance sheet on a net basis by brokerage firm, as they are governed by master netting agreements. Cash flows related to derivatives used to manage commodity price risk are classified in operating activities with the underlying transactions.

Derivatives are not designated as hedges and may include commodity derivatives used to manage price risk on (1) inventories, (2) fixed price sales of refined products, (3) the acquisition of foreign-sourced crude oil and (4) the acquisition of ethanol for blending with refined products. Changes in the fair value of derivatives are recognized immediately in net income.

Our derivative instruments contain no significant contingent credit features.

All of our financial instruments, including derivatives, involve elements of credit and market risk. The most significant portion of our credit risk relates to nonperformance by counterparties. The counterparties to our financial instruments consist primarily of major financial institutions and companies within the energy industry. To manage counterparty risk associated with financial instruments, we select and monitor counterparties based on an assessment of their financial strength and on credit ratings, if available. Additionally, we limit the level of exposure with any single counterparty.

Property, plant and equipment – Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which range from 4 to 42 years. Such assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected undiscounted future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset.

When items of property, plant and equipment depreciated on an individual basis are sold or otherwise disposed of, any gains or losses are reported in net income. Gains on the disposal of property, plant and equipment are recognized when earned, which is generally at the time of closing. If a loss on disposal is expected, such losses are recognized when the assets are classified as held for sale. Proceeds from the disposal of property, plant and equipment depreciated on a group basis are credited to accumulated depreciation and amortization with no immediate effect on net income.

Goodwill – Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. Goodwill is not amortized, but rather is tested for impairment annually and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below carrying value. The impairment test requires allocating goodwill and other assets and liabilities to reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, including goodwill, then the recorded goodwill is impaired to its implied fair value with a charge to operating expense.

Major maintenance activities – Costs for planned major maintenance activities are expensed in the period incurred. These types of costs include contractor repair services, materials and supplies, equipment rentals and our labor costs.

Environmental costs – Environmental expenditures are capitalized if the costs mitigate or prevent future contamination or if the costs improve environmental safety or efficiency of the existing assets. We provide for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. The timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action. Remediation liabilities are accrued based on estimates of known environmental exposure and are discounted when the estimated amounts are reasonably fixed and determinable. If recoveries of remediation costs from third parties are probable, a receivable is recorded and is discounted when the estimated amount is reasonably fixed and determinable.

Asset retirement obligations – The fair value of asset retirement obligations is recognized in the period in which the obligations are incurred if a reasonable estimate of fair value can be made. Conditional asset retirement obligations for removal and disposal of fire-retardant material from certain refining facilities have been recognized. The amounts recorded for such obligations are based on the most probable current cost projections. Asset retirement obligations have not been recognized for the removal of materials and equipment from or the closure of certain refinery, pipeline and marketing assets because the fair value cannot be reasonably estimated since the settlement dates of the obligations are indeterminate. The recorded asset retirement obligations are not material to the combined financial statements.

Income taxes – Our taxable income was historically included in the consolidated U.S. federal income tax returns of Marathon Oil and in a number of consolidated state income tax returns. In the accompanying combined financial statements, our provision for income taxes is computed as if we were a stand-alone tax-paying entity.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. Deferred tax assets are recorded when it is more likely than not that they will be realized. The realization of deferred tax assets is assessed periodically based on several factors, primarily our expectation to generate sufficient future taxable income.

Stock-based compensation arrangements – The fair value of Marathon Oil stock options and stock-settled stock appreciation rights (collectively, “stock option awards”) granted to our employees is estimated on the date of grant using the Black-Scholes option pricing model. The model employs various assumptions, based on Marathon Oil management’s estimates at the time of grant, which impact the calculation of fair value and ultimately, the amount of expense that is recognized over the life of the stock option award. Of the required assumptions, the expected life of the stock option award and the expected volatility of Marathon Oil’s stock price have the most significant impact on the fair value calculation. Marathon Oil’s management has utilized historical data and analyzed current information that reasonably supports these assumptions.

The fair value of Marathon Oil’s restricted stock awards granted to our employees is determined based on the fair market value of Marathon Oil common stock on the date of grant.

Our stock-based compensation expense is recognized based on Marathon Oil management’s estimate of the awards that are expected to vest, using the straight-line attribution method for all service-based awards with a graded vesting feature. If actual forfeiture results are different than expected, adjustments to recognized compensation expense may be required in future periods. Compensation expense is recognized over the vesting period and is adjusted if conditions of the award are not met. We record Marathon Oil stock-based compensation expense as non-cash capital contributions.

3. Accounting Standards

Recently Adopted

Variable interest accounting standards were amended by the Financial Accounting Standards Board (“FASB”) in June 2009. The new accounting standards replace the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity. In addition, the concept of qualifying special-purpose entities has been eliminated. Ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity are also required. The amended variable interest accounting standards require reconsideration for determining whether an entity is a variable interest entity when changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lack the power from voting rights or similar rights to direct the activities of the entity. Enhanced disclosures are required for any enterprise that holds a variable interest in a variable interest entity. Prospective application of these standards in the first quarter of 2010 did not have a significant impact on our combined results of operations, financial position or cash flows. The required disclosures are presented in Note 6.

A standard to improve disclosures about fair value measurements was issued by the FASB in January 2010. The additional disclosures required include: (1) the different classes of assets and liabilities measured at fair value, (2) the significant inputs and techniques used to measure Level 2 and Level 3 assets and liabilities for both recurring and nonrecurring fair value measurements, (3) the gross presentation of purchases, sales, issuances and settlements for the rollforward of Level 3 activity and (4) the transfers in and out of Levels 1 and 2. We adopted all aspects of this standard in the first quarter of 2010. This adoption did not have a significant impact on our combined results of operations, financial position or cash flows. The required disclosures are presented in Note 15.

Measuring liabilities at fair value, a FASB accounting standards update, was issued in August 2009. This update provides clarification for circumstances in which a quoted price in an active market for an identical liability is not available. In such circumstances, an entity is required to measure fair value using (1) the quoted price of the identical liability when traded as an asset (2) quoted prices for similar liabilities or similar liabilities when traded as assets or (3) another valuation technique consistent with the fair value measurement principles such as an income approach or a market approach. The update for measuring liabilities at fair value was effective for the third quarter of 2009. Adoption did not have an impact on our combined results of operations, financial position or cash flows.

Interim disclosures about fair value of financial instruments were expanded by the FASB in April 2009. Disclosures about fair value of financial instruments are now required in interim reporting periods for publicly traded companies. This change was effective for the second quarter of 2009 and did not require disclosures for earlier periods presented for comparative purposes. Adoption did not have an impact on our combined results of operations, financial position or cash flows. The required disclosures are presented in Note 15.

Disclosure requirements for derivative instruments and hedging activities were expanded by the FASB in March 2008 to provide information regarding (1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. Requirements include qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The amendments were effective January 1, 2009 and encouraged, but did not require, disclosures for earlier periods presented for comparative purposes at initial adoption. The required disclosures appear in Note 16.

Accounting for business combinations was revised by the FASB in December 2007. This significantly changes the accounting for business combinations. An acquiring entity is required to recognize all the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their acquisition-date fair value, with limited exceptions. The definition of a business is expanded and is expected to be applicable to more transactions. In addition, there are changes in the accounting treatment for changes in control, step acquisitions, transaction costs, acquired contingent liabilities, in-process research and development, restructuring costs, changes in deferred tax asset valuation allowances as a result of a business combination and changes in income tax uncertainties after the acquisition date. Accounting for changes in valuation allowances for acquired deferred tax assets and the resolution of uncertain tax positions for prior business combinations will impact tax expense instead of impacting recorded goodwill. Additional disclosures are also required. In April 2009, the FASB issued guidance for accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. Both the December 2007 revision and the April 2009 guidance were effective on January 1, 2009 for all new business combinations. Because we had no business combinations in progress at January 1, 2009 and no significant business combinations completed since then, adoption did not have a significant impact on our combined results of operations, financial position or cash flows.

Accounting and reporting standards for fair value measurements were issued in September 2006 by the FASB. The standards define fair value, establish a framework for measuring fair value in generally accepted accounting principles and expand disclosures about fair value measurements. The standards do not require any new fair value measurements but may require some entities to change their measurement practices. We adopted these standards effective January 1, 2008 with respect to financial assets and liabilities and effective January 1, 2009 with respect to nonfinancial assets and liabilities. Adoption did not have a significant impact on our combined results of operations, financial position or cash flows.

An employer’s disclosures about plan assets of defined benefit pension or other postretirement plans were expanded in December 2008 by the FASB. Additional disclosures about investment policies and strategies, the reporting of fair value by asset category and other information about fair value measurements is required. This was effective January 1, 2009 and early application was permitted. These additional disclosures are presented in Note 18.

4. Related Party Transactions

During 2010, 2009 and 2008 our related parties included:

•	Marathon Oil Companies.

•

The Andersons Clymers Ethanol LLC (“TACE”), in which we have a 35 percent interest, and The Andersons Marathon Ethanol LLC (“TAME”), in which we have a 50 percent interest. These companies each own an ethanol production facility.

•	Centennial Pipeline LLC (“Centennial”), in which we have a 50 percent interest. Centennial operates a refined products pipeline and storage facility.

•	LOOP LLC (“LOOP”), in which we have a 51 percent noncontrolling interest. LOOP operates an offshore oil port.

•	Pilot Travel Centers LLC (“PTC”), in which we held a 50 percent interest until October 2008. PTC owns and operates travel centers primarily in the United States.

•	Other equity method investees.

We believe that transactions with related parties, other than certain transactions with Marathon Oil related to the provision of administrative services, were conducted on terms comparable to those with unrelated parties. See below for a description of transactions with the Marathon Oil Companies.

Revenues from related parties were as follows:

(In millions)	2010	2009	2008
Equity method investees:
PTC	$—	$—	$1,789
Centennial	54	34	31
Other equity method investees	7	4	7
Marathon Oil Companies	39	31	217

Total	$100	$69	$2,044

Related party sales to PTC and Centennial consist primarily of petroleum products. Related party sales to the Marathon Oil Companies consist primarily of crude oil and are based on contractual prices that are market-based.

Purchases from related parties were as follows:

(In millions)	2010	2009	2008
Equity method investees:
Centennial	$72	$58	$61
LOOP	35	40	35
TAME	109	99	99
TACE	34	44	89
Other equity method investees	56	46	37
Marathon Oil Companies	2,287	1,030	1,558

Total	$2,593	$1,317	$1,879

Related party purchases from Centennial consist primarily of refinery feedstocks and refined product transportation costs. Related party purchases from LOOP and other equity method investees consist primarily of crude oil transportation costs. Related party purchases from TAME and TACE consist of ethanol. Related party purchases from the Marathon Oil Companies consist primarily of crude oil and natural gas, which are recorded at contracted prices that are market-based.

The Marathon Oil Companies perform certain services for us such as executive oversight, accounting, treasury, tax, legal, procurement and information technology services. In 2008, we also participated in certain Marathon Oil Companies’ insurance, benefit and incentive plans. We also provide certain services to the Marathon Oil Companies, such as legal, human resources and tax services. The two groups of companies charge each other for these shared services based on a rate that is negotiated between them. Where costs incurred by the Marathon Oil Companies on our behalf could not practically be determined by specific utilization, these costs were primarily allocated to us based on headcount or computer utilization. Our management believes these allocations are a reasonable reflection of the utilization of services provided. However, these allocations may not fully reflect the expenses that would have been incurred had we been a stand-alone company during the periods presented. Net charges from the Marathon Oil Companies for these services reflected within selling, general and administrative expenses in the combined statements of income were $43 million, $30 million and $49 million for 2010, 2009 and 2008.

Current receivables from related parties were as follows:

	December 31,
(In millions)	2010	2009
Equity method investees	$1	$1
Marathon Oil Companies	4	16

Total	$5	$17

Payables to related parties were as follows:

	December 31,
(In millions)	2010	2009
Equity method investees:
LOOP	$3	$17
TAME	5	7
TACE	1	2
Other equity method investees	3	3
Marathon Oil Companies	329	161

Total	$341	$190

On July 18, 2007, we entered into a credit agreement with MOC Portfolio Delaware, Inc. (“PFD”), a subsidiary of Marathon Oil, providing for a $2.9 billion revolving credit facility which was scheduled to terminate on May 4, 2012. On October 28, 2010, we amended the credit agreement with PFD to increase the total amount available to $4.4 billion and extend the scheduled termination date to November 1, 2013. During 2010, we borrowed $18,804 million and repaid $17,544 million under this credit facility. There was no activity under this credit agreement during 2009. During 2008, we borrowed $16,826 million and repaid $15,515 million under this credit facility. The outstanding balance was $2,571 million at December 31, 2010 and $1,311 million as of December 31, 2009. At December 31, 2010, $655 million of the outstanding balance is classified as current since it is expected to be repaid prior to the Spin-Off. For U.S. Dollar loans under this credit facility, the interest rate is the higher of the prime rate or the sum of 0.5 percent, plus the federal funds rate. For Euro Dollar loans under this credit facility, the interest rate is based on LIBOR plus a margin ranging from 0.25 percent to 1.125 percent. The margin varies based on our usage and credit rating.

On July 18, 2007, we entered into a $1.1 billion revenue bonds proceeds subsidiary loan agreement with Marathon Oil to finance a portion of our Garyville, Louisiana refinery major expansion project. Proceeds from the bonds were disbursed by Marathon Oil to us upon our request for reimbursement of expenditures related to the expansion. During 2009 and 2008, we borrowed $15 million and $751 million under this agreement. There were no borrowings in 2010. The outstanding balance was $1,047 million as of December 31, 2010 and 2009. The loan is scheduled to become due on June 1, 2037, or such earlier date as Marathon Oil’s revenue bonds become due and payable. The loan bears an interest rate of 5.125 percent annually.

At December 31, 2010, $2,963 million of the debt payable to Marathon Oil and PFD that was expected to be repaid prior to the Spin-Off was classified as non-current since we intended to refinance the obligations on a long-term basis. Replacement long-term debt was issued on February 1, 2011. See Note 22.

In 2005, we entered into agreements with PFD to invest our excess cash. Such investments consist of shares of PFD Redeemable Class A, Series 1 Preferred Stock (“PFD Preferred Stock”). We have the right to redeem all or any portion of the PFD Preferred Stock on any business day at $2,000 per share. Dividends on PFD Preferred Stock are declared and settled daily. At December 31, 2010 and 2009, our investments in PFD Preferred Stock totaled $2,404 million and $864 million. Our investments in PFD Preferred Stock are accounted for as available-for-sale debt securities. See Note 9.

Related party net interest and other financial income was as follows:

(In millions)	2010	2009	2008
Dividend income:
PFD Preferred Stock	$24	$45	$26
Interest expense:
PFD revolving credit agreement	12	10	23
Marathon Oil loan agreement	54	54	28
Interest capitalized	(66)	(64)	(51)

Net interest expense	—	—	—

Related party net interest and other financial income	$24	$45	$26

We also recorded property, plant and equipment additions related to capitalized interest incurred by Marathon Oil on our behalf of $20 million, $158 million and $64 million in 2010, 2009 and 2008, which were reflected as contributions from parent company.

Certain asset or liability transfers between Marathon Oil and the RM&T Business and certain expenses, such as stock-based compensation, incurred by Marathon Oil on behalf of the RM&T Business have been recorded as non-cash capital contributions. The non-cash capital contributions from (distributions to) Marathon Oil were ($118 million), ($158 million) and $119 million in 2010, 2009 and 2008.

5. Dispositions

Minnesota Assets – On December 1, 2010, we completed the sale of most of our Minnesota assets. These assets included the 74,000 barrel-per-day St. Paul Park refinery and associated terminals, 166 SuperAmerica®-branded convenience stores (including six stores in Wisconsin), along with the SuperMom’s® bakery (a baked goods supply operation) and certain associated trademarks, SuperAmerica Franchising LLC, interests in pipeline assets in Minnesota and associated inventories. The refinery and terminal assets were part of our Refining & Marketing segment, the convenience stores and bakery were part of our Speedway segment, and the interests in pipeline assets were part of our Pipeline Transportation segment. This transaction value was approximately $935 million, which included approximately $330 million for inventories. We received $740 million in cash, net of closing costs, but prior to post-closing adjustments. The terms of the sale included (1) a preferred stock interest in the entity that holds the Minnesota assets with a stated value of $80 million, (2) a maximum $125 million earnout provision payable to us over eight years, (3) a maximum $60 million of margin support payable to the buyer over two years, up to a maximum of $30 million per year, (4) a receivable from the buyer of $107 million payable in the first quarter of 2011, and (5) guarantees with a maximum exposure of $11 million made by us on behalf of and to the buyer related to a limited number of convenience store sites. As a result of this continuing involvement, the related gain on sale of $89 million was deferred. The timing and amount of deferred gain ultimately recognized in the income statement is subject to the resolution of our continuing involvement.

We will provide transition services for a period of twelve months, that can be renewed for up to an additional six months at the buyer’s option. The buyer can cancel the transition services arrangement at any time with minimal notice. Although we are providing personnel to operate and maintain these Minnesota assets, the buyer is providing management and operational strategy for the business.

Pilot Travel Centers – On October 8, 2008, we completed the sale of our 50 percent equity method investment in PTC. Sale proceeds were $625 million and the pretax gain on the sale was $126 million. Immediately preceding the sale, we received a $75 million partial redemption of our ownership interest from PTC that was accounted for as a return of investment. This investment was not included in any of our operating segments.

6. Variable Interest Entity

In December 2010, we closed the sale of most of our Minnesota assets, plus related inventories. Certain terms of the transaction resulted in the creation of variable interests in a variable interest entity (“VIE”) that owns the Minnesota assets. These variable interests include our ownership of a preferred equity interest in the VIE, operating margin support in the form of a capped liquidity guarantee and reimbursements to us for costs incurred in connection with transition services provided to the buyer. Our preferred equity interest in this VIE was reflected at $80 million in other noncurrent assets on our combined balance sheet as of December 31, 2010. At December 31, 2010, there is an additional $107 million receivable due from the buyer in the first quarter of 2011, related to a portion of the inventories sold. See Note 5.

We are not the primary beneficiary of this VIE and, therefore, do not consolidate it; we lack the power to control or direct the activities that impact the VIE’s operations and economic performance. Our preferred equity interest does not allow us to appoint a majority of the Board of Managers and limits our ability to vote on only certain matters. Also, individually and cumulatively, none of our variable interests expose us to residual returns or expected losses that are significant to the VIE.

Our maximum exposure to loss due to this VIE is $258 million. Our maximum exposure to loss was quantified based on contractual arrangements related to the sale. We did not provide any financial assistance to the buyer outside of our contractual arrangements related to the sale. See Note 5 for information related to each individual variable interest.

7. Segment Information

We have three reportable operating segments: Refining & Marketing; Speedway; and Pipeline Transportation. Each of these segments is organized and managed based upon the nature of the products and services they offer.

•

Refining & Marketing – refines crude oil and other feedstocks at our refineries in the Gulf Coast and Midwest regions of the United States and distributes refined products through various means, including barges, terminals and trucks that we own or operate. We sell refined products to wholesale marketing customers domestically and internationally, to buyers on the spot market, to our Speedway segment and to dealers and jobbers who operate Marathon®-branded retail outlets;

•	Speedway – sells transportation fuels and convenience products in the retail market, primarily in the Midwest, through Speedway®-branded convenience stores; and

•

Pipeline Transportation – transports crude oil and other feedstocks to our refineries and other locations, delivers refined products to wholesale and retail market areas and owns, among other transportation-related assets, a majority interest in LOOP LLC, which is the owner and operator of the only U.S. deepwater oil port.

As discussed in Note 5, on December 1, 2010, we disposed of most of our Minnesota assets. Segment information for all periods prior to the disposition includes amounts for these operations.

Information regarding assets by segment is not presented because it is not reviewed by the chief operating decision maker. Segment income represents income from operations attributable to the operating segments. Our 50 percent equity method investment in PTC, which was sold in October 2008, RM&T Business corporate administrative expenses, including those allocated from the Marathon Oil Companies, and costs related to certain non-operating assets are not allocated to the operating segments. In addition, certain items that affect comparability (as determined by the chief operating decision maker) are not allocated to the operating segments.

(In millions)	Refining & Marketing	Speedway	Pipeline Transportation	Total
Year Ended December 31, 2010
Revenues:
Customer	$49,844	$12,494	$49	$62,387
Intersegment (a)	7,394	—	347	7,741
Related parties	95	—	5	100

Segment revenues	57,333	12,494	401	70,228
Elimination of intersegment revenues	(7,394)	—	(347)	(7,741)

Total revenues	$49,939	$12,494	$54	$62,487

Segment income from operations	$800	$293	$183	$1,276
Income from equity method investments	9	—	61	70
Depreciation and amortization(b)	739	111	62	912
Capital expenditures(c)(d)	1,060	84	21	1,165

(In millions)	Refining & Marketing	Speedway	Pipeline Transportation	Total
Year Ended December 31, 2009
Revenues:
Customer	$34,578	$10,838	$45	$45,461
Intersegment (a)	6,022	—	332	6,354
Related parties	65	—	4	69

Segment revenues	40,665	10,838	381	51,884
Elimination of intersegment revenues	(6,022)	—	(332)	(6,354)

Total revenues	$34,643	$10,838	$49	$45,530

Segment income from operations	$452	$212	$172	$836
Income (loss) from equity method investments(b)	(1)	—	41	40
Depreciation and amortization	498	131	41	670
Capital expenditures(c)(d)	2,468	49	58	2,575

(In millions)	Refining & Marketing	Speedway	Pipeline Transportation	Total
Year Ended December 31, 2008
Revenues:
Customer	$49,486	$13,365	$44	$62,895
Intersegment (a)	8,473	—	326	8,799
Related parties	2,041	—	3	2,044

Segment revenues	60,000	13,365	373	73,738
Elimination of intersegment revenues	(8,473)	—	(326)	(8,799)

Total revenues	$51,527	$13,365	$47	$64,939

Segment income from operations	$1,377	$284	$183	$1,844
Income (loss) from equity method investments(b)	(17)	—	40	23
Depreciation and amortization(c)	442	124	38	604
Capital expenditures(d)	2,761	62	131	2,954

(a)	Management believes intersegment transactions were conducted under terms comparable to those with unrelated parties.
(b)	Differences between segment totals and RM&T Business totals represent amounts related to unallocated items and are included in “Items not allocated to segments” in the reconciliation below.
(c)	Differences between segment totals and RM&T Business totals represent amounts related to RM&T Business corporate administrative activities
(d)	Capital expenditures include changes in accruals.

The following reconciles segment income from operations to income before income taxes as reported in the combined statements of income:

(In millions)	2010	2009	2008
Segment income from operations	$1,276	$836	$1,844
Items not allocated to segments
Corporate and other unallocated items(a)	(236)	(172)	51
Impairments(b)	(29)	(10)	(40)
Net interest and other financial income	12	31	30

Income before income taxes	$1,023	$685	$1,885

(a)

Corporate and other unallocated items consists primarily of income from the RM&T Business’s 50 percent equity method investment in PTC through its disposition in October 2008, the gain on the sale of the RM&T

Business’s interest in PTC in 2008, RM&T Business corporate administrative expenses, including allocations from the Marathon Oil Companies, and costs related to certain non-operating assets.
(b)	Impairments in 2010 and 2009 are further discussed in Note 15. The 2008 impairment related to our investments in ethanol producing companies.

The following reconciles total revenues to sales and other operating revenues (including consumer excise taxes) as reported in the combined statements of income:

(In millions)	2010	2009	2008
Total revenues	$62,487	$45,530	$64,939
Less: Sales to related parties	100	69	2,044

Sales and other operating revenues (including consumer excise taxes)	$62,387	$45,461	$62,895

Revenues by product line were:

(In millions)	2010	2009	2008
Refined products	$56,025	$40,518	$59,300
Merchandise	3,369	3,308	3,028
Crude oil and refinery feedstocks	2,890	1,533	2,416
Transportation and other	203	171	195

Total revenues	62,487	45,530	64,939
Less: Sales to related parties	100	69	2,044

Sales and other operating revenues (including consumer excise taxes)	$62,387	$45,461	$62,895

No single customer accounted for more than 10 percent of annual revenues.

Revenues and long-lived assets, including property, plant and equipment and investments, are primarily in the United States. Those outside the United States are not significant.

8. Other Items

Net interest and other financial income (costs) was:

(In millions)	2010	2009	2008
Interest:
Interest income	$2	$3	$6
Interest expense	(24)	(22)	(17)
Interest capitalized(a)	17	14	9

Total interest	(5)	(5)	(2)
Other:
Net foreign currency gains (losses)	(6)	(8)	7
Other	(1)	(1)	(1)

Total other	(7)	(9)	6

Net interest and other financial income (costs)	$(12)	$(14)	$4

(a)	See Note 4 for information on related party capitalized interest.

9. Investments in Debt and Equity Securities

Our investments in debt and equity securities, which are classified as available-for-sale, consist of shares of PFD Preferred Stock and shares of publicly traded equity securities. See Note 4 for additional information on PFD Preferred Stock. On the combined balance sheets, PFD Preferred Stock is reflected as related party debt securities, and other equity securities are recorded in other noncurrent assets.

The following table summarizes our investments in debt and equity securities:

(In millions)	Amortized Cost	Gross Unrealized Gains	Fair Value
December 31, 2010
PFD Preferred Stock	$2,404	$—	$2,404
Other equity securities	2	1	3

Total	$2,406	$1	$2,407

December 31, 2009
PFD Preferred Stock	$864	$—	$864
Other equity securities	2	1	3

Total	$866	$1	$867

We had no other-than-temporary impairments to our investments in debt and equity securities in 2010, 2009 and 2008.

During 2008, we sold available-for-sale equity securities for proceeds of $15 million and recorded a pretax gain of $13 million on the sale. Realized gains on the sale of equity securities are determined using a specific identification method, and such gains are reflected as a component of net gain on disposal of assets on the combined statements of income. There were no realized gains on our equity securities investments in 2010 or 2009.

The following table summarizes the pretax gains or losses on available-for-sale equity securities included in accumulated other comprehensive loss:

(In millions)	2010	2009	2008
Gross realized gain on sale reclassifed to earnings	$—	$—	$13
Change in unrealized holding gain (loss)	$—	$1	$(9)

10. Income Taxes

Income tax provisions (benefits) were:

	2010			2009			2008
(In millions)	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$81	$289	$370	$10	$209	$219	$707	$(101)	$606
State and local	15	19	34	(3)	16	13	75	(22)	53
Foreign	(4)	—	(4)	4	—	4	11	—	11

Total	$92	$308	$400	$11	$225	$236	$793	$(123)	$670

A reconciliation of the federal statutory income tax rate (35 percent) applied to income before income taxes to the provision for income taxes follows:

	2010	2009	2008
Statutory rate applied to income before income taxes	35%	35%	35%
State and local income taxes, net of federal income tax effects	3	2	3
Domestic manufacturing deduction	—	—	(1)
Legislation(a)	2	—	—
Excess capital losses utilized(b)	—	—	(1)
Effects of dividends received deduction and partially owned companies	(1)	(3)	—

Provision for income taxes	39%	34%	36%

(a)

The Patient Protection and Affordable Care Act (“PPACA”) and the Health Care and Education Reconciliation Act of 2010 were signed into law in March 2010. These new laws effectively change the tax treatment of federal subsidies paid to sponsors of retiree health plans that provide prescription drug benefits that are at least actuarially equivalent to the corresponding benefits provided under Medicare Part D. The federal subsidy paid to employers was introduced as part of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “MPDIMA”). Under the MPDIMA, the federal subsidy does not reduce our income tax deduction for the costs of providing such prescription drug plans, nor is it subject to income tax individually. Beginning in 2013, under the 2010 legislation, our income tax deduction for the costs of providing Medicare Part D-equivalent prescription drug benefits to retirees will be reduced by the amount of the federal subsidy. Such a change in the tax law must be recognized in earnings in the period enacted, regardless of the effective date. As a result, we recorded a charge of $26 million in the first quarter of 2010 for the write-off of deferred tax assets to reflect the change in the tax treatment of the federal subsidy.

(b)

2008 includes tax benefits of $11 million for the deduction of capital loss carryforwards. We had an excess capital loss at December 31, 2005, with a valuation allowance that was carried forward and offset against tax capital gains generated in 2006 through 2008.

Deferred tax assets and liabilities resulted from the following:

	December 31,
(In millions)	2010	2009
Deferred tax assets:
Employee benefits	$693	$637
Operating loss carryforwards(a)	—	399
Foreign tax credits	—	17
Deferred revenue	18	21
Other	41	44

Total deferred tax assets	752	1,118
Deferred tax liabilities:
Property, plant and equipment	1,822	1,877
Inventories	607	632
Investments in subsidiaries and affiliates	119	105
Derivative instruments	9	18
Other	2	2

Total deferred tax liabilities	2,559	2,634

Net deferred tax liabilities	$1,807	$1,516

(a)

At December 31, 2010 and 2009, federal operating loss carryforwards were $0 and $1,050 million, and state operating loss carryforwards were $2 million and $682 million. The operating loss carryforwards represent net operating losses that would have resulted in 2009 if we reported our income taxes as a stand-alone tax-paying entity rather than as part of the Marathon Oil consolidated group. The December 31, 2010 state loss carryforwards expire in 2014 and 2031. The state loss carryforward balances will not be available to us at or subsequent to the Spin-Off.

Net deferred tax liabilities were classified in the combined balance sheets as follows:

	December 31,
(In millions)	2010	2009
Liabilities:
Current deferred income taxes	$440	$265
Noncurrent deferred income taxes	1,367	1,251

Net deferred tax liabilities	$1,807	$1,516

Marathon Oil is continuously undergoing examination of its consolidated U.S. federal income tax returns by the Internal Revenue Service. Such audits have been completed through the 2007 tax year. We believe adequate provision has been made in these combined financial statements for federal income taxes and interest which may become payable for years not yet settled. Further, Marathon Oil is routinely involved in U.S. state income tax audits. We believe all state income tax audits will be resolved within the amounts paid and/or provided for these liabilities. As of December 31, 2010, Marathon Oil’s income tax returns remain subject to examination in the following major RM&T Business tax jurisdictions for the tax years indicated:

United States Federal	2008 - 2009
States	2004 - 2009

The following table summarizes the activity in unrecognized tax benefits:

(In millions)	2010	2009	2008
January 1 balance	$19	$16	$3
Additions for tax positions of prior years	7	15	11
Reductions for tax positions of prior years	(1)	(11)	—
Settlements	(11)	(1)	2

December 31 balance	$14	$19	$16

If the unrecognized tax benefits as of December 31, 2010 were recognized, $9 million would affect our effective income tax rate. There were $8 million of uncertain tax positions as of December 31, 2010 for which it is reasonably possible that the amount of unrecognized tax benefits would decrease during 2011.

Interest and penalties related to income taxes are recorded as part of the provision for income taxes. Such interest and penalties were net expenses of $1 million, $1 million and $2 million in 2010, 2009 and 2008. As of December 31, 2010, 2009 and 2008, $4 million, $2 million and $1 million of interest and penalties were accrued related to income taxes.

11. Inventories

	December 31,
(In millions)	2010	2009
Crude oil and refinery feedstocks	$1,118	$1,259
Refined products	1,716	1,732
Merchandise	65	82
Supplies and sundry items	172	251

Total (at cost)	$3,071	$3,324

The LIFO method accounted for 94 percent and 92 percent of total inventory value at December 31, 2010 and 2009. Current acquisition costs were estimated to exceed the LIFO inventory value at December 31, 2010 and 2009 by $4,119 million and $3,110 million, respectively. Cost of revenues decreased and income from operations increased by $4 million, less than $1 million and $12 million in 2010, 2009 and 2008 as a result of liquidations of LIFO inventories, excluding inventories liquidated in dispositions.

12. Equity Method Investments

(In millions)	Ownership as of December 31, 2010	December 31,
		2010	2009
LOOP	51%	$181	$150
TACE(a)	35%	35	31
TAME(a)	50%	30	31
Minnesota Pipe Line Company, LLC(b)	—	—	89
Other		66	64

Total		$312	$365

(a)

Our investments in TAME and TACE were impaired by $20 million and $20 million in 2008 due to an other-than-temporary loss in value as a result of declining demand and prices for ethanol, a poor outlook for short-term future profitability and, in the case of one production facility, recurring operating losses.

(b)	On December 1, 2010, we completed the sale of most of our Minnesota assets which included our 17% ownership interest in Minnesota Pipe Line Company, LLC, as discussed in Note 5.

Summarized financial information for equity method investees is as follows:

(In millions)	2010	2009	2008
Income data:
Revenues and other income	$939	$868	$14,032
Income from operations	196	137	410
Net income	170	102	353
Balance sheet data – December 31:
Current assets	$266	$207
Noncurrent assets	1,162	1,683
Current liabilities	111	166
Noncurrent liabilities	731	698

As of December 31, 2010, the carrying value of our equity method investments was $31 million higher than the underlying net assets of investees. This basis difference is being amortized or accreted into net income over the remaining estimated useful lives of the underlying net assets, except for $49 million of excess related to goodwill.

Dividends and partnership distributions received from equity method investees (excluding distributions that represented a return of capital previously contributed) were $36 million, $39 million and $169 million in 2010, 2009 and 2008. In 2008, we received a $75 million partial redemption of our partnership interest from PTC that was accounted for as a return of our investment. See Note 5.

13. Property, Plant and Equipment

	Estimated	December 31,
(In millions)	Useful Lives	2010	2009
Refining & Marketing	4 - 25 years	$13,234	$12,723
Speedway	4 - 15 years	1,703	1,930
Pipeline Transportation	16 - 42 years	1,482	1,490
Other	4 - 40 years	205	202

Total		16,624	16,345
Less accumulated depreciation and amortization		4,900	4,448

Net property, plant and equipment		$11,724	$11,897

Property, plant and equipment includes gross assets acquired under capital leases of $259 million and $247 million at December 31, 2010 and 2009, with related amounts in accumulated depreciation and amortization of $47 million and $26 million at December 31, 2010 and 2009. Property, plant and equipment includes construction in progress of $1,997 million and $1,639 million at December 31, 2010 and 2009, which primarily relates to refinery projects.

14. Goodwill

Goodwill is tested for impairment on an annual basis or when events or changes in circumstances indicate the fair value of a reporting unit with goodwill has been reduced below the carrying value. We performed our annual impairment tests for 2010 and 2009, and no impairment was required. The fair value of the reporting units exceeded the book value appreciably for each of our reporting units.

The changes in the carrying amount of goodwill for 2010 and 2009 were as follows:

(In millions)	Refining & Marketing	Speedway	Pipeline Transportation	Total
2009
Beginning balance	$573	$131	$162	$866
Purchase price adjustment	4	—	2	6

Ending balance	$577	$131	$164	$872

2010
Beginning balance	$577	$131	$164	$872
Dispositions	(23)	(11)	(1)	(35)

Ending balance	$554	$120	$163	$837

15. Fair Value Measurements

Fair Values – Recurring

The following tables present assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2010 and 2009 by fair value hierarchy level.

	December 31, 2010
(In millions)	Level 1	Level 2	Level 3	Collateral	Total
Commodity derivative instruments, assets	$58	$—	$1	$78	$137
PFD Preferred Stock	—	—	2,404	—	2,404
Other assets	3	—	—	—	3

Total assets at fair value	$61	$—	$2,405	$78	$2,544

Commodity derivative instruments, liabilities	$(103)	$—	$(3)	$—	$(106)

	December 31, 2009
(In millions)	Level 1	Level 2	Level 3	Collateral	Total
Commodity derivative instruments, assets	$133	$—	$11	$6	$150
PFD Preferred Stock	—	—	864	—	864
Other assets	3	—	—	—	3

Total assets at fair value	$136	$—	$875	$6	$1,017

Commodity derivative instruments, liabilities	$(125)	$—	$(10)	$—	$(135)

Commodity derivatives in Level 1 are exchange-traded contracts for crude oil and refined products measured at fair value with a market approach using the close-of-day settlement prices for the market. Collateral deposits related to Level 1 commodity derivatives are in broker accounts covered by master netting agreements.

Commodity derivatives in Level 3 are measured at fair value with a market approach using prices obtained from third-party services such as Platt’s, a Division of McGraw-Hill Corporation, and price assessments from other independent brokers. Since we are unable to independently verify information from the third-party service providers to active markets, all these measures are considered Level 3.

Our investments in related party debt securities, PFD Preferred Stock, are redeemable on any business day at their recorded value. See Note 4. The fair value of related party debt securities is measured using an income approach where the recorded value approximates market value due to the daily redemption feature. Because the related party debt securities are not publicly traded, the projected cash flows are Level 3 inputs.

The following is a reconciliation of the net beginning and ending balances recorded for net assets and liabilities classified as Level 3 in the fair value hierarchy.

(In millions)	2010	2009	2008
Beginning balance	$865	$989	$557
Total realized and unrealized losses included in net income	(1)	(13)	(82)
Purchases	9,709	16,755	8,545
Redemptions	(8,019)	(16,915)	(8,064)
Settlements	(2)	49	33
Distributions to parent company(a)	(150)	—	—

Ending Balance	$2,402	$865	$989

(a)	Due to the January 1, 2010 merger of two non-operating RM&T Business legal entities into Marathon Oil.

Net income for 2010, 2009 and 2008 included unrealized losses of $1 million, $7 million and $35 million related to Level 3 derivative instruments held as of December 31 of those years. See Note 16 for the income statement impacts of our derivative instruments.

Fair Values – Nonrecurring

The following table shows the values of assets, by major category, measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition.

	Year Ended December 31,
	2010		2009
(In millions)	Fair Value	Impairment	Fair Value	Impairment
Long-lived assets held for sale	$1	$29	$—	$—
Equity method investment	—	—	11	10

As a result of changing market conditions, a maleic anhydride supply agreement with a major customer was revised in June 2010. An impairment of $29 million was recorded in 2010 for our plant that manufactured maleic anhydride. The plant was operated by our Refining & Marketing segment. The fair value of the plant was measured using a market approach based upon comparable area land values, which are Level 3 inputs.

As a result of declining throughput volumes, we impaired our Pipeline Transportation segment’s equity method investment in Southcap Pipe Line Company, an entity engaged in crude oil transportation, by $10 million in 2009. This investment was determined to have sustained an other-than-temporary loss in value. The fair value was measured using a market approach based upon a third party offer to purchase our interest in the entity, which is a Level 3 input.

Fair Values – Reported

The following table summarizes financial instruments, excluding the PFD Preferred Stock and derivative financial instruments reported above, by individual balance sheet line item at December 31, 2010 and 2009.

	December 31,
	2010		2009
(In millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets
Other noncurrent assets	$289	$126	$209	$54

Total financial assets	$289	$126	$209	$54

Financial liabilities
Long-term debt payable within one year to parent company and subsidiaries	$655	$655	$—	$—
Long-term debt payable to parent company and subsidiaries	2,908	2,963	2,265	2,358
Deferred credits and other liabilities	22	22	20	20

Total financial liabilities	$3,585	$3,640	$2,285	$2,378

Our current assets and liabilities include financial instruments, the most significant of which are trade accounts receivable and payables. We believe the carrying values of our current assets and liabilities approximate fair value. Our fair value assessment incorporates a variety of considerations, including (1) the short-term duration of the instruments (e.g., less than 1 percent of our trade receivables and payables are outstanding for greater than 90 days), (2) Marathon Oil’s investment-grade credit rating and (3) our historical incurrence of and expected future insignificance of bad debt expense, which includes an evaluation of counterparty credit risk.

Fair values of our financial assets included in other noncurrent assets and of our financial liabilities included in deferred credits and other liabilities are measured using an income approach and most inputs are internally generated, which results in a Level 3 classification. Estimated future cash flows are discounted using a rate deemed appropriate to obtain the fair value.

Debt payable to parent company and subsidiaries includes a revolving credit agreement and a loan as discussed in Note 4. The revolving credit balance is measured using an income approach. The future debt service payments are discounted using the rate at which we currently expect to borrow. All inputs to this calculation are Level 3. The carrying value approximates fair value. Fair value of the loan is measured using a market approach, based upon quotes from major financial institutions for comparable debt. Because these quotes cannot be independently verified to the market, they are considered Level 3 inputs.

16. Derivatives

For further information regarding the fair value measurement of derivative instruments, see Note 15. See Note 2 for discussion of the types of derivatives we use and the reasons for them. We do not designate any of our derivative instruments as hedges for accounting purposes.

The following table presents the gross fair values of derivative instruments, excluding cash collateral, and where they appear on the combined balance sheets as of December 31, 2010 and 2009:

	December 31, 2010
(In millions)	Asset	Liability	Net Asset	Balance Sheet Location
Commodity derivatives	$58	$103	$(45)	Other current assets

	December 31, 2010
(In millions)	Asset	Liability	Net Liability	Balance Sheet Location
Commodity derivatives	$1	$3	$2	Other current liabilities

	December 31, 2009
(In millions)	Asset	Liability	Net Asset	Balance Sheet Location
Commodity derivatives	$108	$99	$9	Other current assets

The tables below summarize open commodity derivative contracts at December 31, 2010 and 2009. These contracts enable us to effectively correlate our commodity price exposure to the relevant market indicators, thereby mitigating price risk.

	December 31, 2010
	Position		Barrels per Day	Weighted Average Price (Per Barrel)	Benchmark
Crude Oil
Exchange-traded	Long	(a)	36,608	$89.67	CME and IPE Crude(b) (c)
Exchange-traded	Short	(a)	(61,485)	$88.03	CME and IPE Crude(b) (c)

	Position		Barrels per Day	Weighted Average Price (Per Gallon)	Benchmark
Refined Products
Exchange-traded	Long	(d)	13,008	$2.40	CME Heating Oil and RBOB(b) (e)
Exchange-traded	Short	(d)	(11,044)	$2.46	CME Heating Oil and RBOB(b) (e)

(a)	87 percent of these contracts expire in the first quarter of 2011.
(b)	Chicago Mercantile Exchange (“CME”).
(c)	International Petroleum Exchange (“IPE”).
(d)	98 percent of these contracts expire in the first quarter of 2011.
(e)	Reformulated Gasoline Blendstock for Oxygenate Blending (“RBOB”).

	December 31, 2009
	Position		Barrels per Day	Weighted Average Price (Per Barrel)	Benchmark
Crude Oil
Exchange-traded	Long	(a)	61,677	$76.67	CME and IPE Crude(b) (c)
Exchange-traded	Short	(a)	(54,395)	$76.85	CME and IPE Crude(b) (c)

	Position		Barrels per Day	Weighted Average Price (Per Gallon)	Benchmark
Refined Products
Exchange-traded	Long	(d)	11,773	$2.00	CME Heating Oil and RBOB(b) (e)
Exchange-traded	Short	(d)	(17,030)	$2.00	CME Heating Oil and RBOB(b) (e)

(a)	79 percent of these contracts expired in the first quarter of 2010.
(b)	Chicago Mercantile Exchange (“CME”).
(c)	International Petroleum Exchange (“IPE”).
(d)	97 percent of these contracts expired in the first quarter of 2010.
(e)	Reformulated Gasoline Blendstock for Oxygenate Blending (“RBOB”).

The following table summarizes the effect of all commodity derivative instruments in our combined statements of income:

(In millions)	Gain (Loss)
Income Statement Location	2010	2009	2008
Sales and other operating revenues	$(1)	$(13)	$21
Cost of revenues	(28)	(70)	(108)
Other income	6	11	(2)

	$(23)	$(72)	$(89)

17. Supplemental Cash Flow Information

(In millions)	2010	2009	2008
Net cash provided from operating activities included:
Interest paid (net of amounts capitalized)	$—	$2	$—
Income taxes paid to taxing authorities(a)	11	11	1
Non-cash investing and financing activities:
Capital lease obligations increase	$32	$77	$78
Preferred stock received in asset disposition	80	—	—

(a)	U.S. federal and most state income taxes were paid by Marathon Oil.

The combined statements of cash flows exclude changes to the combined balance sheets that did not affect cash. The following is a reconciliation of additions to property, plant and equipment to total capital expenditures:

(In millions)	2010	2009	2008
Additions to property, plant and equipment	$1,217	$2,891	$2,787
Increase (decrease) in capital accruals	(51)	(312)	167

Capital expenditures	$1,166	$2,579	$2,954

The following is a reconciliation of contributions from (distributions to) parent company:

(In millions)	2010	2009	2008
Contributions from (distributions to) parent company per combined statements of cash flows	$(1,330)	$207	$(151)
Non-cash contributions from (distributions to) parent company	(118)	(158)	119

Contributions from (distributions to) parent company per combined statements of net investment	$(1,448)	$49	$(32)

See Note 4 for information regarding non-cash contributions from (distributions to) Marathon Oil.

18. Defined Benefit Postretirement Plans

We have noncontributory defined benefit pension plans covering substantially all employees. Benefits under these plans have been based primarily on years of service and final average pensionable earnings.

We also have defined benefit plans for other postretirement benefits covering most employees. Health care benefits are provided through comprehensive hospital, surgical and major medical benefit provisions subject to various cost-sharing features. Life insurance benefits are provided to certain nonunion and union-represented retiree beneficiaries. Other postretirement benefits are not funded in advance.

Obligations and funded status – The accumulated benefit obligation for all defined benefit pension plans was $1,611 million and $1,603 million as of December 31, 2010 and 2009.

The following summarizes our defined benefit pension plans that have accumulated benefit obligations in excess of plan assets.

(In millions)	December 31,
	2010	2009
Projected benefit obligations	$(2,266)	$(2,103)
Accumulated benefit obligations	(1,611)	(1,603)
Fair value of plan assets	1,233	1,123

The following summarizes the obligations and funded status for our defined benefit pension and other postretirement plans:

(In millions)	Pension Benefits		Other Benefits
	2010	2009	2010	2009
Change in benefit obligations:
Benefit obligations at January 1	$2,103	$1,475	$400	$391
Service cost	62	94	14	13
Interest cost	105	100	24	24
Actuarial loss (gain)	180	525	60	(13)
Benefits paid	(184)	(91)	(15)	(15)

Benefit obligations at December 31	2,266	2,103	483	400

Change in plan assets:
Fair value of plan assets at January 1	1,123	800	—	—
Actual return on plan assets	147	174	—	—
Employer contributions	151	236	—	—
Other	(4)	4	—	—
Benefits paid from plan assets	(184)	(91)	—	—

Fair value of plan assets at December 31	1,233	1,123	—	—

Funded status of plans at December 31	$(1,033)	$(980)	$(483)	$(400)

Amounts recognized in the combined balance sheet:
Current liabilities	$(6)	$(8)	$(17)	$(15)
Noncurrent liabilities	(1,027)	(972)	(466)	(385)

Accrued benefit cost	$(1,033)	$(980)	$(483)	$(400)

Pretax amounts recognized in accumulated other comprehensive loss: (a)
Net (gain)/loss	$945	$882	$3	$(59)
Prior service cost	48	54	—	1

(a)

Amounts exclude those related to LOOP, an equity method investee with defined benefit pension and postretirement plans for which net losses of $9 million and $8 million were recorded in accumulated other comprehensive loss, reflecting our 51 percent share.

Components of net periodic benefit cost and other comprehensive loss – The following summarizes the net periodic benefit costs and the amounts recognized as other comprehensive loss for our defined benefit pension and other postretirement plans.

(In millions)	Pension Benefits			Other Benefits
	2010	2009	2008	2010	2009	2008
Components of net periodic benefit cost:
Service cost	$62	$94	$92	$14	$13	$15
Interest cost	105	100	92	24	24	24
Expected return on plan assets	(95)	(94)	(94)	—	—	—
Amortization – prior service cost (benefit)	7	7	7	1	1	(2)
– actuarial (gain)/loss	51	9	8	(2)	(5)	—
Net settlement loss (a)	13	—	—	—	—	—

Net periodic benefit cost (b)	143	116	105	37	33	37

Other changes in plan assets and benefit obligations recognized in other comprehensive loss (pretax):
Actuarial loss (gain)	129	445	322	61	(13)	(30)
Amortization of actuarial (loss) gain	(64)	(9)	(8)	2	5	—
Amortization of prior service credit (cost)	(7)	(7)	(7)	(1)	(1)	2

Total recognized in other comprehensive loss	58	429	307	62	(9)	(28)

Total recognized in net periodic benefit cost and other comprehensive loss	$201	$545	$412	$99	$24	$9

(a)	A settlement loss was recorded due to lump sum payments exceeding the respective plan’s total service and interest cost expensed in 2010.
(b)	Net periodic benefit cost reflects a calculated market-related value of plan assets which recognizes changes in fair value over three years.

The estimated net loss and prior service cost for our defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2011 are $71 million and $6 million. The estimated net gain and prior service cost for our other defined benefit postretirement plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2011 is less than $1 million.

Plan assumptions – The following summarizes the assumptions used to determine the benefit obligations at December 31, and net periodic benefit cost for the defined benefit pension and other postretirement plans for 2010, 2009 and 2008.

	Pension Benefits			Other Benefits
	2010	2009	2008	2010	2009	2008
Weighted-average assumptions used to determine benefit obligation:
Discount rate	5.05%	5.50%	6.90%	5.55%	5.95%	6.85%
Rate of compensation increase	5.00%	4.50%	4.50%	5.00%	4.50%	4.50%
Weighted average assumptions used to determine net periodic benefit cost:
Discount rate	5.23%	6.90%	6.30%	6.85%	6.85%	6.60%
Expected long-term return on plan assets	8.50%	8.50%	8.50%	—	—	—
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%

Expected long-term return on plan assets

The overall expected long-term return on plan assets assumption is determined based on an asset rate-of-return modeling tool developed by a third-party investment group. The tool utilizes underlying assumptions based on actual returns by asset category and inflation and takes into account our asset allocation to derive an expected long-term rate of return on those assets. Capital market assumptions reflect the long-term capital market outlook. The assumptions for equity and fixed income investments are developed using a building-block approach, reflecting observable inflation information and interest rate information available in the fixed income markets. Long-term assumptions for other asset categories are based on historical results, current market characteristics and the professional judgment of our internal and external investment teams.

Assumed health care cost trend

The following summarizes the assumed health care cost trend rates.

	December 31
	2010	2009	2008
Health care cost trend rate assumed for the following year:
Medical
Pre-65	7.50%	7.00%	7.00%
Post-65	7.00%	6.75%	7.00%
Prescription drugs	7.50%	7.50%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate):
Medical
Pre-65	5.00%	5.00%	5.00%
Post-65	5.00%	5.00%	5.00%
Prescription drugs	5.00%	5.00%	6.00%
Year that the rate reaches the ultimate trend rate:
Medical
Pre-65	2018	2014	2012
Post-65	2017	2015	2012
Prescription drugs	2018	2015	2016

Assumed health care cost trend rates have a significant effect on the amounts reported for defined benefit retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on total of service and interest cost components	$7	$5
Effect on other postretirement benefit obligations	75	61

Plan investment policies and strategies

The investment policies for our pension plan assets reflect the funded status of the plans and expectations regarding our future ability to make further contributions. Long-term investment goals are to: (1) manage the assets in accordance with the legal requirements of all applicable laws; (2) produce investment returns which meet or exceed the rates of return achievable in the capital markets while maintaining the risk parameters set by the plans’ investment committees and protecting the assets from any erosion of purchasing power; and (3) position the portfolios with a long-term risk/return orientation.

Historical performance and future expectations suggest that common stocks will provide higher total investment returns than fixed income securities over a long-term investment horizon. Short-term investments are utilized for pension payments, expenses and other liquidity needs. As such, the plans’ targeted asset allocation is comprised of 75 percent equity securities and 25 percent fixed income securities.

The plans’ assets are managed by a third-party investment manager. The investment manager has limited discretion to move away from the target allocations based upon the manager’s judgment as to current confidence or concern regarding the capital markets. Investments are diversified by industry and type, limited by grade and maturity. The plans’ investment policy prohibits investments in any securities in the steel industry and allows derivatives subject to strict guidelines, such that derivatives may only be written against equity securities in the portfolio. Investment performance and risk is measured and monitored on an ongoing basis through quarterly investment meetings and periodic asset and liability studies.

Fair value measurements

Plan assets are measured at fair value. The following provides a description of the valuation techniques employed for each major plan asset category at December 31, 2010 and 2009.

Cash and cash equivalents – Cash and cash equivalents include cash on deposit and an investment in a money market mutual fund that invests mainly in short-term instruments and cash, both of which are valued using a market approach and are considered Level 1 in the fair value hierarchy. The money market mutual fund is valued at the net asset value (“NAV”) of shares held.

Equity securities – Investments in public investment trusts and S&P 500 exchange-traded funds are valued using a market approach at the closing price reported in an active market and are therefore considered Level 1. Non-public investment trusts are valued using a market approach based on the underlying investments in the trust, which are publicly traded securities, and are considered Level 2. Private equity investments include interests in limited partnerships which are valued based on the sum of the estimated fair values of the investments held by each partnership, determined using a combination of market, income and cost approaches, plus working capital, adjusted for liabilities, currency translation and estimated performance incentives. These private equity investments are considered Level 3.

Pooled funds – Investments in pooled funds are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on the behalf of defined benefit plans. The various funds consist of either an equity or fixed income investment portfolio with underlying investments held in U.S. and non-U.S. securities. Nearly all of the underlying investments are publicly traded. These investments are considered Level 2.

Real estate – Real estate investments are valued based on discounted cash flows, comparable sales, outside appraisals, price per square foot or some combination thereof and therefore are considered Level 3.

Other – Other investments include investments in two limited liability companies (“LLCs”) with no public market. The LLCs were formed to acquire acres of timberland in the northwest United States and other properties. The values of the LLCs are determined using an income approach based on discounted cash flows and are considered Level 3.

The following tables present the fair values of our defined benefit pension plans’ assets, by level within the fair value hierarchy, as of December 31, 2010 and 2009.

	December 31, 2010
(In millions)	Level 1	Level 2		Level 3	Total
Cash and cash equivalents	$6	$—		$—	$6
Equity securities:
Investment trusts	17	94		—	111
Exchange-traded funds	38	—		—	38
Private equity	—	—		46	46
Investment funds
Pooled funds – equity(a)	—	738		—	738
Pooled funds – fixed income(b)	—	240		—	240
Real estate(c)	—	—		37	37
Other	—	—		17	17

Total investments, at fair value	$61	$1,072		$100	$1,233

	December 31, 2009
(In millions)	Level 1	Level 2		Level 3	Total
Cash and cash equivalents	$8	$—		$—	$8
Equity securities:
Investment trusts	15	79		—	94
Exchange-traded funds	18	—		—	18
Private equity	—	—		29	29
Investment funds
Pooled funds – equity(a)	—	647		—	647
Pooled funds – fixed income(b)	—	227		—	227
Real estate(c)	—	—		25	25
Other	—	59	(d)	16	75

Total investments, at fair value	$41	$1,012		$70	$1,123

(a)

Includes approximately 70 percent of investments held in U.S. and non-U.S. publicly traded common stocks in the consumer staples, consumer discretionary, technology, health and energy sectors and the remaining 30 percent of investments held amongst various other sectors.

(b)

Includes approximately 80 percent of investments held in U.S. and non-U.S. publicly traded investment grade government and corporate bonds which include treasuries, mortgage-backed securities and industrials, and the remaining 20 percent of investments held amongst various other sectors.

(c)

Includes investments diversified by property type and location. The largest property sector holdings, which represent approximately 70 percent of investments held, are office, hotel, residential and land with the greatest percentage of investments made in the U.S. and Asia, which includes the emerging markets of China and India.

(d)	Includes a $59 million receivable for the sale of an investment that closed as of December 31, 2009, but did not cash settle until the next business day.

The following is a reconciliation of the beginning and ending balances recorded for plan assets classified as Level 3 in the fair value hierarchy:

	2010
(In millions)	Private Equity	Real Estate	Other	Total
Beginning balance	$29	$25	$16	$70
Actual return on plan assets	9	3	1	13
Purchases	10	11	—	21
Sales	(2)	(2)	—	(4)

Ending balance	$46	$37	$17	$100

	2009
(In millions)	Private Equity	Real Estate	Other	Total
Beginning balance	$23	$27	$5	$55
Actual return on plan assets	2	(8)	(1)	(7)
Purchases	5	8	12	25
Sales	(1)	(2)	—	(3)

Ending balance	$29	$25	$16	$70

Cash Flows

Contributions to defined benefit plans – We expect to make contributions to the funded pension plans of up to $102 million in 2011. Cash contributions to be paid from our general assets for the unfunded pension and postretirement plans are expected to be approximately $6 million and $18 million in 2011.

Estimated future benefit payments – The following gross benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated.

(In millions)	Pension Benefits	Other Benefits (a)
2011	$167	$18
2012	189	20
2013	195	22
2014	203	25
2015	207	28
2016 through 2020	1,080	180

(a)

Expected Medicare reimbursements for 2011 through 2020 total $22 million. Effective 2013, as a result of the PPACA, future Medicare reimbursements will no longer be tax deductible and must be used to reduce the costs of providing Medicare Part D equivalent prescription drug benefits to retirees.

Contributions to defined contribution plans – We also contribute to several defined contribution plans for eligible employees. Contributions to these plans totaled $54 million, $40 million and $38 million in 2010, 2009 and 2008.

19. Stock-Based Compensation Plans

Description of the Plans

The Marathon Oil Corporation 2007 Incentive Compensation Plan (the “2007 Plan”) was approved by the Marathon Oil stockholders in April 2007 and authorizes the Compensation Committee of the Marathon Oil Board of Directors to grant stock options, stock appreciation rights, stock awards (including restricted stock and restricted stock unit awards) and performance awards to employees, which includes RM&T Business employees. No more than 34 million shares of Marathon Oil common stock may be issued under the 2007 Plan and no more than 12 million of those shares may be used for awards other than stock options or stock appreciation rights.

Shares subject to awards under the 2007 Plan that are forfeited, are terminated or expire unexercised become available for future grants. If a stock appreciation right is settled upon exercise by delivery of shares of common stock, the full number of shares with respect to which the stock appreciation right was exercised will count against the number of shares of Marathon Oil common stock reserved for issuance under the 2007 Plan and will not again become available under the 2007 Plan. In addition, the number of shares of Marathon Oil common stock reserved for issuance under the 2007 Plan will not be increased by shares tendered to satisfy the purchase price of an award, exchanged for other awards or withheld to satisfy tax-withholding obligations. Shares issued as a result of awards granted under the 2007 Plan are generally funded out of common stock held in treasury, except to the extent there are insufficient treasury shares, in which case new common shares are issued.

After approval of the 2007 Plan, no new grants were or will be made from the 2003 Incentive Compensation Plan (the “2003 Plan”). The 2003 Plan replaced the 1990 Stock Plan, the Non-Officer Restricted Stock Plan, the Non-Employee Director Stock Plan, the deferred stock benefit provision of the Deferred Compensation Plan for Non-Employee Directors, the Senior Executive Officer Annual Incentive Compensation Plan and the Annual Incentive Compensation Plan (the “Prior Plans”). No new grants will be made from the Prior Plans. Any awards previously granted under the 2003 Plan or the Prior Plans shall continue to vest or be exercisable in accordance with their original terms and conditions.

The following disclosures relate to Marathon Oil stock-based awards granted to our employees.

Stock-based awards under the Plan

Stock options – Marathon Oil grants stock options under the 2007 Plan. Stock options represent the right to purchase shares of Marathon Oil common stock at its fair market value on the date of grant. Through 2004, certain stock options were granted under the 2003 Plan with a tandem stock appreciation right, which allows the recipient to instead elect to receive cash or Marathon Oil common stock equal to the excess of the fair market value of shares of common stock, as determined in accordance with the 2003 Plan, over the option price of the shares. In general, stock options granted under the 2007 Plan and the 2003 Plan vest ratably over a three-year period and have a maximum term of ten years from the date they are granted.

Stock appreciation rights – Prior to 2005, Marathon Oil granted stock appreciation rights (“SARs”) under the 2003 Plan. No stock appreciation rights have been granted under the 2007 Plan. Similar to stock options, stock appreciation rights represent the right to receive a payment equal to the excess of the fair market value of shares of common stock on the date the right is exercised over the grant price. Under the 2003 Plan, SARs were granted as stock-settled awards. In general, SARs granted under the 2003 Plan vest ratably over a three-year period and have a maximum term of ten years from the date they are granted.

Restricted stock – Marathon Oil grants restricted stock under the 2007 Plan and previously granted such awards under the 2003 Plan. In 2005, the Marathon Oil Compensation Committee began granting time-based restricted stock to certain U.S.-based officers of Marathon Oil and its consolidated subsidiaries as part of their annual long-term incentive package. The restricted stock awards to officers vest three years from the date of grant, contingent on the recipient’s continued employment. Marathon Oil also grants restricted stock to certain non-officer employees (“restricted stock awards”), based on their performance within certain guidelines and for retention purposes. The restricted stock awards to non-officers generally vest in one-third increments over a three-year period, contingent on the recipient’s continued employment, however, certain restricted stock awards granted in 2008 will vest over a four-year period, contingent on the recipient’s continued employment. Prior to vesting, all restricted stock recipients have the right to vote such stock and receive dividends thereon. The non-vested shares are not transferable and are held by Marathon Oil’s transfer agent.

Total stock-based compensation expense

Total employee stock-based compensation expense was $16 million, $18 million and $16 million in 2010, 2009 and 2008, while the total related income tax benefits were $6 million, $7 million and $6 million in the same years. In 2010, 2009 and 2008, cash received by Marathon Oil upon exercise of stock option awards was $5 million, $2 million and $2 million. Tax benefits realized for deductions for stock awards exercised during 2010, 2009 and 2008 totaled $1 million for each of these years.

Stock option awards

During 2010, 2009, and 2008, Marathon Oil granted stock option awards to both officer and non-officer employees of the RM&T Business. The weighted average grant date fair value of these awards was based on the following Black-Scholes assumptions:

	2010	2009	2008
Weighted average exercise price per share	$30.12	$28.09	$51.78
Expected annual dividends per share	$0.97	$0.96	$0.96
Expected life in years	5.1	4.9	4.8
Expected volatility	41%	41%	30%
Risk-free interest rate	2.2%	2.3%	3.1%
Weighted average grant date fair value of stock option awards granted	$8.72	$7.87	$13.10

The following is a summary of stock option award activity in 2010.

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2009	6,046,834	$35.84
Granted	1,605,990	30.12
Exercised	(218,355)	17.96
Canceled	(117,340)	37.80

Outstanding at December 31, 2010	7,317,129	34.97

The intrinsic value of stock option awards exercised during 2010, 2009 and 2008 was $2 million, $1 million and $3 million.

The following table presents information related to stock option awards at December 31, 2010.

	Outstanding			Exercisable
Range of Exercise Prices	Number of Shares Under Option	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number of Shares Under Option	Weighted- Average Exercise Price
$ 12.76-16.81	819,646	3	$16.07	819,646	$16.07
23.82-29.24	2,557,912	7	27.34	1,323,205	26.29
30.37-46.41	2,213,858	8	33.57	950,700	37.82
51.17-61.33	1,725,713	7	57.05	1,494,177	57.88

Total	7,317,129	7	34.97	4,587,728	37.14

As of December 31, 2010, the aggregate intrinsic value of stock option awards outstanding was $50 million. The aggregate intrinsic value and weighted average remaining contractual life of stock option awards currently exercisable were $31 million and 6 years.

As of December 31, 2010, the number of fully-vested stock option awards and stock option awards expected to vest was 7,145,493. The weighted average exercise price and weighted average remaining contractual life of these stock option awards were $35.08 and 7 years and the aggregate intrinsic value was $49 million. As of December 31, 2010, unrecognized compensation cost related to stock option awards was $14 million, which is expected to be recognized over a weighted average period of 1.9 years.

Restricted stock awards

The following is a summary of restricted stock award activity.

	Awards	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2009	223,955	$43.11
Granted	105,123	30.56
Vested	(95,443)	53.85
Forfeited	(29,863)	33.40

Unvested at December 31, 2010	203,772	33.03

The vesting date fair value of restricted stock awards, which vested during 2010, 2009 and 2008, was $3 million, $3 million and $4 million. The weighted average grant date fair value of restricted stock awards was $33.03, $43.11 and $50.03 for awards unvested at December 31, 2010, 2009 and 2008.

As of December 31, 2010, there was $3 million of unrecognized compensation cost related to restricted stock awards, which is expected to be recognized over a weighted average period of 1.5 years.

20. Leases

We lease a wide variety of facilities and equipment under operating leases, including land and building space, office equipment, storage facilities and transportation equipment. Most long-term leases include renewal options and, in certain leases, purchase options. Future minimum commitments as of December 31, 2010, for capital lease obligations (including sale-leasebacks accounted for as financings) and for operating lease obligations having initial or remaining noncancelable lease terms in excess of one year are as follows:

(In millions)	Capital Lease Obligations(a)	Operating Lease Obligations
2011	$24	$110
2012	36	121
2013	43	115
2014	43	106
2015	44	98
Later years	396	184

Total minimum lease payments	586	$734

Less imputed interest costs	(216)

Present value of net minimum lease payments	$370

(a)

Capital lease obligations include $164 million related to assets under construction as of December 31, 2010. These leases are currently reported as long-term debt based on the percentage of construction completed at $73 million.

Capital lease obligations reported as long-term debt on the combined balance sheets include:

	December 31,
(In millions)	2010	2009
Capital lease obligations due 2011 – 2024(a)(b)	$279	$254
Amounts due within one year	(11)	(11)

Capital lease obligations due after one year	$268	$243

(a)

These obligations as of December 31, 2010 include $73 million related to assets under construction at that date for which a capital lease will commence upon completion of construction. The amounts currently reported are based upon the percent of construction completed as of December 31, 2010 and therefore do not reflect future lease obligations of $164 million related to the assets.

(b)	Capital lease obligations due for the years 2011 – 2015 are $11 million, $14 million, $15 million, $17 million and $19 million.

Operating lease rental expense was:

(In millions)	2010	2009	2008
Minimum rental	$164	$133	$146
Contingent rental	22	19	22

Rental expense	$186	$152	$168

21. Commitments & Contingencies

We are the subject of, or a party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. Some of these matters are discussed below. The ultimate resolution of these contingencies could, individually or in the aggregate, be material. However, we believe that our company will remain a viable and competitive enterprise even though it is possible that some or all of these contingencies could be resolved unfavorably.

Environmental matters – We are subject to federal, state, local and foreign laws and regulations relating to the environment. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal sites and certain other locations including presently or formerly owned or operated retail marketing sites. Penalties may be imposed for noncompliance. As of December 31, 2010 and 2009, we were not subject to any pending proceeding brought by any governmental authority relating to any of those disposal sites or other locations and involving any monetary fine, penalty or sanction.

At December 31, 2010 and 2009, accrued liabilities for remediation totaled $116 million and $112 million. It is not presently possible to estimate the ultimate amount of all remediation costs that might be incurred or the penalties if any that may be imposed. Receivables for recoverable costs from certain states, under programs to assist companies in clean-up efforts related to underground storage tanks at presently or formerly owned or operated retail marketing sites, were $56 million and $59 million at December 31, 2010 and 2009.

Lawsuits – We, along with other refining and marketing companies, settled a number of lawsuits pertaining to gasoline containing methyl tertiary-butyl ether (“MTBE”) in 2008. We settled additional MTBE-related lawsuits in 2009 and 2010. As of December 31, 2010, we are a defendant, along with other refining and marketing companies, in seven lawsuits pending in five states, in which the plaintiffs seek to recover damages alleged to result from MTBE contamination. Like the lawsuits that we previously settled, these lawsuits are consolidated in a multi-district litigation (“MDL”) in the Southern District of New York for pretrial proceedings. Plaintiffs allege damages to water supply wells from contamination of groundwater by MTBE, similar to the damages claimed in the lawsuits previously settled. In addition, in one of the lawsuits the New Jersey Department of Environmental Protection also seeks to recover the cost of remediating MTBE contamination of ground and surface water not being used for public water supply purposes, as well as natural resources damages allegedly resulting from such contamination. We are vigorously defending these lawsuits. We do not expect our share of liability for these cases to significantly impact our combined results of operations, financial position or cash flows. We expect additional lawsuits alleging similar damages against us in the future, but likewise do not expect them individually or in total to materially impact our combined results of operations, financial position or cash flows, based on our experience and amounts paid in connection with other MTBE lawsuits. However, the ultimate outcome of the pending or future MTBE lawsuits, including any financial effect on us, remains uncertain. The pending cases are in various phases of discovery, and our management does not believe an estimate of a reasonably possible loss (or range of loss) can be made for these lawsuits and future lawsuits at this time. We voluntarily discontinued distributing MTBE containing gasoline in 2002.

In May 2007, the Kentucky Attorney General filed a lawsuit against us and Marathon Oil in state court in Franklin County, Kentucky for alleged violations of Kentucky’s emergency pricing and consumer protection laws following Hurricanes Katrina and Rita in 2005. The lawsuit alleges that we overcharged customers by $89 million during September and October 2005. The complaint seeks disgorgement of these sums, as well as penalties, under Kentucky’s emergency pricing and consumer protection laws. We believe we have viable defenses and are vigorously defending this lawsuit. If it is resolved unfavorably, it could materially impact our combined results of operations, financial position or cash flows. We believe that this is the first lawsuit for damages and injunctive relief under the Kentucky emergency pricing laws to progress this far, and it contains many novel issues. The ultimate outcome of this lawsuit, including any financial effect on us, remains uncertain. Management does not believe an estimate of a reasonably possible loss (or range of loss) can be made for this lawsuit at this time.

We are also defendant in a number of other lawsuits arising in the ordinary course of business, including, but not limited to, contract claims and environmental claims. While the ultimate outcome and impact to us cannot be predicted with certainty, we believe that the resolution of these proceedings will not have a material adverse effect on our combined financial position, results of operations or cash flows.

Guarantees – We have provided certain guarantees, direct and indirect, of the indebtedness of other companies. Under the terms of most of these guarantee arrangements, we would be required to perform should the guaranteed party fail to fulfill its obligations under the specified arrangements. In addition to these financial guarantees, we also have various performance guarantees related to specific agreements.

Guarantees related to indebtedness of equity method investees – We hold interests in an offshore oil port, LOOP, and a crude oil pipeline system, LOCAP LLC. Both LOOP and LOCAP LLC have secured various project financings with throughput and deficiency agreements. Under the agreements, we are required to advance funds if the investees are unable to service their debt. Any such advances are considered prepayments of future transportation charges. The terms of the agreements vary but tend to follow the terms of the underlying debt. Our maximum potential undiscounted payments under these agreements totaled $172 million as of December 31, 2010.

We hold an interest in a refined products pipeline through our investment in Centennial, and have guaranteed the repayment of Centennial’s outstanding balance under a Master Shelf Agreement, which is scheduled to expire in 2024. The guarantee arose in order for Centennial to obtain adequate financing. Our maximum potential undiscounted payments under this agreement totaled $55 million as of December 31, 2010.

Other guarantees – We have entered into other guarantees with maximum potential undiscounted payments totaling $109 million as of December 31, 2010, which consist of a commitment to contribute cash to an equity method investee for certain catastrophic events, up to $50 million per event, in lieu of procuring insurance coverage, a legal indemnification, and leases of RM&T Business assets containing general lease indemnities and guaranteed residual values.

General guarantees associated with dispositions – Over the years, we have sold various assets in the normal course of our business. Certain of the related agreements contain performance and general guarantees, including guarantees regarding inaccuracies in representations, warranties, covenants and agreements, and environmental and general indemnifications that require us to perform upon the occurrence of a triggering event or condition. These guarantees and indemnifications are part of the normal course of selling assets. We are typically not able to calculate the maximum potential amount of future payments that could be made under such contractual provisions because of the variability inherent in the guarantees and indemnities. Most often, the nature of the guarantees and indemnities is such that there is no appropriate method for quantifying the exposure because the underlying triggering event has little or no past experience upon which a reasonable prediction of the outcome can be based.

Contractual commitments – At December 31, 2010 and 2009, our contractual commitments to acquire property, plant and equipment totaled $768 million and $1,172 million.

22. Subsequent Events (Unaudited)

On February 1, 2011, MPC, currently a wholly owned subsidiary of Marathon Oil, completed a private placement of three series of Senior Notes aggregating $3 billion (the “Notes”). The following table shows the aggregate principal amount of each of the three series of Senior Notes.

(In millions)
3.500% notes due March 1, 2016	$750
5.125% notes due March 1, 2021	1,000
6.500% notes due March 1, 2041	1,250

$3,000

The Notes are intended to establish a minimum $750 million initial cash balance for MPC upon completion of the Spin-Off and replace existing debt payable to the Marathon Oil Companies, and any remaining proceeds will be distributed to the Marathon Oil Companies on or before June 30, 2011. The Notes are unsecured and unsubordinated obligations of MPC which are guaranteed by Marathon Oil on a senior unsecured basis. Marathon Oil’s guarantees will terminate upon completion of the Spin-Off.

The holders of the Notes are entitled to the benefits of a registration rights agreement. Within 360 days after the issuance of the Notes, MPC and Marathon Oil will be obligated to use commercially reasonable efforts to file a registration statement with respect to a registered exchange offer to exchange the Notes for new notes that are guaranteed by Marathon Oil, if applicable, with terms substantially identical in all material respects to the Notes. Alternatively, if the exchange offer cannot be completed, MPC and Marathon Oil will be required to file a shelf registration statement to cover resale of the Notes under the Securities Act of 1933. If MPC and Marathon Oil do not comply with these obligations, we will be required to pay additional interest on the Notes. The additional interest will accrue on the principal amount of the Notes at a rate of 0.25 per annum, which rate would be increased by an additional 0.25 percent per annum for each subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may not exceed one percent per annum. Marathon Oil’s obligations under the registration rights agreement will terminate upon termination of the Marathon Oil guarantees in connection with the completion of the Spin-Off, at which point MPC will be solely responsible for the obligations under the registration rights agreement.

To provide additional liquidity following the Spin-Off, MPC entered into a four-year revolving credit agreement dated as of March 11, 2011, (the “Credit Agreement”) with a syndicate of lenders. Under the Credit Agreement, upon the consummation of the Spin-Off and the satisfaction of certain other conditions, MPC will have an initial borrowing capacity of up to $2.0 billion. MPC has the right to seek an increase of the total amount available under the Credit Agreement to $2.5 billion, subject to certain conditions. MPC may obtain up to $1.5 billion of letters of credit and up to $100 million of swingline loans under the Credit Agreement. MPC may, subject to certain conditions, request that the term of the Credit Agreement be extended for up to two additional one-year periods. Each such extension would be subject to the approval of lenders holding greater than 50 percent of the commitments then outstanding, and the commitment of any lender that does not consent to an extension of the maturity date will be terminated on the then-effective maturity date.

The Credit Agreement contains covenants that MPC considers usual and customary for an agreement of this type, including a maximum ratio of consolidated indebtedness to Consolidated EBITDA (as defined in the Credit Agreement) of 3.0 to 1.0 and a minimum ratio of Consolidated EBITDA to consolidated interest expense of 3.5 to 1.0. In addition, the Credit Agreement includes limitations on indebtedness of MPC’s subsidiaries, other than subsidiaries that guarantee MPC’s obligations under the Credit Agreement. Borrowings under the Credit Agreement are subject to acceleration upon the occurrence of events of default that MPC considers usual and customary for an agreement of this type.

Borrowings of revolving loans under the Credit Agreement bear interest, at MPC’s option, at either (i) the sum of the Adjusted LIBO Rate (as defined in the Credit Agreement), plus a margin ranging between 1.75 percent to 3.00 percent, depending on MPC’s credit ratings, or (ii) the sum of the Alternate Base Rate (as defined in the Credit Agreement), plus a margin ranging between 0.75 percent to 2.00 percent, depending on MPC’s credit ratings. The Credit Agreement also provides for customary fees, including administrative agent fees, commitment fees, fees in respect of letters of credit and other fees.

Supplementary Statistics (Unaudited)

(In millions)	2010	2009	2008
Segment Income from Operations
Refining & Marketing	$800	$452	$1,377
Speedway	293	212	284
Pipeline Transportation	183	172	183

Segment income from operations	1,276	836	1,844
Items not allocated to segments	(265)	(182)	11

Income from operations	$1,011	$654	$1,855

Capital Expenditures(a)
Refining & Marketing	$1,060	$2,468	$2,761
Speedway	84	49	62
Pipeline Transportation	21	58	131
Other	1	4	—

Total	$1,166	$2,579	$2,954

(a)	Capital expenditures include capital accruals.

Supplementary Statistics (Unaudited)

	2010	2009	2008
RM&T Business Refined Product Sales Volumes (thousands of barrels per day)(a)	1,585	1,378	1,352
Refining & Marketing Operating Statistics
Refinery Runs (thousands of barrels per day)
Crude oil refined	1,173	957	944
Other charge and blend stocks	162	196	207

Total	1,335	1,153	1,151

Refined Product Yields (thousands of barrels per day)
Gasoline	726	669	609
Distillates	409	326	342
Propane	24	23	22
Feedstocks and special products	97	62	96
Heavy fuel oil	24	24	24
Asphalt	76	66	75

Total	1,356	1,170	1,168

Refining and Marketing Sales Volumes (thousands of barrels per day)(b)	1,573	1,365	1,339
Refining and Marketing Gross Margin (dollars per gallon)(c)	$0.0677	$0.0577	$0.1114
Speedway Operating Statistics
Retail outlets at period-end	1,358	1,603	1,617
Gasoline & distillates sales (millions of gallons)	3,300	3,232	3,215
Gasoline & distillates gross margin (dollars per gallon)(d)	$0.1207	$0.1030	$0.1350
Merchandise sales (in millions)	$3,195	$3,109	$2,838
Merchandise gross margin (in millions)	$789	$775	$716
Pipeline Transportation Operating Statistics
Pipeline Barrels Handled (thousands of barrels per day)(e)
Crude oil trunk lines(f)	1,204	1,113	1,216
Refined products trunk lines	968	953	960

Total	2,172	2,066	2,176

(a)	Total average daily volumes of refined product sales to wholesale, branded and retail (Speedway segment) customers.
(b)	Includes intersegment sales.
(c)	Sales revenue less cost of refinery inputs, purchased products and manufacturing expenses, including depreciation.
(d)

Effective in the fourth quarter 2010, bank card processing fees incurred by the Speedway segment have been included as a cost in the calculation of the gasoline and distillate gross margin. All periods presented have been restated to reflect that classification.

(e)	On owned common carrier pipelines, excluding equity method investments.
(f)	For all periods presented, excludes volumes transported on a crude oil system that was transferred from common carrier to private service in the fourth quarter 2009.